Exhibit 15.1

Swedish annual report for 2019

in English (adjusted version)

Contents

The business

4	CEO comment
6	Business model
8	An industry driving change
9	Strategy and financial targets
14	Differentiating the 5G user experience
15	Innovation
16	Segments
20	Market areas
26	Our people

Financials

27	Letter from the Chair of the Board
28	Board of Directors’ report
43	Report of independent registered public accounting firm
45	Consolidated financial statements
52	Notes to the consolidated financial statements
97	Management’s report on internal control over financial reporting
98	Risk factors
109	Forward-looking statements

Corporate governance

110	Corporate governance report
135	Remuneration report

Sustainability

143	Sustainability management
144	Significant topics, risks and opportunies
145	Responsible business

Share information

149	The Ericsson share

Other information

153	Five-year summary – Financial information
154	Five-year summary – Non-financial information
155	Alternative performance measures
160	Financial terminology and exchange rates
161	Glossary
162	Shareholder information
164	Signatures

The annual accounts and consolidated accounts of the Company are included on pages 43–94 in this document.

Ericsson in brief

We have connected people through the evolution of communications technology. It started with telegraphy on to fixed telephony and mobile. As a 5G technology leader we are now not only connecting every “one”, but also every “thing”. It all started in a mechanical workshop in Stockholm in 1876 where Lars Magnus Ericsson designed telephones and his wife Hilda manufactured them by winding copper wire coils.

We have been a technology leader in every generation of mobile communications.

When mobile broadband was in its infancy, Ericsson was already working on the next generation technology, 3G. Ericsson was working on 4G long before the smartphone became ubiquitous and our technology leadership has been a key industry driver towards 5G.

Now, with 5G as a commercial reality, we continue to invest to strengthen 5G leadership and we support our customers to capture the full value of connectivity for them and their customers.

Our portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and Other. The portfolio is designed to help our customers go digital and increase efficiency in an intelligent and sustainable way, while finding new revenue streams.

The Ericsson shares trade on Nasdaq Stockholm and the Ericsson ADSs trade on NASDAQ New York. www.ericsson.com.

Contact: investor.relations@ericsson.com

3 The business – This is Ericsson	Ericsson Annual Report on Form 20-F 2019

Highlights 2019

Earnings

Q1 report: Ericsson reported underlying operating margin improvement in all segments YoY. Segment Managed Services’ gross margin excluding restructuring charges improved to 17.7% (9.1%) YoY, supported by efficiency gains and customer contract reviews.

Q2 report: Ericsson grew by 7% YoY adjusted for comparable units and currency. Segment Networks’ operating margin excluding restructuring charges improved to 15.0% (13.3%) as a result of higher sales and gross margin.

Q3 report: Ericsson delivered 11.4% (7.0%) operating margin excluding restructuring charges and items affecting comparability.1) Segment Digital Services’ operating margin significantly improved YoY with stronger gross margin and growth in the new portfolio of 19% rolling 12 months.

Q4 report: Ericsson reported growth for the sixth consecutive quarter adjusted for comparable units and currency. Gross margin excluding restructuring charges improved to 37.1% (32.0%) YoY, mainly driven by improvements in Digital Services. The board will propose a dividend for 2019 of SEK 1.50 (1.00) per share to the AGM.

Strategy execution

Networks: By year-end 2019, Ericsson announced 78 commercial 5G agreements with individual operators and 24 live 5G networks across the globe. Ericsson also increased investments within R&D, and reported organic growth and gross margin improvement.

Digital Services: The business momentum in the new portfolio of 5G and cloud-native products is good. Sales of the new portfolio grew by 7%, driven by customer investments in 4G and 5G. By year-end 2019, 75% of the critical and non-strategic contracts identified in 2017 had been addressed.

Managed Services: R&D investments in Managed Services increased in 2019 and in the first quarter a new AI-based offering for operators, Ericsson Operations Engine, was launched.

Emerging Business and Other: In 2019, Ericsson increased its investments within IoT, a fast-growing business that addresses new opportunities created with 5G.

Key announcements

•	Ericsson and Swisscom launched the first large-scale commercial 5G network in Europe, supporting commercially available 5G smartphones.

•	Ericsson to build a new state-of-the-art 5G smart factory in Lewisville, Texas, to meet the demand for rapid 5G deployments in North America.

•	Ericsson acquired Kathrein’s antenna and filter business which will enabled us to broaden our portfolio of antenna and filter products. The acquisition will also add essential competence regarding advanced radio network products.

•	Ericsson reaches resolutions on US FCPA investigations. Ericsson announced the resolution of the previously disclosed investigations by the US Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) regarding the Company’s compliance with the US Foreign Corrupt Practices Act (FCPA).

Net sales SEK billion	227. 2	Operating income (loss)	10.6	Free cash flow before M&A SEK billion	7.6
	(2018: 210.8)	SEK billion	(2018: 1.2)		(2018: 4.3)
	(2017: 205.4)		(2017: –34.7)		(2017: 4.8)

Gross margin excl. restructuring	37. 5%	Operating margin excl. restructuring	5.0%	Number of employees	99,417
charges 2)	(2018: 35.2%)	charges 3)	(2018: 4.4%)		(2018: 95,359)
	(2017: 25.9%)		(2017: –12.8%)		(2017: 100,735)

1)

Operating income excluding restructuring charges in all periods. Excluding cost provisions related to resolution of the SEC and DOJ investigations of SEK –11.5 billion and refund of social security costs of SEK 0.9 billion in Q3 2019.

2)	Excluding restructuring charges of SEK –0.3 billion (2019), SEK –5.9 billion (2018) and SEK –5.2 billion (2017).
3)	Excluding restructuring charges of SEK –0.8 billion (2019), SEK –8.0 billion (2018) and SEK –8.5 billion (2017).

4 The business – CEO comment	Ericsson Annual Report on Form 20-F 2019

We are capturing the 5G opportunity

In 2019 we have seen 5G grow faster than expected, there is an unprecedented demand for consumer applications and 5G will be the platform for connectivity in the enterprise space. Our focused business strategy, built on increased R&D for technology leadership, allowed us to double down on our 5G investments and this has created a solid foundation for growth. We closed out the year in a clear leading position with 78 contracts and 24 live 5G networks across 4 continents.

Over the last three years, we have executed on our focused strategy. With the turnaround phase behind us, we now see our topline growing and margins improving. This, in combination with improved working capital efficiency, has generated a solid cash flow. In short, we have a healthy business and can now take the next steps to identify profitable growth opportunities.

With increased R&D we now have a competitive portfolio which is driving improved gross margin and in addition, we have recorded several important commercial agreements that strengthen our future business.

During 2019, we adjusted our sales ambition for 2020 up by SEK 20 billion to SEK 230–240 billion. Our operating margin target for 2020 remains at more than 10% and we have crystallized the 2022 operating margin target as a range of 12–14%.

M&A activity will continue to be an important part of our growth strategy, where we see potential value creating portfolio-near acquisitions as enablers for future growth. In 2019, we acquired Kathrein’s antenna and filter business to expand our portfolio and bring vital competence into the Company.

Over the past several years, we have worked to resolve many difficult issues, including turning around our challenged contracts and resolving our settlement with the US authorities. With the resolution with the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC), we have brought closure to the long- standing investigations into our past conduct. It is important to stress that we have a zero tolerance for corruption and the resolution highlights a number of shortcomings. We work hard every day to build a culture of compliance, anchored securely within the organization, to ensure that such an event will never happen again. Rebuilding our trust is a top priority. In the near term, the addition of significant resources to further strengthen our Ethics & Compliance program will negatively affect our earnings, but the long-term payoff is indisputable.

Excluding the costs related to the resolution of the investigations by the US authorities, our 2019 operating margin was 9.7%, almost achieving the target for 2020 one year ahead of plan. Proof of our strength and confidence in our future was reflected by the Board’s proposal to raise the dividend to SEK 1.50 per share.

The 5G opportunity

With a solid business foundation and our increased investments in 5G we are well positioned to benefit from an accelerated deployment of this technology. In 2019 leading telecom operators from all over the world have switched on their 5G networks and that market is growing even faster than most analysts expected. In total, we expect the global number of 5G subscriptions to reach 2.6 billion within the next six years, driven by sustained momentum and a rapidly developing 5G ecosystem. This will make it the fastest mobile technology to have ever been rolled out.

Our research shows that consumers have a high interest in the new 5G-enabled services and a willingness to pay for them.

We also expect data usage to increase rapidly. In South Korea, where commercial 5G services were launched in early 2019, 5G subscribers on unlimited data plans consume on average 30 percent more data than that of 4G subscribers on similar plans.

But 5G is much more than enhanced mobility for consumers. This is an innovation platform so powerful that it will be the driving force behind the next big shift in society – the fourth industrial revolution. By 2025, we expect the number of cellular IoT connections to reach 5 billion. This shift will impact all sectors, potentially increasing the addressable opportunity for telecom operators by up to 30% by 2030.

We are increasing our investments in IoT and advanced connectivity solutions that will allow us to capture this growing market. We already see very strong demand for these solutions.

Technology leadership

Over more than three decades, we have invested tens of billions of dollars in all generations of mobile technology, and with 5G we are laying the foundation for a new era of connectivity. Our 5G platform is commercially live with 24 customers on four continents and our focus continues to be on performance.

Thanks to our early and significant investment in R&D, Ericsson has the world’s leading patent portfolio in cellular technology, with

5 The business – CEO comment	Ericsson Annual Report on Form 20-F 2019

more than 54,000 granted patents and over 100 signed licensing agreements. When an independent law firm reviewed the 5G patents which are declared as potentially standard-essential, they found Ericsson to have a leading share of relevant patents. Another way to look at 5G leadership is that we have the most devices certified to work on our equipment. To put it simply, from technology leadership to performance in the field, there is no one ahead of us in 5G.

Doing business the right way

It is my strong belief that a culture of integrity, responsibility, transparency and accountability is what ultimately counts in determining a company’s long-term success. Unfortunately, the commitment to our values and to upholding our Code of Business Ethics has in the past been inconsistent.

We must acknowledge that we have not always met the high standards that we set for ourselves for doing business the right way. The settlement with the DOJ and SEC is evidence of that.

The resolution allows us to bring an end to the investigations conducted by the US authorities since 2013 and 2015 into Ericsson’s compliance with the US Foreign Corrupt Practices Act (FCPA). We can do nothing about yesterday, very little about today, but we can fundamentally change tomorrow. We are working hard to be a better company, today and in the future, to ensure that this doesn’t happen again.

Over the past several years we have significantly increased resources devoted to compliance and investigations. We have introduced vetting of Executive Team members and staff in over 150 key positions.

Importantly, the key individuals identified by the DOJ and SEC are no longer with the company. In total, 49 people with some form of culpable involvement in the matters reported to the DOJ and SEC have left Ericsson.

We have also strengthened the vetting of third parties and have improved screening for high-risk transaction. We take action when we find third parties who fail to live up to the standards we set to ensure ethical business practices.

We are focused on re-establishing the trust and confidence of all our stakeholders –including employees, customers, regulators, investors and the general public.

This work has made Ericsson a stronger company, but we know that there is more to be done. In fact, this work never stops. This is not just about policies and internal controls – it is about people and culture. To be a trusted partner we must ensure that everyone in the Company adheres to the highest ethical standards and principles. Ultimately, conducting business responsibly and with integrity is the only way we can drive real and positive change.

Sustainability and corporate responsibility

We have integrated sustainability and corporate responsibility into our business strategy, and our sustainability performance is reflected in the Sustainability and Corporate Responsibility report published together with this Annual Report. We continue to support the ten principles of the UN Global Compact and the UN Guiding Principles on Business and Human Rights as important elements of our commitment to responsible business.

Ericsson has been a driving force in showing how digital technology can reduce carbon emissions by 15% in sectors like manufacturing and transport by 2030. We are one of a handful of companies that has set Science Based Targets committed to support limiting global temperature rise to 1.5°C, to further demonstrate our leading position we have made an additional commitment to become carbon neutral by 2030.

In summary

We are empowering an intelligent, sustainable and connected world by relentlessly innovating technologies that are easy to adopt, use and scale. We have already connected billions of people, and our solutions are helping to solve some of the planet’s biggest challenges. Through our people, solutions and technology leadership we will continue to drive real, positive change in society.

We are stronger today. We have returned to profitability, have a solid core business and are growing. Our focused strategy remains in place, with the prime focus on telecom operators, and we are continuing our work to bolster ethics and compliance across the Company and build a culture defined by integrity, responsibility, transparency and accountability. We know that conducting our business the right way is the only way to be successful for another 100 or more years.

A company’s performance is all about people. Therefore, I want to especially thank all my colleagues at Ericsson for turning around the company. You have done a tremendous job in 2019. You rock!

Börje Ekholm

President and CEO

6 The business – Business model	Ericsson Annual Report on Form 20-F 2019

Business model

Our business model is built to manage changing market requirements and to capture new business opportunities. Customer focus and motivated employees are key to drive our business, create stakeholder value and to build a stronger company long-term.

We develop innovative and cost competitive solutions for our customers.	Motivated and talented employees drive our business.

7 The business – Business model	Ericsson Annual Report on Form 20-F 2019

With an agile and efficient business model, we create value for our stakeholders by providing industry-leading, high performing, sustainable and cost-efficient solutions to our customers.

We create value for our stakeholders by building a stronger company long term.

8 The business – An industry driving change	Ericsson Annual Report on Form 20-F 2019

An industry driving change

During 2019 initial deployments of 5G networks continued at a rapid pace and an increasing number of 5G devices became available.

Spectrum for future networks

For every new generation of mobile technology, new radio frequency bands have been allocated to enable the commercial launch of the new technology, while maintaining previous generations in operation. With the rapid uptake of 5G expected to continue, operators will need more spectrum, not least to achieve the full benefits of 5G, such as ultra-high peak data-rates and low latency in the millimeter wavelengths. By 2025, Ericsson forecasts 2.6 billion 5G subscriptions globally, accounting for 29 percent of all mobile subscriptions at that time.

Different spectrum for different needs

Each spectrum band has different physical properties, meaning that there are tradeoffs between capacity, coverage and latency as well as reliability and spectral efficiency. When planning 5G deployments, operators need to take these trade-offs into consideration to match their own service focus, whether this is enhanced mobile broadband, massive IoT, critical IoT or Fixed Wireless Access.

Low-band

The low-band frequencies have historically been used for 2G, 3G and 4G networks for voice and mobile broadband services as well as for TV broadcasting. For a typical 5G mobile broadband use case, capacity and latency are similar to 4G on the same band.

Mid-band

Mid-band frequencies are currently used for 2G, 3G and 4G services. In the new higher mid-band spectrum, we are likely to see larger bandwidths (50–100 MHz). This could enable high-capacity, lower-latency networks to be used for new 5G use cases, with better wide-area and indoor coverage than what higher-band spectrum can offer.

High-band

High-band frequencies provide the quantum leap in performance promised by 5G. These new bands are typically in the 24–40 GHz range, with bandwidths in 100 MHz (or higher) blocks. Such large bandwidth enables ultra-high capacity networks with latency as low as 1 millisecond. However, these higher frequencies come with a coverage limitation compared with lower bands.

Spectrum strategy

Over time, existing spectrum used for 4G will be smoothly migrated to 5G. Functions that enable smooth spectrum migration and combinations of both bands and technologies will be crucial for the planned evolution of the network.

There are likely to be several combinations of bands and technologies for 5G over the coming years, as traffic increases and markets mature. This will enable devices to be connected to both 4G and 5G simultaneously. Utilizing spectrum in combination with new bands will enable operators to serve a wider variety of use cases more efficiently and, in many cases, more quickly.

Challenges in Europe

Compared with the introduction of 4G, larger quantities of new radio spectrum have been allocated for 5G. In the US the Federal Communications Commission has freed up vast amounts of bandwidth for 5G in underused high-band spectrum. Although EU lawmakers have agreed to open up the 3.6 and 26 GHz bands by 2020, about half of all European countries have not yet licensed spectrum for 5G. European countries will thus lag behind countries like the US, Japan, Korea, Australia, and China. Several European countries and their society, industries and consumers will not be able to use 5G to its full extent until several years after the early 5G countries.

Spectrum trade-off

9 The business – Strategy and financial targets	Ericsson Annual Report on Form 20-F 2019

A focused business strategy

In 2019 we continued to fully execute the focused strategy introduced in 2017 and we are tracking towards the financial targets set for 2020 and 2022. We continue to pursue selective, disciplined and profitable growth in order to build an even stronger company long term.

Building a stronger Ericsson long term

The execution of our focused strategy is visible in our financial performance, which shows organic growth, increased operating margin and a positive free cash flow. While we are committed to our targets for 2020 and 2022 and are tracking towards them, our focused strategy aims at building a stronger Ericsson long term, beyond 2022, with continued sales growth and improved returns.

Our strategy to increase R&D investments for technology and cost leadership has been successful, giving us a competitive advantage as telecom operators accelerate their 5G investments. We believe that our position and the current market dynamics present a unique opportunity for us to grow our market share. We aim to address long-term opportunities that present clear advantages of scale and new, profitable revenue streams.

Our ambition is to grow faster than the market, but our approach to sales growth is focused, and based on the following criteria:

•	Selective: Product-led growth aligned with our streamlined portfolio and existing customer base.

•	Disciplined: Commercial and financial discipline, and excellence in contract execution.

•	Profitable: Growth is managed for positive returns and to support Group financial targets. While contracts are expected to be profitable over time, some expansions may be associated with challenging near-term returns, as the cost for telecom operators to change vendor can be high.

Strategy built on our customers’ needs

Our mission is to enable the full value of connectivity for our customers, the telecom operators. There are three key areas in which we can support their success:

•	Customers need to capture new revenue streams and new opportunities made possible by 5G and IoT.
•	Customers need to go truly digital to enable faster service provisioning and faster network configuration and to increase service usability. This will be increasingly important for them when attracting new customers, but it will also help them to lower their costs further.

•	Customers need to continuously drive efficiency, relentlessly lowering the cost of delivering traffic in the networks. 5G will increase spectrum efficiency and is also significantly more power efficient, reducing cost and supporting climate targets.

The strategy stands on a foundation of four pillars

Technology leadership

Investments in R&D and technology leadership allow us to bring innovative solutions to the market ahead of competitors, giving our customers an advantage.

A focused business strategy

Purpose	Mission

Empowering an intelligent, sustainable and connected world, by relentlessly innovating technologies that are easy to adopt, use and scale	Enabling our customers to capture the full value of connectivity

Our customers’ needs

New revenue streams	End-customer experience	Relentless efficiency

Our segment structure and solutions

Networks	Digital Services	Managed Services	Emerging business and Other

Highly scalable, cost-competitive, modular platforms offering low total cost of ownership (TCO), good user experience and smooth network trans- formation to 5G	TCO-efficient solutions for programmable 4G and 5G core networks, automated operations and digital engagements	Providing customer experience and cost performance led by automation and AI driven operations and optimization	Pursuing new business opportunities, fostering an innovation culture and investing in promising incubation opportunities, while supporting the core business

Our foundation

Technology leadership	Cost efficiency	Product-led solutions	Global scale & skill

Sustainability and corporate responsibility

10 The business – Strategy and financial targets	Ericsson Annual Report on Form 20-F 2019

Cost efficiency

A cost-efficient base is essential for our business. Investments in R&D enable not only technology leadership but also cost leadership. Using the latest technology enables us to bring down cost in our solutions. This benefits both us and our customers.

Product-led solutions

Software and hardware are at the core of our customer solutions. These are complemented by offerings of services such as installation, roll-out, system integration, support and consulting.

Global scale & skill

Our global presence and our close interaction with our customers bring opportunities for us to grow with discipline, leading to increased market footprint and advantages of scale.

At Ericsson, the expertise that our people have is a key asset that enables us to work close to our customers across the world.

Addressing new revenue opportunities

With 5G our industry will move beyond connecting people; it will also connect machines and things. 5G is a powerful network platform for innovation, opening up new revenue opportunities for telecom operators in both the consumer segment and the enterprise segment. We are already seeing that 5G is supporting telecom operators to deliver new, differentiating services to consumers with upside revenue potential, and there is also significant upside revenue potential for telecom operators who invest in delivering new 5G enterprise services. Our studies show that telecom operators could see an additional revenue opportunity of USD 700 billion by 2030 driven by industry sectors such as healthcare, manufacturing and automotive.

We aim to address these enterprise opportunities and continue to sell through our existing telecom operator relationships and go-to-market models. Our ambition is to service our customers by developing competitive industrial solutions that are easy to scale, such as our global IoT platform and private networks solutions. We increased our M&A capabilities in 2019, and we see portfolio-near acquisitions as an enabler for future growth.

Our aim is to grow and create value by investing in solutions that support our customers’ new revenue streams, drive traffic to mobile networks and drive increased demand for network quality.

Driving our business through four segments and five market areas

Our business is divided into four segments. All of these segments address the same customer group, the telecom operators. The segments are Networks, Digital Services, Managed Services, and Emerging Business and Other.

In Networks we provide hardware, software and services for our customers to build and evolve their mobile networks.

Digital Services is a software-led business supporting our customers as they move to a cloud-native environment, providing solutions for our customers to operate, control and monetize their mobile networks.

With our Managed Services offering we operate our customers’ networks. Our AI and data driven Managed Services offering, Ericsson Operations Engine, proactively manages telecom operator networks to enhance customer experience, drive agile service creation, and optimize costs.

In Emerging Business and Other we explore how our customers can leverage connectivityin order to create new revenue streams.

Our market is divided into five geographical market areas. The market areas are responsible for selling and delivering products and solutions developed by our business areas. Staying close to our customers is key. In line with the strategy, we have shifted more responsibility to the market areas, to ensure that we stay close to our customers while maintaining central guidelines and governance structures to ensure price discipline.

Sustainability and Corporate Responsibility

Sustainability is central to Ericsson’s purpose – empowering an intelligent, sustainable and connected world. We are committed to creating positive impacts in society and reducing risks to the Company, our customers and society through our technology, our solutions and the expertise of our people.

We work continuously to improve and strengthen our responsible business practices, with focus on building and maintaining trust, transparency and integrity wherever in the world we operate. We have set targets that are in line with the reduction required to keep the temperature-rise trajectory to 1.5°C. In 2019, we made a further commitment to climate action by approving a target to be carbon neutral in our own operations by 2030.

Sustainability and corporate responsibility are integrated into the business with the aim of understanding and proactively managing environmental, social and economic risks, opportunities and impacts within each segment and market area. Integrating sustainability practices and programs throughout the Company can help us to run operations more efficiently and deliver value to our customers.

Ericsson’s Ethics & Compliance program

The Ethics & Compliance program at Ericsson focuses on business ethics risks
e.g. in the areas of corruption and money laundering, fair competition, data protection, and sanctions and export control. In recent years, Ericsson has added significant resources to further strengthen its Ethics & Compliance program, particularly with respect to anti-bribery and corruption. The anti-bribery and corruption program consists of ten core elements designed to collectively enable the Company to raise awareness, to prevent and detect mistakes and breaches of our Code of Business Ethics, and to respond and remediate quickly when needed.

These ten elements are based on the expressed expectations of national regulators such as the US Securities and Exchange Commission (SEC), the US
Department of Justice (DOJ), the UK Serious Fraud Office (SFO) and others, as well as good practices endorsed by public international organizations such as the OECD, Transparency International and the World Bank.

Ericsson will continue to invest in its Ethics & Compliance program in order to achieve a state-of-the-art program. Please refer to the section on anti-
corruption on page 143 of the Sustainability Report for a more detailed update on this subject.

11 The business – Strategy and financial targets	Ericsson Annual Report on Form 20-F 2019

                                                                                     Tracking towards our financial targets

1)	The 2019 operating margin was 9.7% when excluding restructuring charges and costs related to the SEC and DOJ settle- ment of SEK –10.7 billion.

While we are tracking well towards our targets for 2020 and 2022 and remain highly committed to them, our focused strategy aims at building a stronger Ericsson long-term.

The key financial target for 2022 is to reach an operating margin of 12–14% excluding restructuring charges, to be compared to the previous 2022 target of >12%. The near-term focus is to continue the financial turnaround, in order to reach an operating margin of at least 10% in 2020, excluding restructuring charges.

2019 progress

During 2019 we continued to execute on our strategy, which is visible in our financial metrics:

•	The operating margin excluding restructuring is tracking towards the 2020 target and has improved from 4.4% in 2018 to 5.0% in 2019. The 2019 operating margin was 9.7% when excluding restructuring charges and costs related to the SEC and DOJ settlement of SEK –10.7 billion.

•	The organic and FX adjusted sales growth in 2019 was 4%, compared to 1% in 2018.

•	Free cash flow before M&A was SEK 7.6 billion including payments made of SEK 10.1 billion related to the settlement with SEC and DOJ.

Strategy execution activities performed during 2019 included:

•	Continued investments in R&D for technology and cost leadership, R&D accounted for more than 25% of workforce in 2019.

•	The turnaround of Digital Services continued, and we addressed 12 additional critical contracts in Digital Services and at year-end 35 of the 45 identified critical contracts have been addressed.

•	Ericsson announced 78 commercial 5G agreements and contracts with individual telecom operators.

•	The Company supplied equipment to 24 live 5G networks.

•	The transition to the Ericsson Radio System was completed with all radio unit deliveries in 2019.

2020 increased net sales ambition driven by Networks

In 2019 the Company increased the net sales ambition for 2020 to SEK 230–240 billion (based on a USD to SEK rate of 9.5), to be compared to the previous 2020 sales ambition of SEK 210–220 billion. The increase is mainly expected in Networks, driven by a growing radio access network (RAN) market, favorable FX movements, the acquisition of Kathrein’s antenna and filter business and selective market share gains. Actual sales in 2019 was SEK 227.2 billion.

Continued focus on gross margin

Gross margin in 2019 has improved, driven by structural improvements. Cost reductions, efficiency improvements and investments in R&D in selected areas are important to keep us competitive and generate further expansion of gross margin. When pursuing expansion of market footprint, initial margins may be challenging, while expected to be profitable over time and support our financial targets.

R&D to drive profitability

We expect our R&D investments to drive profitability, and to secure technology and cost leadership. Continued technology investments are fundamental for long-term competitiveness and a key part of our focused strategy. In Networks we have increased investments to generate more cost-efficient networks for our customers, enable new services and improve serviceability. As 5G is being deployed in high-, mid- and low-band spectrums, this requires us to develop different variants to meet different customer demands. In Digital Services we are investing to develop a full 5G and cloud-native portfolio. In Managed Services we are investing in automation, analytics and AI driven offerings, to support 5G, IoT and cloud as well as to increase service delivery efficiency. In Emerging Business we are increasing our investments in IoT to leverage our position and capture new revenue streams.

Technology leadership will also be a contributor to market share generation and to increase advantages of scale. There will be a continued high focus on implementing structural and continuous improvements in SG&A expenses to safeguard target fulfilment and long-term profitability.

12 The business – Strategy and financial targets	Ericsson Annual Report on Form 20-F 2019

Working capital efficiency and free cash flow in focus

The strong focus on cash flow is paying off. Our ambition is to maintain a strong balance sheet and we aim to secure financial resilience, improve performance visibility, increase accountability and drive focus on profit and cash. In 2019 the Company increased the target for 2020 free cash flow before M&A, from “positive” to “strong”. As illustrated in the graph below, based on an operating income of >12%, Ericsson has the ambition that free cash flow before M&A should be >8% of net sales. In 2019, the free cash flow was 3.4% of net sales by the new definition from the Q4 2019 report, where free cash flow before M&A has been adjusted to include amortization of lease liabilities according with IFRS 16.

The target is to improve collection and credit management as well as sourcing and supply chain management, with an ambition to remain below 100 working capital days. Sharp discipline in both CAPEX and M&A activities are other major elements to drive positive free cash flow. Our planning assumption for CAPEX including capitalized development expenses is 2% of net sales, but this can vary depending on the investments we make, and for instance in 2020, we are building a new 5G-factory in Lewisville, Texas. M&A will vary depending on strategic decisions but are assumed to be around 1–2% of net sales, in line with the last few years. During 2015–2019 restructuring charges in percent of sales was on average 2.8%. In 2020 the ratio is estimated to be approximately 1% and our ambition is to maintain restructuring charges at that level going forward.

To support free cash flow generation, we apply financial discipline with priority on profitability and return on capital over growth.

Target breakdown

In the process to improve financial performance, all segments are critical for success and all have clear targets and focus areas supporting the Group targets for 2020 and 2022. The sum of the segments’ operating margin targets for 2020 is 10–13%, compared with >10% for the Group. For 2022 the sum of the segments’ operating margin targets is 12–14%, the same as for the Group.

We see opportunities for growth above the estimated market growth. Please see pages 14–17 for specific growth CAGR for each segment. Opportunities can be achieved through winning market share with a competitive product portfolio and cost structure, through growth in new businesses, and through M&A.

While we are committed to, and are tracking towards, our targets for 2020 and 2022, our focused strategy aims at building a stronger Ericsson long term, beyond 2022, with continued sales growth and improved returns.

Free cash flow generation

Bridge from operating income to free cash flow (illustrative)

Operating margin excluding restructuring charges. All numbers are in relation to net sales.

1)	Restructuring charges as reported in the income statement for each year.

13 The business – Strategy and financial targets	Ericsson Annual Report on Form 20-F 2019

Group financial targets and ambitions

Targets for 2022

1)	Excluding restructuring charges.

Targets and ambitions for 2020

1)	Excluding restructuring charges.

14 The business – Differentiating the 5G user experience	Ericsson Annual Report on Form 20-F 2019

Differentiating the 5G user experience

A cluster-based deployment strategy with focus on the customer experience.

Providing premium network experience in selected cluster sites

SK Telecom completed the first phase of its 5G deployment in 2019. The operator focused on an initial build-out of coverage primarily in major metropolitan areas, along major traffic and commuter routes and in other densely populated areas. The second phase is now continuing with a build-out of 5G coverage on mid-band. It will be complemented by deployments in the millimeter wave band to meet expected capacity needs and increase network speeds in selected densely populated areas.

A cluster-based 5G deployment strategy

To drive further uptake of 5G services, SK Telecom has identified areas with large numbers of potential consumers who could be provided with a variety of high-quality services supported by a dense 5G network. Identifying and selecting such areas is a key element in SK Telecom’s cluster-based 5G deployment strategy, which aims to provide various new services and benefits to customers in specific clusters, and thereby to create new business growth opportunities. The strategy is therefore centered around providing a premium 5G network experience and innovative services to customers in selected limited geographical locations. The goal is to drive uptake of 5G subscriptions in the clusters, as well as to stimulate the development of new 5G services for consumers, enterprises and industries.

Enhancing customer value

In the clusters, 5G network capacity will be built out to provide for high-volume data traffic and include localized services and benefits tailored to each area’s specific characteristics. The objective of the 5G clusters is to enhance customer value, showing the features and benefits of 5G-enabled services, and making it obvious that these services bring new user experiences compared to 4G. Because the 5G ecosystem is still under development, consumers will be the initial target group, while industry and enterprise opportunities will be addressed on an ‘on-demand’ basis to drive industrial innovation.

Selection criteria for cluster areas

The target areas for the 5G cluster-based deployment are selected by using floating population data, which identifies the locations of areas where many potential consumers are expected to need 5G services. The initial main targets are areas of high population or office areas with people in the 20–40 age group, as well as areas with high seasonal populations. One example of a cluster area is eSport stadiums, which provide various augmented and virtual reality services linked to watching eSports while supporting the gaming culture. Other examples include popular urban areas where local shops, cafes and restaurants are promoting digital offerings such as customer-centric discount coupons, discount promotions or events. Another selection criteria is areas with expected potential future demand for business-to-business (B2B) services using 5G. Mobile game development clusters, where 5G networks with low-latency capabilities can be used by the gaming industry, is one example.

During 2019, more than 70 cluster areas were selected to stimulate innovation and the uptake of new 5G services mainly addressed to consumers. Further cluster expansion will follow, along with the development of further 5G-based, B2B-specific solutions.

SK Telecom’s go-to-market services strategy for 5G

SK Telecom is initially targeting the enhanced mobile broadband opportunity of immersive consumer experiences based on virtual and augmented reality (VR/AR) and high-quality streaming content in ultra-high definition (UHD) formats (2K, 4K and 8K). VR and AR are both parts of rapidly evolving device ecosystems which include smartphones, headsets, glasses and displays.

The multimedia content produced includes multi-view and pinch-zoom features to enhance and differentiate the 5G media experience compared to watching regular TV or video content. For example, SK Telecom’s Social VR service enables multiple users to experience sports events and movies together in a virtual environment as if they were in the same physical location.

New business opportunities in the game streaming market will emerge with the introduction of ultra-low-latency capabilities in the 5G networks.

5G drives an increase in average mobile data consumption

In September 2019, a 5G subscriber’s average monthly data consumption in South Korea was almost three times higher than that of 4G subscribers. Under one possible scenario, if SK Telecom were to reach 2.2 million 5G subscribers with an average monthly data consumption of around 28 GB by the end of 2019, about 25 percent of its total mobile traffic would have been carried over the 5G network.1) SK Telecom continues to build out 5G coverage during 2020.

1)	Source: Ericsson Mobility Report.

SK Telecom’s choice of 5G cluster areas

Service cluster	Commercial area cluster	Summer cluster	B2B cluster

5G League of Legends Park (eSports stadium), Olympic Park etc.	10 key commercial areas nationwide	Key beaches and water parks	Manufacturing, smart city, smart office and smart hospital

15 The business – Innovation	Ericsson Annual Report on Form 20-F 2019

Innovation

We invest in R&D and in innovation to create both technology and cost leadership.

Global R&D and supply chain

Our strategy is built on our customers’ needs, and our ambition is to be close to our customers through the whole supply chain. Through our R&D efforts we build long-term value.

Research and Development

Our investments in R&D generate technology and cost leadership for us and our customers. Ericsson has 25,100 employees within Research & Development, which represent about a quarter of Ericsson’s employees.

In Research the focus is long-term. We have dedicated research teams located across the world who stay on top of what the technology future will look like and why it matters. In Development the focus is on making timely product investment decisions and executing them with the right capabilities and at the right cost.

Our insight into the emerging technology trends and potential disruptors is high, supported by collaboration initiatives with leading industry forums and universities globally. Emerging technologies such as edge compute, zero touch, artificial intelligence and virtual and augmented reality are researched, and 6G is already being explored.

Supply chain

Our supply chain aims to secure high-performing, sustainable and cost-effective deliveries of hardware products, software and services to our customers. This requires the global supply chain management and resource management to be in constant close cooperation with sales and product management.

Our global hardware production strategy is to be close to our customers through all steps of the product life-cycle and to meet customer requirements with short lead-times and flexibility, targeting transportation by road, train or ship. This also includes proactive and reactive supply chain risk management as well as ensuring adherence to our implemented global standards. Our manufacturing sites and logistics operations are there to deliver business value and to ensure that 5G meets industry requirements.

Through our Code of Conduct for business partners we conduct audits to verify Code of Conduct compliance. New suppliers that meet certain criteria are required to complete a self-assessment, while existing suppliers must update their self-assessment on a regular basis. Read more on responsible management of suppliers in our Sustainability Report on page 145.

16 The business – Segments	Ericsson Annual Report on Form 20-F 2019

Segments

Our segment structure is based on our customers’ needs, enabling us to efficiently provide products and services.

Networks

Offering – main components

Networks’ solutions support all radio-access technologies and offer hardware, software and related services for both radio access and transport end-to-end.

The product-related services are design, tuning, network rollout and customer support.

Business model

Networks business is primarily based on a transactional model, where Ericsson develops, sells, licenses and delivers hardware, software and services. Networks business also includes recurring revenue streams such as customer support and certain software revenues.

Market

In 2019, the market that Networks addresses, the RAN market, grew by 5.5%, driven by investments in North America and Asia.

2019 was the year when 5G took off. Ericsson was first with commercial live networks in four continents – Americas, Europe, Asia and Oceania. This included multiple operators in the United States, South Korea, Europe as well as in Australia and the Middle East.

Strategic priorities

Networks’ three strategic priorities are to invest in technology and cost leadership, to expand market share selectively and to accelerate 5G with leading customers.

Investments in R&D are focused on generating more cost-efficient networks for our customers, enabling new services and improving serviceability. The constantly increasing mobile data usage is estimated to grow four times by the end of 2025, highlighting the operators’ need to lower the cost per gigabyte to remain profitable. Revenue and profitability can also be increased by new advanced services.

In 2019, the Company acquired Kathrein’s antenna and filter business with a strong R&D organization and extensive experience in antenna design and research. This enabled us to broaden our portfolio of antenna and filter products and brought essential competence regarding the evolution of advanced radio network products.

Investments to improve network agility will enable our customers to address new revenue streams. The revenue opportunity will open up through IoT and 4G as well as 5G technologies and our ambition is to be the first on the market to offer new features and functionalities in these areas.

In order to secure technology and market leadership in 5G networks, we work with leading customers. The strategy is to continue to gain market share and to seize new business opportunities where it makes business sense, through a competitive product portfolio and a competitive cost structure. The ambition is also to expand and adopt the portfolio to better serve adjacencies such as fixed wireless access, public safety applications, industry digitalisation and other verticals.

By the end of 2019, Ericsson had announced 78 commercial 5G agreements with individual operators, of which 24 were live networks, by the end of the year.

Sustainability focus

The energy-efficiency of products, sustainable materials management as well as circular economy such as reuse and recycling, are key areas of importance for Networks. One of the major cost items for operators is energy for network operations. Networks is investing to improve the energy performance of its offerings, to lower customers’ total cost of ownership and to reduce the carbon footprint from its products. Circular Economy is a topic with an increased focus, where Networks is focusing on reuse, refurbishment and recycling of products. During 2019, the segment launched a refurbished spare parts offering.

Financial targets and sales ambitions
	2020	2022
Sales ambition (SEK billion)	160–164
Operating margin target3) (%)	15–17	15–17

1)	Reported operating income excluding SEK –0.1 billion related to restructuring charges.
2)	Source: Dell’Oro.
3)	Excl. restructuring charges.

17 The business – Segments	Ericsson Annual Report on Form 20-F 2019

Digital Services

Offering – main components

Digital Services provides solutions consisting of software, services and hardware in the areas of business support systems (BSS), operational support systems (OSS), cloud communication, cloud core, and cloud infrastructure. The portfolio is focused on 5G, cloud native, automated and industrialized solutions to facilitate a smooth journey towards 5G for our customers’ consumer and enterprise business. Customers’ consumer business is the main business driver of solutions that Digital Services provides, but their enterprise business is increasingly important. One example is their private networks and IoT offerings, in which the core network plays a vital role.

Business model

Ericsson develops, sells, licenses and delivers solutions, based on software and services, for specific functions or capabilities in our customers’ operations. The contracts are typically systems integration projects, combining Ericsson software and high-value services. Customer support and software upgrades typically continue to generate sales for Ericsson after delivery of the initial solution. Ericsson has a selective approach to large and complex customer transformation projects. We strive for a gradually higher proportion of recurring revenues through subscription-based software licensing that includes software upgrades and solution support. Over time, we expect the sales-mix to shift towards a higher portion of software content driven by the adoption of cloud native and automation technologies.

Market

Ongoing digitalization, together with virtualization, cloud native and 5G, is driving new opportunities for operators. Digitalization gives possibilities to capitalize on the investments by programming and slicing 4G and 5G networks for specific consumer and enterprise needs. There are also possibilities to automate operations and thus become more agile and radically more efficient with digitalization.

Market growth varies between and within areas. The average growth 2018–2023 CAGR is low single digit, with pockets of up to mid-teens growth, e.g. in orchestration (source Analysys Mason). The growth is primarily driven by the ongoing technology shift to 5G.

Strategic priorities

Top priority is to continue to increase sales of the new 5G and cloud-native portfolio while turning Digital Services into a profitable business.

During 2019 we proceeded with actions to improve efficiency and reduce cost. To date we have also addressed 35 of the 45 critical and non-strategic contracts identified in 2017. The execution of the BSS strategy outlined in the beginning of 2019 is progressing according to plan. In 2019 losses were significantly reduced and the segment is tracking towards its financial targets.

For the long term, Ericsson works to ensure that investments in the new portfolio of 5G and cloud native products continue to strengthen the market position and equip Digital Services for profitable growth.

The new portfolio sales increased by 7% in 2019 and corresponds to approximately two thirds of total product sales.

The continued turnaround is executed in four strategic areas: customers, portfolio, commercial and operational. Key activities include:

•	Growing sales in line with market development.

•	Maintaining a disciplined portfolio management and evolving the portfolio together with leading customers.

•	Providing strong commercial governance and discipline to maximize software value and avoid high-risk projects.

•	Continuing to improve operational efficiency across R&D, SG&A and service delivery.

Another key activity for the turnaround is to address (finalize, renegotiate, or both) the remaining critical projects.

Sustainability focus

Digital Services focus is on utilizing the full value of connectivity and enabling operators to engage with modern digital ecosystems. Critical aspects when engaging in these ecosystems are network security, the protection of sensitive data and right to privacy. Ericsson is committed to developing software solutions while meeting security and privacy requirements. By using the latest cloud and automation technologies, hardware resources can be utilized more efficiently.

Financial targets and sales ambitions
	2020	2022
Sales ambition (SEK billion)	41–43
Operating margin target3) (%)	Low single digit	10–12

1)	Reported operating income excluding SEK –0.6 billion related to restructuring charges.
2)	External Sources Dell’Oro (Core), Analysys Mason (OSS), TBR Survey (Orchestration). Measured in revenues (Core, OSS) and operator survey (Orchestration)
3)	Excl. restructuring charges.

18 The business – Segments	Ericsson Annual Report on Form 20-F 2019

Managed Services

Offering – main components

Managed Services provides Networks and IT Managed Services, Network Design and Optimization, and Application Development and Maintenance to operators.

The AI and data driven Managed Services offering, Ericsson Operations Engine, proactively manages operator networks to enhance customer experience, drive agile service creation, and optimize costs.

Business model

Managed Services operate customer networks and IT systems both in the field and remotely from our network operations centers. The contracts are typically multi-year, including transition, transformation and optimization phases. The transition phase is associated with lower profitability because it involves up-front costs when employees and expertise are transferred from the customer to Ericsson. During the transformation phase, global processes, AI and automation tools and delivery models are introduced. The optimization phase focuses on increasing efficiency using industrialized solutions for AI, automation and analytics.

Managed Services has a high contract renewal rate and a higher capital turnover ratio than Group average.

Market

The introduction of 5G and IoT is driving new opportunities for Managed Services, as the growth in data traffic and number of devices increases network complexity, generates a high demand for better end-user experience, and a continued need for cost efficiency.

All this can be addressed with industrialized solutions in automation and analytics. Managed Service’s market is expected to grow by between 3% and 5% CAGR between 2018 and 2022.

Strategic priorities

In order to achieve the 2020 and 2022 financial targets, important priorities include:

•	A higher share of business from the Ericsson Operations Engine, while maintaining strict financial governance on new contracts.

•	Industrialization and mass-deployed AI and automation to drive continued efficiency in the service delivery organization.

•	Investments to continue in R&D for AI, automation and data driven offerings to support 5G, IoT and cloud.

Sustainability focus

The use of automation, machine learning and artificial intelligence improves both network optimization and management while reducing negative environmental impact and contributing to increased occupational health and safety. The ambition to strengthen energy management solutions and reduce carbon footprint is planned to be driven through a new Managed Services sustainability program.

We take an inclusive, risk-based approach to occupational health and safety that includes employees and anyone working or managing networks on our behalf. Consideration for safety and wellbeing is of crucial importance to Ericsson in all areas of our business.

Financial targets and sales ambitions
	2020	2022
Sales ambition (SEK billion)	23–25
Operating margin target3) (%)	5–8	8–10

1)	Reported operating income excluding SEK –45 million related to restructuring charges.
2)	TBR – Telecom Infrastructure Services (TIS) Benchmark Data, Jan 2020.
3)	Excl. restructuring charges.

19 The business – Segments	Ericsson Annual Report on Form 20-F 2019

Emerging Business and Other

Offering – main components

The Emerging Business and Other segment consists of:

•	Emerging Business, including IoT, iconectiv and New businesses.

•	Media businesses, including Red Bee Media (formerly Broadcast Services) and a 49% ownership in MediaKind (formerly Media Solutions).

Emerging Business is the area for investments building on Ericsson’s core business and R&D. The objective is to identify new revenue sources for operators and new types of businesses. Major initial investments areas are IoT offerings, Industry 4.0 and automotive.

iconectiv offers software-based interconnection solutions providing number portability between operators.

Red Bee Media consists of technology enabled services, where Ericsson manages the play-out platform for broadcasters and content owners.

MediaKind includes platforms for compression, video processing and storage, content publishing and delivery. Since February 1, 2019 Ericsson has 49% ownership in MediaKind after having divested 51%.

Strategic priorities

To fully leverage Ericsson’s market position, capture new recurring revenue streams and create long-term value, the segment needs to do additional investment in IoT which means that the segment is not expected to reach a breakeven result in 2020.

The expected result for Emerging Business and Other in 2020 is an operating income loss of SEK –1.5 to –2.0 billion, excluding restructuring charges, with a net sales ambition of SEK 6–8 billion given the current portfolio and scaling of opportunities.

Emerging Business applies a disciplined and lean startup approach by conducting regular business performance reviews compared to target milestones and leading indicators for funding approvals.

Sustainability focus

New digital technologies such as 5G and IoT, can have a positive impact on climate action and we believe that Ericsson is in a unique position to drive sustainable development and influence emissions reductions in several industry sectors. As an example, the transportation industry accounts for 21% of the world’s carbon emissions. Solutions such as vehicle navigation and assisted driving systems, can reduce fuel consumption and emissions by 12%.

In Ericsson’s factory in Estonia we have implemented 5G, augmented reality, industrial IoT and machine learning, thus increasing our operational efficiency and workplace health and safety. Average fault detection time has been reduced by 15%, and factory heating costs are potentially reduced by up to 20%.

Financial targets and sales ambitions
	2020	2022
Sales ambition (SEK billion)	6–8
Operating income3) (SEK billion)	–1.5 to –2.0	N/A

1)	Operating income includes cost of SEK –10.7 b. related to the resolution of the SEC and DOJ investigations in 2019.
2)	Reported operating income excluding SEK –0.1 billion related to restructuring charges.
3)	Excl. restructuring charges.

20 The business – Market areas	Ericsson Annual Report on Form 20-F 2019

Market areas

Our global skill and presence enable us to develop close relationships with our customers across the world.

Our geographical structure

Our geographical structure is comprised of five market areas, to provide clear customer interfaces and fast time-to-market. Our geographical market areas are responsible for selling and delivering the competitive solutions that our business segments develop.

Sustainability focus across our business

As an important input to Ericsson’s continuous efforts to assess the environmental, economic and social topics that are significant to the Company, materiality assessments were carried out with each market area. The results show a common view around the most important areas outlined to the right and are listed on respective Market Area pages (pages 18–23). More information on Sustainability topics can be found on pages 142–146.

2019 top commonly prioritized Sustainability areas by all market areas1)

•	Access and affordability

•	Anti-corruption

•	Information security and privacy

•	Management of legal and regulatory environment

•	Occupational health and safety

•	Product energy performance

1)	Areas listed in alphabetical order.

21 The business – Market areas	Ericsson Annual Report on Form 20-F 2019

North America

Market trends

LTE penetration is currently 91% in North America. The transition to 5G is moving rapidly across the US. Ericsson led the way in 2019, deploying 54 live 5G networks in 44 unique markets across all major operators in the US with an unparalleled series of industry firsts. AT&T and Verizon each deployed 5G mmWave services in over 30 markets. Sprint deployed 5G in the mid-band across nine markets, while T-Mobile deployed 5G mmWave services in six markets and launched nationwide in the low band. In Canada, Rogers is planning a commercial 5G launch in 2020. All operators are advertising aggressive network expansion plans, with many new devices planned for 2020. By the end of 2025, we anticipate close to 320 million 5G subscriptions in the region, accounting for 74% of mobile subscriptions.

The US government continues to make 5G leadership a strategic priority, targeting accelerated spectrum deployment, network build regulation, and innovation in the broader ecosystem.

In 2019 the US DOJ1) and FCC2) approved a proposed merger between T-Mobile and Sprint under conditions supporting DISH Networks becoming a new nationwide wireless operator. In February, 2020, a federal judge in New York found in favor of the merger. The deal remains subject to certain closing conditions, possible additional court proceedings, and resolution of outstanding business issues among the parties.

Binding commitments made by T-Mobile and DISH Networks to the FCC and DOJ for national/rural 5G and mobile broadband coverage may intensify the US 5G buildout.

The RAN market in North America grew by 9% in 2019 and is expected by Dell’Oro to grow by 1% in 2020.

Key announcements 2019

•	Ericsson announces USD 100 million investment to build 5G smart factory in Texas

•	AT&T and Ericsson are making 5G a reality, delivering ground-breaking innovations

•	Ericsson leads Sprint’s initial commercial mobile 5G launch across four US cities

•	T-Mobile partners with Ericsson and others to accomplish key technology achievements towards delivering nationwide 5G

•	Ericsson leads Verizon’s first 5G ultra- wideband commercial services launch

Sales development 2019

Sales increased in 2019. Networks sales increased driven by investments in 4G and 5G across all major customers. Digital Services sales increased as operators digitalize in preparation for 5G. Managed Services sales grew, driven by strong add-on sales in large customer contracts. Uncertainties regarding the pending operator merger between T-Mobile and Sprint impacted capital spend during Q4 2019.

Sustainability focus

In North America in 2019, the identified significant sustainability topics in priority order were: information security and privacy, anti-corruption, access and affordability, product energy performance and responsible management of suppliers.

1)	The US Department of Justice.
2)	The US Federal Communications Commission.

22 The business – Market areas	Ericsson Annual Report on Form 20-F 2019

Europe and Latin America

Market trends

The market area Europe and Latin America had 1.8 billion mobile subscriptions in 2019, representing more than 22% of the global total. Ericsson forecasts 5G to account for around 55% of all mobile subscriptions in Western Europe and around 25% in Central and Eastern Europe by the end of 2025. In Latin America, LTE is the dominant technology in 2019, accounting for 51% of all subscriptions, which Ericsson expects to rise to 69% in 2025. By then, Ericsson expects that 5G will account for 11% of all subscriptions.

On April 17, 2019, Swisscom switched on the first European commercial 5G network, which was 100% powered by Ericsson. Since then Ericsson equipment has been part of ten live 5G networks across eight European countries. However, the overall pace of 5G deployments in Europe is expected by Dell’Oro to lag that of North East Asia and the US.

Market conditions such as uncoordinated timing of spectrum release, prices and license terms act as head winds to deployments in the market area.

In Western Europe, Ericsson expects the majority of 5G spectrum to be released by the end of 2020 with an EU deadline for spectrum release set for end 2022. The current approach to 5G spectrum assignment in Europe is mixed. There is a high variance in spectrum prices with a close correlation to the amount of spectrum made available.

In Latin America, Ericsson expects 5G spectrum to be auctioned in a number of countries next year.

In Europe and Latin America, the RAN equipment market is expected by Dell’Oro to remain relatively flat over the next 4–5 years.

Key announcements 2019

•	Orange opts for Ericsson Operations Engine in managed services extension

•	Telia Norway selects Ericsson as sole 5G RAN provider

•	Vodafone goes live with Ericsson 5G technology in London

•	Ericsson and Swisscom in European commercial 5G first

•	TDC selects Ericsson for 5G and Ericsson Operations Engine managed services

•	Ericsson to transform Tele2 Russia network towards 5G

•	Telefónica Movistar México selects Ericsson Expert Analytics to enhance customer experience

Sales development 2019

Sales decreased slightly in 2019. Growth in Europe was driven by previously announced contract wins, partly offset by renegotiation and exits of low-performing and non-strategic businesses. Sales in Latin America declined due to timing of large deployment projects.

Sustainability focus

In Europe and Latin America in 2019, the identified significant sustainability topics in priority order were: management of legal and regulatory environment, information security and privacy, anti-corruption, occupational health and safety and product energy performance.

23 The business – Market areas	Ericsson Annual Report on Form 20-F 2019

Middle East and Africa

Market trends

The market area Middle East and Africa is comprised by over 70 countries and is a highly diverse region. While a majority of subscriptions are still 2G and 3G, Ericsson believes 4G to be the dominant technology by 2025 with 720 million subscriptions, comprising around 40% of the total. The race for 5G leadership in the market area continues, with several front-runner operators in the Middle East launching commercial networks in 2019, putting the market area among the early adopters of 5G. Ericsson expects 5G network deployments to take off on a larger scale in 2020 and 2021, with total 5G subscriptions forecast to surpass 120 million in the market area by 2025.

The countries in the market area vary from advanced markets having over 100% penetration in mobile broadband subscriptions to emerging markets with less than 10% penetration. At the end of 2019, more than 25% of all mobile subscriptions in the Middle East and North Africa were for LTE, while in Sub-Saharan Africa LTE connections stood at 11% of the total. Mobile subscriptions in the region are forecast by Ericsson to continue to grow, with close to 75% of total subscriptions expected to be on mobile broadband (3G, 4G and 5G) networks by 2025. Driving factors behind this shift include increased operator investments, a young and growing population with increasing digital skills, and the availability of more affordable smartphones and mobile services in general.

Operators’ revenues are forecast by

Ericsson to grow slightly at 2% annually between 2019 and 2025. However, regulatory challenges (e.g. spectrum policy, SIM registration and local content requirements) still exist in several countries, hence slowing market growth.

Key announcements 2019

•	STC and Ericsson launch 5G network in Saudi Arabia

•	Etisalat UAE selects Ericsson for 5G

•	Mobily and Ericsson provided seamless experiences for Hajj pilgrims

•	Ooredoo Qatar selects Ericsson for 5G

•	Batelco and Ericsson – 5G launch in Bahrain

•	Zain selects Ericsson for 5G in Bahrain

•	MTN South Africa selects Ericsson for commercial 5G Core and Radio

Sales development 2019

Sales increased in 2019 in Networks and Digital Services, driven by 4G and 5G investments in the Middle East. Managed Services sales declined due to exit of non-strategic contracts.

Sustainability focus

In Middle East and Africa in 2019, the identified significant sustainability topics in priority order were: anti-corruption, access and affordability, information security and privacy, critical incident risk management and product energy performance.

24 The business – Market areas	Ericsson Annual Report on Form 20-F 2019

South East Asia, Oceania and India

Market trends

The market area South East Asia, Oceania and India includes developed markets with some of the most advanced networks in the world, as well as emerging markets where there is more opportunity for mobile broadband capacity and coverage. In South East Asia and Oceania (excluding India), 3G is still the dominant technology, at 44% of all subscriptions in 2019. However, LTE subscriptions grew by approximately 35% during 2019, taking a 34% share of total mobile subscriptions in the region. In India, as a result of the strong growth in the number of LTE subscriptions over the past couple of years, LTE has emerged as the dominant technology during 2019. By year end 2019, LTE accounted for 48% of total mobile subscriptions, and the share of 2G subscriptions stood at 41%.

The overall telecom market in South East Asia, Oceania and India has strong fundamentals in terms of the growth in subscriptions, smartphone penetration and data consumption. At the same time, operators are challenged by intense competition and the cost of managing increased data traffic. The demand for 5G is growing across most markets as a means of increasing efficiency, improving customer experience and creating new revenue opportunities. 5G has been launched commercially in Australia and there have been 5G trials during 2019 across India, Indonesia, New Zealand, the Philippines, Malaysia, Singapore, Thailand and Vietnam. However, spectrum allocation constraints mean that the majority of 5G deployments across South East Asia and India are a few years away.

Key announcements 2019

•	Australia’s first 5G network goes live

•	dtac and Ericsson sign partnership for advanced network operations

•	Telkomsel Indonesia to deploy Ericsson core in preparation for 5G

•	Airtel selects Ericsson for VoLTE expansion

•	XL Axiata selects Ericsson to modernize transport network in Indonesia

•	Optus launches 5G in Australia

•	Ericsson to deploy 5G-ready LTE equipment for Vodafone Idea Ltd.’s network in India

Sales development 2019

Sales remained stable in 2019. Growth in Managed Services was driven by add-on sales and by a contract that was signed in 2018. Digital Services sales decreased, due to lower legacy product sales in India.

Sustainability focus

In South East Asia, Oceania and India in 2019, the identified significant sustainability topics in priority order were: information security and privacy, anti-corruption, management of legal and regulatory environment, product energy performance and occupational health and safety.

25 The business – Market areas	Ericsson Annual Report on Form 20-F 2019

North East Asia

Market trends

In 2019, 5G took off in South Korea as all three major operators started commercial 5G services targeting mobile broadband subscribers. 69 days after network launch in April 2019, there were already more than 1 million 5G subscribers and by year-end the numbers of subscribers had increased to more than 4.6 million. Network deployments for nationwide 5G coverage will continue in 2020.

In Japan, 5G spectrum auctions were concluded in the first half of 2019, and all large operators are preparing for larger scale deployments and commercial launches in 2020. The 2020 summer Olympic Games in Tokyo is expected to be an important showcase for the 5G technology.

Initial 5G services were launched by all three major operators in mainland China in the second half of 2019. Investments in 4G were reduced as the operators were planning for the large scale 5G deployments in 2020.

The initial focus of the 5G investments in North East Asia is on deploying enhanced mobile broadband services and will later move on to IoT connections and industrial services such as healthcare, transportation and smart manufacturing. Ericsson expects the 5G subscription penetration to exceed 56% by 2025.

Key announcements 2019

•	Ericsson and SK Telecom team up on cloud native 5G core

•	Ericsson wins 5G commercial deal with KT and SKT

•	Top three operators in China, namely China Mobile, China Unicom and China Telecom have signed 5G framework agreements with Ericsson

•	Ericsson and SoftBank Corp. to deploy multi-band 5G network

•	Ericsson automated smart factory operational in China

•	Ericsson and KDDI to deploy 5G network

•	Korea’s LG U+ selects Ericsson as a 5G RAN and 5G Core vendor

Sales development 2019

Sales increased in 2019. The strong Networks sales growth was driven mainly by 5G deployment in South Korea, increased business volumes in Japan and initial launch of 5G in China. 4G in China continued to decline. Digital Services sales were stable.

Sustainability focus

In North East Asia in 2019, the identified significant sustainability topics in priority order were: anti-corruption, occupational health and safety, information security and privacy, critical incident risk management and management of legal and regulatory environment.

26	The business – Our people	Ericsson Annual Report on Form 20-F 2019

Our people

We are on a journey, transforming our ways of working to create a great people experience that makes it even easier for us to focus on our customers, and deliver positive business results.

The foundation of our people story

Core values

Respect, professionalism and perseverance

Purpose

Empowering and intelligent, sustainable and connected world, by relentlessly innovating technologies that are easy to adopt, use and scale

To offer a great customer experience we must create a great people experience. This is key to the execution of our focused strategy. To achieve this, we must be clear about what we provide as an organization and what we expect from our people.

Leveraging our company purpose, our core

values and our people philosophies, we have articulated an aspiration for the experience people can expect when working at Ericsson.

Our philosophies

We have defined a set of people philosophies to build greater transparency and alignment about what informs some of our most critical people related decisions, and to reinforce our commitment to compliance and the importance of demonstrating ethical and responsible business practices in everything we do.

We believe that:

•	Every individual is a talent.

•	We perform at our best when we know what work needs to get done and why it’s important to Ericsson.
•	We learn best when we are challenged and receive continuous feedback as we actively contribute to our team’s and Ericsson’s overall success.

•	Diverse, inclusive teams drive performance and innovation, creating greater business value.

•	We are engaged when we feel our work makes an impact, that we can work autonomously, are given opportunities to grow and that we are included and valued.

•	Our leaders are the driving force behind our business performance and overall company culture.

•	Our people should be paid in a fair way and be recognized and rewarded for the impact they create.

Focused activities 2019

During the past three years we set the foundation and re-designed our ways of working to create an even more positive employee experience in support of our company transformation. During 2019 we have focused on the following areas.

Ethics and compliance

In the course of investigations by the US SEC and DOJ, violations of Ericsson’s values and Code of Business Ethics were identified. One of the remedial actions in response to those findings was to enhance our vetting system for senior executives and introduce additional integrity and background checks in other critical positions. We are also taking a rigorous approach to remediation of breaches of the Code of Business Ethics. Whereas there is a dedicated Ethics & Compliance Function in charge of driving the overall Ethics & Compliance program throughout the organization, compliance is the responsibility of all our employees and management is expected to demonstrate visible leadership in responsible and ethical business. Read more on page 8.

Succession and people planning

We have continued to build a strong succession bench with our critical positions in focus. We actively manage the pipeline for those positions, in order to reduce risk of vacancy and to ensure performance. This work, initiated in 2018, was cascaded during 2019, establishing a common way of working with strategic succession planning across the company.

Performance management

We have a flexible, future-focused, development-oriented and impact-based performance management framework. It supports individuals and teams to be clear on what needs to get done, how their work contributes to the company, and reinforces the importance of continuous feedback so that we can change direction when necessary to stay aligned with changing business demands.

Engagement

Our employee feedback tool, VOICE, has given us increased speed to action in a more transparent and inclusive way. Aligned with our improved company performance and an increased focus and investment in improving our employee experience, we see a clear positive trend. Both the results and response rate for our employee satisfaction survey have improved between 2018 and 2019. The Ericsson Care Framework was launched as a new holistic approach to occupational health, safety and wellbeing.

Building leadership capabilities for the digital world

Ericsson on the Move is our leadership culture transformation initiative to equip our people to lead in a digital world. This initiative is also deeply rooted in our commitment to develop ethical and responsible leaders across the organization.

The five focus areas for this initiative are fundamental to strengthen our leadership culture: foster a speak up environment; execute speedily; consistently make fact-based, courageous decisions; cooperate and collaborate to create One Ericsson; and increase our focus on humanness and empathy.

Learning and development

In 2019 we activated a new, mobile-first, learning ecosystem that amplifies our learning and teaching culture in a digital age of continual skill set and mindset growth. The ecosystem connects learners to both content and community, including over 23,000 educational experiences, as well as intensive upskilling and reskilling programs. 2.5 million hours were invested by employees in active learning and development, re-skilling/upskilling our people for business growth and individual career advancement.

27	Financials – Letter from the Chair of the Board	Ericsson Annual Report on Form 20-F 2019

Letter from the Chair of the Board

Dear shareholders,

During 2019, important focus areas of the Board include corporate governance and to ensure that sufficient investments are being made available to strengthen the Ethics and Compliance program. Target areas include leadership and culture, compliance resources, third-party management and internal control.

In 2019, settlement discussions with the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ) resulted in a resolution that allows us to bring an end to the investigations conducted by the US authorities since 2013 and 2015 into Ericsson’s compliance with the US Foreign Corrupt Practices Act (FCPA). The resolution identified historical breaches of the United States Foreign Corrupt Practices Act and highlighted shortcomings in the way the Company has been doing business in the past. Strengthening the Ethics and Compliance program to ensure that Ericsson lives up to the highest standards remains a top priority for the Board. The Audit and Compliance Committee regularly receives reporting on compliance related matters from the Chief Legal Officer, the Chief Compliance Officer and the Head of Corporate Investigations.

Conducting business responsibly also includes a commitment to health and safety and responsible sourcing, and to continuing to build a robust speak-up culture. In addition, the Board continues to focus on accountability and talent management. Through employees, we can build a stronger Ericsson long term. It is a key priority for the Board that Ericsson is able to attract, retain and motivate talented people. The Company has implemented long term variable compensation programs with a focus on value creation and on retaining senior managers and key contributors in a competitive market.

We are convinced that digitalization and mobile broadband networks will help tackle some of the global challenges our world faces today. We aim to be a trusted partner committed to building a better future for all stakeholders. In particular, the Company is delivering solutions that help customers and other industries be more efficient by reducing their energy consumption and climate impacts. We believe that combining business and societal value is the best way to create long term value for Ericsson.

Ericsson’s strategy is based on the needs of our customers, the telecom operators, and my aim as the Chair of the Board, is that each one of Ericsson’s employees share my passion for creating value for these customers. It is very impressive to see the strong competence and technology skills that the organization possesses. The Board supports the Company’s relentless focus on improving its product portfolio and staying relevant, and we view it as essential that the Company continues to build competitive advantages through increased R&D investments. This is crucial in order to achieve both technology and cost leadership. I am happy to see that the results of these efforts were clearly reflected in a strong business momentum during the year and I believe that investing in R&D is fundamental for reaching our financial targets for 2020 and 2022 and for long-term value creation.

During 2019, Ericsson’s global 5G footprint continued to grow. The competitive 5G portfolio is reflected in the sales momentum and the improved market footprint for future business. At a global level, 5G will initially provide an opportunity for telecom operators to increase the offering to customers; however, exciting new innovations for 5G will come with new industrial and IoT applications that will leverage the speed, latency and security characteristics of 5G. This will provide many new opportunities for our customers, the telecom operators, to capture revenues.

The work of the Board also includes analyzing and monitoring the company’s capital structure with the aim of retaining a strong balance sheet and a positive free cash flow.

Business plans, and investments in R&D and other assets, are carefully evaluated and allocated in line with our focused strategy and our ambition for overall capital efficiency. In 2019 Ericsson continued to show a positive free cash flow before M&A of SEK 7.6 billion, including payments of SEK 10.1 billion related to the resolution of the US SEC and DOJ investigations. The Board will propose a dividend for 2019 of SEK 1.50 (1.00) per share to the AGM. The increase underlines the Board’s confidence in Ericsson delivering on its financial targets and building a stronger company long term.

On behalf of all members of the Board, we look forward to continuing working with CEO Börje Ekholm and the full Ericsson team in 2020. I also want to take the opportunity to say thank you to all employees for a job well done in 2019.

Ronnie Leten

Chair of the Board

28	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Board of Directors’ report

Full-year highlights

•	Reported sales increased by 8%. Sales adjusted for comparable units and currency increased by 4%, with Networks growing by 6%.

•

Reported operating income improved to SEK 10.6 (1.2) billion. Operating income was SEK 22.1 billion (operating margin 9.7%) excluding restructuring charges of SEK –0.8 billion and SEK –10.7 billion in costs related to a resolution of the US SEC and DOJ investigations1).

•	Gross margin was 37.3% (32.3%) with improvements in Networks, Digital Services and Managed Services.

•

Free cash flow before M&A amounted to SEK 7.6 (4.3) billion including payments of SEK 10.1 billion related to the resolution of the US SEC and DOJ investigations. Net cash at year-end was SEK 34.5 (35.9) billion.

•	The Board of Directors will propose a dividend for 2019 of SEK 1.50 (1.00) per share to the AGM.

1)	United States Securities and Exchange Commission (SEC) and United States Department of Justice (DOJ).

Business in 2019

In 2019, sales increased by 8% driven by sales growth in Networks. Sales increased by 12% in Networks with an increased demand for radio access network equipment mainly in North America and in North East Asia. Sales increased in Digital services by 5% with growth in the new product portfolio. Managed Services sales declined by –1%, mainly as a result of contract exits. A weaker Swedish krona (SEK) had a positive impact on reported sales on all segments. Sales growth adjusted for comparable units and currency was 4%.

IPR licensing revenues were SEK 9.6 (8.0) billion driven by new contracts and a stronger USD to SEK.

Gross margin improved to 37.3% (32.3%) with improved gross margins in Networks, Digital Services and Managed Services. A negative impact from strategic contracts in Networks was more than offset by improved hardware margins, operational leverage and lower restructuring charges.

Operating expenses decreased to SEK –64.2 (–66.8) billion with positive impacts from lower restructuring charges and lower negative impact from the net of capitalized and amortized development expenses. R&D expenses were stable with increased investments in Networks and Managed Services offset by reductions in Digital Services and Emerging Business and Other.

After completing a major cost reduction

program in 2018, restructuring charges decreased to SEK –0.8 (–8.0) billion in 2019. With a continous focus on efficiency and structural improvements, the ambition is to maintain restructuring charges around 1% of sales going forward. In 2019, SG&A expenses were impacted by increased costs for digitalization of the business processes which will increase costs short term but is expected to improve productivity in 2021 and beyond. SG&A expenses were also impacted by increased investments in compliance and security.

Operating income was SEK 10.6 (1.2) billion. Operating income was SEK 22.1 billion (9.7% operating margin) excluding restructuring charges of SEK –0.8 billion and costs of SEK –10.7 billion related to a resolution with the US SEC and DOJ.

The number of employees increased to 99,417 (95,359) mainly due to the acqusition of the Kathrein antenna and filter business, and due to increased service delivery resources driven by higher sales.

Free cash flow before M&A amounted to SEK 7.6 (4.3) billion, including payments of SEK 10.1 billion related to the resolution of the US SEC and DOJ investigations. Cash flow was supported by an improved income and by improved working capital efficiency. Net cash at year end was SEK 34.5 (35.9) billion.

29	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Financial highlights

Net sales

Sales increased by SEK 16.4 billion or 8% to SEK 227.2 (210.8) billion. Networks sales increased by SEK 16.4 billion (12%), Digital Services sales increased by SEK 1.8 billion (5%), Managed Services sales decreased by SEK –0.2 billion (–1%) and Emerging Business and Other sales decreased by SEK –1.6 billion (–19%). Sales adjusted for comparable units and currency increased by 4%.

The sales increase in Networks was driven mainly by higher demand for radio access network equipment. Networks sales growth adjusted for comparable units and currency was 6%.

In Digital Services, growth in the new portfolio was offset by lower legacy product sales. Sales growth adjusted for comparable units and currency was –1%.

The sales decline in Managed Services was mainly a result of contract exits.

The sales decrease in segment Emerging Business and Other was due to the 51% divestment of MediaKind in February 2019. Sales growth adjusted for comparable units and currency was 14%, driven by iconectiv and IoT.

In the geographical dimension, sales-growth was driven by North America and North East Asia.

The sales mix by commodity was: software 21% (21%), hardware 38% (37%) and services 41% (42%).

Gross margin

Gross margin increased to 37.3% (32.3%) with improved margins in Networks, Digital Services and Managed Services. In Networks the negative impact from strategic contracts was offset by improved hardware margins, operational leverage and lower restructuring charges. Digital Services gross margin improved, since costs for a revised BSS strategy had a negative impact in 2018. Managed Services gross margin improved, driven by customer contract exits and efficiency measures. A reduced share of services sales and an increased share of IPR and licensing revenues had a positive impact on gross margin. Restructuring charges included in the gross margin decreased to SEK –0.3 (–5.9) billion.

Operating expenses

Operating expenses decreased to SEK –64.2 (–66.8) billion, with SG&A expenses of SEK –26.1 (–27.5) billion, R&D expenses of SEK –38.8 (–38.9) billion and impairment losses on trade receivables of SEK 0.7 (–0.4) billion. Restructuring charges included in operating expenses were SEK –0.5 (–2.1) billion. Currency effects impacted operating expenses negatively while the 51% divestment of MediaKind had a positive impact.

R&D expenses were impacted by increased investments in R&D for Networks and Managed Services. This increase was partly offset by lower R&D in Digital Services and Emerging Business and Other. The net effect of capitalized and amortized development expenses was SEK 0.3 (–1.7) billion. Restructuring charges impacted R&D expenses by SEK –0.3 (–1.3) billion. R&D expenses increased by SEK 2.9 billion when excluding restructuring charges and the net effect from capitalized and amortized development expenses.

SG&A expenses were positively impacted by a refund of earlier paid social security costs in Sweden of SEK 0.9 billion and by lower restructuring charges of SEK –0.1 (–0.8) billion. Currency effects and increased investments in corporate projects for digital transformation, compliance and security had a negative impact compared to last year. Costs for customer financing revaluation declined to SEK –0.7 (–1.1) billion.

Costs for the resolution of the US SEC and DOJ investigations

In 2019, SEK 10.1 billion in payments were made as Ericsson announced the resolution of the previously disclosed investigations by the US DOJ and SEC regarding the Company’s compliance with the US Foreign Corrupt Practices Act (FCPA). In addition a provision of SEK 0.6 billion was made to cover future monitoring costs. The combined impact of SEK –10.7 billion was reported as Other operating expenses in segment Emerging Business and Other.

Other operating income and expenses

Other operating income and expenses was SEK –9.7 (–0.2) billion and was negatively impacted by SEK –10.7 billion in costs related to the resolution of the US SEC and DOJ investigations. 51% of MediaKind was divested with a capital gain of SEK 0.7 billion in the first quarter. Share in earnings of JV and associated companies was SEK –0.3 (0.1) billion, negatively impacted by the 49% ownership in MediaKind. The Company´s share in earnings of MediaKind was SEK –0.4 billion and the remaining investment is SEK 0.8 billion.

Restructuring charges

Restructuring charges amounted to SEK –0.8 (–8.0) billion. The cost reduction program announced in 2017 was completed in 2018. Restructuring costs related to the revised BSS strategy had a negative impact in 2018.

30	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Operating income and margin

Operating income improved to SEK 10.6 (1.2) billion driven by higher gross margin and higher sales. This improvement was partly offset by SEK –10.7 billion in costs related to the resolution of the US SEC and DOJ investigations. Operating margin was 4.6% (0.6%). Operating margin excluding the SEC and DOJ costs of SEK –10.7 billion and excluding restructuring charges of SEK –0.8 billion was 9.7%. Operating margin excluding restructuring charges of SEK –8.0 billion was 4.4% in 2018.

Financial income and expenses, net

The financial net improved to SEK –1.8 (–2.7) billion, mainly due to lower negative effects of foreign exchange revaluation, lower negative currency hedge effects and improved interest net. The currency hedge effects, which derive from the hedge loan balance in USD, impacted financial net by SEK –0.3 (–0.5) billion. The SEK weakened against the USD between December 31, 2018 (SEK/USD rate 8.94) and December 31, 2019 (SEK/USD rate 9.32).

Taxes

Taxes were SEK –6.9 (–4.8) billion impacted by the increased income. Costs of SEK –10.7 billion related to the resolution of the US SEC and DOJ investigations are handled as non tax-deductible. Excluding these costs, the 2019 tax rate was approximately 35%. The Company has implemented IFRIC 23, which requires quarterly assessments of uncertain tax positions.

Net income and EPS

Net income improved to SEK 1.8 (–6.3) billion, driven by higher operating income and an improved financial net. EPS diluted was SEK 0.67 (–1.98) and EPS (non-IFRS) was SEK 1.07 (0.27).

Employees

The number of employees was 99,417 on December 31, 2019, an increase of 4,058 employees compared with December 31, 2018. The increase derives mainly from the acquired Kathrein antenna and filter business and increased service delivery resources driven by higher sales. The increase was partly offset by the MediaKind divestment.

Cash flow

Cash flow from operating activities reached SEK 16.9 (9.3) billion mainly supported by improved income. Working capital efficiency has improved as a result of an increased focus on cash flow. Accounts receivables days of sales outstanding improved to 75 (91) days. Sale of trade receivables continued to trend downwards and decreased compared to last year. Due to the increase in 5G buildout this year, demand for customer financing solutions has increased. Most of such financing has been successfully transferred to banks and the balance of customer finance credits on the balance sheet remains low. The ambition is to maintain working capital efficiency and thereby effectively convert income to cash. Cash outlays related to provisions were SEK –7.6 (–6.9) billion, of which SEK –1.8 (–4.1) billion was related to restructuring charges. Cash flow from operating activities had a positive impact of SEK 3.0 billion from the implementation of IFRS 16 “Leases”. Financing activities were negatively impacted by amortization of the leasing liability of the same amount.

Cash flow from investing activities was SEK –3.5 (–4.1) billion, where interest-bearing securities impacted by SEK 4.2 (2.2) billion. Investments in property, plant and equipment was SEK –5.1 (–4.0) billion. The increase was mainly due to investments in 5G test equipment. Capitalized development expenses increased to SEK –1.5 (–0.9) billion due to 5G development projects. M&A was SEK –1.5 (–1.3) billion.

Cash flow from financing activities was SEK –6.9 (–4.1) billion. Dividends of SEK 4.5 (3.4) billion were paid out. The repayment of lease liabilities was SEK –3.0 (0.0) billion.

The improved result and focus on free cash flow, in combination with limited investing activities, resulted in free cash flow of SEK 6.1 (3.0) billion and in free cash flow before M&A of SEK 7.6 (4.3) billion. The negative effect of payments related to the resolution of the US SEC and DOJ investigations was more than offset by improved income and working capital efficiency.

Financial position

Gross cash increased to SEK 72.2 (69.0) billion while net cash decreased to SEK 34.5 (35.9) billion.

Liabilities for post-employments benefits increased to SEK 35.8 (28.7) billion mainly due to lower discount rates. The Swedish defined benefit obligation (DBO) has been calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 9.8 billion lower as of December 31, 2019.

The average maturity of long-term borrowings was 2.7 years as of December 31, 2019, a decrease from 3.4 years 12 months earlier.

31	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Ericsson has an unutilized revolving credit facility of USD 2.0 billion, which will expire in 2022.

Ericsson drew on the credit facility of EUR 250 million, from the European Investment Bank (EIB), which was granted in 2018 to support R&D activities for 5G. The facility is set to mature in 2024.

Ericsson signed a new credit facility agreement of EUR 250 million with the European Investment Bank (EIB) in Q4 2019. The credit facility is undrawn.

Ericsson drew on the credit facility of USD 150 million, from the Nordic Investment Bank (NIB), which was signed in December 2019 to support investments in R&D for 5G technology. Part of the new funds, USD 98 million, replaced a credit with NIB that was set to mature in 2021, resulting in a net increase in funding of USD 52 million. The new facility is set to mature in 2025.

In July, Moody’s changed their outlook on Ericsson’s long-term rating from stable to positive. The rating of Ba2 was unchanged. In September, Standard & Poor’s changed their rating outlook on Ericsson from stable to positive. The rating BB+ remained unchanged. In 2019, Ericsson solicited Fitch for credit rating services. Fitch’s long-term rating for Ericsson is BBB- (“investment grade”) with stable outlook.

The capital turnover remained at 1.4 (1.4) times.

Research and development, patents and licensing

In 2019, R&D expenses amounted to SEK –38.8 (–38.9) billion. R&D expenses increased by SEK 2.9 billion when excluding restructuring charges of SEK –0.3 (–1.3) billion and the net effect of capitalized and amortized development expenses of SEK 0.3 (–1.7) billion. The number of R&D resources increased to 25,100 (24,800) and the number of patents continued to increase and amounted to more than 54,000 (49,000) by end of 2019.

Seasonality

The Company’s sales, income and cash flow from operations vary between quarters, and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators.

Most recent three-year average seasonality

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential change, sales	–25%	11%	4%	17%
Share of annual sales	22%	24%	25%	29%

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

Capital expenditures

For 2019, capital expenditure was SEK 5.1 (4.0) billion, representing 2.3% of sales. Expenditures are largely related to test sites and equipment for R&D, network operation centers and manufacturing and repair operations.

The increase in 2019 was mainly due to investments in 5G test equipment.

Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level. The Board of Directors reviews the Company’s investment plans and proposals.

As of December 31, 2019, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Capital expenditures 2017–2019

SEK billion	2019	2018	2017
Capital expenditures	5.1	4.0	3.9
Of which in Sweden	2.0	1.3	1.5
Share of annual sales	2.3%	1.9%	1.9%

Capitalized development expenses

Capitalized development expenses inreased to SEK 1.5 (0.9) billion due to 5G development projects. The net effect on operating income of capitalized and amortized development expenses was SEK 0.3 (–1.7) billion.

32	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Business results – Segments

Networks

Networks represented 68% (66%) of Group net sales in 2019. The segment solutions support all radio-access technologies and offer hardware, software and related services for both radio access and transport.

Net sales

Reported sales increased by 12% in 2019 to SEK 155.0 (138.6) billion. Sales adjusted for comparable units and currency increased by 6%. The sales increase was primarily in the US, South Korea, Italy, Germany and Saudi Arabia, driven by operator investments in LTE and 5G networks. The Networks share of IPR licensing revenues was SEK 7.9 (6.5) billion.

Gross margin

Gross income increased to SEK 64.7 (55.2) billion while gross margin increased to 41.8% (39.8%). The impact of strategic contracts was more than offset by improved hardware margins and operational leverage. Lower restructuring charges in 2019 contributed positively.

Operating income and margin

Operating income increased to SEK 24.8 (19.4) billion. Higher sales and gross margin as well as lower restructuring charges had a positive impact that was partly offset by increased operating expenses. Operating expenses increased mainly due to higher investments in R&D in line with the ambition to continue to strengthen the technology leadership.

Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs was SEK 1.1 (–0.3) billion. Restructuring charges were SEK –0.1 (–1.8) billion. Operating margin increased to 16.0% (14.0%).

Digital Services

Digital Services represented 18% (18%) of Group net sales in 2019. The segment solutions include products and services for operators in the areas of BSS, OSS, Cloud Core, Cloud Communication, NFV and Cloud infrastructure. It also includes consulting, learning and testing services.

Net sales

Reported sales increased by 5% in 2019 driven by growth in North America. Services sales increased driven by customer support. Sales in the new portfolio grew by 7% driven by customer investments in 4G and 5G, while sales in legacy products declined. Sales adjusted for comparable units and currency decreased by –1%.

Gross margin

Gross margin increased to 37.2% (21.8%). Gross margin excluding restructuring charges of SEK –0.2 (–4.0) billion improved to 37.8% (32.4%). 2018 was negatively impacted by costs related to the revised BSS strategy.

Operating income (loss)

Operating income improved to SEK –4.0 (–13.9) billion. Operating income excluding restructuring charges of SEK –0.6 (–5.4) billion improved to SEK –3.4 (–8.5) billion, supported by higher gross margin and higher sales. In addition, operating expenses excluding restructuring charges of SEK –0.4 (–1.4) billion declined by SEK –2.2 billion despite a currency headwind. The net impact of capitalized and amortized development expenses was SEK –0.9 (–1.8) billion.

33	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Breakdown of operating income in segment Emerging Business and Other

SEK billion	Full year 2019	Full year 2018
Segment operating income	–12.5	–5.4
of which Emerging Business, iconective, media businesses and common costs	–2.4	–5.4
of which SEC and DOJ settlement costs	–10.7	—
of which costs for ST Ericsson wind down	–0.3	—
of which a refund of social security costs in Sweden	0.9	—

Managed Services

Managed Services represented 11% (12%) of Group net sales in 2019. The segment provides Networks and IT Managed Services, Network Design and Optimization, and Application Development and Maintenance to operators.

Net sales

Reported sales decreased by –1%. Sales adjusted for comparable units and currency decreased by –4%, mainly as a result of customer contract exits.

Gross margin

Gross margin increased to 15.6% (11.2%). mainly as a result of efficiency measures, customer contract exits and lower restructuing charges.

Operating income and margin

Operating income increased to SEK 2.3 (1.1) billion. Operating income excluding restructuring charges improved to SEK 2.4 (1.4) billion due to a positive effect from reversal of a provision for impairment of trade receivables made in Q1 2019, of SEK 0.7 billion, and higher gross margin.

Operating margin was 6.3%, excluding restructuring charges and the positive effect from reversal of a provision for impairment of trade receivables of SEK 0.7 billion in Q1 2019.

Restructuring charges amounted to SEK 0.0 (–0.3) billion.

Emerging Business and Other

Segment Emerging Business and Other represented 3% (4%) of Group net sales in 2019. The segment includes:

•	Emerging Business, including IoT, iconectiv and New businesses

•	Media businesses, including Red Bee Media and a 49% ownership of MediaKind.

Net sales

Reported sales decreased by –19% in 2019 due to the 51% divestment of MediaKind in February 2019. Sales adjusted for comparable units and currency increased by 14% driven by growth in the iconectiv business through a multi-year number portability contract in the US.

Gross margin

Gross margin declined mainly due to the 51% divestment of MediaKind. The decline was partly offset by lower restructuring charges.

Operating income (loss)

Operating income was impacted by costs of SEK –10.7 billion related to the resolution of the US SEC and DOJ investigations, a refund of earlier paid social security costs in Sweden of SEK 0.9 billion and by costs of SEK –0.3 billion related to the wind-down of the ST-Ericsson legal structure.

Operating income in Emerging Business, iconectiv and common costs improved, driven by profitable growth in iconectiv. Red Bee Media income improved supported by profit improvement activities. Media Solutions income improved driven by the 51% divestment of Media Kind, including a capital gain from the transaction.

34	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Business results – Market areas

North America

Sales increased in 2019. Networks sales increased driven by investments in 4G and 5G across all major customers. Digital Services sales increased as operators digitalize in preparation for 5G. Managed Services sales grew, driven by strong add-on sales in large customer contracts.

Europe and Latin America

Sales decreased slightly in 2019. Growth in Europe was driven by previously announced contract wins, partly offset by renegotiation and exits of low-performing and non-strategic businesses. Sales in Latin America declined due to timing of large deployment projects.

Middle East and Africa

Sales increased in 2019 in Networks and Digital Services, driven by 4G and 5G investments in the Middle East. Managed Services sales declined due to exit of non-strategic contracts.

South East Asia, Oceania and India

Sales remained stable in 2019. Growth in Managed Services was driven by add-on sales and by a contract that was signed in 2018. Digital Services sales decreased, due to lower legacy product sales in India.

North East Asia

Sales increased in 2019. The strong Networks sales growth was driven mainly by 5G deployment in South Korea, increased business volumes in Japan and initial launch of 5G in China. 4G in China continued to decline. Digital Services sales were stable.

Other1)

Sales declined as a result of the 51% divestment of the media business, which was transferred to MediaKind. IPR licensing revenues amounted to SEK 9.6 (8.0) billion.

1)	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other.

35	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Corporate Governance

In accordance with the Annual Accounts Act and the Swedish Corporate Governance Code (the “Code”), a separate Corporate Governance Report, including an internal control section, has been prepared and appended to this Annual Report.

Continued compliance with the Swedish Corporate Governance Code

Ericsson is committed to complying with best-practice corporate governance standards on a global level wherever possible. For 2019, Ericsson does not report any deviations from the Code.

Business integrity

Ericsson’s Code of Business Ethics summarizes the Group’s basic policies and directives governing its relationships internally, with its stakeholders and with others. It also sets out how the Group works to secure that business activities are conducted with a strong sense of integrity. Upon recruitment, new employees are asked to acknowledge the code. In 2019, the acknowledgment was repeated throughout the global Ericsson organization for purposes of ensuring the employees’ understanding and commitment to the principles of the Code of Business Ethics and securing that business is conducted responsibly.

Board of Directors

At the Annual General Meeting, held on March 27, 2019, Ronnie Leten was re-elected Chair of the Board, and Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Börje Ekholm, Eric A. Elzvik, Kurt Jofs, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were reelected members of the Board. As of March 27, 2019, Torbjörn Nyman, Kjell-Åke Soting and Roger Svensson were appointed employee representatives by the unions, with Anders Ripa, Loredana Roslund and Per Holmberg as deputies.

Management

Since 2017 Börje Ekholm is the President and CEO of the Group. The President and CEO is supported by the Group management, consisting of the Executive Team. During 2019 two new appointments were made to the Executive Team.

Ericsson has a global management system (EGMS) to ensure that Ericsson’s business is well managed and has the ability to fulfill the objectives of major stakeholders within established risk limits and with reliable internal control. The management system also aims to ensure compliance with applicable laws, listing requirements and governance codes.

Remuneration

Remuneration to the members of the Board of Directors and to Group management, as well as the Guidelines for remuneration to Group management resolved by the Annual General Meeting 2019, are reported in note G2, “Information regarding members of the Board of Directors and the Group management.”

The Board of Directors’ proposal for guidelines for remuneration to Group management

The Board of Directors proposes that the Annual General Meeting 2020 resolve on updated guidelines for remuneration to Group management, see pages 36–40. Compared with the guidelines resolved by the Annual General Meeting 2019, the guidelines have been updated to comply with the requirements under the European Union Shareholder Rights Directive II as implemented into Swedish law.

Long-Term Variable Compensation Program 2019 (LTV 2019) for the Executive Team

The Company operated a Long-Term Variable Compensation program (LTV) up until 2017, building on a common platform of investment in, and matching of, Ericsson shares. It consisted of three separate plans: one targeting all employees, one targeting key contributors and one targeting senior managers. The program was designed to encourage long-term value creation in alignment with shareholders’ interests. Since 2017, no all-employee Stock Purchase Plan has been implemented. Instead share-based Long-Term Variable Compensation Programs for the Executive Team have been introduced. LTV 2019 for the Executive Team was approved by the Annual General Meeting 2019. Details of LTV 2019 are explained in note G3, “Share-based compensation.”

Material contracts

Material contractual obligations are outlined in note D4, “Contractual obligations.” These were primarily related to leases of office and production facilities, purchase contracts for outsourced manufacturing, R&D and IT operations as well as the purchase of components for the Company’s own manufacturing.

The Company is party to certain agreements, which include provisions that may take effect or be altered or invalidated by a change in control of the Company as a result of a public takeover offer. Such provisions are not unusual for certain types of agreements, such as for example financing agreements and certain license agreements. However, considering among other things the Company’s strong financial position, the Company believes that none of the agreements currently in effect would in and of itself entail any material consequence for Ericsson due to a change in control of the Company.

Risk management

Ericsson’s Enterprise Risk Management (ERM) framework is an integrated part of the Ericsson Group Management System. The aim of the ERM framework is to strengthen the Group’s governance by integrating risk management with strategy-setting and execution. The ERM framework is designed to establish an adequate and effective management of risk, i.e. the uncertainty in achieving the strategic objectives of the Company. The framework provides methods to identify, assess and treat the risks, and to agree on the Company’s risk appetite and risk tolerance.

Each manager is responsible for handling the risks that emerges from the respective area of responsibility. The responsibility for identified prime risks of the Company is always allocated to an Executive Team member. The Group Risk Management function is responsible for driving the ERM strategy execution and the ERM operations on Group level. The head of each group function, market area and business area, is accountable for appointing one or several risk manager(s) to drive risk management within the unit’s area of responsibility, and for overseeing the ERM in the respective unit. The Chief Financial Officer is accountable for performing oversight of ERM, and the Board of Directors and the Audit and Compliance Committee are responsible for reviewing the effectiveness and appropriateness of ERM.

For information on risks that could impact the fulfillment of objectives, and form the basis for mitigating activities, see the other sections of the Board of Directors’ report, notes A2 “Critical accounting estimates and judgments,” F4 “Interest-bearing liabilities,” F1 “Financial risk management” and the chapter Risk factors.

Sourcing and supply

Ericsson’s hardware largely consists of electronics. For manufacturing, the Company purchases customized and standardized components and services from both global, regional and local suppliers.

36	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

The production of electronic modules and sub-assemblies is mostly outsourced to manufacturing services companies. Ericsson is focusing internal manufacturing on new product introductions and new technologies. Majority of the matured portfolio is outsourced through production partners. Ericsson has internal production sites in Estonia, China and Brazil. During 2020 a new production site will be established in the USA.

The Company negotiates global supply agreements with its primary suppliers. Ericsson’s suppliers are required to comply with the requirements of Ericsson’s Code of Conduct for Business Partners.

In general, Ericsson works to have alternative supply sources and seeks to avoid single source supply situations.

Sustainability and Corporate Responsibility

Ericsson’s ambition is to be a responsible and relevant driver of positive change in society. The Company is committed to creating positive sustainability impacts and reducing risks to the Company and its stakeholders through its technology, solutions, and the expertise of its employees. Ericsson’s approach to sustainability and corporate responsibility is an integral part of the Company’s strategy, business model and governance.

Ericsson has prepared a Sustainability Report in accordance with the Swedish Annual Accounts Act named the Sustainability and Corporate Responsibility Report 2019, appended to this Annual Report, pages 141–146.

US FCPA investigations

On December 7, 2019, Ericsson announced the resolution of the previously disclosed investigations by the US Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) regarding the Company’s compliance with the US Foreign Corrupt Practices Act (FCPA). While the DOJ and SEC conduct separate investigations, the same facts have been shared by Ericsson with both authorities.

The resolution relates to historical FCPA breaches ending Q1 2017. While the Company had a compliance program and a supporting control framework, they were not adequately implemented. Specifically, certain employees in some markets, some of whom were executives in those markets, acted in bad faith and knowingly failed to implement sufficient controls. They were able to enter into transactions for illegitimate purposes and, together with people under their influence, used sophisticated schemes in order to hide their wrongdoing. The resolution allows us to bring an end to the investigations conducted by the US authorities since 2013 and 2015 into Ericsson’s compliance with the US Foreign Corrupt Practices Act (FCPA).

The DOJ proceeding is a criminal enforcement action and the SEC proceeding is a civil enforcement action. The agencies resolve their investigation independently of one another using their own discretion and applying different standards of proof. As a result, the DOJ and SEC have come to different conclusions based on the same facts.

DOJ resolution

Ericsson has agreed to enter into a Deferred Prosecution Agreement (DPA) with the DOJ to resolve criminal charges relating to violation of bribery provision of the FCPA in Djibouti. The DPA also resolves criminal charges relating to violations of the accounting provisions of the FCPA in China, Djibouti, Indonesia, Kuwait, and Vietnam. In connection with the matter in Djibouti, Ericsson’s Egyptian subsidiary pled guilty to bribery. As part of the resolution Ericsson paid a fine of USD 520,650,432.

SEC resolution

Ericsson has agreed with the SEC to the entry of a judgment to resolve claims related to allegations of violations of the accounting provisions of the FCPA in China, Djibouti, Indonesia, Kuwait, Saudi Arabia and Vietnam and of the bribery provisions of the FCPA in Djibouti, China and Saudi Arabia. As part of the resolution, Ericsson paid financial sanction of USD 458,380,000, plus pre-judgement interest of USD 81,540,000.

As part of the settlement, Ericsson has agreed to engage an independent compliance monitor for a period of three years while the Company continues to undertake significant reforms to strengthen its Ethics and Compliance program.

In parallel to the investigations, the Company has since 2016, together with external expert advisors, conducted a comprehensive review of the Company’s anti-corruption program. Based on this review, Ericsson has been taking significant steps to improve its Ethics and Compliance program. Pursuant to the resolutions, Ericsson has agreed to continue enhancing its internal controls and its compliance program.

Improvements to Ericsson’s Ethics and Compliance program include:

•	Additional resources for the Compliance and Investigations functions.

•	Reorganizing the allegation management process to ensure a centralized, professional intake of allegations, conduct of investigations and remediation.

•	Refining the risk assessment process to consist of a tiered approach and systematic risk mitigation methodology.

•	Enhancing the due diligence process of third-parties, including the overall monitoring of third-party engagements.

•	Introducing more sophisticated analytic tools to better identify and prevent high-risk transactions and engagements

•	Enhancing the ethics and compliance vetting process for senior leaders.

•	Refreshing compliance training modules for employees, including workshops and face-to-face training for employees in exposed roles.

•	Enhancing the internal anti-corruption and compliance related awareness campaigns (including the Company’s zero tolerance for corruption).

Legal proceedings

In April 2018, Telefonaktiebolaget LM Ericsson, the present President and CEO and the Chief Financial Officer of Ericsson as well as three former executives were named defendants in a putative class action filed in the United States District Court for the Southern District of New York. The complaint alleges violations of United States securities laws, principally in connection with service revenues and recognition of expenses on long-term service projects. In October 2018 the plaintiffs filed a first amended complaint. In December 2018 Ericsson filed a motion to dismiss the complaint. In January 2019 the plaintiffs filed a second amended complaint. Ericsson again filed a motion to dismiss the complaint. On January 11, 2020 the court granted Ericsson’s motion to dismiss. At the same time the court granted plaintiffs leave to file a third amended complaint within thirty days. The plaintiffs did not file an amended complaint by the court-ordered deadline.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (CCI). The CCI decided to refer the case to the Director General’s Office for an in-depth investigation. In January 2014, the CCI opened another investigation against Ericsson based on claims

37	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

made by Intex Technologies (India) Limited. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court and is waiting for a final decision by the Delhi High Court.

In 2012 and 2013, Intellectual Ventures (“IV”) filed patent infringement lawsuits in the United States District Court for the District of Delaware accusing some of Ericsson’s US customers of infringing 16 US Patents, seeking an injunction and monetary damages. IV subsequently filed additional lawsuits in the District of Delaware accusing some of Ericsson’s US customers of infringing 12 US Patents, seeking monetary damages. In 2017, IV filed additional lawsuits in the Eastern District of Texas accusing Ericsson and some of Ericsson’s U.S customers of infringing ten US Patents. In February 2019, a jury awarded IV damages of USD 43 million in one of those lawsuits. In June 2019 Ericsson announced that Ericsson and IV had signed a license agreement ending all patent infringement lawsuits between the companies.

In December 2018, Sol IP sued AT&T, Verizon, and Sprint in East Texas, alleging infringement of 20 patents declared to the LTE standard. Sol IP is a non-practicing entity. The patents originated from Electronics and Telecommunications Research Institute (ETRI), a Korean government-funded research institution. In March 2019, Ericsson intervened in the litigation to defend its products against claims of infringement. In December 2019, Ericsson challenged the patentability of a number of the patents with the Patent Trial and Appeal Board. Ericsson has after the year-end 2019 resolved the litigation with Sol IP. The settlement resolves the litigation with Sol IP and involves a patent license agreement between Ericsson, Sol IP and ETRI.

In April 2019, Ericsson was informed by the Chinese SAMR (State Administration for Market Regulation) Anti-Monopoly Bureau that they have initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other lawsuits, claims and proceedings incidental to the ordinary course of business. For information on risks e.g. relating to lawsuits, claims and proceedings, see the chapter Risk Factors.

Parent Company

Telefonaktiebolaget LM Ericsson (the Parent Company) business consists mainly of corporate management, holding company functions and internal banking activities. It also handles customer credit management, performed on a commission basis by Ericsson Credit AB.

The Parent Company has 3 (4) branch offices. In total, the Group has 77 (80) branch and representative offices.

Financial information

Income after financial items was SEK –3.1 (5.8) billion. The Parent Company had no sales in 2019 or 2018 to subsidiaries, while 35% (37%) of total purchases of goods and services were from such companies.

Major changes in the Parent Company’s financial position for the year included:

•	Costs of SEK –10.7 billion related to the resolution of the US SEC and DOJ investigations.

•	Decreased current and non-current receivables from subsidiaries of SEK –17.0 billion.

•	Decreased current and non-current liabilities to subsidiaries of SEK –13.9 billion.

•	Decreased gross cash of SEK –1.6 billion.

At the end of the year, gross cash: cash, cash equivalents, short-term investments, and interest-bearing securities non-current amounted to SEK 56.5 (58.1) billion.

At the end of the year, non-restricted equity amounted to SEK 32.2 (40.8) billion and total equity amounted to SEK 80.4 (88.9) billion.

Share information

As of December 31, 2019, the total number of shares in issue was 3,334,151,735, of which 261,755,983 were Class A shares, each carrying one vote, and 3,072,395,752 were Class B shares, each carrying one tenth of one vote. Both classes of shares have the same rights of participation in the net assets and earnings. The largest shareholders of the Parent Company at year-end were Investor AB with approximately 22.53% of the votes (7.2% of the shares), AB Industrivärden with 15.14% of the votes (2.61% of the shares) and Cevian Capital with 4.99% of the votes (8.43% of the shares).

In accordance with the conditions of the Long-Term Variable Compensation Program (LTV) for Ericsson employees, 17,203,792 treasury shares were distributed to employees or sold in 2019. The quotient value of these shares was SEK 5.00 per share, totaling SEK 86 million, representing less than 1% of capital stock, and compensation received for shares sold and distributed shares amounted to SEK 166.1 million.

The holding of treasury stock at December 31, 2019 was 19,853,247 Class B shares. The quotient value of these shares is SEK 5.00, totaling SEK 99 million, representing 0.6% of capital stock, and the purchase price amounts to SEK 144.2 million.

Proposed disposition of earnings

The Board of Directors proposes a dividend SEK 1.50 (1.00) per share, and that the Parent Company shall retain the remaining part of non-restricted equity. The dividend is proposed to be paid in two equal installments, SEK 0.75 per share with the record date April 2, 2020, and SEK 0.75 per share with the record date October 2, 2020.

The Class B treasury shares held by the Parent Company are not entitled to receive dividend. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 5,001,227,602
Amount to be retained by the Parent Company	SEK 27,220,758,874
Total non-restricted equity of the Parent Company	SEK 32,221,986,476

As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 29.6% (32.7%) and a net cash amount of SEK 34.5 (35.9) billion.

The Board of Directors has also considered the Parent Company’s result and financial position and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.

The proposed dividend does not limit the Group’s ability to make investments or raise funds, and it is the Board of Directors’ assessment that the proposed dividend is well-balanced considering the nature, scope and risks of the business activities as well as the capital requirements for the Parent Company and the

38	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Guidelines for Remuneration to Group Management

The Board of Directors proposes that the Annual General Meeting of shareholders 2020 resolve on the following guidelines for remuneration to Group Management. Compared to the guidelines resolved by the Annual General Meeting of shareholders 2019, the guidelines have been updated to comply with the requirements of the European Union Shareholder Rights Directive II (“SRD II”) as transposed into Swedish law.

Guidelines for Remuneration to Group Management

Group Introduction

These Guidelines for Remuneration to Group Management (the “Guidelines”) apply to the Executive Team of Telefonaktiebolaget LM Ericsson (the “Company” or “Ericsson”), including the President and Chief Executive Officer (the “President and CEO”) (“Group Management”). These Guidelines apply to remuneration agreed and changes to previously agreed remuneration after the date of approval of the Guidelines and are intended to remain in place for four years until the Annual General Meeting of shareholders 2024. For employments outside of Sweden, due adaptations may be made to comply with mandatory local rules or established local practices. In such cases, the overall purpose of these Guidelines shall be accommodated to the largest extent possible. These Guidelines do not cover remuneration resolved by the general meeting of shareholders, such as long-term variable compensation programs (“LTV”).

Objective

These Guidelines aim to ensure alignment with the current remuneration philosophy and practices applicable for the Company’s employees based on the principles of competitiveness, fairness, transparency and performance. In particular to:

•	attract and retain highly competent, performing and motivated people that have the ability, experience and skill to deliver on the Ericsson strategy,

•	encourage behavior consistent with Ericsson’s culture and core values,

•	ensure fairness in reward by delivering total remuneration that is appropriate but not excessive, and clearly explained,

•	have a total compensation mix of fixed pay, variable pay and benefits that is competitive where Ericsson competes for talent, and

•	encourage variable remuneration which aligns employees with clear and relevant targets, reinforces their performance and enables flexible remuneration costs.

The Guidelines and the Company’s strategy and sustainable long-term interest

A successful implementation of the Company’s strategy and sustainable long-term interests requires that the Company can attract, retain and motivate the right talent and can offer them competitive remuneration. These Guidelines aim to allow the Company to offer the members of the Group Management attractive and competitive total remuneration. Variable compensation covered by these guidelines shall be awarded against specific pre-defined and measurable business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either Group, Business Area or Market Area level, strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets.

The Company operates long-term variable compensation programs for the Group Management. These have been approved by the Annual General Meeting (“AGM”) and as a result are not covered by these Guidelines. Details of Ericsson’s current remuneration policy and how we deliver on our policy and guidelines and information on previously decided long-term variable compensation programs that have not yet become due for payment, including applicable performance criteria, can be found in the Remuneration Report and in note G2, “Information regarding members of the Board of Directors, the Group management” and note G3, “Share-based compensation” in the annual report 2019.

Governance of remuneration to Group Management

The Board has established a Remuneration Committee (the “Committee”) to handle compensation policies and principles and matters concerning remuneration to Group Management. The Board has authorized the Committee to determine and handle certain issues in specific areas. The Board may also on occasion provide extended authorization for the Committee to determine specific matters.

The Committee is authorized to review and prepare for resolution by the Board salary and other remuneration for the President and CEO. Further, the Committee shall prepare for resolution by the Board proposals to the AGM on Guidelines for Remuneration to Group Management at least every fourth year and on LTV and similar equity arrangements.

The Committee has the mandate to resolve salary and other remuneration for the other members of Group Management except for the President and CEO, including targets for short-term variable compensation (“STV”), and payout of STV based on achievements and performance.

In order to conduct its responsibilities, the Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. It reviews salary survey data, Company results and individual performance before preparing salary adjustment recommendations for the President and CEO for resolution by the Board and before approving any salary adjustments for the other members of Group Management. In order to avoid conflict of interests, no employee is present at the Committee’s meetings when issues relating to their own remuneration are being discussed. The President and CEO is not present at Board meetings when issues relating to the President and CEO’s own remuneration are being discussed. The Committee may appoint independent expert advisors to assist and advise in its work.

The Chair of the Remuneration Committee along with the Chair of the Board work together with Ericsson’s Investor Relations team, striving to ensure that healthy contact is maintained as necessary and appropriate with shareholders regarding remuneration to Group Management.

Overview of remuneration package covered by these Guidelines

For Group Management the remuneration package may consist of fixed salary, short-term and long-term variable compensation (STV and LTV), pension and other benefits.

The table below sets out the key components of remuneration of Group Management covered by these Guidelines, including why they are used, their operation, opportunity levels and the related performance measures. In addition, the AGM has resolved and may in the future decide to implement LTV for Group Management. The ongoing share-based LTV programs resolved by the AGM have been designed to provide long-term incentives for the members of Group Management and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the members of Group Management with those of shareholders. The vesting period under the ongoing share-based LTV programs resolved by the shareholders is three years and vesting is subject to the satisfaction of identified performance criteria. Although LTV is an important component of the remuneration of Group Management, it is not covered by these Guidelines, because these programs are separately resolved by the AGM.

39	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Element and purpose	Operation	Opportunity	Performance measures

Fixed salary

Fixed compensation paid at set times.

Purpose:

•  attract and retain the executive talent required to implement Ericsson’s strategy,

•  deliver part of the annual compensation in a predictable format.

Salaries shall normally be reviewed annually in January. Salaries shall be set taking into account:

•  Ericsson’s overall business performance,

•  business performance of the Unit that the individual leads,

•  year on year performance of the individual,

•  external economic environment,

•  size and complexity of the position,

•  external market data,

•  pay and conditions for other employees based in locations considered to be relevant to the role.

When setting fixed salaries, the impact on total remuneration, including pensions and associated costs, shall be taken into consideration.

There is no maximum salary level; however, salary increases (as a % of existing salary) for most Group Management members would normally be in line with the external market practices, employees in relevant locations and performance of the individual.

There are circumstances where higher salary increases could be awarded. For example, where:

•  a new Group Management member has been appointed at a below-market salary, in which case larger increases may be awarded in following years, subject to strong individual performance,

•  the Group Management member has been promoted or has had an increase in responsibilities,

•  an individual’s salary has fallen significantly behind market practice.

This element of the package does not require achievement of any specific performance targets.

However, individual performance and capability shall be taken into account along with business performance when determining fixed salary levels and any salary increases.

Short-term variable compensation (STV)

STV is a variable compensation plan that shall be measured and paid over a single year.

Purpose:

•  align members of Group Management with clear and relevant targets to Ericsson’s strategy and sustainable long-term interests,

•  provide individuals an earning opportunity for performance at flexible cost to the Company.

The STV shall be paid in cash every year after the Committee and, as applicable, the Board have reviewed and approved performance against targets which are normally determined at the start of each year for each member of Group Management.

The Board and the Committee reserve the right to:

•  revise any or all of the STV targets at any time,

•  adjust the STV targets retroactively under extraordinary circumstances,

•  reduce or cancel STV if Ericsson faces severe economic difficulties, for instance in circumstances as serious as no dividend being paid,

•  adjust STV in the event that the results of the STV targets are not a true reflection of business performance,

Target pay-out opportunity for any financial year may be up to 150% of annual fixed salary of the individual. This shall normally be determined in line with the external market practices of the country of employment.

Maximum pay-out shall be up to two times the target pay-out opportunity (i.e. 300% of annual fixed salary).1) 2)

The STV shall be based on measures linked to the annual business plan which in itself is linked to Ericsson’s long-term strategy and sustainability.

Measures shall include financial targets at Group, Business Area or Market Area level (for relevant members of Group Management). Other potential measures may include strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets.

A maximum of four STV targets shall be assigned to an individual in total for a financial year. Financial targets shall comprise at least 75% of the target bonus opportunity with a minimum of 40% being defined at Group level. The minimum weighting for an STV target shall be 20%.

•  reduce or cancel STV for individuals either whose performance evaluation or whose documented performance feedback is below an acceptable level or who are on performance counselling.

Malus and Clawback

The Board and the Committee shall have the right in their discretion to:

•  deny, in whole or in part, the entitlement of an individual to the STV payout in case an individual has acted in breach of Ericsson’s Code of Business Ethics,

•  claim repayment in whole or in part the STV paid in case an individual has acted in breach of Ericsson’s Code of Business Ethics.

•  to reclaim STV paid to an individual on incorrect grounds such as restatement of financial results due to incorrect financial reporting, non-compliance with a financial reporting requirement etc.

Performance of all STV targets shall be tested over a one-year performance period (financial year).

The STV measures and targets shall be determined by the Committee for the members of Group Management other than the President and CEO.

The Board has the mandate to define STV measures and targets for the President and CEO, should STV be introduced for the President and CEO.

40	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Element and purpose	Operation	Opportunity	Performance measures

Pension

Contributions paid towards retirement fund.

Purpose:

•  attract and retain the executive talent required to implement Ericsson’s strategy,

•  facilitate planning for retirement by way of providing competitive retirement arrangements in line with local market practices.

The operation of the pension plan shall follow competitive practice in the individual’s home country and may contain various supplementary plans in addition to any national system for social security.

Pension plans should be defined contribution plans unless the individual concerned is subject to defined benefit pension plan under mandatory collective agreement provisions or mandatory local regulations.

In some special circumstances where individuals cannot participate in the local pension plans of their home countries of employment:

•  cash equivalent to pension may be provided as a taxable benefit, or

•  contributions may be made to an international pension fund on behalf of the individual on a cost-neutral basis.

Since 2011, members of Group Management in Sweden participate in the defined contribution plan (ITP1) which applies for the wider workforce in Sweden. The pension contribution for ITP1 is capped at 30% of pensionable salary which includes fixed salary and STV paid in cash.

According to the local collective bargaining agreement in Sweden, the members of Group Management are also entitled to an additional pension contribution for part-time retirement for which the cap is determined during the union negotiations for all the local employees.

Members of Group Management employed outside of Sweden may participate in the local market competitive pension arrangements that apply in their home countries in line with what is offered to other employees in the same country.

In all cases the annual pension contributions shall be capped at 70% of annual fixed salary.3)

None

Other Benefits

Additional tangible or intangible compensation paid annually which do not fall under fixed salary, short-term and long-term variable compensation or pension.

Purpose:

•  attract and retain the executive talent required to implement Ericsson’s strategy,

•  deliver part of the annual compensation in a predictable format.

Benefits offered shall take into account the competitive practices in the individual’s country of employment and should be in line with what is offered to other senior employees in the same country and may evolve year on year.

Benefits may for example include company phones, company cars, medical and other insurance benefits, tax support, travel, Company gifts and any international relocation and/or commuting benefits if the individual is required to relocate and/or commute internationally to execute the requirements of the role.

Benefit opportunities shall be set in line with competitive market practices and shall reflect what is offered to other senior employees in the individual’s country of employment.

The levels of benefits provided may vary year on year depending on the cost of the provision of benefits to the Company.

Other benefits shall be capped at 10% of annual fixed salary for members of Group Management located in Sweden.

None
Additional benefits and allowances for members of Group Management who are commuters into Sweden or who are on long-term assignment (“LTA”) in countries other than their home countries of employment, shall be determined in line with the Company’s international mobility policy which may include (but is not limited to) commuting or relocation costs; cost of living adjustment, housing, home travel or education allowance; tax and social security equalization assistance.

1)	For most of the current members of Group Management, the current STV target opportunity is below 50% of the annual fixed salary.
2)	At present the President & CEO does not participate in STV. The Board has the mandate to decide to include the President and CEO in STV in the future. In doing so the Board shall:

•

determine the STV opportunity for the President and CEO within the ranges mentioned above and in line with the external market practices of the country of employment, keeping the STV opportunity of the other members of Group Management under consideration,

•	reduce the LTV opportunity in relation to the STV opportunity, keeping the total target cash compensation consisting of fixed salary, STV and LTV unchanged.

Should the Board decide to introduce STV for the President and CEO, the details will be disclosed in the Remuneration Report for the relevant year.

3)

Since most of the current members of Group Management are currently under ITP1 coverage, their pension contributions are currently capped at 30% of pensionable salary and the additional pension contribution for part-time retirement mandated by the local collective bargaining agreement in Sweden.

41	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Alignment of short-term variable compensation with the Company’s strategy and criteria for payment

These Guidelines for Remuneration to Group Management have been developed to support alignment of Ericsson’s business strategy and long-term interests of members of Group Management with that of shareholders, in particular:

•	The targets for the STV shall be set each year either by the Board or the Committee as appropriate for the members of the Group Management. In determining the targets, the Board and the Committee shall take into account Ericsson’s focused business strategy, which is built on technology leadership, product-led solutions and global scale, along with internal annual and long-term business plans. Therefore, all members of Group Management shall have one or more Group financial targets derived from the long-term financial targets which amount to at least 40% of the target STV opportunity. At least 75% of the target STV opportunity shall be linked to financial measures. The Board and the Committee, as applicable, may also choose to include other operational, strategic, employee engagement, customer satisfaction or sustainability and corporate responsibility or other lead indicator measures to support the delivery of the business plan. For certain roles such targets may be supplemented by targets for the relevant Business Area, Market Area or Group Function.

•	Maximum pay-out shall be achievable for truly outstanding performance and exceptional value creation.

•	At the end of the performance period for each STV cycle, the Board and the Committee shall assess performance versus the measures and determine the formula-based outcome using the financial information made public by the Company for the financial targets. The Board has the discretion to adjust targets and the subsequent outcome in the event that they cease to be relevant or stretching or to enhance shareholder value. Adjustments shall normally only occur in the event of a major change (e.g. an acquisition or divestment) and shall be on the basis that the new target shall be no more or less difficult to achieve.

Consideration of remuneration offered to the Company’s employees

When developing these Guidelines, the Board and the Committee have considered the total remuneration and employment conditions of the Company’s employees by reviewing the application of Ericsson’s remuneration policy for the wider employee population to ensure consistency.

There is clear alignment in the remuneration components for the members of Group Management and the Company’s employees in the way that remuneration policy is applied as well as the methods followed in determining fixed salaries, short-term and long-term variable compensation, pension and benefits, which are to be applied broadly and consistently throughout the Company. The targets under short-term variable compensation are similar and the performance measures under long-term variable compensation program are the same for the members of Group Management and other eligible employees of the Company. However, the proportion of pay that is linked to performance is typically higher for Group Management in line with market practice.

Employment contracts and termination of employment

The members of Group Management are employed on permanent rolling contracts. The maximum mutual notice period is no more than 12 months. In case of termination by the employee, the employee has no right to severance pay.

In any case, the fixed salary paid during the notice period plus any severance pay payable will not together exceed an amount equivalent to the individual’s 24 months fixed salary.

The employee may be entitled to severance pay up until the agreed retirement age or, if a retirement age has not been agreed, until the month when the employee turns 65. In a case where the employee is entitled to severance pay from a date later than 12 months prior to retirement, the severance pay shall be reduced in proportion to the time remaining and calculated only for the time as of the date when the employee’s employment ceases (i.e. the end of the period of notice) and until the time of retirement.

Severance pay shall be reduced by 50% of the remuneration or equivalent compensation the employee receives, or has become entitled to, from any other employer or from his/her own or other activities during the period that severance is paid to the employee by the Company.

The Company shall have the right to terminate the employment contract and dismiss the employee with immediate effect, without giving any advance notice and entitlement to severance pay, if the employee commits a serious breach of his/her obligations towards the Company.

Normally disputes regarding employment agreements or any other agreements concerning the employment of the members of Group Management, the way such agreements have been arrived at, interpreted or applied, as well as any other litigation proceedings from legal relations based on such agreements, shall be settled by arbitration by three arbitrators in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Irrespective of the outcome of any arbitral award, the Company may, in the relation between the parties, carry all fees and expenses charged by the arbitrators and all of its own litigation costs (including attorney’s fees), except in the event the arbitration proceedings were initiated by the employee without reasonable cause.

Recruitment policy for new members of Group Management

In determining the remuneration of a new member of Group Management, the Board and the Committee shall take into consideration all relevant factors to ensure that arrangements are in the best interests of the Company and its shareholders. These factors include:

•	The role being taken on.

•	The level and type of remuneration opportunity received at a previous employer.

•	The geography in which the candidate is being recruited from and whether any relocation allowance is required.

•	The skills, experience and caliber of the candidate.

•	The circumstances of the candidate.

•	The current external market and salary practice.

•	Internal relativities.

Additional arrangements

By way of exception, additional arrangements can be made when deemed appropriate and necessary to recruit or retain an individual. Such arrangement could be in the form of short-term or long-term variable compensation or fixed component and can be renewed, but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the annual fixed salary that the individual would have received if no additional arrangements were made. In addition, if appropriate, different measures and targets may be applied to the new appointment’s incentives in the first year.

In addition, it may on a case by case basis be decided by the Board and the Committee respectively to compensate an individual for remuneration forfeited from a previous employer during recruitment. The Board and the Committee will consider on a case by case basis if all or some of the remuneration including incentives forfeited need to be ‘bought-out’. If there is a buy-out of forfeited incentives, this will take into account relevant factors including the form they were granted (cash vs. shares), performance conditions attached to these awards and the time they would have vested/paid. Generally, buy-out awards will be made on a comparable basis to those forfeited.

42	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

In the event of an internal candidate being promoted to Group Management, legacy terms and conditions may be honored, including pension and benefit entitlements and any outstanding incentive awards. If a Group Management member is appointed following a merger or acquisition with/of another company, legacy terms and conditions may also be honored for a maximum period of 36 months.

Board of Directors’ discretions

The Board upon recommendation from the Committee may in a specific case decide to temporarily deviate from these Guidelines in whole or in part based on its full discretion in unusual circumstances such as:

•	upon change of the President and CEO in accordance with recruitment policy for new members of Group Management,

•	upon material changes in the Company structure, organization, ownership and business (for example takeover, acquisition, merger, demerger etc.) which may require adjustments in STV and LTV or other elements to ensure continuity of Group Management, and

•	in any other circumstances, provided that the
deviation is required to serve the long-term interests and sustainability of the Company or to assure its financial viability.

The Committee is responsible for preparing matters for resolution by the Board, and this includes matters relating to deviations from these Guidelines. Any such deviation will be disclosed in the Remuneration Report for the relevant year.

Events after the reporting period

US Securities class action

On January 11, 2020, the United States District Court for the Southern District of New York granted Ericsson’s motion to dismiss the putative class action filed in 2018 against Telefonaktiebolaget LM Ericsson, the present President and CEO and the Chief Financial Officer of Ericsson as well as three former executives. At the same time the court granted plaintiffs leave to file a third amended complaint within thirty days. The plaintiffs did not file an amended complaint by the courtordered deadline.

Sol IP settlement

Ericsson has after the year-end 2019 resolved the previously communicated litigation with Sol IP, concerning alleged infringement of 20 patents declared to the LTE standard. The patents originated from Electronics and Telecommunications Research Institute (ETRI), a Korean government-funded research institution. The settlement resolves the litigation with Sol IP and involves a patent license agreement between Ericsson, Sol IP and ETRI. The settlement will have a negative impact for 2020 of approximately USD 13 million on operating income within Segment Networks of which USD 10 million will be recorded in Q1 2020 and the balance spread equally over the remaining quarters. This quarterly license fee amortization will continue in subsequent periods. The exact terms of the agreement are confidential.

Ericsson to acquire Genaker to strengthen Mission Critical Push-to-talk offering

On March 12, 2020, Ericsson announced that it had signed an agreement to acquire 100 percent of the shares in Genaker, a provider of Mission Critical Push-to-talk (MC-PTT) solutions. The acquisition strengthens Ericsson’s MC-PTT offering as the mission critical communications and private network market is going through a significant technology shift. Genaker, located in Barcelona, Spain, was founded in 2004 and employs around 30 people, all of whom will transfer to Ericsson as part of the acquisition.

Pandemics, such as for example the one caused by the Coronavirus, COVID-19, could severely impact our local and global operations

Pandemics, such as for example the one caused by the Coronavirus, could severely impact our local and global operations related to e.g. Service Delivery, Research & Development, Sales and Supply, as well as our customers and suppliers, with significant financial and other consequences. As an example, the Coronavirus has caused disturbance to our operations in China where Ericsson has offices and manufacturing sites. It is starting to cause similar disruptions to Ericsson’s operations and those of its customers and suppliers in other countries and to negatively impact the global economy. The effects of those disruptions may have material adverse effects on our business and financial position.

Board assurance

The Board of Directors and the President declare that the consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB and adopted by the EU, and give a fair view of the Group’s financial position and results of operations. The financial statements of the Parent Company have been prepared in accordance with generally accepted accounting principles in Sweden and give a fair view of the Parent Company’s financial position and results of operations. The Board of Directors’ Report for the Ericsson Group and the Parent Company provides a fair view of the development of the

Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.

43	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Report of independent

registered public accounting firm

To the shareholders of Telefonaktiebolaget

LM Ericsson (publ)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Telefonaktiebolaget LM Ericsson (publ) and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated income statements, statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on page 97. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Compliance with antibribery laws and regulations

As disclosed in Note B4 Other Operating Income and Expenses Telefonaktiebolaget LM Ericsson (publ) accounted for a cost of SEK 10.7 billion to settle an investigation with the U.S. Department of Justice and the U.S. Securities and Exchange Commission in 2019 regarding the historical compliance with the US Foreign Corrupt Practices Act (FCPA) in Djibouti, China, Kuwait, Indonesia, Vietnam and Saudi Arabia. Under the related Deferred Prosecution Agreement, the Company will in 2020 implement an Independent Monitor that oversees the Company’s compliance improvement program for a period of three years.

The principal considerations for our determination that performing procedures on compliance with antibribery laws and regulations was a critical audit matter is that if the recommendations provided by the Independent

44	Financials – Board of Directors’ report	Ericsson Annual Report on Form 20-F 2019

Monitor are deemed to be inadequately implemented, further fines could amongst others be imposed. As such we believe that the Company’s progress in 2019 with respect to implementation of the procedures and recommendations warrants attention from an audit perspective.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing of controls for proper documentation of due diligence for the retention of third party agents and consultants as well as the process of informing agents and business partners of commitment to anti-corruption and codes, testing of manual journal vouchers and payments, examination of the signing and update of the Code of Business Ethics and performing fraud and error inquiries of management and in certain markets.

Revenue recognition of major contracts

Total revenue for 2019 amounts to SEK 227 billion according to note B1 – Net Sales. Large and complex customer contracts are a major part of Ericsson’s business and revenues. Many of these contracts include multiple elements of products, software and services as well as complex contract terms. Each customer contract often involves more than one legal entity within the Ericsson Group. Estimates and judgments are used in determining the amount and timing of revenue particularly when determining the transaction price and its allocation to performance obligations identified under the contract. Refer to the Annual Report Note A1 – Significant accounting policies and Note A2 – Critical accounting estimates and judgements.

The principal considerations for our determination that performing procedures relating to revenue recognition of major contracts is a critical audit matter are that the application of revenue recognition accounting standards is complex and it requires management judgement and estimates particularly when referring to transaction price and its allocation to performance obligations under the contract. This in turn led to significant audit judgment and effort in performing procedures to evaluate transaction price and its allocation to performance obligations under the contract.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included a combination of testing of internal controls over the revenue and receivable cycle including procedures relating to business case reviews performed by the company’s central board for complex deals, analytical procedures and detailed tests of price allocation between performance obligations relating to major new contracts. Our audit also included detailed tests of proof of delivery to confirm that control had been transferred to the customer as well as data analytics relating to revenue related manual journal entries.

Impairment of goodwill and deferred tax assets

Goodwill and deferred tax assets are significant to the consolidated accounts and are sensitive to impairment. Goodwill is SEK 31 billion as of December 31, 2019. In the impairment test, management used future cash flow based on five years business plans and includes several key assumptions, including projected cash flows, future market conditions and discount rates. Should the discount rate be increased from 8.1 % to 11.0% the head room is still positive in all segments including Digital Services. A stress test has been performed and presented in Note C1 –Intangible assets. Ericsson has recognized deferred tax assets of SEK 7 billion as of December 31, 2019 mainly related to Sweden with indefinite periods of utilization. Additionally refer to the Annual Report Note A2 – Critical accounting estimates and judgement and Note H1 – Taxes.

The principal considerations for our determination that performing procedures relating to the impairment of goodwill and deferred tax assets is a critical audit matter are that under IFRS, Goodwill requires annual impairment tests which involve management’s judgment and estimates such as projected cash flows, future market conditions and discount rates. All of these are subject to judgement and subjectivity and might be affected by the current turbulence in the global economy. The value of the deferred taxes is based on management’s estimation of future taxable profits in Sweden. If the assumptions are not fulfilled goodwill and deferred tax assets may not be utilized which could lead to assets impairments. This in turn led to a high degree of auditor judgment, and effort in performing procedures and in evaluating audit evidence relating to management’s projected cash flows, future market conditions and discount rates for goodwill and management’s estimation of future taxable profits in Sweden for deferred tax assets. The audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing of controls over financial reporting and analytical procedures. Additionally, detailed tests of management’s assessment of projected cash flows, future market conditions and discount rates were performed. For the utilization of deferred tax asset, evaluation of the recognition of the deferred tax assets in Sweden was performed. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s goodwill impairment assessments.

Provisions and allowances related to projects and inventory

Ericsson has recognized provisions and allowances relating to customer projects, inventory, warranty, litigations, restructuring and other contractual obligations. Adjustments and allowances for customer and supplier related projects of SEK 2,1 billion accounted for in 2019 mainly refers to provisions for supplier claims and provisions for onerous contracts. The closing balance for allowance for inventory is SEK 3.4 billion as of December 31, 2019. Refer to the Annual Report Note A2 – Critical accounting estimates and judgements, Note B5- Inventories and Note D1 – Provisions.

The principal considerations for our determination that performing procedures relating to Provisions and allowances related to projects and inventory is a critical audit matter are that the need for provisions are by nature based on management’s judgement and the evaluation of contracts and projects and the estimates of future outflow of cash. Onerous customer contract provision includes estimate of costs to be incurred based on the latest conditions and progress on the contract as well as assumptions on the probable outcomes of revenue and costs. This in turn led to a high degree of auditor judgment and effort related to evaluation of the assumptions and estimates made by management on future estimates and costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included a combination of testing of controls over inventory and customer projects, analytical procedures and detailed testing of management judgements for certain significant onerous contracts to ensure that provisions and allowances made are sufficient for existing commitments and exposures.

/s/ PricewaterhouseCoopers AB

Stockholm, Sweden

March 19, 2020

We have served as the Company’s auditor since at least 1993. We have not determined the specific year which we began servicing as auditors of the company.

45	Financials – Consolidated financial statements	Ericsson Annual Report 2019

Consolidated financial statements

Consolidated income statement

January–December, SEK million	Notes	2019	2018	2017
Net sales	B1, B2	227,216	210,838	205,378
Cost of sales		(142,392)	(142,638)	(157,451)

Gross income		84,824	68,200	47,927

Gross margin (%)		37.3%	32.3%	23.3%
Research and development expenses		(38,815)	(38,909)	(37,887)
Selling and administrative expenses		(26,137)	(27,519)	(29,027)
Impairment losses on trade receivables 1)	F1	737	(420)	(3,649)

Operating expenses		(64,215)	(66,848)	(70,563)
Other operating income	B4	2,350	497	1,154
Other operating expenses	B4	(12,060)	(665)	(13,285)
Share in earnings of joint ventures and associated companies	B1, E3	(335)	58	24

Operating income (loss)	B1	10,564	1,242	(34,743)

Financial income and expenses, net	F2	(1,802)	(2,705)	(1,215)

Income after financial items (loss)		8,762	(1,463)	(35,958)

Taxes	H1	(6,922)	(4,813)	3,525

Net income (loss)		1,840	(6,276)	(32,433)

Net income (loss) attributable to:
Owners of the Parent Company		2,223	(6,530)	(32,576)
Non-controlling interest		(383)	254	143
Other information
Average number of shares, basic (million)	H2	3,306	3,291	3,277
Earnings (loss) per share attributable to owners of the Parent Company, basic (SEK) 2)	H2	0.67	(1.98)	(9.94)
Earnings (loss) per share attributable to owners of the Parent Company, diluted (SEK) 2)	H2	0.67	(1.98)	(9.94)

1)

Impairment of trade receivables has been calculated according to IFRS 9 in 2019 and 2018, and according to IAS 39 in 2017. Previously, these losses have been reported as selling and administrative expenses.

2)	Based on Net income (loss) attributable to owners of the Parent Company.

46	Financials – Consolidated financial statements	Ericsson Annual Report 2019

Consolidated statement of comprehensive income (loss)

January–December, SEK million	2019	2018	2017
Net income (loss)	1,840	(6,276)	(32,433)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans including asset ceiling	(6,182)	(2,453)	970
Revaluation of borrowings due to change in credit risk	(651)	207	—
Tax on items that will not be reclassified to profit or loss	1,363	285	(547)
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	(290)	—	—
Available-for-sale financial assets
Gains/losses arising during the period	—	—	68
Reclassification adjustments on gains/losses included in profit or loss	—	—	5
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	99
Changes in cumulative translation adjustments	1,979	2,047	(3,378)
Share of other comprehensive income of joint ventures and associated companies	131	14	—
Tax on items that have been or may be reclassified to profit or loss	60	—	(16)

Total other comprehensive income (loss), net of tax	(3,590)	100	(2,799)

Total comprehensive income (loss)	(1,750)	(6,176)	(35,232)

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	(1,403)	(6,470)	(35,357)
Non-controlling interests	(347)	294	125

47	Financials – Consolidated financial statements	Ericsson Annual Report 2019

Consolidated balance sheet

SEK million	Notes	Dec 31 2019	Dec 31 2018	Dec 31 2017
Assets
Non-current assets
Intangible assets	C1
Capitalized development expenses		4,040	4,237	4,593
Goodwill		31,200	30,035	27,815
Intellectual property rights, brands and other intangible assets		2,491	3,474	4,148
Property, plant and equipment	C2	13,850	12,849	12,857
Right-of-use assets	C3	8,487	—	—
Financial assets
Equity in joint ventures and associated companies	E3	1,565	611	624
Other investments in shares and participations	F3	1,432	1,515	1,279
Customer finance, non-current	B6, F1	2,262	1,180	2,178
Interest-bearing securities, non-current	F1, F3	20,354	23,982	25,105
Other financial assets, non-current	F3	5,614	6,559	5,897
Deferred tax assets	H1	31,174	23,152	21,963

		122,469	107,594	106,459

Current assets
Inventories	B5	30,863	29,255	25,547
Contract assets	B6, F1	12,171	13,178	13,120
Trade receivables	B6, F1	43,069	51,172	48,105
Customer finance, current	B6, F1	1,494	1,704	1,753
Other current receivables	B7	14,479	20,844	22,301
Interest-bearing securities, current	F1	6,759	6,625	6,713
Cash and cash equivalents	H3	45,079	38,389	35,884

		153,914	161,167	153,423

Total assets		276,383	268,761	259,882

Equity and liabilities
Equity
Capital stock	E1	16,672	16,672	16,672
Additional paid in capital	E1	24,731	24,731	24,731
Other reserves	E1	2,292	965	(334)
Retained earnings	E1	38,864	44,610	55,866

Equity attributable to owners of the Parent Company	E1	82,559	86,978	96,935

Non-controlling interest	E1	(681)	792	636

		81,878	87,770	97,571

Non-current liabilities
Post-employment benefits	G1	35,817	28,720	25,009
Provisions, non-current	D1	2,679	5,471	3,596
Deferred tax liabilities	H1	1,224	670	901
Borrowings, non-current	F1, F4	28,257	30,870	30,500
Lease liabilities, non-current	C3, F1	7,595	—	—
Other non-current liabilities		2,114	4,346	2,776

		77,686	70,077	62,782

Current liabilities
Provisions, current	D1	8,244	10,537	6,283
Borrowings, current	F1, F4	9,439	2,255	2,545
Lease liabilities, current	C3, F1	2,287	—	—
Contract liabilities	B6	29,041	29,348	29,076
Trade payables	B8	30,403	29,883	26,320
Other current liabilities	B9	37,405	38,891	35,305

		116,819	110,914	99,529

Total equity and liabilities		276,383	268,761	259,882

48	Financials – Consolidated financial statements	Ericsson Annual Report 2019

Consolidated statement of cash flows

January–December, SEK million	Notes	2019	2018	2017
Operating activities
Net income (loss)		1,840	(6,276)	(32,433)
Adjustments to reconcile net income to cash	H3	12,226	7,830	19,324

		14,066	1,554	(13,109)

Changes in operating net assets
Inventories		261	(4,807)	4,719
Customer finance, current and non-current		(858)	1,085	798
Trade receivables and contract assets		10,995	(2,047)	1,379
Trade payables		(372)	2,436	1,886
Provisions and post-employment benefits		(3,729)	6,696	4,755
Contract liabilities		(1,579)	(808)	5,024
Other operating assets and liabilities, net		(1,911)	5,233	4,149

		2,807	7,788	22,710

Cash flow from operating activities		16,873	9,342	9,601
Investing activities
Investments in property, plant and equipment	C2	(5,118)	(3,975)	(3,877)
Sales of property, plant and equipment		744	334	1,016
Acquisitions of subsidiaries and other operations	H3, E2	(1,753)	(1,618)	(289)
Divestments of subsidiaries and other operations	H3, E2	248	333	565
Product development	C1	(1,545)	(925)	(1,444)
Other investing activities		(331)	(523)	(463)
Interest-bearing securities		4,214	2,242	(11,578)

Cash flow from investing activities		(3,541)	(4,132)	(16,070)

Cash flow before financing activities		13,332	5,210	(6,469)
Financing activities
Proceeds from issuance of borrowings	F4	4,851	911	13,416
Repayment of borrowings	F4	(4,476)	(1,748)	(4,830)
Proceeds from stock issue		—	—	15
Sale of own shares		197	107	98
Repurchase of own shares		—	—	(15)
Dividends paid		(4,450)	(3,425)	(3,424)
Repayment of lease liabilities	F4	(2,990)	—	—
Other financing activities		(32)	78	218

Cash flow from financing activities		(6,900)	(4,077)	5,478

Effect of exchange rate changes on cash		258	1,372	(91)

Net change in cash and cash equivalents		6,690	2,505	(1,082)
Cash and cash equivalents, beginning of period		38,389	35,884	36,966

Cash and cash equivalents, end of period	H3	45,079	38,389	35,884

49	Financials – Consolidated financial statements	Ericsson Annual Report 2019

Consolidated statement of changes in equity

Equity and Other comprehensive income (loss) 2019

SEK million	Capital stock	Additional paid in capital	Other reserves	Retained earnings	Stockholders’ equity	Non-controlling interest	Total equity
January 1, 2019	16,672	24,731	965	44,610	86,978	792	87,770
Opening balance adjustment due to IFRS 16	—	—	—	(249)	(249)	—	(249)
January 1, 2019, adjusted	16,672	24,731	965	44,361	86,729	792	87,521
Net income (loss)
Group	—	—	—	2,563	2,563	(383)	2,180
Joint ventures and associated companies	—	—	—	(340)	(340)	—	(340)

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits	—	—	—	(6,182)	(6,182)	—	(6,182)
Revaluation of borrowings due to change in credit risk	—	—	(651)	—	(651)	—	(651)
Tax on items that will not be reclassified to profit or loss	—	—	134	1,229	1,363	—	1,363
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	—	—	(290)	—	(290)	—	(290)
Changes in cumulative translation adjustments
Group	—	—	1,943	—	1,943	36	1,979
Joint ventures and associated companies	—	—	131	—	131	—	131
Tax on items that have been or may be reclassified to profit or loss	—	—	60	—	60	—	60

Total other comprehensive income (loss), net of tax	—	—	1,327	(4,953)	(3,626)	36	(3,590)

Total comprehensive income (loss)	—	—	1,327	(2,730)	(1,403)	(347)	(1,750)
Transactions with owners
Sale of own shares	—	—	—	197	197	—	197
Long-term variable compensation plans	—	—	—	377	377	—	377
Dividends paid	—	—	—	(3,301)	(3,301)	(1,149)	(4,450)
Transactions with non-controlling interest	—	—	—	(40)	(40)	23	(17)

December 31, 2019	16,672	24,731	2,292	38,864	82,559	(681)	81,878

1)

Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK 966 million (SEK 1,584 million in 2018 and SEK –2,484 million in 2017), and realized gain/losses net from sold/liquidated companies, SEK 54 million (SEK 36 million in 2018 and SEK –24 million in 2017).

2)	Dividends paid per share amounted to SEK 1.00 (SEK 1.00 in 2018 and SEK 1.00 in 2017).

50	Financials – Consolidated financial statements	Ericsson Annual Report 2019

Equity and Other comprehensive income (loss) 2018

SEK million	Capital stock	Additional paid in capital	Other reserves	Retained earnings	Stockholders’ equity	Non-controlling interest	Total equity
January 1, 2018	16,672	24,731	(334)	55,866	96,935	636	97,571
Opening balance adjustment due to IFRS 9	—	—	(888)	(95)	(983)	—	(983)
January 1, 2018, adjusted	16,672	24,731	(1,222)	55,771	95,952	636	96,588
Net income (loss)
Group	—	—	—	(6,583)	(6,583)	254	(6,329)
Joint ventures and associated companies	—	—	—	53	53	—	53

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits	—	—	—	(2,457)	(2,457)	4	(2,453)
Revaluation of borrowings due to change in credit risk	—	—	207	—	207	—	207
Tax on items that will not be reclassified to profit or loss	—	—	(44)	330	286	(1)	285
Items that have been or may be reclassified to profit or loss
Changes in cumulative translation adjustments
Group	—	—	2,010	—	2,010	37	2,047
Joint ventures and associated companies	—	—	14	—	14	—	14

Total other comprehensive income (loss), net of tax	—	—	2,187	(2,127)	60	40	100

Total comprehensive income (loss)			2,187	(8,657)	(6,470)	294	(6,176)

Transactions with owners
Sale of own shares	—	—	—	107	107	—	107
Long-term variable compensation plans	—	—	—	677	677	—	677
Dividends paid	—	—	—	(3,287)	(3,287)	(138)	(3,425)
Transactions with non-controlling interest	—	—	—	(1)	(1)	—	(1)

December 31, 2018	16,672	24,731	965	44,610	86,978	792	87,770

51	Financials – Consolidated financial statements	Ericsson Annual Report 2019

Equity and Other comprehensive income (loss) 2017

SEK million	Capital stock	Additional paid in capital	Other reserves	Retained earnings	Stockholders’ equity	Non-controlling interest	Total equity
January 1, 2017	16,657	24,731	2,859	90,335	134,582	675	135,257
Net income (loss)
Group	—	—	—	(32,597)	(32,597)	143	(32,454)
Joint ventures and associated companies	—	—	—	21	21	—	21

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits	—	—	—	956	956	14	970
Tax on items that will not be reclassified to profit or loss	—	—	—	(544)	(544)	(3)	(547)
Items that have been or may be reclassified to profit or loss
Available-for-sale interest-bearing securities
Gains (+)/losses (–) arising during the period	—	—	68	—	68	—	68
Reclassification adjustments relating to available-for-sale financial assets disposed of in the year	—	—	5	—	5	—	5
Revaluation of other investments in shares and participations	—	—	99	—	99	—	99
Changes in cumulative translation adjustments	—	—	(3,349)	—	(3,349)	(29)	(3,378)
Tax on items that have been or may be reclassified to profit or loss	—	—	(16)	—	(16)	—	(16)

Total other comprehensive income (loss), net of tax	—	—	(3,193)	412	(2,781)	(18)	(2,799)

Total comprehensive income (loss)	—	—	(3,193)	(32,164)	(35,357)	125	(35,232)

Transactions with owners
Stock issue	15	—	—	—	15	—	15
Sale of own shares	—	—	—	98	98	—	98
Repurchase of own shares	—	—	—	(15)	(15)	(88)	(103)
Long-term variable compensation plans	—	—	—	885	885	—	885
Dividends paid	—	—	—	(3,273)	(3,273)	(151)	(3,424)
Transactions with non-controlling interest	—	—	—	—	—	75	75

December 31, 2017	16,672	24,731	(334)	55,866	96,935	636	97,571

52	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Notes to the consolidated financial statements

Section A – Basis of presentation

A1 Significant accounting policies

Basis of presentation

Introduction

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 21, SE-164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1 “Additional rules for Group Accounting,” related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2019, the Company has applied IFRS as issued by the IASB (IFRS effective as per December 31, 2019). There is no difference between IFRS effective as per December 31, 2019, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering) or the Swedish Annual Accounts Act in conflict with IFRS, for all periods presented.

For disclosure about new standards and amendments applied as from January 1, 2019, see note A3, “Changes in accounting policies.”

The preparations for the adoption of new standards and interpretations not adopted 2019 are disclosed at the end of this note, see subheading Other.

Basis of presentation

The financial statements are presented in millions of Swedish Krona (SEK). They are prepared on a historical cost basis, except for certain financial assets and liabilities that are stated at fair value: financial instruments classified as fair value through profit and loss (FVTPL), financial instruments classified as fair value through other comprehensive income (FVOCI) and plan assets related to defined benefit pension plans. Financial information in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity with related notes are presented with two comparison years. For the consolidated balance sheet, financial information with related notes is presented with two comparison year.

Basis of consolidation and composition of the Group

The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiaries, joint ventures and associated companies earned only after their acquisition.

Subsidiaries are all companies for which Telefonaktiebolaget LM Ericsson, directly or indirectly, is the parent. To be classified as a parent, Telefonaktiebolaget LM Ericsson, directly or indirectly, must control another company which requires that the Parent Company has power over that other company, is exposed to variable returns from its involvement and has the ability to use its power over that other company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that such control ceases.

Intra-group balances and any unrealized income and expense arising from intra-group transactions are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company is composed of a parent company, Telefonaktiebolaget LM Ericsson, with generally fully-owned subsidiaries in many countries of the world. The largest operating subsidiaries are the fully-owned telecom vendor companies Ericsson AB, incorporated in Sweden and Ericsson Inc., incorporated in the US.

Foreign currency remeasurement and translation

Items included in the financial statements of each entity of the Company are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Swedish Krona (SEK), which is the Parent Company’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of each respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Changes in the fair value of monetary securities denominated in foreign currency classified as fair value through other comprehensive income (FVOCI) are allocated between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in Other Comprehensive Income (OCI).

Translation differences on monetary financial assets and liabilities are reported as part of the fair value gain or loss.

From 2019, in order to reflect the way the Company manages its foreign exchange risks on a net basis, foreign exchange effect is presented as a net item within Financial Income and Expenses, reported separately from other financial income and expenses items. Previously foreign exchange effects were reported within both Financial Income and Financial Expense depending on whether they were related to assets or liabilities. Note F2, “Financial income and expenses” has been restated to reflect the change.

Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

Period income and expenses for each income statement are translated at period average exchange rates.

All resulting net exchange differences are recognized as a separate component of Other comprehensive income (OCI).

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for in OCI. When a foreign operation is disposed of or sold, exchange differences that were recorded in OCI are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

The Company is continuously monitoring the economies with high inflation, the risk of hyperinflation and potential impact on the Company. There is no significant impact due to any currency translation of a hyper-inflationary economy.

Business and operations

For further disclosure, see the notes under section B

Revenue recognition

IFRS 15, “Revenue from Contracts with Customers” is a principle-based model of recognizing revenue from customer contracts. It has a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer.

The following paragraphs describes the types of contracts, when performance obligations are satisfied, and the timing of revenue recognition. They also describe the normal payment terms associated with such contracts and the resulting impact on the balance sheet over the duration of the contracts. The vast majority of Ericsson’s business is for the sale of standard products and services.

Standard products and services

Products and services are classified as standard solutions if they do not require significant installation and integration services to be delivered. Installation and integration services are generally completed within a short period of time, from the delivery of the related products. These products and services are viewed as separate distinct performance obligations. This type of customer contract is usually signed as a frame agreement and the customer issues individual purchase orders to commit to purchases of products and services over the duration of the agreement.

53	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note A1, cont’d.

Revenue for standard products is recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. For hardware sales, transfer of control is usually deemed to occur when the equipment arrives at the customer site and for software sales, when the licenses are made available to the customer. Software licenses may be provided to the customer at a point in time, activated or ready to be activated by the customer at a later stage, therefore revenue is recognized when customer obtains control of the software. Contractual terms may vary, therefore judgment will be applied when assessing the indicators of transfer of control for both hardware and software sales. Software licenses are also sold on a when-and-if available basis or delivered to the customer network over a period of time. In such cases, the customer is billed on a subscription basis or based on usage, and revenue is recognized over time. Revenue for installation and integration services is recognized upon completion of the service. Costs incurred in delivering standard products and services are recognized as costs of sales when the related revenue is recognized in the Income statement. Costs incurred relating to performance obligations not yet fully delivered are recognized as Inventories.

Transaction prices under these contracts are usually fixed, and mostly billed upon delivery of the hardware or software, or completion of installation services. A proportion of the transaction price may be billed upon formal acceptance of the related installation services, which will result in a contract asset for the proportion of the transaction price that is not yet billed. Amounts billed are normally subject to payments terms within 60 days from invoice date. Customer finance agreements may be agreed separately with some customers where payment terms exceed 179 days.

Revenue for recurring services such as customer support and managed services is recognized as the services are delivered, generally pro-rata over time. Costs incurred in delivering recurring services are recognized as cost of sales as they are incurred. Transaction prices under these contracts are billed over time, often on a quarterly basis. Transaction price for managed services contract may include variable consideration that is estimated based on performance and prior experience with the customer. Amounts billed are normally subject to payments terms within 60 days from invoice date. Contract liabilities or receivables may arise depending on whether the quarterly billing is in advance or in arrears. Contracts for standard products and services apply to business in all segments.

Customized solution

Some products and services are sold together as part of a customized solution to the customer. This type of contract requires significant installation and integration services to be delivered within the solution, normally over a period of more than one year. These products and services are viewed together as a combined performance obligation. This type of contract is usually sold as a firm contract in which the scope of the solution and obligations of both parties are clearly defined for the duration of the contract. Customized solution does not have any alternative use to the Company as it cannot be sold to or used by other customers.

Revenue for the combined performance obligation shall be recognized over time if progress of completion can be reliably measured and enforceable right to payment exists over the duration of the contract. The progress of completion is estimated by reference to the output delivered such as achievement of contract milestones and customer acceptance. This method determines revenue milestones over the duration of the contract, and it is considered appropriate as it reflects the nature of the customized solution and how integration service is delivered in these projects. If the criteria above are not met, then all revenue shall be recognized upon the completion of the customized solution, when final acceptance is provided by the customer. Costs incurred in delivering customized solutions are recognized as costs of sales when the related revenue milestone is recognized in the Income statement. Costs incurred relating to future revenue milestones are recognized as Inventories and assessed for recoverability on a regular basis.

Transaction price under these contracts is usually a fixed fee, split into a number of progress payments or billing milestones as defined in the contract. In most cases, revenue recognized is limited to the progress payments or unconditional billing milestones over the duration of the contract, therefore no contract asset or contract liability arises on these contracts. In some contracts, revenue may be recognized in advance of billing milestones if enforceable payment rights exist at all times over the contract duration. This will result in an unbilled receivable balance until billing milestones are reached. Amounts billed are normally subject to payments terms within 60 days from invoice date. Customer finance agreements may be agreed separately with some customers where payment terms exceed 179 days.

Contract for customized solution applies to the Business Support Systems (BSS) business within the segment Digital Services.

Intellectual Property Rights (IPR)

This type of contract relates to the patent and licensing business. The Company has assessed that the nature of its IPR contracts is such that they provide customers a license with the right to access the Company intellectual properties over time, therefore revenue shall be recognized over the duration of the contract. Royalty revenue based on sales or usage is recognized when the sales and usage occur.

The transaction price on these contracts is usually structured as a royalty fee based on sales or usage over the period, measured on a quarterly basis. This results in a receivable balance if the billing is performed the following quarter after measurement. Some contracts include lump sum amounts, payable either up front at commencement or on an annual basis. This results in a contract liability balance if payment is in advance of revenue, as revenue is recognized over time. Amounts billed are normally subject to payments terms within 60 days from invoice date.

As described in note B1 “Segment Information”, revenue from IPR licensing contracts are allocated to the segments Networks and Digital Services.

Customer contract related balances

Trade receivables include amounts that have been billed in accordance with customer contract terms and amounts that the Company has an unconditional right to, with only passage of time before the amounts can be billed in accordance with the customer contract terms.

Customer finance credits arise from credit terms exceeding 179 days in the customer contract or a separate financing agreement signed with the customer. Customer finance is a class of financial assets that is managed separately from receivables. See note F1, “Financial risk management,” for further information on credit risk management of trade receivables and customer finance credits.

In accordance with IFRS 15, where significant financing is provided to the customer, revenue is adjusted to reflect the impact of the financing transaction. These transactions could arise from the customer finance credits above if the contracted interest rate is below the market rate or through implied financing transactions due to payment terms of more than one year from the date of transfer of control. The Company has elected to use the practical expedient not to adjust revenue for transactions with payment terms, measured from the date of transfer of control, of one year or less.

Contract asset is unbilled sales amount relating to performance obligation that has been satisfied under customer contract but is conditional on terms other than only the passage of time before payment of the consideration is due. Under previous standards these unbilled sales balances have been included within trade receivables.

Contract liability relates to amounts that are paid by or due from customers for which performance obligations are unsatisfied or partially satisfied. Under previous standards these balances have been disclosed as deferred revenue within other current liabilities, and the Company concluded that the balances meet the definition of contract liability under IFRS 15. Advances from customers are also included in the contract liability balance.

Segment reporting

An operating segment is a component of a company whose operating results are regularly reviewed by the Company’s chief operating decision maker, (CODM), to make decisions about resources to be allocated to the segment and assess its performance. The President and the CEO is defined as the CODM function in the Company.

The segment presentation, as per each segment, is based on the Company’s accounting policies as disclosed in this note.

The Company’s segment disclosure about geographical areas is based on the country in which transfer of risks and rewards occur.

For further information, see note B1, “Segment information.”

Inventories

Inventories are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis.

Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.

A significant part of Inventories is Contract work in progress (CWIP). Recognition and derecognition of CWIP relates to the Company’s revenue recognition principles meaning that costs incurred under a customer contract are initially recognized as CWIP (see Revenue recognition policy). When the related revenue is recognized, CWIP is derecognized and is instead recognized as Cost of sales.

In note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

54	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note A1, cont’d.

Trade payables

See accounting policies under the subheading for Financial instruments and risk management.

Long-term assets

For further disclosure, see the notes under section C

Goodwill

As from the acquisition date, goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) of the Company expected to benefit from the synergies of the combination.

An annual impairment test for the CGUs to which goodwill has been allocated is performed in the fourth quarter, or when there is an indication of impairment. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. In assessing value in use, the estimated future cash flows after tax are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Application of after-tax amounts in calculation, both in relation to cash flows and discount rate is applied due to that available models for calculating discount rate include a tax component. The after-tax discount rate applied by the Company is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS. An impairment loss in respect of goodwill is not reversed. Write-downs of goodwill are reported under other operating expenses.

As a result of the application of IFRS 16 the impairment test has been modified to include also right-of-use assets in the carrying value but not lease liabilities.

Additional disclosure is required in relation to goodwill impairment testing: see note A2, “Critical accounting estimates and judgments” below and note C1, “Intangible assets.”

Intangible assets and other than goodwill

Intangible assets other than goodwill comprise intangible assets acquired through business combinations, such as patents, customer relations, trademarks and software, as well as capitalized development expenses and separately acquired intangible assets, mainly consisting of software. At initial recognition, acquired intangible assets related to business combinations are stated at fair value and capitalized development expenses and software are stated at cost. Subsequent to initial recognition, these intangible assets are stated at initially recognized amounts less accumulated amortization and any impairment. Amortization and any impairment losses are included in Research and development expenses, which mainly consists of capitalized development expenses and technology; in Selling and administrative expenses, which mainly consists of expenses relating to customer relations and brands; and in Cost of sales.

Costs incurred for development of products to be sold, leased, or otherwise marketed or intended for internal use are capitalized as from when technological and economic feasibility has been established until the product is available for sale or use. Research and development expenses directly related to orders from customers are accounted for as a part of Cost of sales. Other research and development expenses are charged to income as incurred. Amortization of acquired intangible assets, such as patents, customer relations, trademarks, and software, is made according to the straight-line method over their estimated useful lives, not exceeding ten years.

The Company has not recognized any intangible assets with indefinite useful life other than goodwill.

Impairment tests are performed whenever there is an indication of impairment. Tests are performed in the same way as for goodwill, see above. However, intangible assets not yet available for use are tested annually.

Corporate assets have been allocated to cash-generating units in relation to each unit’s proportion of total net sales. The amount related to corporate assets is not significant. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

In note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Property, plant, and equipment

Property, plant, and equipment consist of real estate, machinery, servers and other technical assets, other equipment, tools and installation and construction in process. They are stated at cost less accumulated depreciation and any impairment losses.

Depreciation is charged to income, on a straight-line basis, over the estimated useful life of each component of an item of property, plant, and equipment, including buildings. Estimated useful lives are, in general, 25–50 years for real estate and 3–10 years for machinery and equipment. Depreciation and any impairment charges are included in Cost of sales, Research and development or Selling and administrative expenses.

The Company recognizes in the carrying amount of an item of property, plant, and equipment the cost of replacing a component and derecognizes the residual value of the replaced component.

Impairment testing as well as recognition or reversal of impairment of property, plant and equipment is performed in the same manner as for intangible assets other than goodwill, see description under “Intangible assets other than goodwill” above.

Gains and losses on disposals are determined by comparing the proceeds less cost to sell with the carrying amount and are recognized within Other operating income and expenses in the income statement.

Leasing

The main types of assets leased by the Company are, in the order of materiality, real estate, IT-equipment and vehicles. Vehicles are mainly used under service contracts.

Accounting policies applied as of January 2019 - IFRS 16 Leases

Leasing when the Company is the lessee

The Company recognizes right-of-use assets and lease liabilities arising from all leases in the balance sheet, with some exceptions. This model reflects that, at the start of a lease, the lessee always obtains the right to use an asset for a period of time and has an obligation to pay for that right.

In the assessment of a lease contract the lease components are separated from non-lease components and the lease term is defined based on the contract lease term and when reasonably certain estimated extension or termination options are included.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted normally using the Company’s incremental borrowing rate. The incremental borrowing rate is calculated considering interest swap rates, the credit spread on bonds issued by real estate companies and the creditworthiness of the entity that signs the lease. Lease payments included in the liability are fixed payments, variable payments depending on an index or rate, residual values and penalties for termination of contracts.

The right-of-use asset is initially measured at cost, which equals the amount of the initial measurement of lease liability adjusted for any lease payments made at or before the commencement date less any lease incentives received plus any initial direct costs, and restoration costs.

The Company applies the recognition exemption for short-term leases and leases for which the underlying asset is of low-value recognizing the lease payments for those leases as an expense on a straight-line basis over the lease term. The interest expense on lease liabilities is presented as a component of finance costs separate from the depreciation charges for right-of-use assets. In the statement of cash flows, cash payments for the principal portion of the lease liability is reported within financing activities while payments for short-term leases, low-value assets and variable lease expenses not included in the measurement of the lease liability are classified within operating activities. For more information regarding leasing see note C3, “Leases.”

Leasing when the Company is the lessor

Leasing contracts with the Company as lessor are classified as finance leases when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue is recognized in accordance with the revenue recognition principles. Under operating leases the equipment is recorded as property, plant and equipment and revenue as well as depreciation is recognized on a straight-line basis over the lease term.

Accounting policies applied prior to 2019

Prior to 2019, IAS 17 was applied instead of IFRS 16. Comparative information has not been restated. The following accounting policies apply to periods prior to 2019.

Leasing when the company was the lessee

Leases on terms in which the Company assumed substantially all the risks and rewards of ownership were classified as finance leases. Upon initial recognition, the leased asset was measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset was accounted for in accordance with the accounting policy applicable to that type of asset, although the depreciation period did not exceed the lease term.

55	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note A1, cont’d.

Other leases were operating leases, and the leased assets under such contracts were not recognized on the balance sheet. Costs under operating leases were recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

Leasing when the Company was the lessor

Leasing contracts with the Company as lessor were classified as finance leases when the majority of risks and rewards were transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable was recognized at an amount equal to the net investment in the lease and revenue was recognized in accordance with the revenue recognition principles. Under operating leases the equipment was recorded as property, plant and equipment and revenue as well as depreciation was recognized on a straight-line basis over the lease term.

Obligations

For further disclosure, see the notes under section D

Provisions

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the effect of the time value of money is material, discounting is made of estimated outflows. However, the actual outflows as a result of the obligations may differ from such estimates.

The provisions are mainly related to restructuring, customer and supplier related provisions, warranty commitments and other obligations, claims or obligations as a result of patent infringement and other litigations and customer finance guarantees.

Product warranty commitments consider probabilities of all material quality issues based on historical performance for established products and expected performance for new products, estimates of repair cost per unit, and volumes sold still under warranty up to the reporting date.

A restructuring obligation is considered to have arisen when the Company has a detailed formal plan for the restructuring (approved by management), which has been communicated in such a way that a valid expectation has been raised among those affected. Provision for restructuring is recorded when the Company can reliably estimate the liabilities relating to the obligation.

Customer contract provisions mainly consist of estimated losses on onerous contracts. For losses on customer contracts, a provision equal to the total estimated loss is recorded immediately when a loss from a contract is probable and can be estimated reliably. These contract loss estimates may include penalties under a loss contract.

Other provisions include provisions for obligations related to cash-settled share-based programs, litigations and other provisions. The Company provides for estimated future settlements related to patent infringements based on the probable outcome of each infringement. The actual outcome or actual cost of settling an individual infringement may vary from the Company’s estimate.

The Company estimates the outcome of any potential patent infringement made known to the Company through assertion and through the Company’s own monitoring of patent-related cases in the relevant legal systems. To the extent that the Company makes the judgment that an identified potential infringement will more likely than not result in an outflow of resources, the Company records a provision based on the Company’s best estimate of the expenditure required to settle with the counterpart.

In the ordinary course of business, the Company is subject to proceedings, lawsuits and other unresolved claims, including proceedings under laws and government regulations and other matters. These matters are often resolved over a long period of time. The Company regularly assesses the likelihood of any adverse judgments in or outcomes of these matters, as well as potential ranges of possible losses. Provisions are recognized when it is probable that an obligation has arisen and the amount can be reasonably estimated based on a detailed analysis of each individual issue.

Contingent liabilities

Certain present obligations are not recognized as provisions as it is not probable that an economic outflow will be required to settle the obligations or the amount of the obligation cannot be measured with sufficient reliability. Such obligations are reported as contingent liabilities. For further detailed information, see note D2, “Contingent liabilities.” In note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Group structure

For further disclosure, see the notes under section E

Business combinations

At the acquisition of a business, the cost of the acquisition, being the purchase price, is measured as the fair value of the assets given, and liabilities incurred or assumed at the date of exchange, including any cost related to contingent consideration. Transaction costs attributable to the acquisition are expensed as incurred. The acquisition cost is allocated to acquired assets, liabilities and contingent liabilities based upon appraisals made, including assets and liabilities that were not recognized on the acquired entity’s balance sheet, for example intangible assets such as customer relations, brands, patents and financial liabilities. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets. In acquisitions with non-controlling interests full or partial goodwill can be recognized. Final amounts are established within one year after the transaction date at the latest.

In case there is a put option for non-controlling interest in a subsidiary a corresponding financial liability is recognized.

Non-controlling interest

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate or financial asset. In addition, any amounts previously recognized in Other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in Other comprehensive income are reclassified to profit or loss.

At acquisition, there is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Joint ventures and associated companies

Joint ventures and associated companies are accounted for in accordance with the equity method. Under the equity method, the investment in joint venture or associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. If the Company’s interest in an associated company is nil, the Company shall not, as prescribed by IFRS recognize its part of any future losses. Provisions related to obligations for such an interest shall, however, be recognized in relation to such an interest.

Investments in associated companies, i.e., when the Company has significant influence and the power to participate in the financial and operating policy decisions of the associated company but is not in control or joint control over those policies. Normally, this is the case in voting stock interest, including effective potential voting rights, which stand at least at 20% but not more than 50%.

The Company’s share of income before taxes is reported in item “Share in earnings of joint ventures and associated companies,” included in Operating income. This reflects the fact that these interests are held for operating rather than investing or financial purposes. Ericsson’s share of income taxes related to associated companies is reported under the line item “Taxes,” in the income statement.

Unrealized gains on transactions between the Company and its joint ventures and associated companies are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Shares in earnings of joint ventures and associated companies included in consolidated equity which are undistributed are reported in Retained earnings in the balance sheet.

Impairment testing as well as recognition or reversal of impairment of investments in each joint venture and associated company is performed in the same manner as for intangible assets other than goodwill. The entire carrying value of each investment, including goodwill, is tested as a single asset. See also description under “Intangible assets other than goodwill” below.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in Other comprehensive income are reclassified to profit or loss where appropriate.

In note A2, “Critical Accounting Estimates and Judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

56	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note A1, cont’d.

Financial instruments and risk management

For further disclosure, see the notes under section F

Financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. Regular purchases and sales of financial assets are recognized on the settlement date. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Separate assets or liabilities are recognized if any rights and obligations are created or retained in the transfer.

The Company classifies its financial assets in the following categories: at amortized cost, at fair value through other comprehensive income (FVOCI), and at fair value through profit or loss (FVTPL). The classification depends on the characteristics of the asset and the business model in which it is held.

Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

The fair values of quoted financial investments and derivatives are based on quoted market prices or rates. If official rates or market prices are not available, fair values are calculated by discounting the expected future cash flows at prevailing interest rates. Valuations of foreign exchange options and Interest Rate Guarantees (IRG) are made by using the Black-Scholes formula. Inputs to the valuations are market prices for implied volatility, foreign exchange and interest rates.

Financial assets at amortized cost

Financial assets are classified as amortized cost if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is to hold financial assets in order to collect contractual cash flows. These assets are subsequently measured at amortized cost using the effective interest method, minus impairment allowances. Interest income and gains and losses from financial assets at amortized cost are recognized in financial income.

Financial assets at fair value through other comprehensive income (FVOCI)

Assets are classified as FVOCI if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. These assets are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (OCI), except for effective interest, impairment gains and losses and foreign exchange gains and losses which are recognized in the income statement. Upon derecognition, the cumulative gain or loss in OCI is reclassified to the income statement.

Financial assets at fair value through profit or loss (FVTPL)

All financial assets that are not classified as either amortized cost or FVOCI are classified as FVTPL. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the near term. Derivatives are classified as held for trading, unless they are designated as hedging instruments for the purpose of hedge accounting. Assets held for trading are classified as current assets. Debt instruments classified as FVTPL, but not held for trading, are classified on the balance sheet based on their maturity date (i.e., those with a maturity longer than one year are classified as non-current). Investments in shares and participations are classified as FVTPL and classified as non-current financial assets.

Gains or losses arising from changes in the fair values of the FVTPL category (excluding derivatives and customer financing) are presented in the income statement within financial income in the period in which they arise. Gains and losses on derivatives are presented in the income statement as follows. Gains and losses on derivatives that hedge operating assets or liabilities, financial assets and financial liabilities are presented as cost of sales, financial income and financial expense, respectively. Gains and losses on revaluation of customer financing are presented in the income statement as selling expenses.

Dividends on equity instruments are recognized in the income statement as part of financial income when the Company’s right to receive payments is established.

Impairment in relation to financial assets

At each balance sheet date, financial assets classified as either amortized cost or FVOCI and contract assets are assessed for impairment based on Expected Credit Losses (ECL). ECLs are the difference between all contractual cash flows that are due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate. Allowances for trade receivables and contract assets are always equal to lifetime ECL. The Company has established a provision matrix based on historical credit loss experience, which has been adjusted for current conditions and expectations of future economic conditions. The losses are recognized in the income statement. When there is no reasonable expectation of collection, the asset is written off.

Financial liabilities

Financial liabilities are recognized when the Company becomes bound to the contractual obligations of the instrument.

Financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expired.

Borrowings

Borrowings issued by the Parent Company are designated FVTPL because they are managed on a fair value basis. Changes in fair value are recognized in the income statement, except for changes in fair value due to changes in credit risk which are recognized in other comprehensive income.

Borrowings not issued by the Parent Company are initially recognized at fair value, net of transaction costs incurred. These borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e., usually the fee received). Subsequently, these contracts are measured at the higher of:

•	The expected credit losses.

•	The recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

Cash flow hedge accounting

The company has identified certain customer contracts where a fluctuation in the USD/SEK foreign exchange (FX) rate would significantly impact net sales and operating income recorded from the contracts. These contracts are multi-year contracts denominated in USD with highly probable payments at fixed points in time. From first quarter 2019, the Company has entered into FX forward contracts that match the terms of the foreign exchange exposure as closely as possible and designated these as hedging instruments.

At inception, the Company documents the economic relationship between the hedged item and hedging instrument. For FX hedges, the hedge ratio is usually 1:1. The Company will designate either changes in forward or spot rates as the hedged risk. When applying hedge accounting, the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to an ineffective portion is recognized immediately in Financial income and expenses, net. Upon recognition of the hedged net sales, the cumulative amount in cash flow hedge reserve is released in the OCI as a reclassification adjustment and recognized in net sales.

Accounting policies applied prior to 2018

Prior to 2018, IAS 39 was applied instead of IFRS 9. Under IAS 39 the Company classified its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The main differences in the effect on Income Statement under IAS 39 compared to IFRS 9 relate to the treatment of loans and receivables and available-for-sale assets.

In 2017, borrowings were classified as amortized costs, however, parent company borrowings were hedged on fair value basis. These fair value hedges were discontinued by the end of 2017.

57	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note A1, cont’d.

Loans and receivables

Receivables, including those that relate to customer financing, were subsequently measured at amortized cost using the effective interest rate method, less allowances for impairment charges.

Available-for-sale financial assets

Investments in liquid bonds with low credit risk which were not held for trading are classified as available-for-sale. Unrealized gains and losses were recognized in OCI. When these securities were derecognized, the accumulated fair value adjustments were included in financial income.

Dividends on available-for-sale equity instruments were recognized in the income statement as part of financial income when the Company’s right to receive payments was established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale were analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences on monetary securities were recognized in profit or loss; translation differences on non-monetary securities were recognized in OCI. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale were recognized in OCI. When securities classified as available-for-sale were sold or impaired, the accumulated fair value adjustments previously recognized in OCI were included in the income statement.

Impairment in relation to available-for-sale assets and loans and receivables

At each balance sheet date, the Company assessed whether there was objective evidence that a financial asset or a group of financial assets was impaired. If any such evidence existed for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – was removed from OCI and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments were not reversed through the income statement.

An assessment of impairment of receivables was performed when there was objective evidence that the Company would not be able to collect all amounts due according to the original terms of the receivable. The carrying amount of the asset was reduced through the use of an allowance account, and the amount of the loss was recognized in the income statement and presented as impairment losses on trade receivables within selling expenses.

Borrowings

Borrowings were initially recognized at fair value, net of transaction costs incurred. Borrowings were subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value was recognized in the income statement over the period of the borrowings using the effective interest method.

Fair value hedging and fair value hedge accounting

The Company only applied fair value hedge accounting for hedging fixed interest risk on parent company borrowings. The purpose of fair value hedges was to hedge the variability in the fair value of fixed-rate debt (issued bonds) from changes in the relevant benchmark yield curve for its entire term by converting fixed interest payments to a floating rate using interest rate swaps (IRS). The credit risk/ spread was not hedged. The fixed leg of the IRS was matched against the cash flows of the hedged bond. Hereby, the fixed-rate bond/debt was converted into a floating-rate debt in accordance with the policy.

Both gains and losses relating to the interest rate swaps hedging fixed rate borrowings and the changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk were recognized in the income statement within Financial expenses. If the hedge no longer met the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method was used was amortized to the income statement over the remaining period to maturity.

At the inception of the hedge, the Company documented the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions.

The Company also documented its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in fair values or cash flows of the hedged items.

Employee related

For further disclosure, see the notes under section G

Post-employment benefits

Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount to a separate entity (a pension trust fund) with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditures for defined contribution plans are recognized as expenses during the period when the employee provides service.

Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to current and former employees. The related actuarial and investment risks fall on the Company.

The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds are used. The calculations are based upon actuarial assumptions, assessed on a quarterly basis, and are as a minimum prepared annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual results will differ from the estimated results or that the actuarial assumptions will change from one period to another. These differences are reported as actuarial gains and losses. They are, for example, caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes, remeasurement of plan assets and changes in the discount rate. Actuarial gains and losses are recognized in OCI in the period in which they occur. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a net benefit to the Company, the recognized asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan.

Interest cost on the defined benefit obligation and interest income on plan assets is calculated as a net interest amount by applying the discount rate to the net defined benefit liability. All past service costs are recognized immediately. Swedish special payroll tax is accounted for as a part of the pension cost and the pension liability respectively.

Payroll taxes related to actuarial gains and losses are included in determining actuarial gains and losses, reported under OCI.

In note A2, “Critical accounting estimates and judgments” further disclosure is presented in relation to key sources of estimation uncertainty.

Share-based compensation to employees and the Board of Directors

Share-based compensation is related to remuneration to employees, including key management personnel and the Board of Directors and could be settled either in shares or cash.

Under IFRS, a company shall recognize compensation costs for share-based compensation programs based on a measure of the value to the company of services received under the plans. The conditions under a program shall be considered as prescribed in IFRS 2, “Share-based payment.”

As from 2017 the newly granted share-based programs are cash-settled, except for programs for the Executive team. Those programs are share-settled.

Share-settled plans

Compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the grant date, as well as considering performance – and market conditions. Examples of performance conditions could be revenue and profit targets while market conditions relate to the development of the Parent Company’s share price.

The amount charged to the income statement for these plans is reversed in equity each time of the income statement charge. The reason for this IFRS accounting principle is that compensation cost for a share-settled program is a cost with no direct cash flow impact. All plans have service conditions and some of them have performance or market conditions.

For further detailed information, see note G3, “Share-based compensation.”

58	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note A1, cont’d.

Cash settled plans

The total compensation expense for a cash-settled plan is equal to the payments made to the employees at the date of end of the service period. The fair value of the synthetic shares, being the cash equivalents of shares, is therefore reassessed and amended during the service period. Otherwise the accounting is similar to a share-settled plan.

For further detailed information, see note G3, “Share-based compensation.”

Compensation to the Board of Directors

During 2008, the Parent Company introduced a share-based compensation program as a part of the remuneration to the Board of Directors (a synthetic share program). The program gives non-employee Directors elected by the General Meeting of shareholders a right to receive part of their remuneration as a future payment of an amount which corresponds to the market value of a share of class B in the Parent Company at the time of payment, as further disclosed in note G3, “Share-based compensation.” The cost for cash-settlements is measured and recognized based on the estimated costs for the program on a pro rata basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.

Other

For further disclosure, see the notes under section H

Income taxes

Income taxes in the consolidated financial statements include both current and deferred taxes. Income taxes are reported in the income statement unless the underlying item is reported directly in equity or OCI. For those items, the related income tax is also reported directly in equity or OCI. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year or prior years.

Deferred tax is recognized for temporary differences between the book values of assets and liabilities and their tax values and for tax loss carry-forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry-forwards can be utilized. In the recognition of income taxes, the Company offsets current tax receivables against current tax liabilities and deferred tax assets against deferred tax liabilities in the balance sheet, when the Company has a legal right to offset these items and the intention to do so. Deferred tax is not recognized for the following temporary differences: goodwill not deductible for tax purposes, for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and for differences related to investments in subsidiaries when it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement, unless it relates to a temporary difference earlier recognized directly in equity or OCI, in which case the adjustment is also recognized in equity or OCI. As prescribed in IFRIC 23, uncertainty over income tax treatment is considered if and when recognizing and measuring income tax items in the financial statements.

As a result of applying IFRS 16 “Leases,” the Company will not report deferred tax on initial recognition. The exemption in IAS 12 is applied i.e. no deferred tax is reported for the initial recognition of a right-of-use asset and a lease liability. Subsequently, analysis will be made of temporary differences to determine if changes are related to initial recognition or if new temporary differences have arisen and if deferred tax should be reported.

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to annual review of probable utilization.

In note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Earnings per share

Basic earnings per share are calculated by dividing net income attributable to owners of the Parent Company by the weighted average number of shares outstanding (total number of shares less treasury stock) during the year.

Diluted earnings per share are calculated by dividing net income attributable to owners of the Parent Company, when appropriately adjusted by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share.

Rights to matching shares are considered dilutive when the actual fulfillment of any performance conditions as of the reporting date would give a right to ordinary shares.

Statement of cash flows

The statement of cash flows is prepared in accordance with the indirect method. Cash flows in foreign subsidiaries are translated at the average exchange rate during the period. Payments for subsidiaries acquired or divested are reported as cash flow from investing activities, net of cash and cash equivalents acquired or disposed of respectively.

Cash and cash equivalents consist of cash, bank, and interest-bearing securities that are highly liquid monetary financial instruments with a remaining maturity of three months or less at the date of acquisition.

New accounting standards and interpretations

A number of issued new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2019 and have not been applied in preparing these consolidated financial statements.

A2 Critical accounting estimates and judgments

The preparation of financial statements and application of accounting standards often involve management’s judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. However, other results may be derived with different judgments or using different assumptions or estimates, and events may occur that could require a material adjustment to the carrying amount of the asset or liability affected. Examples of this could occur at change of strategy or restructuring. Judgments for accounting policies to be applied as well as estimates may also be impacted due to this. Following are the most important accounting policies subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.

The information in this note is grouped as per:

•	Key sources of estimation uncertainty

•	Judgments management has made in the process of applying the Company’s accounting policies.

Revenue recognition

Key sources of estimation uncertainty

The Company uses estimates and judgments in determining the amount and timing of revenue under IFRS 15, “Revenue from Contracts with Customers,” particularly when determining the transaction price and its allocation to performance obligations identified under the contract.

Transaction price may consist of variable elements such as discounts, performance related price and contract penalties. Transaction price, including variable considerations, is estimated at the commencement of the contract (and periodically thereafter). Judgment is used in the estimation process based on historical experience with the type of business and customer.

IFRS 15 also requires revenue to be allocated to each performance obligations by reference to their standalone selling prices. The Company considers that an adjusted market assessment approach should be used to estimate stand-alone selling prices for its products and services for the purposes of allocating transaction price. These estimates are comprised of prices set for similar customer and circumstances, adjusted to reflect appropriate profit margins for the market. Estimates are used to determine discounts that relate specifically to each performance obligations, thus impacting their stand-alone selling prices.

59	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note A2, cont’d.

Judgments made in relation to accounting policies applied

Management applies judgment when assessing the customer’s ability and intention to pay in a contract. The assessment is based on the latest customer credit standing and the customer’s past payment history. This assessment may change during the contract execution, and if there is evidence of deterioration in the customer’s ability or intention to pay, then under IFRS 15 no further revenue shall be recognized until the collectability criteria is met. Conversely, this assessment may also change favorably over time, upon which revenue shall now be recognized on a contract that did not initially meet the collectability criteria.

Revenue for standard products shall be recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. Judgment may be applied in determining whether risk and rewards have been transferred to the customer and whether the customer has accepted the products. In a sale of software license, judgment may also be applied to determine when the software is made available to the customer by considering when they can direct the use of, and obtain substantially all the benefits of, the license. Often all indicators of transfer of control are assessed together and an overall judgment formed as to when transfer of control has occurred in a customer contract.

Revenue for customized solutions shall be recognized over time if progress of completion can be reliably measured and enforceable right to payment exists over the duration of the contract. The progress of completion is estimated by reference to the output delivered such as achievement of contract milestones and customer acceptance. Judgment are applied when determining the appropriate revenue milestones that best reflect the progress of completion and are aligned with key acceptance stages within the contract.

Customer contract related balances

Key sources of estimation uncertainty

The Company monitors the financial stability of its customers, the environments in which they operate and historical credit losses. This is combined with expectations of future economic conditions to calculate expected credit losses (ECLs). ECLs on trade receivables and contract assets are assessed using a provision matrix based on days past due for groupings of customers that have historically had similar loss patterns. The amount of ECLs is sensitive to changes in the circumstances of our customers and the environments in which they operate as well as management’s expectations of future economic conditions. Actual credit losses may be higher or lower than expected. Total allowances for expected credit losses as of December 31, 2019 were SEK 3.0 (4.1) billion or 5% (6%) of gross trade receivables and contract assets. For further detailed information see note F1, “Financial risk management”.

Customer financing assets are valued at fair value on an individual basis. When market pricing is not available, an internal valuation model is applied considering external credit rating, political and commercial risks and bank pricing. Regular monitoring of customer behavior is also a part of the internal assessment.

In 2017, as part of the impairment assessment on receivables, the Company also monitored the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual receivables will be paid. Allowances are recorded for estimated losses on each individual receivable

Inventory valuation

Key sources of estimation uncertainty

Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2019, amounted to SEK 3.4 (2.6) billion or 10% (8%) of gross inventory. For further detailed information, see note B5, “Inventories.”

Acquired intellectual property rights and other intangible assets, including goodwill

Key sources of estimation uncertainty

At initial recognition, future cash flows are estimated, to ensure that the initial carrying values do not exceed the expected discounted cash flows for the items of this type of assets. After initial recognition, impairment testing is performed whenever there is an indication of impairment, in addition goodwill impairment testing is performed once per year. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Write-downs for intangible assets and goodwill amounted to SEK 0.0 (0.5) billion for 2019. For 2017 impairment charges of SEK 17.2 billion were recognized.

At December 31, 2019, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 33.7 (33.5) billion, including goodwill of SEK 31.2 (30.0) billion.

For further discussion on goodwill, see note A1, “Significant accounting policies”. Estimates related to acquired intangible assets are based on similar assumptions and risks as for goodwill. For more information, see note C1, “Intangible assets.”

Judgments made in relation to accounting policies applied

At initial recognition and subsequent remeasurement, management judgments are made, both for key assumptions and regarding impairment indicators. In the purchase price allocation made for each acquisition, the purchase price is assigned to the identifiable assets, liabilities and contingent liabilities based on fair values for these assets. Any remaining excess value is reported as goodwill.

This allocation requires management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and financial position in the future.

Leases

Key sources of estimation uncertainty

At initial recognition and subsequent remeasurement, management estimates are made for the term applied in a lease contract. The outcome of these estimates may turn out not to match the actual outcome of the lease and may have an adverse effect on the right-of-use assets. For more information, see note C3, “Leases.”

Judgments made in relation to accounting policies applied

Lease contracts may give the lessee the right to shorten or prolong a contract. Under such contracts management judgement of the lease term is required

Provisions

Key sources of estimation uncertainty

Provisions are mainly related to estimates for onerous contracts with customers and suppliers. Onerous customer contract provision includes estimate of costs to be incurred based on the latest conditions and progress on the contract. Assumptions on the probable outcomes of revenue and costs, which may include costs of potential compensation or penalties on exit, are revised regularly based on latest available information and the provision remeasured accordingly. Other sources for estimation uncertainty are restructuring program execution, patent and other litigations. As commented above in the initial part of this note the amounts may come to differ due to future reassessments and outcomes. As disclosed in note D1, “Provisions” provisions have been recognized due to significant changes during 2018 and 2017 in the accounting estimates for customer contracts resulting from identification of onerous contracts.

At December 31, 2019, provisions amounted to SEK 10.9 (16.0) billion. For further detailed information, see note D1, “Provisions.”

Judgments made in relation to accounting policies applied

Whether a present obligation is probable or not requires judgment. The nature and type of risks for these provisions differ and management’s judgment is applied regarding the nature and extent of obligations in deciding if an outflow of resources is probable or not.

Contingent liabilities

Key sources of estimation uncertainty

As disclosed under ‘Provisions’ there are uncertainties in the estimated amounts. The same type of uncertainty exists for contingent liabilities.

Judgments made in relation to accounting policies applied

As disclosed under note A1, “Significant accounting policies” a potential obligation that is not likely to result in an economic outflow is classified as a contingent liability, with no impact on the Company’s financial statements. However, should an obligation in a later period be deemed to be probable, then a provision shall be recognized, impacting the financial statements.

Foreign exchange risks

Key sources of estimation uncertainty

Foreign exchange risk impacts the financial results of the Company, see further disclosure in note F1, “Financial risk management,” under Foreign exchange risk.

60	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note A2, cont’d.

Pensions and other post-employment benefits

Key sources of estimation uncertainty

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. In countries where there is not a deep market in high-quality corporate bonds, the market yields on government bonds shall be applied. Judgment is applied in determining the deepness of the high-quality corporate bond market in each country. The impact of applying an alternative discount rate based on Swedish covered bonds is disclosed in note G1, “Post-employment benefits.” At December 31, 2019, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 102.4 (90.3) billion and fair value of plan assets to SEK 69.7 (64.3) billion. For more information on estimates and assumptions, see note G1, “Post-employment benefits.”

Deferred taxes

Key sources of estimation uncertainty

Deferred tax assets and liabilities are recognized for temporary differences and for tax loss carry-forwards. Deferred tax is recognized net of valuation allowances. The valuation of temporary differences and tax loss carry-forwards is based on management’s estimates of future taxable profits in different tax jurisdictions against which the temporary differences and loss carry-forwards may be utilized. These estimates are primarily based on business plans for the Company´s estimated outcome of deductibility in relation to larger provisions. As prescribed in IFRIC 23 estimates are made in relation to uncertain tax positions in a limited number of countries. Estimates are made for any expected changes in tax legislation with a potential material impact.

The largest amounts of tax loss carry-forwards are reported in Sweden, with an indefinite period of utilization (i.e. with no expiry date), except for withholding taxes that expire after five years. For further information, see note H1, “Taxes.”

At December 31, 2019, the value of deferred tax assets amounted to SEK 31.2 (23.2) billion. The deferred tax assets related to loss carry-forwards are reported as non-current assets.

Accounting for income tax, value added tax, and other taxes

Key sources of estimation uncertainty

Accounting for these items is based upon evaluation of income, value added and other tax rules in all jurisdictions where the Company performs activities. The total complexity of rules related to taxes and the accounting for these require management’s involvement in judgments regarding classification of transactions and in estimates of probable outcomes of claimed deductions and/or disputes.

A3 Changes in accounting policies

One new IFRS standard is effective as from January 1, 2019, IFRS 16 “Leases” and one new interpretation IFRIC 23 “Uncertainty over income tax treatments” are effective as from January 1, 2019. IFRIC 23, has not had a material impact on the Company’s financial statements.

IFRS 16 – Leases

Presentation in the financial statements

The Company has implemented this standard using the cumulative catch-up method, which means that the prior periods financial statements and key ratios presented in this annual report have not been restated to reflect adoption of this new standard.

Based on the new requirements under IFRS 16, right-of-use assets and lease liabilities have been added as new lines in the consolidated balance sheet and repayment of lease liabilities as a new line in the statement of cash flows. The right-of-use assets and liabilities were prior to 2019 reported as off-balance and repayment to lessors was reported as a part of cash flow from operating activities. Now the amortization of lease liabilities is reported as cash flow from financing activities. Interest expense on the lease liability is reported separately from the depreciation charge for the right-of-use assets. Interest expense on the lease liability is reported as component of finance costs.

Transition

The standard is effective for annual periods beginning on or after January 1, 2019. The Company has applied the new standard as from January 1, 2019. At transition, the Company has applied the practical expedient under IFRS 16 to not reassess whether a contract is, or contains, a lease. Therefore, the Company has applied the standard to contracts previously identified as leases, or as containing a lease under IAS 17 and IFRIC 4. The Company has also applied the following practical expedients when applying IFRS 16 at transition date:

•	The IAS 37 onerous lease contract measurement for the operating leases existing as per the transition date. This expedient has been applied as a substitute for the measurement of impairment for the related right-of-use assets. Impairment testing will be applied going-forward.

•	Exclusion of initial direct costs from the measurement of the right-to-use asset at the date of initial recognition.

The Company has implemented the standard using the cumulative catch-up method, with the cumulative effect being adjusted to the opening retained earnings balance in equity at transition date. No restated information has been presented for previous years.

The Company has, as a lessee, recognized lease liabilities for leases previously classified as operating leases. The weighted average incremental borrowing rate applied to lease liabilities recognized in the balance sheet at the transition date was 5.4%. Right-of-use assets have for most contracts been recognized based on the amount equal to the related lease liability. For some larger real estate contracts right-of-use assets have been recognized as if IFRS 16 had been applied since the commencement date, however, using the incremental borrowing rate as per the effective date. The asset value for these contracts is SEK 0.2 billion lower than the related liabilities. This difference caused a reduction of equity as per transition date.

Under IAS 17 operating leases were not recognized in the balance sheet of a lessee. Future undiscounted minimum lease payments obligations were however disclosed in a note, see note C3 “Leases” in the annual report of 2018, amounting to SEK 13.4 billion. To arrive at the opening discounted lease liability of SEK 10.4 billion the following adjustments were made:

•	Discounting effect of the lease liability recognized in the statement of financial position at the date of initial application using the weighted average incremental borrowing rate of 5.4% minus SEK 2.1 billion.

•	Low-value lease agreements which are expensed straight-line minus SEK 0.9 billion

•	Other adjustments mainly consisting of advance payments, lease term extensions and lease payments corrections. The net impact is zero.

Opening balance sheet impact of IFRS 16

IFRS 16 adjustments
Right-of-use assets	8,651
Lease liabilities, current	2,195
Lease liabilities, non-current	8,203
Equity	249

In the transition the following items have been considered reducing the value of the lease liabilities:

•	Advance payments with SEK 0.3 billion

In the transition the following items have been considered reducing the value of the right-of-use assets:

•	Impairment of right-of-use assets with SEK 0.8 billion

•	Straight-lining, periodization of lease costs, with SEK 0.7 billion

•	Financial sublease with SEK 0.3 billion.

The tax effect on the equity posting is deemed to be immaterial. There is no impact on the income statement. The impact of right-of-use assets increased the total asset value by approximately 3%.

61	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note A3, cont’d.

IFRIC 23 – Uncertainty over income tax treatment

IFRIC 23 prescribes how an entity shall consider how it prepares its income tax filings and supports tax treatments or how the entity expects the taxation authority to make its examination and resolve issues. In summary, this interpretation clarifies how key parameters under IAS 12 “Income taxes,” as for example taxable profit and unused tax losses, shall be recognized and measured.

Restatement – changes to the presentation of financial income and expenses

Due to the significant variations in SEK exchange rates during the year, the Company has considered the change in reporting of foreign exchange effect to reflect how foreign exchange transaction risk is managed on a net basis in the Company. Previously foreign exchange effects were reported within both financial income and financial expenses depending on whether they relate to assets or liabilities.

In note F2, “Financial income and expenses,” the foreign exchange effect is now presented as a net amount, reported separately from other financial income and expenses items. The comparative years 2018 and 2017 have been restated to reflect the new presentation of Financial income and expenses, net. The restatement does not impact the total net financial income and expenses reported in prior years.

The following table shows the impact of the restatement:

Financial income and expenses

SEK million	2018	2017
Reported in prior years
Financial income	(316)	(372)
Financial expenses	(2,389)	(843)

Total	(2,705)	(1,215)

SEK million	2018	2017
Restated
Financial income	151	(50)
Financial expenses	(2,032)	(1,570)
Net foreign exchange gains and losses	(824)	405

Total	(2,705)	(1,215)

In line with this change the Company also elected to present all financial income and expenses, including the foreign exchange effect, on the income statement as a single line item Financial income and expenses, net. Previously, financial income and financial expenses were presented as separate line items on the income statement. The income statement for all comparative years 2018 and 2017 have been restated to reflect the new presentation of Financial income and expenses, net.

62	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Section B – Business and operations

B1 Segment information

Operating segments

When determining Ericsson’s operating segments, consideration has been given to the financial reporting reviewed by the Chief Operating Decision Maker (CODM). Markets and what type of customers the products and services aim to attract has been considered, as well as the distribution channels they are sold through. Commonality regarding technology, research and development has also been taken into account. To best reflect the business focus and to facilitate comparability with peers, four operating segments are reported;

•	Networks

•	Digital Services

•	Managed Services

•	Emerging Business and Other.

Segment Networks support all radio-access technologies and offer hardware, software and related services for both radio access and transport. The product-related services comprise design, tuning, network rollout and customer support. 82% (82%) of the IPR licensing revenues are reported as part of segment Networks.

Segment Digital Services includes products and services for operators in the areas of BSS, OSS, Cloud Core, Cloud Communication and Cloud infrastructure. It also includes consulting, learning and testing services. 18% (18%) of the IPR licensing revenues are reported as part of segment Digital Services.

Segment Managed Services provides Networks and IT Managed Services, Network design and Optimization, and Application Development and Maintenance to operators.

Segment Emerging Business and Other includes:

•	Emerging Business, including IoT, iconectiv and New businesses
•	Media businesses, including Red Bee Media and a 49% ownership of MediaKind.

Market areas

The market areas are the Company’s primary sales channel with the responsibility to sell and deliver customer solutions.

The Company operates worldwide and reports its operations divided into five geographical market areas:

•	Europe and Latin America

•	Middle East and Africa

•	North America

•	North East Asia

•	South East Asia, Oceania and India.

In addition, IPR licensing revenues and the majority of segment Emerging Business and Other are externally reported as market area Other.

Major customers

The Company derives most of its sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of more than 500 customers, mainly consisting of network operators, the ten largest customers accounted for 49% (48%) of net sales. The largest customer accounted for approximately 10% (9%) of net sales in 2019. The customer was reported under segment Networks and Digital Services.

For more information, see Risk factors, “Market, Technology and Business Risks.’’

Operating segments 2019

	Networks	Digital Services	Managed Services	Emerging Business and Other		Total Segments	Group
Segment sales	155,009	39,857	25,565	6,785		227,216	227,216
Net sales	155,009	39,857	25,565	6,785		227,216	227,216
Gross income	64,717	14,836	3,990	1,281		84,824	84,824
Gross margin (%)	41.8%	37.2%	15.6%	18.9%		37.3%	37.3%
Operating income (loss)	24,767	(4,027)	2,309	(12,485	)1)	10,564	10,564
Operating margin (%)	16.0%	(10.1)%	9.0%	(184.0)%		4.6%	4.6%
Financial income and expenses, net							(1,802)

Income after financial items							8,762
Taxes							(6,922)

Net income (loss)							1,840

Other segment items
Share in earnings of JV and associated companies	26	41	3	(405)		(335)	(335)
Amortizations	(517)	(1,413)	(5)	(603)		(2,538)	(2,538)
Depreciations	(3,604)	(1,478)	(413)	(566)		(6,061)	(6,061)
Impairment losses	(295)	(128)	(24)	(43)		(490)	(490)
Restructuring expenses	(68)	(614)	(45)	(71)		(798)	(798)
Gains/losses on sale of investments and operations	(225)	(2)	(12)	936		697	697

1)	Includes costs of SEK -10.7 billion in 2019 related to the resolution of the US SEC and DOJ investigations.

63	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note B1, cont’d.

Operating segments 2018

	Networks	Digital Services	Managed Services	Emerging Business and Other	Total Segments	Group
Segment sales	138,570	38,089	25,770	8,409	210,838	210,838
Net sales	138,570	38,089	25,770	8,409	210,838	210,838
Gross income	55,153	8,318	2,886	1,843	68,200	68,200
Gross margin (%)	39.8%	21.8%	11.2%	21.9%	32.3%	32.3%
Operating income (loss)	19,421	(13,852)	1,093	(5,420)	1,242	1,242
Operating margin (%)	14.0%	(36.4%)	4.2%	(64.5%)	0.6%	0.6%
Financial income and expenses, net						(2,705)

Income after financial items						(1,463)
Taxes						(4,813)

Net income (loss)						(6,276)

Other segment items
Share in earnings of JV and associated companies	28	27	3	—	58	58
Amortizations	(830)	(2,295)	(14)	(807)	(3,946)	(3,946)
Depreciations	(1,717)	(933)	(169)	(456)	(3,275)	(3,275)
Impairment losses	(308)	(406)	(29)	(354)	(1,097)	(1,097)
Restructuring expenses	(1,781)	(5,366)	(276)	(592)	(8,015)	(8,015)
Gains/losses on sale of investments and operations	(132)	(36)	(57)	—	(225)	(225)

Operating segments 2017
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total Segments	Group
Segment sales	132,285	38,752	26,472	7,869	205,378	205,378
Net sales	132,285	38,752	26,472	7,869	205,378	205,378
Gross income	43,428	4,698	(1,574)	1,375	47,927	47,927
Gross margin (%)	32.8%	12.1%	(5.9%)	17.5%	23.3%	23.3%
Operating income (loss)	10,455	(27,282)	(4,089)	(13,827)	(34,743)	(34,743)
Operating margin (%)	7.9%	(70.4%)	(15.4%)	(175.7%)	(16.9%)	(16.9%)
Financial income and expenses, net						(1,215)

Income after financial items						(35,958)
Taxes						3,525

Net income (loss)						(32,433)

Other segment items
Share in earnings of JV and associated companies	22	8	(6)	—	24	24
Amortizations	(1,104)	(2,465)	(14)	(765)	(4,348)	(4,348)
Depreciations	(1,883)	(1,268)	(193)	(759)	(4,103)	(4,103)
Impairment losses	(1,413)	(9,349)	(108)	(8,571)	(19,441)	(19,441)
Restructuring expenses	(4,828)	(2,513)	(675)	(485)	(8,501)	(8,501)
Gains/losses on sale of investments and operations	316	(56)	1	(67)	194	194

64	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note B1, cont’d.

Market area 2019

	Net sales					Non-current assets 5)
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Total
South East Asia, Oceania and India	21,850	4,033	3,836	57	29,776	1,199
North East Asia 4)	20,339	4,857	1,026	178	26,400	2,881
North America 3)	55,808	9,646	4,673	96	70,223	11,570
Europe and Latin America 1) 2)	33,884	12,571	12,149	402	59,006	45,832
Middle East and Africa	14,604	7,015	3,881	25	25,525	151
Other 1) 2) 3) 4) 6)	8,524	1,735	—	6,027	16,286	—

Total	155,009	39,857	25,565	6,785	227,216	61,633
1) Of which in Sweden 6)					589	38,313
2) Of which in EU 6)					35,729	44,306
3) Of which in the United States 6)					73,279	10,176
4) Of which in China 6)					15,860	2,402

5)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.
6)	Including IPR licensing revenue reported under Other above.

Market area 2018

	Net sales					Non-current assets 5)
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Total
South East Asia, Oceania and India	21,337	4,824	3,388	40	29,589	445
North East Asia 4)	15,915	4,849	1,465	80	22,309	1,833
North America 3)	46,452	8,358	3,680	96	58,586	9,397
Europe and Latin America 1) 2) 7)	33,887	12,172	13,191	313	59,563	39,481
Middle East and Africa 7)	13,826	6,451	4,046	15	24,338	50
Other 1) 2) 3) 4) 6)	7,153	1,435	—	7,865	16,453	—

Total	138,570	38,089	25,770	8,409	210,838	51,206
1) Of which in Sweden 6)					2,315	34,434
2) Of which in EU 6)					35,941	38,423
3) Of which in the United States 6)					61,446	8,349
4) Of which in China 6)					14,601	1,525

5)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.
6)	Including IPR licensing revenue reported under Other above.
7)	2018 is restated due to a change in 2019 where sales reported on Morocco is reported on market area Middle East and Africa (earlier Europe and Latin America).

Market area 2017

	Net sales					Non-current assets 5)
	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Total
South East Asia, Oceania and India	23,367	4,755	3,216	8	31,346	512
North East Asia 4)	16,239	5,463	1,867	14	23,583	1,516
North America 3)	40,645	8,035	3,207	114	52,001	8,387
Europe and Latin America 1) 2) 7)	29,472	12,015	14,108	280	55,875	39,559
Middle East and Africa 7)	14,839	6,932	4,074	46	25,891	63
Other 1) 2) 3) 4) 6)	7,723	1,552	—	7,407	16,682	—

Total	132,285	38,752	26,472	7,869	205,378	50,037
1) Of which in Sweden 6)					3,334	34,381
2) Of which in EU 6)					36,472	37,895
3) Of which in the United States 6)					54,694	7,092
4) Of which in China 6)					14,983	1,123

5)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.
6)	Including IPR licensing revenue reported under Other above
7)	2017 is restated due to a change in 2019 where sales reported on Morocco is reported on market area Middle East and Africa (earlier Europe and Latin America).

65	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

B2 Net sales

Net sales

	2019	2018	2017
Hardware	86,130	76,792	70,862
Software	48,036	44,633	43,896
Services	93,050	89,413	90,620

Net sales	227,216	210,838	205,378
Of which IPR licensing revenues	9,631	7,954	8,250
Export sales from Sweden	120,822	109,969	87,463

B3 Expenses by nature

Expenses by nature

	2019	2018	2017
Goods and services	123,488	135,554	128,180
Employee remuneration	72,663	67,161	76,502
Amortizations and depreciations	8,599	7,221	8,451
Impairments, obsolescence allowances and revaluation	4,106	3,470	11,531
Inventory increase/decrease (–/+), net	(704)	(2,995)	4,794
Additions to capitalized development	(1,545)	(925)	(1,444)

Expenses charged to cost of sales and operating expenses	206,607	209,486	228,014

Total restructuring charges in 2019 were SEK 0.8 (8.0) billion. Restructuring charges in 2018 included mainly severance cost of SEK –3.1 billion related to revised BSS strategy. Restructuring charges are included in the expenses presented above.

Restructuring charges by function

	2019	2018	2017
Cost of sales	337	5,938	5,242
R&D expenses	344	1,293	2,307
Selling and administrative expenses	117	784	952

Total restructuring charges	798	8,015	8,501

B4 Other operating income and expenses

Other operating income and expenses

	2019	2018	2017
Other operating income
Gains on sales of intangible assets and PP&E	115	30	47
Gains on sales of investments and operations 1)	1,119	105	324
Other operating income	1,116	362	783

Total other operating income	2,350	497	1,154
Other operating expenses
Losses on sales of intangible assets and PP&E	—	(17)	(74)
Losses on sales of investments and operations 1)	(422)	(330)	(130)
Write-down of goodwill 2)	—	(275)	(12,966)
Other operating expenses 3)	(11,638)	(43)	(115)

Total other operating expenses	(12,060)	(665)	(13,285)

1)	Includes divestments presented in note E2, “Business combinations.”
2)	For more information about the write-down of goodwill, see note C1, “Intangible assets.”
3)	Includes cost of SEK -10.7 billion in 2019 related to the resolution of the US SEC and DOJ investigations.

B5 Inventories

Inventories

	2019	2018
Raw materials, components, consumables and manufacturing work in progress	8,209	7,484
Finished products and goods for resale	8,742	9,667
Contract work in progress	13,912	12,104

Inventories, net	30,863	29,255

The amount of inventories, excluding contract work in progress, recognized as expense and included in Cost of sales was SEK 58,249 (55,632) million.

Contract work in progress consists of costs incurred to date on standard and customised solutions where the performance obligations are yet to be fully delivered. These costs will be recognized as cost of sales when the related revenue is recognized in the income statement.

Reported amounts are net of obsolescence allowances of SEK 3,386 (2,611) million.

Movements in obsolescence allowances

	2019	2018	2017
Opening balance	2,611	2,425	2,412
Additions, net	2,228	1,079	1,319
Utilization	(1,459)	(987)	(1,210)
Translation differences	22	94	(91)
Balances regarding acquired/divested businesses	(16)	—	(5)

Closing balance	3,386	2,611	2,425

B6 Customer contract related balances

Trade receivables, customer finance, contract assets and contract liabilities

	2019	2018
Customer finance credits	3,756	2,884
Trade receivables	43,069	51,172
Contract assets	12,171	13,178
Contract liabilities	29,041	29,348

Total trade receivables include SEK 127 (140) million balance relating to associated companies and joint ventures.

Of the total Customer finance credits balance, SEK 1,494 (1,704) million is current.

Revenue recognized in the period

	2019	2018
Revenue recognized in the year relating to the opening contract liability balance	23,461	22,447
Revenue recognized relating to performance obligations satisfied in prior reporting periods	31	(1,148)

Revenue recognized in 2019 and 2018 relating to performance obligations satisfied or partially satisfied in prior reporting periods is a net adjustment that relates to contract modifications, retrospective price adjustments, settlement and adjustments to variable consideration based on actual measurements concluded in the year.

66	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note B6, cont’d.

Transaction price allocated to the remaining performance obligations

	2019	2018
Aggregate amount of transaction price allocated to unsatisfied or partially unsatisfied performance obligations	101,474	104,519

The company expects to recognize approximately 80% of the transaction price allocated to the remaining performance obligations as revenue in 2020 and the remaining 20% as revenue in 2021. This is the same estimated percentage distribution as in prior reporting period.

For information about credit risk and impairment of customer contract related balances, see note F1, “Financial risk management.”

B7 Other current receivables

Other current receivables

	2019		2018
Prepaid expenses	1,418		2,101
Advance payments to suppliers	412		269
Derivative assets 1)	142		403
Taxes	9,778	2)	16,862
Other	2,729		1,209

Total	14,479		20,844

1)	See also note F1, “Financial risk management.”
2)	Reclassification of withholding tax of SEK 7.8 billion to deferred tax asset, see note H1, “Taxes..”

B8 Trade payables

Trade payables

	2019	2018
Trade payables to associated companies and joint ventures	102	293
Trade payables, excluding associated companies and joint ventures	30,301	29,590

Total	30,403	29,883

B9 Other current liabilities

Other current liabilities

	2019	2018
Accrued interest	238	656
Accrued expenses	31,159	32,258
Of which employee-related	13,303	12,774
Of which supplier-related	10,084	10,920
Of which other 1)	7,772	8,564
Derivative liabilities 2)	996	887
Other 3)	5,012	5,090

Total	37,405	38,891

1)	Major balance relates to accrued expenses for customer projects.
2)	See also note F1, “Financial risk management.”
3)	Includes items such as VAT and withholding tax payables and other payroll deductions, and liabilities for goods received where the related invoice has not yet been received.

Section C – Long-term assets

C1 Intangible assets

Intangible assets

	2019			2018
	Capitalized development expenses	Goodwill	IPR1), brands and other intangible assets	Capitalized development expenses	Goodwill	IPR1), brands and other intangible assets
Cost
Opening balance	23,719	43,294	58,101	22,731	40,799	55,932
Acquisitions/capitalization	1,545	—	4	925	—	28
Balances regarding acquired/divested business 2)	(2,099)	(7,093)	(6,049)	—	911	451
Sales/disposals	(4,551)	—	(112)	(1,468)	—	(41)
Reclassification 3)	—	—	—	1,505	—	—
Translation differences	67	1,646	968	26	1,584	1,731

Closing balance	18,681	37,847	52,912	23,719	43,294	58,101
Accumulated amortizations
Opening balance	(14,768)	—	(47,277)	(13,677)	—	(44,434)
Amortizations	(1,519)	—	(1,019)	(2,559)	—	(1,387)
Balances regarding divested business 2)	843	—	5,922	—	—	—
Sales/disposals	4,551	—	112	1,468	—	41
Translation differences	(3)	—	(756)	—	—	(1,497)

Closing balance	(10,896)	—	(43,018)	(14,768)	—	(47,277)
Accumulated impairment losses
Opening balance	(4,714)	(13,259)	(7,350)	(4,460)	(12,984)	(7,350)
Balances regarding divested business 2)	1,005	7,292	55	—	—	—
Impairment losses	(36)	—	(19)	(254)	(275)	—
Translation differences	—	(680)	(89)	—	—	—

Closing balance	(3,745)	(6,647)	(7,403)	(4,714)	(13,259)	(7,350)

Net carrying value	4,040	31,200	2,491	4,237	30,035	3,474

1)	Intellectual property rights.
2)	For more information on acquired/divested businesses, see Note E2, “Business combinations.”
3)	Reclassification from inventory.

67	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note C1, cont’d.

The total goodwill for the Company is SEK 31.2 (30.0) billion and is allocated to the operating segments Networks, with SEK 26.5 (25.7) billion, Digital Services, with SEK 3.3 (3.1) billion and segment Emerging Business and Other, with SEK 1.4 (1.2) billion. Segment Managed Services does not carry goodwill.

Write-down during 2019

In Digital Services and Networks there was an impairment write-down of SEK 0.04 billion related to capitalized development expenses triggered by a change in the GIC program, which is reported on line item Research and development expenses. In segment Emerging Business and Other there was a write-down of SEK 0.02 billion triggered by a change in business strategy, which is reported on line item Selling and administrative expenses.

Write-down during 2018 and 2017

In 2018 in Digital Services there was an impairment write-down of SEK 0.3 billion related to capitalized development expenses triggered by a change in the Business Support System (BSS) strategy, which is reported on line item Research and development expenses. In segment Emerging Business and Other for the Cash Generating Unit, CGU, Edge Gravity there was a goodwill impairment write-down of SEK 0.3 billion triggered by a change in business strategy, which is reported on line item Other operating expenses. There is no remaining goodwill for this CGU.

In 2017 the following write-downs of goodwill was made: segment Digital Services of SEK 6.9 billion and segment Emerging Business and Other SEK 6.1 billion (of which SEK 6.0 billion related to Media Solutions). These amounts were reported on line item Other operating expenses. In addition to goodwill, write-downs of intangibles and capitalized development expenses was made by SEK 4.2 billion. These amounts were reported on line items Research and development expenses SEK 2.6 billion and Selling and administrative expenses SEK 1.6 billion

Goodwill allocation

The goodwill allocation has not changed since last year. Goodwill from acquisitions during the year has been allocated to segment Emerging Business and Other.

Impairment tests

Each operating segment is a CGU, except for segment Emerging Business and Other which consists of four CGUs. The value in use method has been used for goodwill impairment testing for all CGUs, which means that the recoverable amounts for CGUs are established as the present value of expected future cash flows based on five-year business plans approved by management.

Estimation of future cash flows includes assumptions mainly for the following key financial parameters:

•	Sales growth

•	Development of operating income (based on operating margin or cost of goods sold and operating expenses relative to sales)

•	Related development of working capital and capital expenditure requirements.

The assumptions regarding industry-specific market drivers and market growth are based on industry sources as input to the projections, 2020–2024, made within the Company for the development for key industry parameters:

•	By 2024, less than 35 years after the introduction of digital mobile technology, it is predicted that there will be 8.8 billion mobile subscriptions.

•	The number of mobile subscriptions is estimated to grow from around 8.0 billion by the end of 2019 to around 8.8 billion by the end of 2024. Out of all mobile subscriptions, 7.2 billion will be associated with a smartphone.

•	The number of 5G subscriptions is forecasted to reach 1.9 billion by the end of 2024

•	By 2024, over 30 billion connected devices are forecasted, of which over 20 billion will be related to Internet of Things, IoT. Connected IoT devices including connected cars, machines, meters, sensors, point-of-sale terminals, consumer electronics and wearables.

•	Mobile data traffic volume is estimated to increase by around three times in the period 2019–2024. The mobile traffic is driven by smartphone users and video traffic. Smartphone traffic will grow by around four times, and mobile video traffic is forecasted to grow by around 30% annually through 2024 to account for approximately 75% of all mobile data traffic.

The assumptions are also based upon information gathered in the Company’s long-term strategy process, including assessments of new technology, the Company’s competitive position and new types of business and customers, driven by the continued integration of telecom and data.

The value-in-use method is based on specific estimates for the first five years, 2020–2024, and with a nominal annual growth rate of 1% (1%) per year thereafter. An after-tax discount rate of 8.1% (8.8%) has been applied for the discounting of projected after-tax cash flows. The same rate has been applied for all CGUs, since there is a high degree of integration between them. In addition, when a reasonably higher discount rate of 11.0% has been applied in the impairment tests headroom is still positive for all CGUs. For the CGU Emodo in Segment Emerging Business and Other the planned uptake in sales and margin in the business plans have not yet been realized. The carrying amount is SEK 0.5 billion.

As a result of the application of IFRS 16 the impairment test has been modified to include also right-of-use assets in the carrying value but not lease liabilities.

The Company’s discounting is based on after-tax future cash flows and after-tax discount rates. This discounting is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS. In note A1, “Significant accounting policies,” and note A2, “Critical accounting estimates and judgments,” further disclosures are given regarding goodwill impairment testing. The assumptions for 2018 are disclosed in note C1, “Intangible assets” in the Annual Report of 2018.

68	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

C2 Property, plant and equipment

Property, plant and equipment 2019

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,844	3,372	32,469	871	43,556
Additions	81	272	2,650	2,115	5,118
Balances regarding acquired/divested business	(167)	173	(317)	27	(284)
Sales/disposals	(568)	(346)	(2,941)	(514)	(4,369)
Reclassifications	369	(24)	1,178	(1,523)	—
Translation differences	196	65	751	39	1,051

Closing balance	6,755	3,512	33,790	1,015	45,072
Accumulated depreciations
Opening balance	(3,703)	(2,948)	(22,769)	—	(29,420)
Depreciations	(406)	(203)	(2,978)	—	(3,587)
Balances regarding divested business	97	12	355	—	464
Sales/disposals	379	323	2,692	—	3,394
Reclassifications	—	34	(34)	—	—
Translation differences	(112)	(61)	(557)	—	(730)

Closing balance	(3,745)	(2,843)	(23,291)	—	(29,879)
Accumulated impairment losses
Opening balance	(292)	(66)	(929)	—	(1,287)
Impairment losses	(56)	6	(280)	(30)	(360)
Balances regarding divested business	1	—	1	—	2
Sales/disposals	61	19	235	30	345
Translation differences	(9)	(2)	(32)	—	(43)

Closing balance	(295)	(43)	(1,005)	—	(1,343)

Net carrying value	2,715	626	9,494	1,015	13,850

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2019, amounted to SEK 548 (366) million.

In 2019 impairment losses have been made of SEK 0.4 (0.6) billion. The impairment losses by segment was Networks SEK 0.2 (0.3) billion, Digital Services SEK 0.1 (0.2) billion.

Property, plant and equipment 2018

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,510	3,819	30,614	1,608	42,551
Additions	11	124	1,976	1,864	3,975
Balances regarding acquired/divested business	—	(11)	(116)	—	(127)
Sales/disposals	(484)	(649)	(2,430)	(332)	(3,895)
Reclassifications	566	8	1,707	(2,281)	—
Translation differences	241	81	718	12	1,052

Closing balance	6,844	3,372	32,469	871	43,556
Accumulated depreciation
Opening balance	(3,529)	(3,288)	(21,552)	—	(28,369)
Depreciations	(425)	(211)	(2,639)	—	(3,275)
Balances regarding divested business	—	5	71	—	76
Sales/disposals	393	615	1,911	—	2,919
Reclassification	—	1	(1)	—	—
Translation differences	(142)	(70)	(559)	—	(771)

Closing balance	(3,703)	(2,948)	(22,769)	—	(29,420)
Accumulated impairment losses
Opening balance	(241)	(64)	(1,020)	—	(1,325)
Impairment losses	(119)	(22)	(427)	—	(568)
Sales/disposals	78	20	557	—	655
Translation differences	(10)	—	(39)	—	(49)

Closing balance	(292)	(66)	(929)	—	(1,287)

Net carrying value	2,849	358	8,771	871	12,849

69	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

C3 Leases

Leases with the Company as lessee

Right-of-use of assets 2019

	Real estate	Vehicles	Other	Total
Acquisition right value
Adjusted opening balance due to IFRS 16	9,151	452	126	9,729
Additions	2,035	265	—	2,300
Balances regarding acquired/divested business	(21)	—	—	(21)
Terminations	(127)	(29)	—	(156)
Translation differences	225	10	—	235

Closing balance	11,263	698	126	12,087
Accumulated depreciations
Opening balance	—	—	—	—
Depreciations	(2,162)	(284)	(28)	(2,474)
Balances regarding acquired/divested business	1	—	—	1
Terminations	14	22	—	36
Translation differences	21	2	—	23

Closing balance	(2,126)	(260)	(28)	(2,414)
Accumulated impairment losses
Adjusted opening balance due to IFRS 16	(767)	—	—	(767)
Impairment losses	(75)	—	—	(75)
Translation differences	(30)	—	—	(30)

Closing balance	(872)	—	—	(872)
Financial sublease
Adjusted opening balance due to IFRS 16	(311)	—	—	(311)
Reversal of derecognition	2	—	—	2
Translation differences	(5)	—	—	(5)

Closing balance	(314)	—	—	(314)

Net carrying value	7,951	438	98	8,487

Lease liabilities

The lease liabilities amounted to SEK 9,882 million by the end of 2019. The remaining contractual maturities as of December 31, 2019 is shown in note F1, “Financial risk management” and note D4, “Contractual obligations.”

Lease cost

The total lease cost amounted in 2019 to SEK 3,576 million, of which depreciation SEK 2,474 million, lease expense relating to low-value assets SEK 194 million, interest expense SEK 551 million and variable lease expense SEK 357 million. Recurring variable payments are mainly property tax. Main amounts in 2019 are related to early terminations i.e. non-recurring items.

Cash payments

Cash payments

2019
Amortization of the lease liabilities 1)	(2,990)
Interest expense of the lease liabilities	(551)
Low-value asset not included in the measurement of the liabilities	(194)
Variable lease payments not included in the measurement of the lease liabilities	(357)

Total cash outflow	(4,092)

1)	Including advance payments.

Leases with the Company as lessor

Lessor leasing relates mainly to subleasing of real estate. These leasing contracts vary in length from 1 to 8 years.

Subleasing receivables in 2019 amounted for operating leases to SEK 124 million and for financial leases to SEK 56 million. Subleasing income in 2019 was SEK 18 million

At December 31, 2019, future minimum payment receivables were distributed as follows:

Future minimum payment receivables

	Financial leases	Operating leases
2020	57	81
2021	59	56
2022	61	34
2023	63	21
2024	64	9
2025 and later	17	6

Total	321	207

Leasing in 2018 (IAS 17)

Lease payments were in 2018 SEK 4,100 million, of which variable expenses were SEK 125 million and leasing receivables were SEK 96 million.

As of December 31, 2018, future minimum lease payment obligations for leases and future minimum lease payment receivables were distributed as follows:

Future minimum payment obligations and receivables

	Future minimum lease payment obligations	Future minimum lease payment receivables
2019	3,088	105
2020	2,603	100
2021	2,126	101
2022	1,311	98
2023	1,033	97
2024 and later	3,208	104

Total	13,369	605

70	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Section D – Obligations

D1 Provisions

Provisions

	Restructuring	Customer related	Suppliers related	Warranty	Other	Total
2019
Opening balance	3,309	8,916	1,559	363	1,861	16,008
Additions	436	1,323	1,641	906	2,866	7,172
Reversal of excess amounts	(290)	(86)	(739)	(43)	(25)	(1,183)
Negative effect on Income statement						5,989
Utilization/Cash out	(1,788)	(3,247)	(1,052)	(288)	(1,201)	(7,576)
Reclassifications	(659)	(3,217)	(101)	—	358	(3,619)
Translation differences	87	49	1	3	(19)	121

Closing balance	1,095	3,738	1,309	941	3,840	10,923

2018
Opening balance	4,043	2,642	1,613	158	1,423	9,879
Additions	3,539	8,532	214	401	1,024	13,710
Reversal of excess amounts	(408)	(236)	(15)	(20)	(46)	(725)
Negative effect on Income statement						12,985
Utilization/Cash out	(4,148)	(1,979)	(264)	(257)	(287)	(6,935)
Reclassifications	120	—	10	72	(112)	90
Translation differences	163	(43)	1	9	(141)	(11)

Closing balance	3,309	8,916	1,559	363	1,861	16,008

Provisions will fluctuate over time depending on business mix, market mix and technology shifts. Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. During certain years the Company undertakes restructuring activities that may require recognition of provisions. Management uses its best judgment to estimate provisions based on this assessment. Under certain circumstances, provisions are no longer required due to outcomes being more favorable than anticipated, which affect the provisions balance as a reversal. In other cases, the outcome can be negative, and if so, a charge is recorded in the income statement.

For 2019, new or additional provisions amounting to SEK 7.2 billion were made, and SEK 1.2 billion of provisions were reversed. The actual cash outlays for 2019 were SEK 7.6 billion compared with the estimated SEK 10.0 billion. The expected total cash outlays in 2020 are approximately SEK 9.3 billion.

Of the total provisions, SEK 2.7 (5.5) billion is classified as non-current. For more information, see note A1, “Significant accounting policies” and note A2, “Critical accounting estimates and judgments.”

Restructuring provisions

In 2019, SEK 0.4 billion in provisions were made and SEK 0.3 billion were reversed due to a more favorable outcome than expected. The scope of the structural efficiency measures involves service delivery, supply and manufacturing, R&D and Selling and administrative expenses. The cash outlays for restructuring provisions were SEK 1.8 billion for the full-year, compared with the expected SEK 2.1 billion. The cash outlays for the full-year also includes provisions identified and paid out during 2019. The cash outlays for 2020 for these provisions are estimated to total approximately SEK 1.1 billion.

Customer related

Customer related provision consists of provision for onerous customer contracts. During 2019, new provisions amounting to SEK 1.3 billion were made for onerous customer contracts where it is probable that expected costs will exceed revenue for the remaining duration of the contracts. SEK 3.2 billion has been reclassified during the year to other current liabilities.The cash outlays were SEK 3.2 billion in 2019 compared to the estimated of SEK 6.0 billion. The main reason for the difference is due to the reclassification in 2019. For 2020, the cash outlays for these provisions are estimated to total approximately SEK 3.7 billion.

Supplier related

Supplier related provisions include provision for supplier claims/guarantees. During 2019, new provisions amounting to SEK 1.6 billion were made and SEK 0.7 billion were reversed due to more favorable outcome. The cash outlays were SEK 1.1 billion in 2019 compared to the estimated of SEK 0.9 billion. For 2020, the cash outlays for this provision is estimated to total approximately SEK 1.3 billion.

Warranty provisions

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. These provisions do not include costs for service in additions within customer contracts that are accounted for as separate performance obligations. Provisions amounting to SEK 0.9 billion were made. The actual cash outlays for 2019 were SEK 0.3 billion, compared to the expected SEK 0.3 billion. The cash outlays of warranty provisions during year 2020 are estimated to total approximately SEK 0.8 billion.

Other provisions

Other provisions include provisions for share-based payments, litigations and other. During 2019, new provisions amounting to SEK 2.9 billion were made (mainly provisions for share-based payments and litigations). However, as disclosed in note A3, “Changes in accounting policies” underlying assets under operating lease contracts are as from 2019 recognized as right-of-use assets. The impact of this transition was SEK 0.8 billion recorded as a reduction of provisions, reclassified to an impairment of right-of-use assets with the same amount for both items.

As of December 31, SEK 1.9 billion (including social charges) of the closing balance relates to provisions for share-based payments, see note G3, “Share-based compensation” for more information. The cash outlays were SEK 1.2 billion in 2019 compared to the estimate of SEK 0.6 billion. For 2020, the cash outlays for other provisions are estimated to total approximately SEK 2.4 billion.

71	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

D2 Contingent liabilities

Contingent liabilities

	2019	2018
Contingent liabilities	1,527	1,638

Total	1,527	1,638

Contingent liabilities mainly relates to pensions, customs guarantees and tax litigations in subsidiaries. Contingent liabilities assumed by the Company include guarantees of loans to other companies of SEK 27 (26) million.

All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated and necessary provisions made. In note A2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Financial guarantees for third-parties amounted to SEK 24 (42) million as of December 31, 2019. The maturity date for the majority of the issued guarantees occurs in 2020 at the latest.

In April 2018, Telefonaktiebolaget LM Ericsson, the present President and CEO and the Chief Financial Officer of Ericsson as well as three former executives were named defendants in a putative class action filed in the United States District Court for the Southern District of New York. The complaint alleges violations of United States securities laws, principally in connection with service revenues and recognition of expenses on long-term service projects. In October 2018 the plaintiffs filed a first amended complaint. In December 2018 Ericsson filed a motion to dismiss the complaint.

In January 2019 the plaintiffs filed a second amended complaint. Ericsson again filed a motion to dismiss the complaint. On January 11, 2020 the court granted Ericsson’s motion to dismiss. At the same time the court granted plaintiffs leave to file a third amended complaint within thirty days. The plaintiffs did not file an amended complaint by the court-ordered deadline.

In December 2018, Sol IP sued AT&T, Verizon, and Sprint in East Texas, alleging infringement of 20 patents declared to the LTE standard. Sol IP is a non-practicing entity. The patents originated from Electronics and Telecommunications Research Institute (ETRI), a Korean government-funded research institution. In March 2019, Ericsson intervened in the litigation to defend its products against claims of infringement. In December 2019, Ericsson challenged the patentability of a number of the patents with the Patent Trial and Appeal Board. Ericsson has after the year-end 2019 resolved the litigation with Sol IP. The settlement resolves the litigation with Sol IP and involves a patent license agreement between Ericsson, Sol IP and ETRI.

For more information, see note H6, “Events after the reporting period.”

D3 Assets pledged as collateral

Assets pledged as collateral

	2019	2018
Chattel mortgages 1)	5,340	5,328
Bank deposits	561	353

Total	5,901	5,681

1)	See also note G1, “Post-employment benefits.”

D4 Contractual obligations

Contractual obligations 2019

	Payment due by period
SEK billion	<1 year	1–3 years	3–5 years	>5 years	Total
Current and non-current debt 1) 2)	9.8	15.6	10.5	2.9	38.8
Lease obligations 3)	2.8	4.1	2.6	2.3	11.8
Other non-current liabilities	0.1	0.7	0.1	1.2	2.1
Purchase obligations 4)	10.6	0.6	0.1	—	11.3
Trade payables	30.4	—	—	—	30.4
Commitments for customer finance 5)	25.9	—	—	—	25.9

Total	79.6	21.0	13.3	6.4	120.3

1)	Current and non-current debt, including interest payments.
2)	See also note F4, “Interest-bearing liabilities.” Interest payments are not included.
3)	Future lease obligations, nominal lease liability. See also note C3, “Leases.”
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.
5)	See also note F1, “Financial risk management.”

Contractual obligations 2018

	Payment due by period
SEK billion	<1 year	1–3 years	3–5 years	>5 years	Total
Current and non-current debt 1) 2)	2.3	14.0	11.2	6.6	34.1
Operating leases 3)	3.1	4.8	2.3	3.2	13.4
Other non-current liabilities	0.4	2.5	0.1	1.3	4.3
Purchase obligations 4)	5.7	1.9	0.1	—	7.7
Trade payables	29.9	—	—	—	29.9
Commitments for customer finance 5)	30.3	—	—	—	30.3

Total	71.7	23.2	13.7	11.1	119.7

1)	Including interest payments, see also note F2, “Financial income and expenses.”
2)	See also note F4, “Interest-bearing liabilities.”
3)	See also Note C3, “Leases.”
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.
5)	See also note F1, “Financial risk management.”

The tables are not identical due to the implementation of IFRS 16 “Leases” as from 2019.

For information about financial guarantees, see note D2, “Contingent liabilities.”

72	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Section E – Group structure

E1 Equity

Capital stock 2019

Capital stock at December 31, 2019, consisted of the following:

Capital stock

Parent Company	Number of shares	Capital stock (SEK million)
Class A shares	261,755,983	1,309
Class B shares	3,072,395,752	15,363

Total	3,334,151,735	16,672

The capital stock of the Parent Company is divided into two classes: Class A shares (quota value SEK 5.00) and Class B shares (quota value SEK 5.00). Both classes have the same rights of participation in the net assets and earnings. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.

At December 31, 2019, the total number of treasury shares was 19,853,247 (37,057,039 in 2018 and 50,265,499 in 2017) Class B shares.

Reconciliation of number of shares

	Number of shares	Capital stock (SEK million)
Number of shares Jan 1, 2019	3,334,151,735	16,672
Number of shares Dec 31, 2019	3,334,151,735	16,672

For further information about the number of shares, see the chapter Share information.

Dividend proposal

The Board of Directors will propose a dividend for 2019 of SEK 1.50 per share (SEK 1.00 in 2018 and SEK 1.00 in 2017) to the Annual General Meeting.

Additional paid in capital

Additional paid in capital relates to payments made by owners and includes share premiums paid.

Other reserves

Other reserves includes translation reserves, cash flow hedges and revaluation of borrowings.

Translation reserves (cumulative translation adjustments)

The cumulative translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of foreign operations and changes regarding revaluation of excess value in local currency as well as from the translation of liabilities that hedge the Company’s net investment in foreign subsidiaries.

Cash flow hedge reserve

For further information, see note F1 “Financial risk management.”

Revaluation of borrowing

For further information, see note F4 “Interest-bearing liabilities.”

Retained earnings

Retained earnings, including net income for the year, comprise the earned profits of the Parent Company and its share of net income in subsidiaries, joint ventures and associated companies. Retained earnings also include:

Remeasurements related to post-employment benefits

Actuarial gains and losses resulting from experience-based events and changes in actuarial assumptions, fluctuations in the effect of the asset ceiling, and adjustments related to the Swedish special payroll taxes.

Non-controlling interests

Equity in a subsidiary not attributable, directly or indirectly, to a parent.

Other reserves

	2019				2018
	Translation reserves	Cash flow hedge reserve	Revaluation of borrowings	Total other reserves	Translation reserves	Cash flow hedge reserve	Revaluation of borrowings	Total other reserves
Opening balance	893	—	72	965	(1,131)	—	(91)	(1,222)
Other comprehensive income
Items that will not be reclassified to profit or loss
Revaluation of borrowings due to change in credit risk	—	—	(651)	(651)	—	—	207	207
Tax on items that will not be reclassified to profit or loss	—	—	134	134	—	—	(44)	(44)
Items that have been or may be reclassified to profit or loss
Cash flow hedges	—	(290)	—	(290)	—	—	—	—
Translation reserves
Changes in translation reserves	2,020	—	—	2,020	1,988	—	—	1,988
Reclassification to the income statement	54	—	—	54	36	—	—	36
Tax on items that have been or may be reclassified to profit or loss	—	60	—	60	—	—	—	—

Total other comprehensive income, net of tax	2,074	(230)	(517)	1,327	2,024	—	163	2,187

Total comprehensive income	2,074	(230)	(517)	1,327	2,024	—	163	2,187

Closing balance	2,967	(230)	(445)	2,292	893	—	72	965

73	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

E2 Business combinations

Acquisitions and divestments

Acquisitions

Acquisitions 2017–2019

	2019	2018	2017
Total consideration, including cash	1,957	1,314	62
Net assets acquired
Cash and cash equivalents	142	94	—
Property, plant and equipment	353	4	12
Intangible assets	497	481	101
Investments in associates	101	64	—
Other assets	1,357	254	1
Provisions, incl. post-employment benefits	(102)	—	—
Other liabilities	(743)	(494)	25

Total identifiable net assets	1,605	403	139

Costs recognized in net income	153	—	—
Goodwill	199	911	(77)

Total	1957	1,314	62

Acquisition-related costs 1)	85	24	49

1)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.

In 2019, Ericsson made acquisitions with a negative cash flow effect amounting to SEK 1,815 (1,220) million. The acquisitions presented below are not material, but the Company gives the information to provide the reader a summarized view of the content of the acquisitions made. The acquisitions consist primarily of:

Kathrein: On October 2, 2019, the Company acquired assets from Kathrein, a world leading provider of antenna and filter technologies with approximately 4,000 employees. Kathrein’s antenna and filters business has a strong R&D organization with extensive experience in antenna design and research, coupled with a strong IPR portfolio. In addition to broadening Ericsson’s portfolio of antenna and filter products, the acquisition will bring vital competence for the evolution of advanced radio network products. The acquired Kathrein business has had a negative impact of SEK –0.5 billion since the acquisition, corresponding to –1 percentage point in Networks operating margin. Balances to facilitate the Purchase price allocation are preliminary.

CSF: On August 20, 2019, the Company acquired 100% of the shares in CSF Holdings Inc. a US-based technology company with approximately 25 employees. CSF strengthens iconectiv’s Business to Consumer (B2C) product platforms to enable growth in messaging and Toll-Free Number (TFN) management. Balances to facilitate the Purchase price allocation are final.

ST-Ericsson: Before ST-Ericsson was a joint venture where Ericsson and ST Microelectronics had a 50/50 ownership. This joint venture consisted of a number of legal entities where the two parties owned different stakes in the different legal entities. In December 2019 the Company initiated transactions to wind-down the legal structure of ST-Ericsson by acquiring the remaining shares in two legal ST-Ericsson entities and costs of SEK –0.3 billion impacted the result. The Company now owns 100% of the shares in those entities.

In order to finalize a Purchase price allocation all relevant information needs to be in place. Examples of such information are final consideration and final opening balances, they may remain preliminary for a period of time due to for example adjustments of working capital, tax items or decisions from local authorities.

Divestments

Divestments 2017–2019

	2019		2018	2017
Proceeds	1,569	1)	226	459
Net assets disposed of
Property, plant and equipment	171		55	62
Right-of-use assets	20		—	—
Investments in associates	5		114	—
Intangible assets	820		30	—
Goodwill	—		—	45
Other assets	96		809	219
Provisions, incl. post-employment benefits	244		(43)	—
Other liabilities	(774)		(571)	(180)

Total net assets	582		394	146
Net gains/losses from divestments	987		(168)	313
Shares in associated companies	(1,209	)1)	—	—

Cash flow effect	360		226	459

1)	Proceeds includes cash of SEK 360 million and shares in associated companies of SEK 1,209 million.

In 2019, the Company made divestments with a cash flow effect amounting to SEK 360 (226) million. The divestments consist primarily of:

MediaKind: On February 1, 2019 the Company closed the divestment of its MediaKind business to the private equity firm One Equity Partners. One Equity Partners is the majority owner, while Ericsson retains 49% of the shares. After the transaction, Ericsson carries 49% of the MediaKind results as “share in earnings of JV and associated companies.” See also note E3, “Associated companies.”

Acquisitions 2017–2019

Company	Description	Transaction date

ST-Ericsson	The remaining shares was acquired in ST-Ericsson (previously a joint venture).	Dec 2019

Kathrein	A German provider of antenna and filter technologies.	Oct 2019

CSF	A US based company related to the iconectiv business.	Aug 2019

CENX	A US based service assurance technology company.	Sep 2018

VidScale	A US company providing cloud-based Content Delivery Network (CDN) solutions.	Mar 2018

Placecast	A US company that leverages deterministic carrier data to deliver better audience, verification, and insight solutions.	Feb 2018

Divestments 2017–2019

Company	Description	Transaction date

MediaKind	A divestment of its MediaKind business.	Feb 2019

Ericsson Local Services AB (LSS)	A divestment of the Local Services company in Sweden.	Aug 2018

Excellence Field Factory	A divestment of the Spanish fiber service operations.	Jun 2018

Power Modules	A divestment of the power modules business.	Sep 2017

74	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

E3 Associated companies

Equity in associated companies

	2019	2018
Opening balance	611	624
Investments	1,310	64
Share in earnings	(335)	58
Taxes	(5)	(5)
Dividends	(66)	(30)
Divested business	(5)	(114)
Translation differences	55	14

Closing balance	1,565	611

51% of the MediaKind business was divested February 1, 2019. After the transaction, the Company owns 49% of tMediaKind with an investment of SEK 1.2 billion. The Company’s share in earnings of MediaKind was SEK –0.4 billion and the remaining investment is SEK 0.8 billion. The Company has provided a loan to MediaKind of SEK 0.2 billion.

75	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Section F – Financial instruments

F1 Financial risk management

The Company’s financial risk management is governed by a policy approved by the Board of Directors. The Board of Directors is responsible for overseeing the capital structure and financial management of the Company, approving certain matters (such as investments, customer finance commitments, guarantees and borrowing) and setting limits on the exposure to financial risks.

For the Company, a robust financial position with an investment grade rating, low leverage and ample liquidity is deemed important. This provides financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

The Company’s overall capital structure should support the financial targets. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that the Company can secure funding of operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. The Company strives to deliver strong free cash flow.

The Company’s capital objectives are:

•	Strong cash flow before mergers and acquisition (M&A)

•	Positive net cash position

•	Investment grade rating by Moody’s (Baa3), Standard & Poor’s (BBB-) and Fitch (BBB-).

Capital objectives-related information, SEK billion

	2019	2018
Free cash flow before M&A	7.6	4.3
Positive net cash	34.5	35.9
Credit rating
Fitch	BBB-, stable	BBB-, stable
Standard & Poor’s	BB+,positive	BB+, stable
Moody´s	Ba2,positive	Ba2, stable

In July 2019, Moody’s announced that they had changed their Corporate Credit Rating outlook from stable to positive. In September 2019, Standard & Poor’s (S&P) announced that they have changed their Corporate Credit Rating outlook from stable to positive.

The Company has a treasury and customer finance function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, actively managing the Company’s liquidity as well as financial assets and liabilities, and managing and controlling financial risk exposures in a manner consistent with underlying business risks and financial policies. It also acquires suitable third-party financing solutions for customers and to minimize recourse to the Company. To the extent that customer loans are not provided directly by banks, the Parent Company provides or guarantees vendor credits. The central function also monitors the exposure from outstanding vendor credits and credit commitments.

The Company classifies financial risks as:

•	Foreign exchange risk

•	Interest rate risk

•	Credit risk

•	Liquidity

•	Refinancing risk

•	Market price risk in own and other equity instruments.

The Board of Directors has established risk limits for defined exposures to foreign exchange and interest rate risks as well as to political risks in certain countries.

For further information about accounting policies, see note A1, “Significant accounting policies.”

Foreign exchange risk

The Company is a global company with sales mainly outside Sweden. Sales and incurred costs are to a large extent denominated in currencies other than SEK and therefore the financial results of the Company are impacted by currency fluctuations. The Company reports the financial statements in SEK. Movements in exchange rates between currencies that affect these statements are impacting the comparability between periods.

Line items, primarily sales, are impacted by translation exposure incurred when converting foreign entities’ financial statements into SEK. Line items and profitability, such as operating income are impacted by transaction exposure incurred when financial assets and liabilities, primarily trade receivables and trade payables, are initially recognized and subsequently remeasured due to change in foreign exchange rates.

The table below presents the net exposure for the largest currencies impact on sales and also net transaction exposure of these currencies on profitability.

Currency exposure, SEK billion

Exposure currency	Sales translation exposure	Sales transaction exposure		Sales net exposure	Incurred cost transaction exposure 1)	Net transaction exposure
USD	72.4	34.2	2)	106.6	(11.3)	22.9
EUR	26.2	9.3		35.5	(5.4)	3.9
CNY	12.6	(0.1)		12.5	(8.0)	(8.1)
INR	8.2	(0.2)		8.0	(1.8)	(2.0)
AUD	7.5	(0.3)		7.2	3.0	2.7
JPY	8.5	—		8.5	4.6	4.6
BRL	5.8	—		5.8	0.8	0.8
SAR	6.7	0.8		7.5	3.2	4.0
GBP	6.0	(0.7)		5.3	0.8	0.1

1)	Transactions in foreign currency – internal sales, internal purchases, external purchases.
2)

Sales transaction exposure in 2019 does not include volume in the cash flow hedge. Based on the outstanding cash flow hedge volume at year end, the hedged sales volume that will occur in 2020 and 2021 are USD 517 million and USD 176 million respectively.

Translation exposure

Translation exposure relates to sales and cost incurred in foreign entities when converted into SEK upon consolidation. These exposures cannot be addressed by hedging.

Transaction exposure

The Company considers three main aspects of transaction exposure.

a) Transaction risk impacting net sales and operating income Transaction exposure relates to sales and cost incurred in non-reporting currencies in individual group companies. Foreign exchange risk is as far as possible concentrated in Swedish group companies, primarily Ericsson AB, by selling to foreign subsidiaries in either the functional currency of the customers, EUR or USD. This transaction risk can be hedged, although it is only done for material cash inflows or outflows that are highly certain.

The Company has identified certain customer contracts where a fluctuation in the USD/SEK foreign exchange rate would significantly impact net sales and operating income. These contracts are multi-year contracts with highly probable payments at fixed points in time denominated in USD.

The Board of Directors has provided a mandate to the Company to hedge between 0%–100% of this exposure up to three years in advance. This mandate instructs the treasury function to hedge a greater percent of this exposure at more favorable rates while hedging a lower percent of the exposure at less favorable rates according to a defined scale.

Hedge accounting is applied, whereby the Company enters into foreign exchange forward contracts that match the terms of the foreign exchange exposure as closely as possible and designates them as hedging instruments. Hedge ineffectiveness is expected to be minimal but may arise due to differences in timing of the cash flows between the hedged items and the hedging instruments.

b) Transaction exposure in individual balance sheet

According to Company policy, transaction exposure in subsidiaries’ balance sheets (e.g., trade receivables and trade payables that are remeasured due to change in foreign exchange rates) should be fully hedged. Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives. Foreign exchange exposures are managed net, and its effects are presented net within Financial income and expenses. This is not designated as hedge accounting.

76	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note F1, cont’d.

c) FX execution risk in Ericsson AB (EAB)

As balance sheet hedging is done net on a monthly basis, significant volatility in USD hedge volumes exposes EAB to FX execution risk. In order to spread the FX execution risk over the year, 14% of each of the next six months forecasted sales and purchases in EAB are hedged monthly. In previous year 7% of the next 12 months forecast was hedged. The hedged volumes are funded by internal loans from its parent company which are not hedged, therefore the FX impact on revaluation of the loan is recognized in financial income and expenses as incurred.

The sensitivity of the FX impact is dependent on changes in foreign exchange rates, forecasts and seasonality. USD is the only currency being hedged and at year-end a change by 0.25 SEK/USD would impact FX in financial income and expenses by approximately SEK 110 million. Realization and revaluation results of these loans contracts amounted to SEK –412 million and SEK 160 million respectively in 2019.

Interest rate risk

The Company is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses.

Sensitivity analysis

The Company uses the Value at Risk (VaR) methodology to measure foreign exchange and interest rate risks managed by the treasury function. This statistical method expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time. For the VaR measurement, the Company has chosen a probability level of 99% and a one-day time horizon. The daily VaR measurement uses market volatilities and correlations based on historical daily data (one year).

The treasury function operates under two mandates. In the liquidity management activity, it has a mandate to deviate from floating interest on net liquidity and take foreign exchange positions up to an aggregated risk of VaR SEK 45 million given a confidence level of 99% and a one-day horizon. The average VaR calculated for 2019 was SEK 20.6 (12.8) million. No VaR limits were exceeded during 2019.

In the asset-liability management activity, the interest rate risk is managed by matching fixed and floating interest rates in interest-bearing balance sheet items. The policy is that the net sensitivity on a one basis point move on interest-bearing assets matching interest-bearing liabilities, taking derivatives into consideration, is less than SEK 10 million. The average exposure during 2019 was SEK 1.3 (1.8) million per basis point shift.

Sensitivity to interest rate increase of 1 basis point, SEK million 1)

	< 3M	3–12M	1–3Y	3–5Y	>5Y	Total
Interest-bearing assets	—	—	(3)	(2)	(1)	(6)
Interest-bearing liabilities 2)	—	—	3	3	—	6
Derivatives	1	1	(2)	(1)	1	—

Total	1	1	(2)	—	—	—

1)	Excluding changes in credit risk reported in OCI.
2)	Borrowings are included as they are designated FVTPL.

Outstanding derivatives

Outstanding derivatives

2019	Gross amount recognized	Offset	Net amount presented		Related amounts not offset – collaterals	Net
Currency derivatives
Assets	155	(54)	101		—	101
Liabilities	(885)	54	(831	)1)	539	(292)
Interest rate derivatives
Assets	77	(36)	41		—	41
Liabilities	(201)	36	(165)		—	(165)

1)	In 2019, currency derivatives designated as cash flow hedge of SEK 290 million are included in Other current liabilities.

Outstanding derivatives

2018	Gross amount recognized	Offset	Net amount presented	Related amounts not offset – collaterals	Net
Currency derivatives
Assets	319	(44)	275	—	275
Liabilities	(637)	44	(593)	—	(593)
Interest rate derivatives
Assets	161	(33)	128	—	128
Liabilities	(327)	33	(294)	—	(294)

In 2019, the Company entered into Credit Support Annex (CSA) to ISDA for certain cross-currency derivatives. Cash collaterals under CSA are recognized as Interest-bearing securities, current or Borrowings, current, respectively.

The Company is holding the following currency derivatives designated as hedging instruments:

Foreign exchange forward contracts

2019	< 1 year	1-3 years	Total
Notional Amount (SEK millions)	517	176	693
Average forward rate (SEK/USD)	9.13	8.92	—

Hedge ratio is 1:1 and changes in forward rate have been designated as the hedged risk. The change in the fair value of the hedging instrument is compared with the change in fair value of the hedged item, and the lower amount is taken to OCI. If the change in fair value of the hedging instrument is higher, then the excess change in fair value is considered ineffective hedging and recorded in net foreign exchange gains and losses. Upon recognition of the hedged net sales, the cumulative amount in hedging reserve is released in the OCI as a reclassification adjustment and recognized in net sales.

See Note E1, “Equity” for movement in the cash flow hedge reserve. No hedged net sales were recognized in 2019, hence no amount was released from hedging reserve in the OCI. No hedge ineffectiveness was recognized in the income statement in 2019.

Credit risk

Credit risk is divided into three categories: credit risk in trade receivables and contract assets, customer finance risk and financial credit risk, see note A1, “Significant accounting policies.”

Credit risk in trade receivables and contract assets

Credit risk in trade receivables and contract assets is governed by a policy applicable to all legal entities in the Company. The purpose of the policy is to:

•	Avoid credit losses through establishing internal standard credit approval routines in all the Company’s legal entities

•	Ensure monitoring and risk mitigation of defaulting accounts, i.e. events of non-payment

•	Ensure efficient credit management within the Company and thereby improve days sales outstanding and cash flow

•	Define escalation path and approval process for customer credit limits.

The credit risk of all customers is regularly assessed. Through credit management system functionality, credit checks are performed every time a sales order or an invoice is generated in the source system. These are based on the credit risk set on the customer. Credit blocks appear if past due receivables are higher than permitted levels. Release of a credit block requires authorization.

Letters of credits are used as a method for securing payments from customers operating in emerging markets, in particular in markets with unstable political and/or economic environments. By having banks confirming the letters of credit, the political and commercial credit risk exposures to the Company are mitigated.

77	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note F1, cont’d.

Impairment of trade receivables and contract assets

Trade receivables and contract assets are assessed for impairment under a unified model. The Company has determined that credit risk largely depends on both the risk in the country where the customer resides (e.g. ability to make cross border payments) as well as the payment pattern of the customer. Therefore, expected credit losses (ECLs) are calculated using a provision matrix that specifies a fixed rate depending both on the number of days past due and the country risk rating. The country risk ratings depend on the ratings used by all Export Credit Agencies within the OECD. The rates defined in the provision matrix are based on historical loss patterns for that grouping of customers. These rates are adjusted for current conditions as well as management expectations for changes to political risks and payment patterns in the future. The provision rates are higher on high risk countries compared to low risk countries and also higher on amounts that remain unpaid for longer periods of time. There were no significant changes to the model during the year.

Trade receivables and contract assets together amounted to SEK 55,240 (64,350) million as of December 31, 2019. Provisions for expected credit losses on trade receivables and contract assets amounted to SEK 2,983 (4,123) million as of December 31, 2019. The allowance decreased in 2019 due to improvement in cash collection resulting in significant reduction of total past due invoices. The Company’s write-offs have historically been low. During the year SEK 382 (890) million were written off due to the Company having no reasonable expectation of collection. Of these write-offs, SEK 0 (61) million are still subject to enforcement.

Movements in allowances for impairment of trade receivables and contract assets

	2019	2018
Opening balance	4,123	4,575
Decrease (-)/increase (+) in allowance	(737)	420
Write-offs	(382)	(890)
Translation difference	(21)	18

Closing balance 1)	2,983	4,123

1)	Of which SEK 0 (15) million relates to contract assets.

The distribution of trade receivables and contract assets closely follows the distribution of the Company’s sales, see note B1, “Segment information.” The ten largest customers represented 49% (53%) of the total trade receivables and contract assets in 2019.

Aging analysis of gross values by risk category at December 31, 2019

Days past due	1–90	91–180	181–360	>360	Total
Country risk: Low	1,347	125	127	313	1,912
Country risk: Medium	891	725	600	819	3,035
Country risk: High	583	365	217	1,315	2,480

Total past due	2,821	1,215	944	2,447	7,427

Customer finance credit risk

All major commitments to finance customers are made only after approval in accordance with the work procedure for the Board of Directors and according to the established credit approval process.

Prior to the approval of new facilities reported as customer finance, an internal credit risk assessment is conducted in order to assess the credit rating of each transaction for political and commercial risk. The credit risk analysis is made by using an assessment tool, where the political risk rating is identical to the rating used by all Export Credit Agencies within the OECD. The commercial risk is assessed by analysing a large number of parameters, which may affect the level of the future commercial credit risk exposure. The output from the assessment tool for the credit rating also includes an internal pricing of the risk. This is expressed as a risk margin per annum over funding cost. The reference pricing for political and commercial risk, on which the tool is based, is reviewed using information from Export Credit Agencies and prevailing pricing in the bank loan and bond markets for structured financed deals. The objective is that the internally set risk margin shall reflect the assessed risk and that the pricing is as close as possible to the current market pricing. A reassessment of the credit rating for each customer finance facility is made on a regular basis.

As of December 31, 2019, the total amount payable to the Company under customer finance credits was SEK 5,924 (4,247) million. The carrying value of these assets was SEK 3,756 (2,883) million as of December 31, 2019, which represents the maximum exposure to credit risk on these assets. Customer finance is arranged for infrastructure projects in different geographic markets. As of December 31, 2019, there were a total of 80 (94) customer finance arrangements originated by or guaranteed by the Company. The five largest facilities represented 69% (62%) of the customer finance exposure in 2019. As of December 31, 2019, Middle East and Africa made up 49% (57%) of the outstanding exposure while South East Asia, Oceania and India made up 29% (15%). As of December 31, 2019, the Company also had unutilized customer finance commitments of SEK 25,854 (30,270) million.

Security arrangements for customer finance facilities may include pledges of equipment, pledges of certain assets belonging to the borrower and pledges of shares in the operating company. If available, third-party risk coverage is, as a rule, arranged. “Third-party risk coverage” means that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or an insurance company. All such institutions have been rated at least investment grade. A credit risk transfer under a sub-participation arrangement with a bank can also be arranged. In this case the entire credit risk and the funding is taken care of by the bank for the part that they cover.

Information about financial guarantees related to customer finance is included in note D2, “Contingent liabilities.”

The table below summarizes the Company’s outstanding customer finance as of December 31, 2019 and 2018.

Outstanding customer finance credit risk exposure 1)

	2019	2018
Fair value of customer finance credits	3,756	2,883
Financial guarantees for third-parties	24	42
Accrued interest	14	21

Maximum exposure to credit risk	3,794	2,946
Less third-party risk coverage	(309)	(331)

The Company’s risk exposure, less third-party risk coverage	3,485	2,615

1)	This table has been adjusted to show the maximum exposure to credit risk.

Fair value assessment of customer finance credits

Customer finance risk exposures are held at fair value and are classified as Level 3 on the fair value hierarchy. The Credit Asset Management Team within Ericsson Credit AB, reporting to Head of Group Treasury and Customer Finance, has established a process with respect to measurement of fair values. The quarterly credit review uses an internal model to determine a commercial rating for each credit and for calculation of the fair value. The model is based on external credit rating, political/country rating and bank pricing. Regular monitoring of customer behavior is also a part of the internal assessment. Revaluation of customer finance amounted to a net negative impact in the income statement of SEK 804 (1,073) million in 2019, of which SEK 804 (1,073) million is related to credits held as of December 31, 2019. This effect is presented within selling and administrative expenses and was mainly related to India and the Middle East, especially Iran and Iraq.

Customer finance fair value reconciliation

	2019	2018
Opening balance	2,884	3,931
Additions	29,732	6,100
Disposals/repayments	(28,032)	(6,200)
Revaluation	(804)	(1,073)
Translation difference	(24)	126

Closing balance	3,756	2,884

Of which non-current	2,262	1,180

Due to the increase in 5G buildout this year, demand for customer financing solutions has increased. Most of such financing has been successfully transferred to banks, hence the balance of customer finance receivables remains low.

78	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note F1, cont’d.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, interest-bearing securities and from derivative positions with positive unrealized results against banks and other counterparties.

The Company mitigates these risks by investing cash primarily in high rated securities such as treasury bills, government bonds, commercial papers, and mortgage-covered bonds (see Liquidity risk section below). Separate credit limits are assigned to each counterpart in order to minimize risk concentration. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk. For cross-currency swaps a Credit Support Annex (CSA) to ISDA is signed to further reduce the credit risk by exchanging collateral weekly against market value. The Company has also moved some derivative exposures to clearing counterparties with daily settlement of margins.

At December 31, 2019, the credit risk in financial cash instruments was equal to the instruments’ carrying value. The expected credit losses on cash equivalents and interest-bearings securities classified as amortized cost were immaterial. Credit exposure in derivative instruments was SEK 0.1 (0.4) billion.

Transfers of financial assets

Transfers where the Company has continuing involvement

During 2019, there were no new financial assets transferred where the Company had retained continuing involvement. However, during 2016 the Company derecognized financial assets where it had retained continuing involvement. A repurchase of these assets would have amounted to SEK 207 million at the end of 2018. This contract was concluded in 2019.

Liquidity risk

The Company minimizes the liquidity risk by maintaining a sufficient cash position, centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, see note D4, “Contractual obligations.” The current cash position is deemed to satisfy all short-term liquidity requirements.

Cash, cash equivalents, interest bearing securities and derivative assets

2019	Rating or equivalent	< 3 M	3–12 M	1–5 Y	>5 Y	Total
Bank deposits		35,006	309	1	—	35,316
Other financial institutions		294	—	—	—	294
Type of issuer:
Banks		441	213	—	—	654
Governments	AAA	4,028	1,590	8,361	906	14,885
Corporates	A2/P2	5,305	—	—	—	5,305
Mortgage institutes	AAA	278	3,832	11,088	—	15,198
Other financial institutions	A2	490	50	—	—	540
Derivative assets		4	3	135	—	142

		45,846	5,997	19,585	906	72,334

2018	Rating or equivalent	< 3 M	3–12 M	1–5 Y	>5 Y	Total
Bank deposits		32,241	439	7	1	32,688
Type of issuer:
Governments	AAA	7,558	2,269	7,697	947	18,471
Corporates	A2/P2	2,151	1	—	—	2,152
Mortgage institutes	AAA	—	200	15,168	314	15,682
Derivative assets		242	46	10	105	403

		42,192	2,955	22,882	1,367	63,396

The instruments are classified as FVTPL or amortized cost. Cash, cash equivalents and interest-bearing securities are mainly held in SEK unless offset by EUR-funding.

The following table shows analysis of financial liabilities, including lease liabilities, by contractual maturity:

2019	< 1 Y	1–3 Y	3–5 Y	>5 Y	Total
Trade payables	30,403	—	—	—	30,403
Lease liabilities	2,766	4,122	2,591	2,291	11,770
Borrowings and loans	9,439	15,197	10,245	2,815	37,696
Derivative liabilities	355	549	35	57	996

	42,963	19,868	12,871	5,163	80,865

2018	< 1 Y	1–3 Y	3–5 Y	>5 Y	Total
Trade payables	29,883	—	—	—	29,883
Borrowings and loans	2,255	13,722	10,735	6,413	33,125
Derivative liabilities	300	148	416	23	887

	32,438	13,870	11,151	6,436	63,895

Refinancing risk

Refinancing risk is the risk that the Company is unable to refinance outstanding debt under reasonable terms and conditions, or at all, at a given point in time.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities.

Funding programs 1)

	Amount	Utilized	Unutilized
Euro Medium-Term Note program (USD million)	5,000	1,429	3,571

SEC Registered program (USD million)	2)	1,000	—

1)	There are no financial covenants related to these programs.
2)	Program amount indeterminate.

In October 2019, the Company signed a multicurrency credit facility agreement equivalent to EUR 250 million with the European Investment Bank. The maturity date of the credit facility will be determined at the time of disbursement and can be up to seven years after disbursement. The agreement will support research and development activities for 5G.

Committed credit facilities

	Amount	Utilized	Unutilized
Multi-currency revolving credit facility (USD million)	2,000	—	2,000
European Investment Bank (EIB) credit facility (EUR million)	250	—	250

Fair valuation of the Company’s financial instruments

The Company’s financial instruments accounted for at fair value generally meet the requirements of level 1 valuation due to the fact that they are based on quoted prices in active markets for identical assets.

Exceptions to this relates to:

•	OTC derivatives with an amount of gross SEK 0.2 (0.5) billion in relation to assets and gross SEK 1.1 (1.0) billion in relation to liabilities were valued based on references to other market data as currency or interest rates. These valuations fall under level 2 valuation as defined by IFRS.

•	Ownership in other companies and other financial investments where the Company neither has control nor significant influence. The amount recognized in these cases was SEK 2.6 (2.5) billion. Net revaluation gains or losses is SEK 0 (0) billion in the year. These assets, classified as level 3 assets for valuation purposes, have been valued based on value in use technique.

•	Customer finance credits are classified as level 3 assets for valuation purposes and have been valued according to the model described above in “Customer finance credit risk.”

•	Trade receivables are classified as level 3 assets for valuation purposes. By definition, they have a term of less than 180 days. Therefore, the gross value less impairment allowances for expected credit losses is deemed to be equal to the fair value.

Financial instruments carried at other than fair value

Financial instruments, such as some cash equivalents, interest-bearing securities, borrowings and payables, are carried at amortized cost which is deemed to be equal to fair value. When a market price is not readily available and there is insignificant interest rate exposure and credit spreads affecting the value, the carrying value is considered to represent a reasonable estimate of fair value.

79	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note F1, cont’d.

Market price risk in own shares and other listed equity investments

The Company is exposed to fluctuations in its own share price (through stock purchase plans for employees) and other share-based compensation for employees and the Board of Directors. Some of the plans are share-settled and some are cash-settled as further disclosed in note A1, “Significant accounting policies” and note G3, “Share-based compensation.”

Share-based plans for employees

The obligation to deliver shares under the stock purchase plan and the 2017 Long-Term Variable compensation program (LTV) 2017 for the Executive team is covered by holding Ericsson Class B shares as treasury stock. The cash flow exposure is hedged through the holding of Ericsson Class B shares as treasury stock to be sold to generate funds, which also cover social security payments. The obligation to deliver shares under the 2018 and 2019 LTV programs for the Executive team shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer Ericsson Class B shares to employees covered by these programs. A change in the share price will result in a change in social security charges, which represents a risk to the income statement.

Cash-settled plans to employees and the Board of Directors

In the case of synthetic share programs (a cash-settled program as defined in IFRS 2) to Board members and cash-settled plans to employees, the Company is exposed to risks in relation to own share price, both with regard to compensation expenses and social security charges. The obligations to pay compensation amounts under the synthetic share-based compensations to the Board of Directors and employees are covered by a provision in the balance sheet.

For further information about the stock purchase program, LTV, the cash-settled plans to employees and the synthetic share-based compensations to the Board of Directors, see note G3, “Share-based payments.”

Financial instruments, book value

SEK billion	Customer finance 1)	Trade receivables	Interest- bearing securities	Cash equivalents	Borrowings 2)	Trade payables	Other financial assets	Other current receivables	Other current liabilities	2019	2018
Note	B6	B6	F3	H3	F4	B8	F3/B7	B7	B9
Assets at fair value through profit or loss	3.8		26.6	23.9			1.4	1.3		57.0	51.2
Assets at amortized cost			0.5	3.8			0.2			4.5	4.6
Assets at fair value through OCI		43.1								43.1	51.2
Financial liabilities designated at FVTPL					(35.9)					(35.9)	(30.7)
Financial liabilities at FVTPL - held for trading									(1.0)	(1.0)	(0.9)
Financial liabilities at amortized cost					(1.8)	(30.4)				(32.2)	(32.3)

Total	3.8	43.1	27.1	27.7	(37.7)	(30.4)	1.6	1.3	(1.0)	35.5	43.1

1)	Of which non-current customer finance of SEK 2,262 million and current customer finance of SEK 1,494 million.
2)	Of which non-current borrowings of SEK 28,257 million and current borrowings of SEK 9,439 million.

80	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

F2 Financial income and expenses

Financial income and expenses 1)

	2019		2018	2017
Contractual interest on financial assets	1,395		580	472
of which on financial assets at amortized cost	591		422	353
Net revaluation gains and losses on financial assets	(100)		(429)	(522)

Financial income	1,295		151	(50)
Contractual interest on financial liabilities	(1,392)		(1,430)	(1,144)
of which on financial liabilities at amortized cost	(302)		(474)	(559)
Net revaluation gains and losses on financial liabilities	(69)		(27)	—
Lease interest expense	(551)		—	—
Other financial expenses	(690	)2)	(575)	(426)

Financial expenses	(2,702)		(2,032)	(1,570)
Net foreign exchange gains/losses	(395)		(824)	405

Financial income and expenses, net	(1,802)		(2,705)	(1,215)

Net gains and losses on financial instruments below includes foreign exchange gains and losses:
Financial instruments at fair value through profit or loss 3)	758		887	(127)
Financial liabilities designated at fair value through profit or loss	(1,322)		(2,087)	—
Financial assets at amortized cost	—		—	(103)
Financial assets at fair value through OCI / available for sale 4)	—		(81)	40

Financial liabilities at amortized cost	—		—	72

1)	New presentation of financial income and expenses resulted in restatement of 2018 and 2017 balances – for more information see note A3, “Changes in accounting policies.”
2)	Including gain of SEK 258 million relating to partial settlement of pension plan liabilities.
3)

Excluding net gain from derivatives hedging operating assets and liabilities, SEK 30 million (net loss of SEK 128 million in 2018 and net loss of SEK 451 million in 2017), reported as Cost of sales. Excluding net loss from revaluation of customer finance receivables of SEK 650 million (net loss of SEK 1,059 million in 2018), reported as Selling and administrative expenses. Net gains and losses in 2017 include gains and losses on liabilities with fair value hedge.

4)	Available for sale assets in 2017 only, prior to implementation of IFRS 9.

F3 Financial assets, non-current

Financial assets, non-current, 2019

	Other investments in shares and participations	Interest-bearing securities, non-current	Derivatives, non-current	Other financial assets, non-current
Opening balance	1,515	23,982	—	6,559
Adjustment due to IFRS 16 1)	—	—	—	311
Opening balance adjusted	1,515	23,982		6,870
Additions	62	18,484	—	523
Disposals/repayments/deductions	—	(19,995)	—	(703)
Change in value in funded pension plans 2)	—	—	—	(133)
Revaluation	(149)	(33)	—	154
Reclassification to current assets	—	(2,084)	—	(1,155)
Translation difference	4	—	—	58

Closing balance	1,432	20,354	—	5,614

1)	Relates to financial sublease receivable - for more information see note A3, “Changes in accounting policies.”.
2)	This amount includes asset ceiling. For further information, see note G1, “Post-employment benefits.”

Financial assets, non-current, 2018

	Other investments in shares and participations	Interest-bearing securities, non-current	Derivatives, non-current	Other financial assets, non-current
Opening balance	1,279	25,105	86	5,811
Additions	398	50,190	—	632
Disposals/repayments/deductions	(92)	(51,353)	(86)	(210)
Change in value in funded pension plans 1)	—	—	—	492
Revaluation	(72)	40	—	(3)
Reclassification	—	—	—	(213)
Translation difference	2	—	—	50

Closing balance	1,515	23,982	—	6,559

1)	This amount includes asset ceiling. For further information, see note G1, “Post-employment benefits.”

81	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

F4 Interest-bearing liabilities

As of December 31, 2019, the Company’s outstanding interest-bearing liabilities were SEK 37.7 (33.1) billion.

Interest-bearing liabilities

	2019	2018
Borrowings, current
Current part of non-current borrowings	7,946	72
Other borrowings, current	1,493	2,183

Total borrowings, current	9,439	2,255
Borrowings, non-current
Notes and bond loans	21,898	21,875
Other borrowings, non-current	6,359	8,995

Total borrowings, non-current	28,257	30,870

Total interest-bearing liabilities	37,696	33,125

Reconciliation of liabilities arising from financing activities

	2019	2018
Opening balance	33,125	33,076
Adjustment due to IFRS 16 1)	10,398	—
Adjusted opening balance	43,523	33,076
Cash flows 2)
Proceeds from issuance of borrowings	4,851	911
Repayment of borrowings	(4,476)	(1,748)
Lease payments	(2,990)	—
Non-cash changes
Effect of foreign exchange movement	1,748	2,813
Revaluation due to changes in credit risk	651	(207)
Other changes in fair value	343	(28)
Acquisition of new lease contracts	2,300	—
Reclassification 3)	1,767	(1,692)
Other non-cash movements	(139)	—

Closing balance	47,578	33,125

1)	For more information see note A3, “Changes in accounting policies.”
2)	In addition to the above numbers, SEK –14 (75) million is allocated to the Financing cash flow due to hedging derivatives.
3)	Repayment of borrowings includes repayment of a loan, not classified as borrowings, to a minority shareholder in a subsidiary.

To secure long-term funding, the Company uses notes and bond programs together with bilateral research and development loans. All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium Term Note (EMTN) program or under its US Securities and Exchange Commission (SEC) Registered program. Bonds issued at a fixed interest rate are normally swapped to a floating interest rate using interest rate swaps under the Asset and liability management mandate described in note F1, “Financial risk management.” Total weighted average interest rate cost for the long-term funding during the year was 3.26% (3.01%).

In July 2019, the Company made a drawdown of USD 281 million under the European Investment Bank (EIB) loan facility signed in May 2018. The loan supports research and development activities related to 5G. The loan will mature in July 2024.

Ericsson drew on the credit facility of USD 150 million, from the Nordic Investment Bank (NIB), which was signed in December 2019 to support investments in R&D for 5G technology. Part of the new funds, USD 98 million, replaced an existing credit with NIB that was set to mature in 2021, resulting in a net increase in funding of USD 52 million. The new facility is set to mature in 2025.

Changes in fair value due to changes in credit risk

Borrowings issued by the Parent Company are designated FVTPL because they are managed on a fair value basis. Changes in fair value are recognized in the income statement, except for changes in fair value due to changes in credit risk which are recognized in other comprehensive income. Ericsson’s credit risk is calculated from the market value of the instruments traded on the credit market. For interest bearing securities not traded on the credit market, an average of the five latest pricing updates from the Company’s core banks is used. The pricing updates are based on the credit markets view of Ericsson’s credit and therefore reflects a market price of the credit risk.

Notes, bonds and bilateral loans

Issued-maturing	Nominal amount	Coupon	Currency	Maturity date	Book value (SEK million) 2019	Changes in fair value due to changes in credit risk 2019	Cumulative changes in fair value due to changes in credit risk 2019	Book value (SEK million) 2018
Notes and bond loans
2010–2020 1)	170		USD	Dec 23, 2020	1,601	(8)	16	1,545
2012–2022	1,000	4.125%	USD	May 15, 2022	9,695	290	309	8,776
2017–2021	500	0.875%	EUR	Mar 1, 2021	5,267	28	41	5,141
2017–2024	500	1.875%	EUR	Mar 1, 2024	5,512	251	208	5,087
2017–2025 1)	150		USD	Dec 22, 2025	1,424	41	28	1,326

Total notes and bond loans					23,499	602	602	21,875
Bilateral loans
2019–2025 2)	150		USD	Dec 18, 2025	1,371	(26)	(26)	860
2013–2020 3)	684		USD	Nov 6, 2020	6,345	55	(32)	6,030
2017–2023 2)	220		USD	Jun 15, 2023	2,078	36	33	1,959
2019–2024 3)	281		USD	July 31, 2024	2,606	(16)	(16)	—

Total bilateral loans					12,400	49	(41)	8,849

1)	Private Placement, Swedish Export Credit Corporation (SEK).
2)	Nordic Investment Bank (NIB), R&D project financing.
3)	European Investment Bank (EIB), R&D project financing.

82	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Section G – Employee related

G1 Post-employment benefits

Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country. The main change in 2019 was driven by a decrease in discount rates in most pension plans. In total, financial assumption changes resulted in actuarial losses on defined benefit obligations of SEK 12.4 billion. The development of plan assets was higher than expected resulting in actuarial gains of SEK 5.8 billion.

Swedish plans

Sweden has both defined benefit and defined contribution plans based on collective agreement between the parties in the Swedish labor market:

•	A defined benefit plan, known as ITP 2 (occupational pension for salaried employees in manufacturing industries and trade), complemented by a defined contribution plan, known as ITPK (supplementary retirement benefits). This is a final salary-based plan.

•	A defined contribution plan, known as ITP 1, for employees born in 1979 or later.

•	A defined contribution plan ITP 1 or alternative ITP, for employees earning more than 10 income base amount and who have opted out of the defined benefit plan ITP 2, where rules are set by the Company and approved by each employee selected to participate.

The Company has by far most of its Swedish pension liabilities under defined benefit plans which according to IAS 19 is funded to 45% (49%) by the assets of Ericsson Pensionsstiftelse (a Swedish Pension Foundation). According to Swedish GAAP these liabilities are considered funded to more than 100% by the assets of Ericsson Pensionsstiftelse. There are no funding requirements for the Swedish plans.

The disability and survivors’ pension part of the ITP-plan is secured through an insurance solution with the company Alecta, see section about Multi-employer plans.

The Company pays benefit directly to the pensioners as the obligations fall due. The responsibility for governance of the plans and the plan assets lies with the Company and the Pensionsstiftelse. The Swedish Pensionsstiftelse is managed on the basis of a capital preservation strategy and the risk profile is set accordingly. Traditional asset-liability matching (ALM) studies are undertaken on a regular basis to allocate within different asset classes.

The plans are exposed to various risks, e.g., a sudden decrease in the bond yields, which would lead to an increase in the plan liability. A sudden instability in the financial market might also lead to a decrease in fair value of plan assets held by the Pensionsstiftelse, as the holdings of plan assets partly are exposed to equity markets; however, this may be partly offset by higher values in fixed income holdings. Swedish plans are linked to inflation and higher inflation will most likely lead to a higher liability. For the time being, inflation is a low risk factor to the Swedish plans as actual rate of inflation has not reached the ceiling target set by the Central Bank of Sweden.

Multi-employer plans

As before, the Company has secured the disability and survivors’ pension part of the ITP Plan through an insurance solution with the insurance company Alecta. Although this part of the plan is classified as a multi-employer defined benefit plan, it is not possible to get sufficient information to apply defined benefit accounting, as for most of the accrued pension benefits in Alecta, information is missing on the allocation of earnings process between employers. Full vesting is instead registered on the last employer. Alecta is not able to calculate a breakdown of assets and provisions for each respective employer, and therefore, the disability and survivors’ pension portion of the ITP Plan has been accounted for as a defined contribution plan.

Alecta has a collective funding ratio which acts as a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s target ratio is 140% and reflects the fair value of Alecta’s plan assets as a percentage of plan commitments, then measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19. Alecta’s collective funding ratio was 148% (142%) as of December 31, 2019. The Company’s share of Alecta’s saving premiums is 0.3%, the total share of active members in Alecta are 1.9%. The expected contribution to the plan is SEK 106 million for 2020.

Contingent liabilities / Assets pledged as collateral

Contingent liabilities include the Company’s mutual responsibility as a credit insured company of PRI Pensionsgaranti in Sweden. This mutual responsibility can only be imposed in the instance that PRI Pensionsgaranti has consumed all of its assets, and it amounts to a maximum of 2% of the Company’s pension liability in Sweden. The Company has a pledged business mortgage of SEK 5.1 billion to PRI Pensionsgaranti.

US plans

The Company operates both defined contribution and defined benefit pension plans in the US, which are a combination of final salary pension plans and contribution-based arrangements. The final salary pension plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. Retirees generally do not receive inflationary increases once in payment.

The other type of plan is a contribution-based pension plan, which provides a benefit determined using a “cash balance” approach. The balance is credited monthly with interest credits and contribution credits, based on a combination of current year salary and length of service.

The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. In the US, the Company’s policy is at least to meet or exceed the funding requirements of federal regulations. The funded level in the US Pension Plan is above the point at which minimum funding would be required for fiscal year 2019.

Plan assets held in trusts are governed by local regulations and practice, as is the nature of the relationship between the Company and the trustees (or equivalent) and their composition. Responsibility for governance of the plans, including investment decisions and contribution schedules, lies with the Plan Administrative Committee (PAC). The PAC is composed of representatives from the Company.

The Company’s plans are exposed to various risks associated with pension plans, i.e., a sudden decrease in bond yields would lead to an increase in the present value of the defined benefit obligation. A sudden instability in the financial markets might also lead to a decrease in the fair value of plan assets held by the trust. Pension benefits in the US are not linked to inflation; however, higher inflation poses the risk of increased final salaries being used to determine benefits for active employees. There is also a risk that the duration of payments to retirees will exceed the life expectancy in mortality tables.

UK plans

The Company operates both defined benefit and defined contribution plans in the UK. All defined benefit plans in the UK are closed to future pension accrual.

The defined benefit plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided is defined by the Trust Deed & Rules and depends on members’ length of service and their salary. Pensions in payment are generally updated in line with the UK retail price index, subject to caps defined by the rules.

The plans’ assets are held in trusts and are invested in a diverse range of assets. The plans are governed by local regulations and responsibility for the governance of the plans lies with the Trustee Directors, who are appointed by the Company from its employees and from the plans’ members. Independent professional trustees sit on a number of the Boards.

83	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note G1, cont’d.

The plans remain exposed to various risks associated with defined benefit plans, e.g. a decrease in bond yields or increase in inflation would lead to an increase in the present value of the defined benefit obligation. Alternatively, the duration of payments to retirees could exceed the life expectancy assumed in the current mortality tables leading to an increase in liabilities. A sudden instability in the financial markets might also lead to a decrease in the fair value of the plans’ assets. The Company and Trustees’ aim is to reduce the plans’ exposure to the key risks over time.

Other plans

The Company also sponsors plans in other countries. The main plans are in Brazil and Ireland. The main pension plans in Brazil are wholly funded with a net surplus of assets. The plan in Ireland is a final salary pension plan and is partly funded. The plans are managed by corporate trustees with directors appointed partly by the local company and partly by the plan members. The trustees are independent from the local company and subject to the specific country’s pension laws.

Amount recognized in the Consolidated balance sheet

Amount recognized in the Consolidated balance sheet

	Sweden	US	UK	Other	Total
2019
Defined benefit obligation (DBO)	50,257	20,897	15,352	15,928	102,434
Fair value of plan assets	22,809	20,102	16,919	9,829	69,659
Deficit/surplus (+/–)	27,448	795	(1,567)	6,099	32,775
Plans with net surplus, excluding asset ceiling 1)	—	—	2,137	905	3,042

Provision for post-employment benefits 2)	27,448	795	570	7,004	35,817
2018
Defined benefit obligation (DBO)	44,845	21,059	12,374	12,042	90,320
Fair value of plan assets	21,912	19,899	14,385	8,126	64,322

Deficit/surplus (+/–)	22,933	1,160	(2,011)	3,916	25,998
Plans with net surplus, excluding asset ceiling 1)	—	—	2,246	476	2,722

Provision for post-employment benefits 2)	22,933	1,160	235	4,392	28,720

1)	Plans with a net surplus, i.e., where plan assets exceed DBO, are reported as Other financial assets, non-current, see note F3, “Financial assets, non-current.”

The asset ceiling increased during the year by SEK 452 million from SEK 381 million in 2018 to SEK 833 million in 2019.

2)	Plans with net liabilities are reported in the balance sheet as Post-employment benefits, non-current.

Total pension cost recognized in the Consolidated income statement

The costs for post-employment benefits within the Company are distributed between defined contribution plans and defined benefit plans, with a trend toward defined contribution plans.

Pension costs for defined contribution plans and defined benefit plans

	Sweden	US		UK		Other	Total
2019
Pension cost for defined contribution plans	953	456		132		1,193	2,734
Pension cost for defined benefit plans	1,704	(110	)1)	(47	)2)	889	2,436

Total	2,657	346		85		2,082	5,170
Total pension cost expressed as a percentage of wages and salaries							8.8%
2018
Pension cost for defined contribution plans	937	473		145		1,170	2,725
Pension cost for defined benefit plans	1,350	175		75		557	2,157

Total	2,287	648		220		1,727	4,882
Total pension cost expressed as a percentage of wages and salaries							9.2%
2017
Pension cost for defined contribution plans	1,096	473		173		1,228	2,970
Pension cost for defined benefit plans	1,824	168		38		592	2,622

Total	2,920	641		211		1,820	5,592
Total pension cost expressed as a percentage of wages and salaries							9.5%

1)	Negative cost due to settlement gain of SEK 258 million.
2)	Negative cost due to net interest income of SEK 461 million exceeding interest cost of SEK 394 million during the year.

84	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note G1, cont’d.

Change in the net defined benefit obligation

Change in the net defined benefit obligation

	Present value of obligation 20192)	Fair value of plan assets 2019	Total 2019		Present value of obligation 20182)	Fair value of plan assets 2018	Total 2018
Opening balance	90,320	(64,322)	25,998		87,645	(64,939)	22,706
Included in the income statement
Current service cost	1,977	—	1,977		1,602	—	1,602
Past service cost and gains and losses on settlements	(266)	—	(266	) 3)	100	—	100
Interest cost/income (+/–)	2,577	(1,938)	639		2,196	(1,912)	284
Taxes and administrative expenses	—	49	49		78	54	132
Other	(1)	2	1		(6)	2	(4)

	4,287	(1,887)	2,400	4)	3,970	(1,856)	2,114	4)
Remeasurements
Return on plan assets excluding amounts in interest expense/income	—	(5,758)	(5,758)		—	3,016	3,016
Actuarial gains/losses (–/+) arising from changes in demographic assumptions	(775)	—	(775)		(124)	—	(124)
Actuarial gains/losses (–/+) arising from changes in financial assumptions	12,443	—	12,443		261	—	261
Experience-based gains/losses (–/+)	(126)	—	(126)		(613)	—	(613)

	11,542	(5,758)	5,784		(476)	3,016	2,540
Other changes
Translation difference	2,079	(2,076)	3		2,659	(2,383)	276
Contributions and payments from:
Employers 1)	(1,183)	(321)	(1,504)		(984)	(513)	(1,497)
Plan participants	28	(26)	2		28	(21)	7
Payments from plans:
Benefit payments	(2,044)	2,044	—		(2,357)	2,357	—
Settlements	(2,722)	2,687	(35)		(145)	17	(128)
Business combinations and divestments	127	—	127		(20)	—	(20)

Closing balance	102,434	(69,659)	32,775		90,320	(64,322)	25,998

1)

The expected contribution to the plans is SEK 1.7 billion during 2020. In addition, there is a funding need of SEK 1 to 2 billion for the Swedish plan which can be met either by contributing cash or providing additional business mortgages as guarantee.

2)	The weighted average duration of DBO is 21.1 (20.3) years.
3)	Settlement gain of SEK 258 million is reported in Other financial expenses, see note F2, “Financial income and expenses.”
4)	Excluding the impact of the asset ceiling of SEK 36 million in 2019 and SEK 43 million in 2018.

Actuarial losses of SEK 12.4 billion from changes in financial assumption are attributable to the decrease in discount rates in the larger pension plans in Sweden, US and UK. Settlement payments are higher in the year due to a one-off partial settlement of liabilities in the US pension plan.

Present value of the defined benefit obligation

	Sweden	US	UK	Other	Total
2019
DBO, closing balance	50,257	20,897	15,352	15,928	102,434
Of which partially or fully funded	50,257	20,138	15,352	12,211	97,958
Of which unfunded	—	759	—	3,717	4,476
2018
DBO, closing balance	44,845	21,059	12,374	12,042	90,320
Of which partially or fully funded	44,845	20,372	12,374	9,292	86,883
Of which unfunded	—	687	—	2,750	3,437

85	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note G1, cont’d.

Asset allocation by asset type and geography

	Sweden	US	UK	Other	Total	Of which unquoted
2019
Cash and cash equivalents	1,319	1,013	1,309	86	3,727	0%
Equity securities	3,784	773	3,368	2,422	10,347	15%
Debt securities	11,969	17,050	10,994	4,774	44,787	7%
Real estate	4,489	—	169	550	5,208	100%
Investment funds	1,248	1,261	296	242	3,047	65%
Assets held by insurance company	—	—	—	1,404	1,404	100%
Other	—	5	783	351	1,139	6%

Total	22,809	20,102	16,919	9,829	69,659
Of which real estate occupied by the Company	—	—	—	—	—
Of which securities issued by the Company	—	—	—	—	—
2018
Cash and cash equivalents	935	585	1,416	88	3,024	0%
Equity securities	4,434	729	2,293	2,439	9,895	18%
Debt securities	10,642	17,329	9,410	3,485	40,866	23%
Real estate	4,228	—	154	229	4,611	100%
Investment funds	1,673	1,151	415	230	3,469	70%
Assets held by insurance company	—	—	—	1,289	1,289	100%
Other	—	105	697	366	1,168	33%

Total	21,912	19,899	14,385	8,126	64,322
Of which real estate occupied by the Company	—	—	—	—	—
Of which securities issued by the Company	—	—	—	—	—

Actuarial assumptions

Financial and demographic actuarial assumptions 1)

	2019	2018
Financial assumptions
Discount rate, Sweden	0.9%	1.5%
Discount rate, US	3.2%	4.3%
Discount rate, UK	2.1%	3.0%
Discount rate, weighted average of total	1.8%	2.6%
Demographic assumptions
Life expectancy after age 65 in years, weighted average	23	23

1)	Weighted average for the Group for disclosure purposes only. Country-specific assumptions were used for each actuarial calculation.

Actuarial assumptions are assessed on a quarterly basis. See also note A1, “Significant accounting policies” and note A2, “Critical accounting estimates and judgments.”

Sweden

The defined benefit obligation (DBO) has been calculated using a discount rate based on the yields of Swedish government bonds. IAS 19 Employee Benefits prescribes that if there is not a deep market in high-quality corporate bonds, the market yields on government bonds shall be applied for the pension liability calculation. As of December 31, 2019, the discount rate applied in Sweden was 0.9% (1.5%). If the discount rate had been based on Swedish covered bonds, the discount rate as of December 31, 2019 would have been 1.8% (2.5%). If these discount rates based on Swedish covered bonds had been applied for the pension liability calculation, the DBO at December 31, 2019 would have been approximately SEK 9.8 (9.5) billion lower.

US and UK

The defined benefit obligation has been calculated using a discount rate based on yields of high-quality corporate bonds, where “high-quality” has been defined as a rating of AA and above.

Total remeasurements in Other comprehensive income (loss) related to post-employment benefits

	2019	2018
Actuarial gains and losses (+/–)	(5,049)	(1,887)
The effect of asset ceiling	(398)	87
Swedish special payroll taxes	(735)	(653)

Total	(6,182)	(2,453)

Sensitivity analysis of significant actuarial assumptions

SEK billion	2019	2018
Impact on the DBO of an increase in the discount rate
Discount rate, Sweden +0.5%	(5.8)	(5.0)
Discount rate, US +0.5%	(1.1)	(1.0)
Discount rate, UK +0.5%	(1.7)	(1.3)
Discount rate, weighted average of total +0.5%	(10.0)	(8.3)
Impact on the DBO of a decrease in the discount rate
Discount rate, Sweden –0.5%	+6.6	+5.4
Discount rate, US –0.5%	+1.2	+1.1
Discount rate, UK –0.5%	+1.9	+1.5
Discount rate, weighted average of total –0.5%	+11.3	+9.2

86	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

G2 Information regarding members of the Board of Directors and Group management

Remuneration to the Board of Directors

Remuneration to members of the Board of Directors

SEK	Board fees	Number of synthetic shares/ portion of Board fee	Value at grant date of synthetic shares allocated in 2019	Number of previously allocated synthetic shares outstanding	Net change in value of synthetic shares 1)		Committee fees	Total fees paid in cash 2)	Total remuneration 2019
			A		B			C	(A+B+C)
Board member
Ronnie Leten	4,075,000	21,556/50%	2,037,473	30,969	(649,755)		375,000	2,412,500	3,800,218
Helena Stjernholm	1,020,000	5,395/50%	509,935	27,277	(100,441)		175,000	685,000	1,094,494
Jacob Wallenberg	1,020,000	8,093/75%	764,950	36,699	(160,079)		175,000	430,000	1,034,871
Jon Fredrik Baksaas	1,020,000	8,093/75%	764,950	24,277	(261,161)		200,000	455,000	958,789
Jan Carlson	1,020,000	8,093/75%	764,950	24,277	(261,161)		425,000	680,000	1,183,789
Nora Denzel	1,020,000	2,697/25%	254,920	10,604	(61,051)		425,000	1,190,000	1,383,869
Börje Ekholm	—	—	—	15,860	133,212		—	—	133,212
Eric A. Elzvik	1,020,000	2,697/25%	254,920	8,091	(87,036)		400,000	1,165,000	1,332,884
Kurt Jofs	1,020,000	8,093/75%	764,950	11,285	(239,854)		350,000	605,000	1,130,096
Kristin S. Rinne	1,020,000	2,697/25%	254,920	19,817	(45,036)		200,000	965,000	1,174,884
Employee Representatives
Torbjörn Nyman	25,500	—	—				15,000	40,500	40,500
Kjell-Åke Soting	25,500	—	—				15,000	40,500	40,500
Roger Svensson	25,500	—	—				10,500	36,000	36,000
Per Holmberg (deputy)	25,500	—	—				—	25,500	25,500
Anders Ripa (deputy)	25,500	—	—				—	25,500	25,500
Loredana Roslund (deputy)	25,500	—	—				—	25,500	25,500

Total	12,388,000	67,414	6,371,968	209,156	(1,732,362)		2,765,500	8,781,000	13,420,606	3)

Total	12,388,000	67,414	6,371,968	209,156	(1,595,205	)4)	2,765,500	8,781,000	13,557,763	3)

1)	The difference in value as of the time for payment, compared to December 31, 2018, for synthetic shares allocated in 2014 (for which payment was made in 2019).

The difference in value as of December 31, 2019 compared to December 31, 2018, for synthetic shares allocated in 2015, 2016, 2017 and 2018. Calculated on a share price of SEK 81.56.

The difference in value as of December 31, 2019, compared to grant date for synthetic shares allocated in 2019.

The value of synthetic shares allocated in 2015, 2016, 2017 and 2018 includes respectively SEK 3.70, SEK 1.00, SEK 1.00 and SEK 1.00 per share in compensation for dividends resolved by the Annual General Meetings 2016, 2017, 2018 and 2019 and the value of the synthetic shares allocated in 2014 includes dividend compensation for dividends resolved in 2015, 2016, 2017 and 2018.

2)	Committee fee and cash portion of the Board fee.
3)	Excluding social security charges in the amount of SEK 2,706,907.
4)

Including synthetic shares previously allocated to the former Directors Kristin Skogen Lund and Sukhinder Singh Cassidy. For these synthetic shares, the net change in value corresponds to the difference in value as of the time for payment compared to December 31, 2018.

Comments to the table

•	The Chair of the Board was entitled to a Board fee of SEK 4,075,000 and a fee of SEK 200,000 as Chair of the Finance Committee and a fee of SEK 175,000 as member of the Remuneration Committee.

•	The other Directors elected by the Annual General Meeting were entitled to a fee of SEK 1,020,000 each. In addition, the Chair of the Audit and Compliance Committee was entitled to a fee of SEK 400,000 and the other non-employee members of the Audit and Compliance Committee were entitled to a fee of SEK 250,000 each. The Chairs of the Finance, Remuneration and Technology and Science Committees were entitled to a fee of SEK 200,000 each and the other non-employee members of these Committees were entitled to a fee of SEK 175,000 each.

•	Members of the Board, who are not employees of the Company, have not received any remuneration other than the fees and synthetic shares as above. None of the Directors have entered into a service contract with the Parent Company or any of its subsidiaries, providing for termination benefits.

•	Members and deputy members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees and a fee to the employee representatives and their deputies of SEK 1,500 per attended Board meeting and Committee meeting.

•	The Annual General Meeting 2019 resolved that non-employee Directors may choose to receive the Board fee (i.e., exclusive of Committee fee) as follows: i) 25% of the Board fee in cash and 75% in the form of synthetic shares, with a value corresponding to 75% of the Board fee at the time of allocation, ii) 50% in cash and 50% in the form of synthetic shares, or iii) 75% in cash and 25% in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program and receive 100% of the Board fee in cash. Committee fees are always paid in cash.

The number of synthetic shares allocated is based on a volume-weighted average of the market price of Ericsson Class B shares on Nasdaq Stockholm during the five trading days immediately following the publication of Ericsson’s interim report for the first quarter 2019; SEK 94,52. The number of synthetic shares is rounded down to the nearest whole number of shares. The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which resolved on the synthetic share program, i.e., in 2024. The amount payable shall be determined based on the volume-weighted average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statement. Synthetic shares were allocated to members of the Board for the first time in 2008 and have been allocated annually since then on equal terms and conditions. Payment based on synthetic shares allocated in 2014 occurred in 2019. The amounts paid in 2019 under the synthetic share programs were determined based on the volume-weighted average price for shares of Class B on Nasdaq Stockholm during the five trading days immediately following the publication of the year-end financial statements for 2018: SEK 80.01 and totalled SEK 1,591,237 excluding social security charges. The payments made do not constitute a cost for the Company in 2019. The Company’s costs for the synthetic shares have been disclosed each year and the net change in value of the synthetic shares for which payment was made in 2019, is disclosed in the table “Remuneration to members of the Board of Directors” on page 91. The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As of December 31, 2019, the total outstanding number of synthetic shares under the programs is 276,570 and the total accounted debt is SEK 22,985,528.

87	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note G2, cont’d.

Remuneration to the Group management

The Company’s costs for remuneration to the Group management are the costs recognized in the income statement during the fiscal year. These costs are disclosed under Remuneration costs.

Costs recognized during a fiscal year in the income statement are not fully paid by the Company at the end of the fiscal year. The unpaid amounts that the Company has in relation to the Group management are disclosed under Outstanding balances.

Guidelines for remuneration to Group management 2019

For Group management consisting of the Executive Team (ET), including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits. The following guidelines apply to the remuneration of the Executive Team:

•	Variable compensation is in cash and stock-based programs awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include share-price related or financial targets at either Group or unit level, operational targets, employee engagement targets or customer satisfaction targets.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account.

•	By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

•	The standard mutual notice period is no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

•	On a case to case basis, the mutual notice period can be increased to no more than 12 months in which case there will be a corresponding reduction in severance pay (where applicable). In all circumstances, fixed salary during the notice period plus any severance pay payable will not together exceed an amount equivalent to the individual’s 24 months fixed salary.

Remuneration costs

The total remuneration to the President and CEO and to other members of the Group management, consisting of the ET, includes fixed salary, short- and long-term variable compensation, pension and other benefits. These remuneration elements are based on the guidelines for remuneration to Group management as approved by the Annual General Meeting (AGM) of shareholders held in 2019: see the approved guidelines in the previous section Guidelines for remuneration to Group management 2019.

Remuneration costs for the President and CEO and other members of Executive Team (ET)

SEK	President and CEO 2019	President and CEO 2018	Other members of ET 2019	Other members of ET 2018	Total 2019	Total 2018
Salary 1)	16,299,080	15,362,592	86,342,359	87,557,407	102,641,439	102,919,999
Termination benefits	—	—	—	8,977,037	—	8,977,037
Annual variable remuneration provision earned for the year	—	—	28,289,319	26,041,833	28,289,319	26,041,833
Long-term variable compensation provision 2)	31,491,325	18,351,265	31,149,752	16,549,282	62,641,077	34,900,547
Pension costs 3)	8,284,891	7,890,372	33,389,234	31,776,195	41,674,125	39,666,567
Other benefits	600,572	424,513	21,765,983	11,785,239	22,366,555	12,209,752
Social charges and taxes 4)	17,807,558	13,205,431	43,244,590	44,565,230	61,052,148	57,770,661

Total	74,483,426	55,234,173	244,181,237	227,252,223	318,664,663	282,486,396

1)	Includes compensation for unused vacation days.
2)	Includes pro-rated long-term variable compensation provisions for other members of ET for the individuals who left ET during the year.
3)	Includes cash payments to the President and CEO in lieu of defined contribution payment in a cost neutral way to Ericsson.
4)	Social charges and taxes for other members of ET 2018 adjusted due to clerical error.

Comments to the table

•	Fredrik Jejdling was appointed as Executive Vice President by the Board of Directors effective November 7, 2017. He did not substitute the President and CEO as the deputy to the President and CEO in 2019. Information regarding Fredrik Jejdling is included in the group “Other members of ET.

•	The group Other members of ET comprises of the following persons: MajBritt Arfert, Arun Bansal, Xavier Dedullen, Erik Ekudden, Niklas Heuveldop, Chris Houghton, Fredrik Jejdling, Jan Karlsson, Peter Laurin, Carl Mellander, Nunzio Mirtillo, and Åsa Tamsons. In addition, Stella Medlicott joined ET on June 10, 2019 and Fadi Pharaon joined ET on September 1, 2019, Helena Norrman (left ET effective June 10, 2019 and Ericsson June 30, 2019 by resignation) and Rafiah Ibrahim (left ET effective August 31, 2019).

•	The salary stated in the table for the President and CEO and other members of the ET includes vacation pay paid during 2019 as well as other contracted compensation expenses in 2019.

•	“Long-term variable compensation provision” refers to the compensation costs for all outstanding share-based plans for full year 2019 and includes pro-rated long-term variable compensation provisions for other members of ET for the individuals who left ET during the year.

Outstanding balances

The Company has recognized the following liabilities relating to unpaid remunerations in the Balance sheet:

•	Ericsson’s commitments for defined benefit based pensions as of December 31, 2019, for other members of ET under IAS 19 amounted to 2019: SEK 44.6 million, 2018: 56.0 million of which 2019: SEK 32.6 million, 2018: SEK 45.2 million refers to the ITP and early retirement, and the remaining 2019: SEK 11.9 million, 2018 SEK 10.9 million to disability and survivors’ pensions. The President and CEO does not have a Swedish defined benefit based pension plan, hence, Ericsson bears no commitment.

•	For previous Presidents and CEOs, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

88	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

G3 Share-based compensation

Accounting treatment of Long-Term Variable Compensation Programs

In note A1,” Significant accounting policies”, the overall accounting policies for share-based payments within the Company are disclosed. In summary:

•	For share-settled plans, the total compensation expense is calculated based on the fair value (FV) at grant date and recognized over the service period of three years.

•	For the cash-settled plans the accounting principles are the same as for any other accruals or provisions. Prior to payout an accrual or provision is recognized every period based on the present period’s best estimate of the total amount. Any difference between total payout and the sum of accruals of provisions is recognized in the income statement in the period of final payout.

Long-Term Variable Compensation

All long-term variable compensation programs have been designed to form a part of a well-balanced total remuneration package and in general to span over a minimum of three years (vesting period). As these are variable compensation programs, the outcomes cannot be predicted when the programs are introduced and rewards depend on long-term personal commitment, corporate performance and the share price performance.

Following discontinuation of the previous long-term variable compensation programs at the end of 2016, the Company introduced the new Long-Term Variable Compensation Program (LTV) for the Executive Team (ET), the new Executive Performance Plan (EPP) for senior managers and the Key Contributor Plan (KC Plan) for key employees as integral parts of its remuneration strategy starting from 2017.

All new programs are share-based payment programs as defined by IFRS 2 “share-based payment,” either share- or cash-settled.

Share-Settled Programs

Long-Term Variable Compensation Program for the Executive Team

The Long-Term Variable Compensation Program for the ET is designed to provide long-term incentives for members of the ET and to incentivize the Company’s performance creating long-term value. These are share-settled plans as defined by IFRS 2.

Awards under LTV (Performance Share Awards) are granted to the participants, provided that certain performance conditions are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (performance period). Allotment of shares pursuant to Performance Share Awards are subject to the achievement of challenging performance criteria which are defined specific to each year’s program when the program is introduced.

Which portion, if any, of the Performance Share Awards for LTV will vest is determined at the end of the relevant performance period based on the satisfaction of the predetermined performance criteria for that year’s LTV program. The performance criteria for the currently running LTV and EPP are summarized in the below table along with the satisfaction and achieved vesting levels for the ones which the performance period have lapsed. It is generally required that the participant retains his or her employment over a period of three years from the date of grant of awards (service period) to be eligible for receiving the performance awards.

Provided that the performance criteria have been met during the performance period and that the participant has retained his or her employment (unless special circumstances are at hand) during the service period, allotment of vested shares will take place as soon as practicably possible following the expiration of the vesting period.

When determining the final vesting level of Performance Share Awards, the Board of Directors examines whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, reserves the right to reduce the vesting level to a lower level deemed appropriate.

In the event delivery of shares to the participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors is entitled to decide that participants may, instead, be offered cash settlement.

All major decisions relating to outcome of LTV are taken by the Remuneration Committee, with approval by the full Board of Directors as required.

LTV and EPP performance criteria

Program Year	Target	Criteria	Weight	Performance Period	Vesting Opportunity (linear pro-rata)	Achievement	Achieved Vesting Level
2019	2019 Group operating income	Range (SEK billion): 10.0–20.0	50%	Jan 1, 2019—Dec 31, 2019	0%–200%	SEK 20.4 billion 2)	200%
2019	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2019—Dec 31, 2021	0%–200%
2019	Relative TSR 1)	Ranking of Ericsson: 7–2	20%	Jan 1, 2019—Dec 31, 2021	0%–200%
2019 Total			100%		0%–200%
2018	2018 Group operating income	Range (SEK billion): 4.6–9.6	50%	Jan 1, 2018—Dec 31, 2018	0%–200%	SEK 11.5 billion 3)	200%
2018	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2018—Dec 31, 2020	0%–200%
2018	Relative TSR 1)	Ranking of Ericsson: 7–2	20%	Jan 1, 2018—Dec 31, 2020	0%–200%
2018 Total			100%		0%–200%
2017	Absolute TSR	Range: 6%–14%	50%	Jan 1, 2017—Dec 31, 2019	0%–200%	21.34%	200%
2017	Relative TSR 1)	Ranking of Ericsson: 12–5	50%	Jan 1, 2017—Dec 31, 2019	0%–200%	5.45 out of 18	191.04%
2017 Total			100%		0%–200%		195.52%

1)

The portion of the performance share awards granted to a participant based on the relative TSR performance condition is subject to fulfilment of the related performance criteria over the performance period compared to Peer Groups consisting of 12 companies for the program years 2019 and 2018, and 18 companies for the program year 2017. The vesting of the performance share awards under this performance condition will vary depending on the Company’s TSR performance ranking versus the other companies in the peer group at the end of the performance period.

2)	Excludes fines and similar related to the United States Department of Justice (DOJ) / Securities and Exchange Commission (SEC) investigation.
3)	Excludes restructuring charges and the provisions taken in Q4 2018 related to the revised BSS strategy.

89	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note G3, cont’d.

2019 Long-Term Variable Compensation Program for the Executive Team (LTV 2019)

LTV 2019 was approved at the AGM 2019 and includes a total of 14 ET members in 2019, including the President and CEO, but excluding Helena Norrman who was not granted LTV 2019 due to her resignation, and Stella Medlicott and Fadi Pharaon who carried over their EPP entitlements for 2019 after their appointments to the ET.

The participants were granted Performance Share Awards on May 18, 2019. The value of the underlying shares in respect of the Performance Share Award made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Award entitles was calculated as the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2019.

Following evaluation of the previously introduced Long-Term Variable Compensation Programs, the Board of Directors decided to use the same performance criteria for LTV 2019 as the ones used for LTV 2018 in order to secure continuity and consistency in supporting achievement of the Company’s 2020 targets. Hence again a one-year Group operating income target measured over the period January 1, 2019 to December 31, 2019 was included as a performance condition for LTV 2019 in addition to the standard three-year total shareholder return (TSR) performance conditions, which were also used for LTV 2018 and LTV 2017.

The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2019 to December 31, 2021 (the performance period).

The performance criteria for LTV 2019 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2019 under Item 17.

The Board of Directors resolved on the achieved vesting level for the 2019 Group operating income performance criteria as 200% for this portion of the performance share awards granted based on a 2019 Group operating income outcome excluding fines and similar related to the United States Department of Justice (DOJ) / Securities and Exchange Commission (SEC) investigation.

2018 Long-Term Variable Compensation Program for the Executive Team (LTV 2018)

LTV 2018 was approved by the AGM 2018 and includes all members of the ET, a total of 14 employees in 2018, including the President and CEO, but excluding Ulf Ewaldsson, Elaine Weidman-Grunewald and Nina Macpherson who left the ET prior to the award grant date of May 18, 2018, and Jan Karlsson who carried over his EPP entitlement for 2018 after his appointment to the ET.

The participants were granted Performance Share Awards on May 18, 2018. The value of the underlying shares in respect of the Performance Share Award made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The maximum value of underlying shares in respect of the Performance Share Awards made to the ET members other than the President and CEO were increased from 22.5% in 2017 to between 30% and 70% of participants’ respective base salaries at the time of grant in 2018. The increases were approved at the AGM 2018 with the intention to increase the long-term focus and alignment with the long-term expectations of the shareholders. The share price used to calculate the number of shares to which the Performance Share Award entitles was calculated as the volume weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2018.

Following continuous evaluation of the Long-Term Variable Compensation Programs a one-year Group operating income target was added to LTV 2018 measured over the period January 1, 2018 to December 31, 2018, to support achieving the Company’s 2020 targets, in addition to the three-year targets relating to total shareholder return (TSR), which were also used for LTV 2017.

The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2018 to December 31, 2020 (the performance period).

The performance criteria for LTV 2018 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2018 under Item 17.

The Board of Directors resolved on the achieved vesting level for the 2018 Group operating income performance criteria as 200% for this portion of the performance share awards granted based on a 2018 Group operating income outcome excluding restructuring charges and the provisions taken in Q4 2018 related to the revised BSS strategy.

2017 Long-Term Variable Compensation Program for the Executive Team (LTV 2017)

LTV 2017 was approved at the AGM 2017 and includes all members of the ET, a total of 16 employees in 2017, including the President and CEO.

The participants were granted Performance Share Awards on May 18, 2017. The value of the underlying shares in respect of the Performance Share Award made to the President and CEO was 180% of the annual base salary, and for other participants 22.5% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Award entitles was calculated as the volume-weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2017.

Absolute and relative TSR development for the Ericsson B share over the period January 1, 2017 to December 31, 2019 (the performance period) were the two performance criteria used for LTV 2017.

The performance criteria for LTV 2017 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2017 under Item 17.

The Board of Directors resolved on the achieved vesting levels for the absolute and relative TSR development performance criteria as 200% and 191.04% respectively based on the achievement results of 21.34% absolute TSR and 5.45th ranking for relative TSR, which resulted in an overall achieved vesting level of 195.52% for LTV 2017 as illustrated in the table LTV and EPP Performance Criteria on the prior page.

The total number of maximum shares required and the related total compensation expenses for the currently running share-settled long-term variable compensation programs for the President and CEO and the ET are summarized in the table below.

LTV share-settled programs for the President and CEO and the Executive Team

	Long-term variable compensation programs							Of which the President and CEO
Plan (million shares)	LTV 2019		LTV 2018		LTV 2017	Total		LTV 2019	LTV 2018	LTV 2017	Total
Maximum shares required	3.0		3.0		3.0	9.0		—	—	—	—
Granted shares	0.6		0.8		0.7	2.1		0.3	0.4	0.4	1.1
Outstanding number of shares beginning of 2019	—		1.2		0.7	1.9		—	0.6	0.4	1.0
Exercised during 2019	—		—		—	—		—	—	—	—
Forfeited during 2019	—		—		—	—		—	—	—	—
Increase due to performance condition 2019	0.3		—		0.6	0.9		0.1	—	0.5	0.6
Outstanding number of shares end of 2019	0.9		1.2		1.3	3.4		0.4	0.6	0.9	1.9
Compensation expense charged during 2019 (SEK million)	17.3	1)	27.4	1)	13.3	58.0	2)	8.0	13.7	9.8	31.5	3)

1)	Compensation expense for LTV 2019 adjusted for Group operating income target with performance fulfilment of 200%.
2)	Total compensation cost charged during 2018: SEK 32.6 million, 2017: SEK 9.9 million.
3)	Compensation cost charged for the president and CEO during 2018: SEK 18.4 million, 2017: SEK 6.1 million.

90	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note G3, cont’d.

Compensation expense of Long-Term Variable Compensation Programs for the Executive Team

The total compensation expense for the share-settled long-term variable compensation programs for the President and CEO and the ET during 2019 were SEK 58 million as shown in the table above. The compensation expense is based on FV and the number of shares. The FV for the ET LTV programs are including adjustments for absolute and relative TSR development performance criteria at the grant date, using a Monte Carlo model, which uses a number of inputs, including expected dividends, expected share price volatility and the expected period to exercise. The performance criteria of the LTV program is also based on the outcome of the Group operating income as per fiscal years 2019 and 2018. The FV for the Group operating income performance criteria is calculated as the share price at grant date, reduced by the net present value of the dividend expected during the three-year vesting period. For the performance criteria the number of shares are adjusted in relation to the achievement level of the performance criteria at the end of the performance period. The FV per performance criteria and program is shown in the table below.

Fair value share-settled programs

	Executive team programs
(SEK)	LTV 2019	LTV 2018	LTV 2017
Fair value Absolute TSR	91.93	80.40	54.40
Fair value Relative TSR	94.98	78.66	76.95
Fair value Group operating income	86.94	62.93	—

Cash-Settled Plans

Executive Performance Plans (EPP)

The Executive Performance Plan (EPP) is a cash-settled plan which uses the same performance criteria as the ones under the respective year’s long-term variable compensation program for the ET.

Senior managers, except for the members of the ET, are selected as participants to EPP annually through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles. The number of senior managers selected as participants in EPP for 2019, 2018 and 2017 were 161, 171 and 452 respectively.

There are two award levels at 15% and 22.5% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV. The three-year vesting period is the same as for the LTV. The vesting level of the award is subject to the achievement of the same performance criteria over the same performance period defined for the respective year and generally requires that the participant retains his or her employment over the vesting period. At the end of the vesting period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares at Nasdaq Stockholm at the payout date, and this final amount is paid to the participant in cash gross before tax.

Key Contributor Plans (KC Plans)

The KC Plan is a cash-settled retention plan. Employees, except for senior managers and the members of the ET, are selected as participants to KC Plan annually through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles. Participants are assigned a potential award based on a percentage of their annual gross salary, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV.

The KC Plan is a retention plan, therefore there are no performance criteria for vesting of awards. In general, there is a three-year service period for receiving the award in full and the award is subject only to continued employment during the service period. The value of each synthetic share is driven by the absolute share price performance of Ericsson B shares during the service period. At the end of the service period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares Nasdaq Stockholm at the payout date, and this final amount is paid to the participant in cash gross before tax.

Key Contributor Plan 2019 (KC Plan 2019)

6,941 employees were selected to participate in KC Plan 2019. There are three award levels at 10%, 25% and 30% of the participants’ annual gross salary. The total service period is three years, however the payout is distributed over the entire service period with staggered payments according to the below schedule:

•	25% of the award to be paid at the end of the first year,

•	25% of the award to be paid at the end of the second year, and

•	the remaining 50% of the award to be paid at the end of the third year.

From an accounting perspective the plans with three staggered payments are seen as three separate tranches. The tranches are accounted for as separate awards and accrued in parallel with the same grant date but different vesting dates. Due to this the cost for the KC Plan 2019 is front-end loaded. The accounting model is referred to as staged vesting.

Key Contributor Plan 2018 (KC Plan 2018)

5,886 employees were selected to participate in KC Plan 2018. There are two award levels at 10% and 25% of the participants’ annual gross salary. The total service period is three years and the awards are paid at the end of the full service period.

Cash-settled plans

	Executive performance plan					Key contributor plan					Total cash settled- plans
Plan	EPP 2019	EPP 2018	EPP 2017	Total		KC 2019	KC 2018	KC 2017	Total		Total
Number of participants	161	171	452	—		6,941	5,886	6,876	—		—
Number of synthetic shares (million shares)	0.7	1.2	1.7	3.6		8.7	8.7	9.7	27.1		30.7
Compensation cost year 2019 (SEK million)	11.6	52.8	116.0	180.4	1)	248.0	245.2	272.3	765.5	2)	945.9	3)

1)	Total compensation cost charged during 2018: EPP SEK 130.5 million, 2017: EPP SEK 31.4 million.
2)	Total compensation cost charged during 2018: KC SEK 478.8 million, 2017: KC SEK 138.6 million.
3)	Total compensation cost charged during 2018: SEK 609.3 million, 2017: SEK 170 million.

91	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note G3, cont’d.

Key Contributor Plan 2017 (KC Plan 2017)

6,876 employees were selected to participate in KC Plan 2017. There are two award levels at 10% and 25% of the participants’ annual gross salary. The total service period is three years and the awards are paid at the end of the full service period.

Compensation expense of Cash-settled Plans

The total compensation expenses for the EPP and the KC Plans during 2019 were SEK 180.4 million and SEK 765.5 million respectively as shown in the table Cash-settled plans. The total provision for the cash-settled plans amounted to SEK 1,941 million (including social charges of 216 million) at the end of 2019. The compensation expense is based on the FV and the number of synthetic shares allocated. The FV for the cash-settled plans are shown in the table Fair value cash-settled plans below.

Fair value cash-settled plans

	Executive performance plans
(SEK)	EPP 2019	EPP 2018	EPP 2017
Fair value Absolute TSR	69.86	147.77	173.59
Fair value Relative TSR	86.50	130.14	161.80
Fair value Group operating income	83.14	85.28	—

	Key contributor plans
	KC 2019	KC 2018	KC 2017
Fair value – T1	86.27	—	—
Fair value – T2	84.69	—	—
Fair value – T3	83.14	—	—
Fair value	—	85.28	86.87

The FV for the EPP is including adjustments for absolute and relative TSR performance criteria, using a Monte Carlo model, which uses a number of inputs, including expected dividends, expected share price volatility and the expected period to exercise. The FV for the Group operating income performance criteria is the share price reduced by the net present value of the dividend expected during the vesting period. This performance condition is based on the outcome of the Group operating income performance criteria as per fiscal year 2019 and 2018 and adjusts the number of synthetic shares.

The FV for the KC Plans are the share price reduced by the net present value of the dividend expected during the vesting period. For KC Plan 2019 the FV differ based on the three different vesting periods.

The Stock Purchase Plan (SPP)

The SPP was a share-settled plan designed to offer an incentive for all employees to participate in the Company’s long-term variable compensation program where practicable. Under SPP employees were able to save up to 7.5% of their gross fixed salary for purchase of Ericsson B contribution shares at market price on NASDAQ Stockholm or American Depositary Shares (ADSs) on Nasdaq New York (contribution shares) during a twelve-month period (contribution period). If the contribution shares were retained by the employee for three years after the investment and their employment with the Ericsson Group continued during that time, then the employee’s shares are to be matched with a corresponding number of Ericsson B shares or ADSs free of consideration. Employees in 100 countries participated in the SPP.

The table below shows the contribution period and participation details for the only open SPP from 2016 as of December 31, 2019.

Stock Purchase Plans

Plan	Contribution period	Number of participants at launch	Take-up rate – percent of eligible employees
Stock Purchase plan 2016	August 2016 – July 2017	31,500	29%

The total cost of SPP for the three years of service is based on the number of shares that vest, due to savings and calculated based on the FV of the shares as defined at grant date.

The Key Contributor Retention Plan

The Key Contributor Retention Plan was part of Ericsson’s talent management strategy and was designed to give recognition for performance, critical skills and potential as well as to encourage retention of key employees. Under the program, up to 10% of the employees were selected through a nomination process that identified individuals according to performance, critical skills and potential. Participants selected obtained one extra matching share in addition to the ordinary one matching share for each Contribution Share purchased under SPP during a twelve-month period.

Since no SPP was proposed after 2016, the cash based KC Plan described above was introduced replacing the Key Contributor Retention Plan.

The accounting treatment for the Key Contributor Retention Plan is the same as for SPP, however these employees receive two additional shares for each share invested.

The Executive Performance Stock Plan (EPSP)

The EPSP was a share-settled program. Senior managers, including the members of the ET, were selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under SPP. Up to 0.5% of employees were offered participation in EPSP. The performance targets were linked to growth of net sales, operating income and cash conversion and each accounted for one third of the total performance matching shares

The table below shows the performance targets for the only open EPSP from 2016 as of December 31, 2019.

Executive Performance Stock Plan targets

	Base year value SEK billion	Year 1	Year 2	Year 3
2016
	Compound annual growth rate of
Growth (net sales growth)	246.9			2%–6%
Margin	Compound annual growth rate of
(operating income growth)1)	24.8			5%–15%
Cash flow (cash conversion)	—	≥70%	≥70%	≥70%

1) Excluding extraordinary restructuring charges.

With all three years of 2016 EPSP completed the Board of Directors resolved the results of the performance targets as below:

•	Growth (compound annual net sales growth rate) was –5.13% which was below the threshold and resulted in no vesting for the portion of the award subject to this target.

•	Margin (compound annual operating income growth rate) was –28.00% which was below the threshold and resulted in no vesting for the portion of the award subject to this target.

•	Cash flow (cash conversion) was met, which resulted in vesting of 66.67% of the portion of the award subject to this target.

92	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note G3, cont’d.

•	Accordingly, the 2016 EPSP vested at 22.22% of maximum matching.

Since no SPP was proposed after 2016, the share-based LTV were introduced for the members of the ET with the approval of relevant AGM replacing EPSP. For the senior managers, the cash-based EPP were introduced replacing EPSP. The LTV and the EPP are described above.

EPSP was a share-settled stock purchase plan with performance conditions. The total cost for EPSP for the three years of service is based on the number of shares that vest, due to fulfillment of targets and savings. The costs are calculated based on the FV of the shares as defined at grant date.

Maximum Outstanding Matching Rights

The table below shows the maximum outstanding matching rights for the President and CEO and the other members of the ET under the only currently open SPP and EPSP from 2016 as of December 31, 2019.

Maximum outstanding matching rights

As of December 31, 2019	The President	Other members
Number of Class B shares	and CEO	of the ET
Stock Purchase Plans 2016
Executive Performance Stock Plans 2016	—	40,650

Comments to the table

•	For the definition of matching rights, see the descriptions in sections “The Stock Purchase Plan (SPP)”, “The Key Contributor Retention Plan” and “The Executive Performance Stock Plan (EPSP)”.

•	Vesting result of 22.22% of maximum matching is included for the 2016 EPSP.

•	During 2019, no matching shares were received by President and CEO since Börje Ekholm is not entitled for 2016 SPP and 2016 EPSP. – During 2019, other members of the ET received 59,845 matching shares.

Shares for LTV 2015–2016

		Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans
Plan (million shares)		2016		2015		Total
Originally designated	A	21.6		23.5		45.1
Outstanding beginning of 2019	B	18.7		9.5		28.2
Awarded during 2019	C	—		—		—
Exercised/matched during 2019	D	5.5		9.4		14.9
Forfeited/expired during 2019	E	2.3		0.1		2.4
Outstanding end of 2019 1)	F=B+C-D-E	10.9		—		10.9
Compensation costs charged during 2019 (SEK million) 3)	G	256.0	2)	61.4	2)	317.4

1)

Shares under the Executive Performance Stock Plans were based on the fact that the 2016 plan came out at 22%, in casu 78% lapsed and that the 2015 plan vested for 22% and lapsed for 78%. For the other ongoing plans, cost is estimated.

2)

Fair value is calculated as the share price on the investment date, reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party.

3)	Total compensation costs charged during 2018: SEK 645 million, 2017: SEK 876 million.

Shares for LTV 2015–2016 and LTV 2017

LTV 2015–2016 and LTV 2017 are funded with treasury stock and are equity settled. Treasury stock for all plans has been issued in directed cash issues of Class C shares at the quotient value and purchased under a public offering at the subscription price plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all these plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the Nasdaq Stockholm to cover social security payments when arising due to matching/vesting of shares. During 2019, 2,278,800 shares were sold at an average price of SEK 86.59. Sales of shares are recognized directly in equity.

If, as of December 31, 2019, all shares allocated for future matching/vesting under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching/vesting, approximately 13 million Class B shares would be transferred, corresponding to 0.4% of the total number of shares outstanding, 3,314 million shares not including treasury stock. As of December 31, 2019, approximately 20 million Class B shares were held as treasury stock.

The table above shows how shares (representing matching rights but excluding shares for social security expenses) are being used for all outstanding stock purchase plans, key contributor retention plans and executive performance stock plans. From up to down the table includes (A) the number of shares originally approved at the Annual General Meeting; (B) the number of originally designated shares that were outstanding at the beginning of 2019; (C) the number of shares awarded during 2019; (D) the number of shares matched during 2019; (E) the number of shares forfeited by participants or expired under the plan rules during 2019; and (F) the balance left as outstanding at the end of 2019, having deducted the shares related to awards matched, forfeited and expired, to the shares outstanding at the beginning of the year. The final row (G) shows the compensation costs charged to the accounts during 2019 for each plan.

Option agreements

Prior to taking office as President and CEO of Ericsson, Board member Börje Ekholm entered into an option agreement in 2016 with Investor AB and AB Industrivärden, shareholders of Ericsson. Each of these two shareholders has issued 1,000,000 call options to Börje Ekholm on market terms (valuation conducted, using the Black & Scholes model, by an independent third party). Under the agreements, Börje Ekholm has purchased in total 2,000,000 call options, issued by the shareholders, for a purchase price of SEK 0.49 per call option. Each call option entitles the purchase of one Ericsson B share from the shareholders at a strike price of SEK 80 per share (to be recalculated to neutralize the effects of dividend payments during the option period) during one year after a seven-year period. Due to the fact that the call options were purchased on market terms as described above, no compensation expense has been recognized by the Company and will not be recognized during the remaining part of the seven-year period.

In 2019 Investor AB, shareholder of Ericsson, made an offer to the Board Chairs of its listed core investment to purchase call options relating to shares in the respective core investment. Following this offer, Ronnie Leten, Chair of the Board of Directors, entered into such a call option agreement with Investor AB with respect to Class B share of Telefonaktiebolaget LM Ericsson. Under the agreement, Investor AB has issued 128,452 call options to Ronnie Leten on market terms (valuation conducted, using the Black & Scholes model, by an independent third party) and Ronnie Leten has purchased these call options for a purchase price of SEK 15.57 per call option. Each call option entitles the purchase of one Ericsson B share from Investor AB at a strike price of SEK 87.97 per share (to be recalculated to neutralize the effects of dividend payments during the option period) during one year after a four-year period starting February 5, 2019. Due to the fact that the call options were purchased on market terms as described above, no compensation expense has been recognized by the Company and will not be recognized during the remaining part of the period.

93	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

G4 Employee information

Employee numbers, wages and salaries

Average number of employees by gender and market area

	2019			2018
	Women	Men	Total	Women	Men	Total
South East Asia, Oceania and India	4,821	19,230	24,051	4,740	18,957	23,697
North East Asia	4,376	9,003	13,379	4,024	8,375	12,399
North America	1,980	7,381	9,361	2,057	7,520	9,577
Europe and Latin America 1) 2)	10,180	33,262	43,442	11,627	36,290	47,917
Middle East and Africa	739	3,531	4,270	700	3,553	4,253

Total	22,096	72,407	94,503	23,148	74,695	97,843
1) Of which in Sweden	2,723	9,324	12,047	3,059	9,976	13,035
2) Of which in EU	8,069	26,257	34,326	8,918	27,590	36,508

Number of employees by market area at year-end

		2019	2018
South East Asia, Oceania and India		24,559	23,959
North East Asia		13,783	12,788
North America		9,643	9,727
Europe and Latin America 1) 2)		47,135	44,621
Middle East and Africa		4,297	4,264

Total		99,417	95,359

1) Of which in Sweden		12,730	12,502
2) Of which in EU		37,989	35,268

Number of employees by gender and age at year-end 2019

	Women	Men	Percent of total
Under 25 years old	1,258	2,179	3%
25–35 years old	9,726	24,871	35%
36–45 years old	6,989	25,139	32%
46–55 years old	4,775	16,884	22%
Over 55 years old	1,659	5,937	8%

Percent of total	25%	75%	100%

Employee movements

		2019	2018
Headcount at year-end		99,417	95,359
Employees who have left the Company		11,078	16,630
Employees who have joined the Company		15,136	11,254
Temporary employees		582	560

Wages and salaries and social security expenses

(SEK million)	2019	2018
Wages and salaries	58,620	53,298
Social security expenses	14,043	13,863
Of which pension costs	5,170	4,882

Amounts related to the President and CEO and the Executive Leadership Team are included in the table above.

Remuneration to Board members and Presidents in subsidiaries

(SEK million)	2019	2018
Salary and other remuneration	369	273
Of which annual variable remuneration	83	28
Pension costs 1)	25	25

1)	Pension costs are over and above any social security charges and taxes.

Board members, Presidents and Group management by gender at year end

	2019		2018
	Women	Men	Women	Men
Parent Company
Board members and President	23%	77%	23%	77%
Group Management	20%	80%	27%	73%
Subsidiaries
Board members and Presidents	19%	81%	19%	81%

94	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Section H – Other

H1 Taxes

The Company’s tax expense for 2019 was SEK –6,922 (–4,813) million or 79,0% (–329.1%) of income after financial items. The tax rate may vary between years depending on business and geographical mix. Items reported for income taxes include a reasonable estimate of the impact of the material aspects of the Swedish tax rate reduction which was signed into law on June 14, 2018, on the deferred tax assets and liabilities. The law reduces the corporate income tax from 22% to 21.4% from January 1, 2019, and to 20.6% from January 1, 2021.

Income taxes recognized in the income statement

	2019	2018	2017
Current income taxes for the year	(2,564)	(5,513)	(4,168)
Current income taxes related to prior years	(2,237)	(392)	83
Deferred tax income/expense (+/–)	(2,116)	1,097	7,613
Share of taxes in joint ventures and associated companies	(5)	(5)	(3)

Tax expense/benefit	(6,922)	(4,813)	3,525

A reconciliation between reported tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 21.4%, on the consolidated income before taxes, is shown in the table below.

The Company has implemented IFRIC 23, which requires quarterly assessments of uncertain tax positions. Prior year tax adjustment includes uncertain tax position considerations.

Tax effects of non-deductible expenses includes the effect of the SEC and DOJ payment.

Reconciliation of Swedish income tax rate with effective tax rate

	2019		2018 1)	2017 1)
Expected tax expense at Swedish tax rate 21.4%	(1,875)		322	7,910
Effect of foreign tax rates	(419)		(773)	205
Current income taxes related to prior years	(2,237	)2)	(392)	83
Remeasurement of tax loss carry-forwards	52		113	(150)
Remeasurement of deductible temporary differences	84		33	127
Withholding tax expense 3)	(230)		(3,000)	(1,273)
Reversal of impaired withholding tax	519		—	—
Tax effect of non-deductible expenses	(3,555)		(1,130)	(2,871)
Tax effect of non-taxable income	803		722	480
Tax effect of changes in tax rates	(64)		(708)	(986)

Tax expense/benefit	(6,922)		(4,813)	3,525
Effective tax rate	79.0%		(329.1%)	9.8%

1)	Swedish income tax rate was 22% in 2018 and 2017.
2)	Includes uncertain tax positions of SEK 1.5 billion.
3)	2018 and 2017 included impairment of withholding tax.

Deferred tax balances

Deferred tax assets and liabilities are derived from the balance sheet items as shown in the table below.

Tax effects of temporary differences and tax loss carry-forwards

	Deferred tax assets	Deferred tax liabilities	Net balance
2019
Intangible assets and property, plant and equipment	1,233	1,792
Current assets	3,413	878
Post-employment benefits	7,220	787
Provisions	3,592	—
Deferred tax credits	8,424	—
Other	2,585	281
Loss carry-forwards	7,221	—

Deferred tax assets/liabilities	33,688	3,738	29,950
Netting of assets/liabilities	(2,514)	(2,514)

Deferred tax balances, net	31,174	1,224	29,950

2018
Intangible assets and property, plant and equipment	1,182	2,125
Current assets	3,614	731
Post-employment benefits	5,459	842
Provisions	4,441	—
Other	3,223	188
Loss carry-forwards	8,449	—

Deferred tax assets/liabilities	26,368	3,886	22,482
Netting of assets/liabilities	(3,216)	(3,216)

Deferred tax balances, net	23,152	670	22,482

Changes in deferred taxes, net

	2019		2018
Opening balance, net	22,482		21,062
Adjustment due to IFRS 9	—		288

Opening balance, adjusted	22,482		21,350
Recognized in net income (loss)	(2,116)		1,097
Recognized in other comprehensive income	1,423		285
Acquisitions/divestments of subsidiaries	145		(116)
Reclassification	7,843	1)	(289)
Translation difference	173		155

Closing balance, net	29,950		22,482

1)	Reclassification of withholding tax from current tax, see also note B7, “Other current receivables.”

Tax effects reported directly in Other comprehensive income (loss) amount to SEK 1,423 (285) million, of which actuarial gains and losses related to pensions constituted SEK 1,229 (329) million.

Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

Deferred tax assets and liabilities have been adjusted for the effect of the reduction of the Swedish corporate income tax rate.

95	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note H1, cont’d.

Tax loss carry-forwards

Significant tax assets regarding tax loss carry-forwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as describe below.

The majority of tax loss carry-forwards pertains to Sweden, the US and Germany. These countries have long or indefinite periods of utilization. Of the total SEK 7,221 (8,449) million recognized deferred tax assets related to tax loss carry-forwards, SEK 6,026 (7,006) million relates to Sweden.

Future income projections based on growth coming from a stronger market, selective market share gains and expansion of the product portfolio, support the conclusion that the deferred tax assets will be utilized in the foreseeable future.

As of December 31, 2019, the recognized tax loss carry-forwards amounted to SEK 33,744 (39,415) million. The reduction is primarily attributable to utilization of the loss carry-forward against current year’s taxable income. The tax value of the tax loss carry-forward is reported as a tax asset based on the indefinite utilization period and the expectation that the group will realize a significant taxable income to offset these loss carry-forwards.

The final years in which the recognized tax loss carry-forwards can be utilized are shown in the following table.

Tax loss carry-forwards

Year of expiration	Tax loss carry-forwards	Tax value
2020	94	29
2021	177	44
2022	320	95
2023	32	7
2024	155	45
2025 or later	32,966	7,001

Total	33,744	7,221

In addition to the table above there are tax loss carry-forwards of SEK 5,378 (4,223) million at a tax value of SEK 1,009 (773) million that have not been recognized due to judgments of the possibility they will be used against future taxable profits in the respective jurisdictions. The majority of these tax loss carry-forwards have an expiration date in excess of five years.

H2 Earnings per share

Earnings per share

	2019	2018	2017
Basic
Net income (loss) attributable to owners of the Parent Company (SEK million)	2,223	(6,530)	(32,576)
Average number of shares outstanding, basic (millions)	3,306	3,291	3,277

Earnings (loss) per share, basic (SEK)	0.67	(1.98)	(9.94)
Diluted
Net income (loss) attributable to owners of the Parent Company (SEK million)	2,223	(6,530)	(32,576)
Average number of shares outstanding, basic (millions)	3,306	3,291	3,277
Dilutive effect for stock purchase (millions)	14	—	—
Average number of shares outstanding, diluted (millions)	3,320	3,291	3,277

Earnings (loss) per share, diluted (SEK)	0.67	(1.98)	(9.94)

When a company reports a loss, the number of shares used for calculating earnings diluted per share shall be the same as for basic calculation.

H3 Statement of cash flows

Interest paid in 2019 was SEK –-1,060 million (SEK –829 million in 2018 and SEK –794 million in 2017) and interest received in 2019 was SEK 817 million (SEK –283 million in 2018 and SEK 1 million in 2017). Taxes paid, including withholding tax, were SEK –5,218 million in 2019 (SEK –5,874 million in 2018 and SEK –4,724 million in 2017).

Cash and cash equivalents include cash of SEK 17,336 (18,998) million and cash equivalents of SEK 27,743 (19,391) million. For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see note F4, “Interest-bearing liabilities.”

Cash and cash equivalents as of December 31, 2019, include SEK 3.3 (3.1) billion in countries where there exists significant cross-border conversion restrictions due to hard currency shortage or strict government controls. This amount is therefore not considered available for general use by the Parent Company.

Adjustments to reconcile net income to cash

	2019	2018	2017
Property, plant and equipment
Depreciations	3,587	3,275	4,103
Impairment losses/reversals of impairments	360	568	2,211

Total	3,947	3,843	6,314
Right-of-use assets
Depreciations	2,474	—	—
Impairment losses/reversals of impairments	75	—	—
Total	2,549	—	—
Intangible assets
Amortizations
Capitalized development expenses	1,519	2,559	2,681
Intellectual Property Rights, brands and other intangible assets	1,019	1,387	1,667

Total amortizations	2,538	3,946	4,348
Impairments
Capitalized development expenses	36	254	2,245
Intellectual Property Rights, brands and other intangible assets	19	—	2,019
Goodwill	—	275	12,966

Total impairments	55	529	17,230

Total	2,593	4,475	21,578

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	9,089	8,318	27,892
Taxes	1,652	(1,897)	(9,064)
Dividends from joint ventures/associated companies 1)	66	30	77
Undistributed earnings in joint ventures/ associated companies 1)	340	(53)	(21)
Gains/losses on sales of investments and operations, intangible assets and PP&E, net 2)	(812)	212	(167)
Other non-cash items 3)	1,891	1,220	607

Total adjustments to reconcile net income to cash	12,226	7,830	19,324

1)	See note E3, “Associated companies.”
2)	See note B4, “Other operating income and expense.”
3)	Refers mainly to unrealized foreign exchange, gains/losses on financial instruments.

For information about reconciliation of liabilities arising from financing activities, see note F4, “Interest-bearing liabilities.”

96	Financials – Notes to the Consolidated financial statements	Ericsson Annual Report 2019

Note H3, cont’d.

Acquisitions/divestments of subsidiaries and other operations

	Acquisitions	Divestments
2019
Cash flow from business combinations 1)	(1,815)	360
Acquisitions/divestments of other investments	62	(112)

Total	(1,753)	248
2018
Cash flow from business combinations 1)	(1,220)	226
Acquisitions/divestments of other investments	(398)	107

Total	(1,618)	333
2017
Cash flow from business combinations 1)	(62)	459
Acquisitions/divestments of other investments	(227)	106

Total	(289)	565

1)	See also note E2, “Business combinations.”

H4 Related party transactions

IAS 24, “Related Party Disclosures” requires disclosure of related party relationships, transactions and outstanding balances.

During 2019, various minor related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see note E3, “Associated companies.”

For information regarding transactions with the Board of Directors and Group management, see note G2, “Information regarding members of the Board of Directors and Group management.”

For information about the Company’s pension trusts, see note G1,” Post-employment benefits.”

H5 Fees to auditors

Fees to auditors

	PwC	Others	Total
2019
Audit fees	96	9	105
Audit-related fees	12	—	12
Tax fees	10	11	21
Other fees	6	6	12

Total	124	26	150

2018
Audit fees	98	4	102
Audit-related fees	11	2	13
Tax fees	9	2	11
Other fees	9	6	15

Total	127	14	141

2017
Audit fees	89	2	91
Audit-related fees	11	—	11
Tax fees	13	4	17
Other fees	9	7	16

Total	122	13	135

The total fee to PwC and their networks of firms is SEK 124 (127 in 2018 and 122 in 2017) millions. For 2019 SEK 40 (39 in 2018 and 39 in 2017) million has been paid to the auditors for the audit engagement to the audit firm PricewaterhouseCoopers AB, SEK 9 (9 in 2018 and 10 in 2017) million for other statutory engagements, SEK 2 (1 in 2018 and 3 in 2017) million for tax advisory services and SEK 4 (8 in 2018 and 5 in 2017) million for other services. No valuation services has been performed.

During the period 2017–2019, in addition to audit services, PwC provided certain audit-related services, tax and other services to the Company. The audit-related services include quarterly reviews, ISO audits, SSAE 16 reviews and services in connection with the issuing of certificates and opinions and consultation on financial accounting. The tax services include corporate tax compliance work. Other services include, work related to acquisitions and operational effectiveness.

Audit fees to other auditors largely consist of local statutory audits.

H6 Events after the reporting period

US Securities class action

On January 11, 2020, the United States District Court for the Southern District of New York granted Ericsson’s motion to dismiss the putative class action filed in 2018 against Telefonaktiebolaget LM Ericsson, the present President and CEO and the Chief Financial Officer of Ericsson as well as three former executives. At the same time the court granted plaintiffs leave to file a third amended complaint within thirty days. The plaintiffs did not file an amended complaint by the court-ordered deadline.

Sol IP Settlement

Ericsson has after the year-end 2019 resolved the previously communicated litigation with Sol IP, concerning alleged infringement of 20 patents declared to the LTE standard. The patents originated from Electronics and Telecommunications Research Institute (ETRI), a Korean government-funded research institution. The settlement resolves the litigation with Sol IP and involves a patent license agreement between Ericsson, Sol IP and ETRI. The settlement will have a negative impact for 2020 of approximately USD 13 million on operating income within Segment Networks of which USD 10 million will be recorded in Q1 2020 and the balance spread equally over the remaining quarters. This quarterly license fee amortization will continue in subsequent periods. The exact terms of the agreement are confidential.

For more information, see note D2, “Contingent liabilities.”

Ericsson to acquire Genaker to strengthen Mission Critical Push-to-talk offering

On March 12, 2020, Ericsson announced that it had signed an agreement to acquire 100 percent of the shares in Genaker, a provider of Mission Critical Push-to-talk (MC-PTT) solutions. The acquisition strengthens Ericsson’s MC-PTT offering as the mission critical communications and private network market is going through a significant technology shift. Genaker, located in Barcelona, Spain, was founded in 2004 and employs around 30 people, all of whom will transfer to Ericsson as part of the acquisition.

Pandemics, such as for example the one caused by the Coronavirus, COVID-19, could severely impact our local and global operations

Pandemics, such as for example the one caused by the Coronavirus, could severely impact our local and global operations related to e.g. Service Delivery, Research & Development, Sales and Supply, as well as our customers and suppliers, with significant financial and other consequences. As an example, the Coronavirus has caused disturbance to our operations in China where Ericsson has offices and manufacturing sites. It is starting to cause similar disruptions to Ericsson’s operations and those of its customers and suppliers in other countries and to negatively impact the global economy. The effects of those disruptions may have material adverse effects on our business and financial position.

97	Financials – Management’s report on internal control over financial reporting	Ericsson Annual Report on Form 20-F 2019

Management’s report on internal control over financial reporting

Internal control over financial reporting

Ericsson’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Ericsson’s internal control system related to financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS), and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Although the purpose of internal control systems is to ensure adequate risk management, all internal control systems, no matter how well designed, have inherent limitations which may result in that misstatements are not prevented or detected. Therefore, even systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation and presentation.

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31,2019.

In making this assessment, management used the criteria set forth in “Internal Control - Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that, as of December 31, 2019, Ericsson’s internal control over financial reporting was effective at a reasonable assurance level.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, has been audited by PricewaterhouseCoopers AB, an independent registered public accounting firm. PricewaterhouseCoopers AB has issued an attestation report on Ericsson’s internal control over financial reporting, which appears on page 41.

Changes in internal control over financial reporting

During the period covered by the Annual Report 2019, the control framework was updated due to the implementation of the new accounting standard IFRS 16, Leases. There were otherwise no changes to the internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

98	Financials – Risk factors	Ericsson Annual Report on Form 20-F 2019

Risk factors

You should carefully consider all the information in this Annual Report and in particular the risks and uncertainties outlined below. Based on the information currently known to us, we believe that the following information identifies the most significant risks affecting our business. Any of the factors described below, or any other risk factors discussed elsewhere in this report, could have a material negative effect on strategic objectives, business, operations, future performance, revenues, operating and after-tax results, profit margins, financial condition, cash flow, liquidity, credit rating, market share, reputation, brand and/or our share price. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially adversely affect our business. Furthermore, our operating results may have a greater variability than in the past and we may have difficulties in accurately predicting future developments. See also “Forward-Looking Statements”.

1 Risks related to business activities and industry

1.1 Our business depends upon the continued growth of mobile communications and the success of our existing customer base, the telecom operators. If growth slows or if our customers do not manage to maintain or grow relevance in the digital value chain or if our products and/or services are not successful, our customers’ investment in networks may slow or stop, harming our business and operating results.

A substantial portion of our business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by our customers. If operators fail to increase the number of subscribers and/or usage does not increase, our business and operating results could be materially adversely affected. Also, if operators fail to monetize services, fail to adapt their business models or experience a decline in operator revenues or profitability, their willingness to further invest in their existing and new networks may decrease which will reduce their demand for our products and services and have an adverse effect on our business, operating results, and financial condition.

Traffic development on cellular networks could be affected if more traffic is offloaded to WI-FI-networks. Further alternative services provided over the internet have profound effects on operator voice/ SMS revenues with possible reduced capital expenses consequences. Our value system depends on the development and success of global standards. This could be affected adversely in the future by industry forces more interested in defacto standards and or geo-political forces leading to standards fragmentation and increased difficulties of creating economies of scale.

Fixed and mobile networks converge and new technologies, such as IP and broadband, enable operators to deliver services in both fixed and mobile networks. We are dependent on the uptake of such services and the outcome of regulatory and standardization activities such as spectrum allocation. If delays in uptake, standardization or regulation occur, this could adversely affect our business, operating results, and financial condition.

1.2 Challenging global economic conditions and political unrest and uncertainty, geopolitical risks and trade frictions may adversely impact the demand, cost and pricing for our products and services as well as limit our ability to grow.

Challenging global economic conditions and political unrest and uncertainty, geopolitical risks and trade frictions could have adverse, wide-ranging effects on demand for our products and for the products of our customers. This could cause operators and other customers to postpone investments or initiate other cost-cutting initiatives to maintain or improve their financial position. This could also result in significantly reduced expenditures for our products and services, including network infrastructure, in which case our operating results would suffer. Geopolitical risks and trade frictions, e.g. between China and the US, could negatively impact our global operations, including research & development and supply chain in those and other countries, as they may lead to tariffs or increased costs that may not be recoverable and may impact our profitability and/or disrupt our international product development, supply chain (including component supply, manufacturing, sourcing and deliveries of products and services) as well as our export and import activities. If demand for our products and services were to fall, we could experience material adverse effects on our revenues, cash flow, capital employed and value of our assets and we could incur operating losses. Furthermore, if demand is significantly weaker or more volatile than expected, our credit rating, borrowing opportunities and costs as well as the trading price of our shares could be adversely impacted. Should global economic conditions fail to improve or worsen or should political unrest and uncertainty or geopolitical problems fail to improve or worsen, other business risks we face could intensify and could also negatively impact the business prospects of operators and other customers. Some operators and other customers, in particular in markets with weak currencies, may incur funding difficulties and slower traffic development, which may negatively affect their investment plans and cause them to purchase less of our products and services.

The potential adverse effects of an economic downturn include:

•	Reduced demand for products and services, resulting in increased price competition or deferrals of purchases, with lower revenues not fully compensated through reduced costs

99	Financials – Risk factors	Ericsson Annual Report on Form 20-F 2019

•	Excess and obsolete inventories and excess manufacturing capacity

•	Financial difficulties or failures among our suppliers

•	Increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counter party failures

•	Impairment losses related to our intangible assets as a result of lower forecasted sales of certain products

•	Increased difficulties in forecasting sales and financial results as well as increased volatility in our reported results

•	Changes in the value in our pension plan assets resulting from, for example, adverse equity and credit market developments and/ or increased pension liabilities resulting from, for example, lower discount rates. Such development may trigger additional pension trust capitalization needs negatively affecting the company’s cash balance

•	End user demand could also be adversely affected by reduced consumer spending on technology, changed operator pricing, security breaches and trust issues.

As of 31 January it is clear that the UK has left the EU (“Brexit”) with an interim agreement in place which essentially preserves most of the pre-Brexit conditions including the customs union and access to the Internal market. However, the Interim agreement lapses on 31 December 2020 and what remain is the negotiation of a the agreement between the UK and the EU which sets out the conditions of the relationship after 2020. It is not clear whether any comprehensive agreement can be accomplished as planned during 2020, nor what such an agreement will cover. Indeed, it is not clear there will be any agreement at all. Therefore in essence the assessment of last year that at present, the conditions for Brexit are not fully known, still stands. The long-term effects of Brexit will depend on any agreements the UK makes to retain access to European markets either during a transitional period or permanently as well as on the agreements the UK makes with other trading partners. Effects on Ericsson could include increased supply costs, limitations to the free movement of professional staff or free movement of cross-border data. Any of the potential effects of Brexit could have unpredictable consequences for credit markets and adversely affect our business, results of operations and financial performance.

1.3 Pandemics, such as for example the one caused by the Coronavirus, covid-19, could severely impact our local and global operations.

Pandemics, such as for example the one caused by the Coronavirus, could severely impact our local and global operations related to e.g. Service Delivery, Research & Development, Sales and Supply, as well as our customers and suppliers, with significant financial and other consequences. As an example, the Coronavirus has caused disturbance to our operations in China where Ericsson has offices and manufacturing sites. It is starting to cause similar disruptions to Ericsson’s operations and those of its customers and suppliers in other countries and to negatively impact the global economy. The effects of those disruptions may have material adverse effects on our business and financial position.

1.4 We may not be successful in implementing our strategy or in achieving improvements in our profitability or in estimating addressable markets or market CAGR in the markets in which we operate.

There can be no assurance that we will be able to successfully implement our strategy to achieve future profitability, growth or create shareholder value. When deemed necessary, we have undertaken and expect to continue to undertake specific restructuring or cost-saving initiatives; however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in our earnings. Furthermore, this annual report includes certain estimates with respect to addressable markets as well as with respect to growth rate in the market segments in which we operate, including the Networks, Digital Services, Managed Services and Emerging Business and Other. If the underlying assumptions on which our estimates are based prove not to be accurate, the actual performance or addressable markets and CAGR may be materially different from the estimates presented in this annual report.

1.5 We may not be successful in executing our strategy to capture the 5G market opportunity in terms of e.g. scale, time and volume of business.

The 5G market opportunity will depend on availability of attractive spectrum for 5G, and time of spectrum allocations, amount of spectrum, type of frequency bands such as low bands (below 1 GHz), mid-bands (3–6 GHz) and high bands (above 24 GHz), as well as terms of spectrum licenses, such as cost and license period of time, may not be according to needs and plans, which could delay or reduce the 5G market.

Operator speed and scale to adopt to 5G could also be changed due to market situations, including resolution of M&A transactions as well as government incentives to deploy 5G. Operator 5G deployment plans could also be delayed by operational aspects such as site access, permits and availability of installation crews. There is also a risk that the scale and time of 5G deployments will change due to the availability of 5G devices, not only for launch but also due to the speed with which device prices will decline to drive mass market adoption.

In addition to this, the timing, size and technology choices of market opportunities beyond enhanced mobile broadband, such as fixed wireline access, industrial IoT and private networks, may materialize differently than estimated.

Finally, Ericsson or its suppliers may encounter unforeseen technical challenges that can affect our ability to develop, supply or deploy 5G networks.

1.6 We may not achieve some or all of the expected benefits of our restructuring activities and our restructuring may adversely affect our business.

Restructuring activities may be costly and disruptive to our business, and we may not be able to achieve and retain the cost savings and benefits that were initially anticipated. Additionally, as a result of our restructuring, we may experience a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods. Reorganization and restructuring can require a significant amount of management and other employees’ time and focus, which may divert attention from operating and growing our business. Restructuring activities can create unanticipated consequences and negative impacts on the business such as our ability to develop, sell and deliver, and we cannot be sure that any ongoing or future restructuring efforts will be successful or generate expected cost savings. Factors that may impede a successful implementation include the retention of key employees, the impact of regulatory matters, and adverse economic market conditions. If we fail to achieve some or all of the expected benefits of restructuring, it could have a material adverse effect on our competitive position, business, financial condition, results of operations, cash flows, reputation and share price.

1.7 We engage in acquisitions and divestments which may be disruptive and require us to incur significant expenses, and we may not be successful in protecting the value during integration.

In addition to in-house innovation efforts, we make acquisitions in order to obtain various benefits such as reduced time-to-market, access to technology and competence, increased scale or to broaden our product portfolio or customer base. Acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to goodwill and other intangible assets, which could have a material adverse effect upon our business, operating results, financial condition and liquidity. Risks we could face with respect to acquisitions include:

•	Insufficiencies of technologies and products acquired, such as unexpected quality problems

•	Difficulties in the integration of the operations, technologies, products and personnel of the acquired company

•	Risks of entering markets in which we have no or limited prior experience

•	Potential loss of key employees

•	Diversion of management’s attention away from other business concerns

•	Expenses of any undisclosed or potential legal liabilities of the acquired company, including failure to comply with laws or regulations.

100	Financials – Risk factors	Ericsson Annual Report on Form 20-F 2019

From time to time we also divest parts of our business to optimize our product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-offs. We cannot assure you that we will be successful in consummating future acquisitions or divestments on favorable terms or at all. The risks associated with such acquisitions and divestments could have a material adverse effect upon our business, operating results, financial condition and liquidity. Risks we could face with respect to divestments include:

•	Difficulties in the separation of the operations, technologies, products and personnel of the business divested

•	Potential loss of key employees

•	Expenses of any undisclosed or potential legal liabilities of the business divested.

1.8 We are in, and may enter into new, JV arrangements and have, and may have new, partnerships, which may not be successful and expose us to future costs.

Our JV and partnership arrangements, may fail to perform as expected for various reasons, including an incorrect assessment of our needs and synergies, our inability to take action without the approval of our partners, our difficulties in implementing our business plans, the lack of capabilities or financial instability of our strategic partners. Our ability to work with these partners or develop new products and solutions, e.g. as part of our 5G portfolio, may become constrained, which could harm our competitive position in the market.

Additionally, our share of any losses from or commitments to contribute additional capital to such JVs and partnerships may adversely affect our business, operating results, financial condition and cash flow.

1.9 The telecommunications industry investment levels fluctuate and are affected by many factors, including the economic environment, and decisions made by operators and other customers regarding deployment of technology and their timing of purchases.

The telecommunications industry has experienced downturns in which operators substantially reduced their capital spending on new equipment. While we expect the network operator equipment market, telecommunications services market and ICT market to grow in the coming years, the uncertainty surrounding global economic growth and the geopolitical situation may materially harm actual market conditions. Moreover, market conditions are subject to substantial fluctuation, and could vary geographically and across technologies. Even if global conditions improve, conditions in the specific industry segments in which we participate will be weaker than in other segments. In that case, our revenue and operating results may be adversely affected. If capital expenditures by operators and other customers are weaker than we anticipate, our revenues, operating results and profitability may be adversely affected. The level of demand from operators and other customers who buy our products and services can vary over short periods of time, including from month to month. Due to the uncertainty and variations in the telecommunication industry, as well as in the ICT industry, accurately forecasting revenues, results, and cash flow remains difficult.

1.10 Sales volumes and gross margin levels can be reduced by an unfavorable mix and order time of our products and services.

Our sales to operators and other customers represent a mix of equipment, software and services, which normally generate different gross margins. The operators still represent the main part of our business and are also the main focus for sales going forward. We provide all our customers with solutions based on our own products as well as third-party products which normally have lower margins than our own products. As a consequence, our reported gross margin in a specific period will be affected by the overall mix of products and services as well as the relative content of third-party products. In our Digital Services and Emerging Business and Other segments, third-party products and services represent a larger portion of our business than our traditional sales, which impact our business models. Further, network expansions and upgrades have much shorter lead times for delivery than initial network build outs. Orders for such network expansions and upgrades are normally placed at short notice by customers, often less than a month in advance, and consequently variations in demand are difficult to forecast. As a result, changes in our product and service mix and the short order time for certain of our products may affect our ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus and expectations. Short-term variation could have a material adverse effect on our business, operating results, financial condition and cash flow.

1.11 We may not be able to properly respond to market trends in the industries in which we operate, including virtualization of network functions.

We are affected by market conditions and trends within the industries in which we operate, including the convergence of the IT and telecom industries. Technological developments largely drive convergences enabling digitalization and a move from dedicated hardware to software and cloud based services, and could include disaggregation of the Radio Access Network. This is changing the competitive landscape as well as value chains and business models and affects our objective-setting, risk assessment and strategies. The change lowers entry barriers to the market for new competitors including competitors new to our business which have entered and may continue to enter the market and negatively impact our market share in selected areas. If we fail to understand or anticipate the market trends and development, or fail to acquire the necessary competencies to develop and sell products, services and solutions that are competitive in this changing business environment, our business, operating results and financial condition will suffer.

1.12 We face intense competition from our existing competitors as well as new entrants, and this could materially adversely affect our results.

The markets in which we operate are highly competitive in terms of price, functionality, service quality, customization, timing of development, and the introduction of new products and services. We face intense competition from significant competitors, many of which are very large, with substantial technological and financial resources and established relationships with operators. We also encounter increased competition from new market entrants and alternative technologies are evolving industry standards. Our competitors may implement new technologies before we do, offer more attractively priced or enhanced products, services or solutions, or they may offer other incentives that we do not provide. Some of our competitors may also have greater resources in certain business segments or geographic markets than we do. Increased competition could result in reduced profit margins, loss of market share, increased research and development costs as well as increased sales and marketing expenses, which could have a material adverse effect on our business, operating results, financial condition and market share.

Additionally, we operate in markets characterized by rapidly changing technology and also the nature in which this technology is being brought to market is rapidly changing. This results in continuous price pressure on our products and services. If our counter measures, including enhanced products and business models or end to end cost reductions cannot be achieved or do not occur in a timely manner, there could be adverse impacts on our business, operating results, financial condition and market share.

101	Financials – Risk factors	Ericsson Annual Report on Form 20-F 2019

1.13 Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources.

Industry convergence and consolidation among equipment and services suppliers could potentially result in stronger competitors that are competing as end-to-end suppliers as well as competitors more specialized in particular areas, which could for example impact certain of our segments such as Digital Services, and Emerging Business and Other. Consolidation may also result in competitors with greater resources than we have. Both of these events could have a materially adverse effect on our business, operating results, financial condition and market share.

1.14 We rely on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes us to supply disruptions and cost increases.

Our ability to deliver according to market demands and contractual commitments depends significantly on obtaining a timely and adequate supply of materials, components, production capacity and other vital services on competitive terms. Although we strive to avoid single-source supplier solutions, this is not always possible. This includes also development and supply of key ASIC and FPGA components, for which Ericsson has a dependency to very few suppliers. Accordingly, there is a risk that we will be unable to obtain key supplies we need to produce our products and provide our services on commercially reasonable terms, or at all. Failure by any of our suppliers could interrupt our product or services supply or operations and significantly limit sales or increase our costs. To find an alternative supplier or redesign products to replace components may take significant time which could cause significant delays or interruptions in the delivery of our products and services. We have from time to time experienced interruptions of supply and we may experience such interruptions in the future.

Furthermore, our procurement of supplies requires us to predict future customer demands. If we fail to anticipate customer demand properly, an over or under supply of components and production capacity could occur. In many cases, some of our competitors utilize the same manufacturers and if they have purchased capacity ahead of us we could be blocked from acquiring the needed products. This factor could limit our ability to supply our customers and increase costs. At the same time, we commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs. We are also exposed to financial counterpart risks to suppliers when we pay in advance for supplies. Such supply disruptions and cost increases may negatively affect our business, operating results and financial condition.

1.15 A significant portion of our revenue is currently generated from a limited number of key customers, and operator consolidation may increase our dependence on key customers. We also are significantly dependent on the sales of certain of our products and services.

We derive most of our business from large, multi-year agreements with a limited number of significant customers. Many of these agreements are reviewed on a yearly basis to renegotiate the price for our products and services and do not contain committed purchase volumes. Our largest customer represented approximately 10% of our sales in 2019, our ten largest customers accounted for 49% of our sales in 2019. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period. In addition, our dependence on the sales of certain of our products and services may have a significant adverse impact on sales, profit and market share.

In recent years, service providers have undergone significant consolidation, resulting in fewer operators with activities in several countries. This trend is expected to continue, and intra-country consolidation is likely to accelerate as a result of competitive pressure. A market with fewer and larger operators will increase our reliance on key customers and may negatively impact our bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic market, networks may be shared and less network equipment and fewer associated services may be required. Network investments could be delayed by the consolidation process, which may include, among others, actions relating to merger or acquisition agreements, securing necessary regulatory approvals, or integration of businesses. Network operators also share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment. Accordingly, operator consolidation may have a material adverse effect on our business, operating results, market share and financial condition.

1.16 Certain long-term agreements with customers include commitments to future price reductions, requiring us to constantly manage and control our cost base.

Long-term agreements with our customers are typically awarded on a competitive bidding basis. In some cases, such agreements also include a commitment to future price reductions. In order to maintain our gross margin with such price reductions, we continuously strive to reduce the costs of our products through design improvements, negotiation of better purchase prices from our suppliers, allocation of more production to low-cost countries and increased productivity in our own production. However, there can be no assurance that our actions to reduce costs will be sufficient or quick enough to maintain our gross margin in such contracts, which may have a material adverse effect on our business, operating results and financial condition.

1.17 If our customers’ financial conditions decline, we will be exposed to increased credit and commercial risks.

After completing sales to customers, we may encounter difficulty collecting accounts receivables and could be exposed to risks associated with uncollectable accounts receivable. We regularly assess the credit worthiness of our customers and based on that assessment we determine a credit limit for each one of them. Challenging economic conditions have impacted some of our customers’ ability to pay their invoices. We may be unable to avoid future losses on our trade receivables. We have also experienced demands for customer financing, and in adverse financial markets or more competitive environments, those demands may increase. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our operating results and financial condition.

1.18 Product, solution or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers, as well as penalties, claims and liquidity damage.

Sales contracts normally include warranty undertakings for faulty products and often include provisions regarding penalties and/or termination rights in the event of a failure to deliver ordered products or services on time or with required quality, possibly also for damages incurred on customer businesses. Although we undertake a number of quality assurance measures to reduce such risks, product quality or service performance issues may negatively affect our reputation, business, operating results and financial condition. This could also include poor quality of AI based solutions, or third-party products being part of solutions. If significant warranty obligations arise due to reliability or quality issues, our operating results and financial position could be negatively impacted by costs associated with fixing software or hardware defects,

102	Financials – Risk factors	Ericsson Annual Report on Form 20-F 2019

high service and warranty expenses, high inventory obsolescence expense, delays in collecting accounts receivable or declining sales to existing and new customers, and reputational damage.

1.19 The development of our managed services business is difficult to predict, and requires taking significant contractual risks.

Operators outsource parts of their operations to reduce cost and focus on new services. To address this opportunity, we offer operators various services in which we manage their networks. The development of the managed services market is difficult to forecast and each new contract carries a risk that transformation and integration of the operations will not be as fast or smooth as planned. Additionally, early contract margins can be low and the mix of new and old contracts may negatively affect reported results in a given period. Contracts for such services normally cover several years and generate recurring revenues. However, such contracts have been, and may in the future be, terminated or reduced in scope, which has negative impacts on sales and earnings. Competition in managed services is increasing, which may have adverse effects on our future business, operating results and profitability. Going forward, managed services is likely to be increasingly dependent on automation, artificial intelligence (AI) and other tools to deliver the services the market requires and failure to stay competitive in this area could have an adverse effect on our business, operating results and financial condition.

1.20 We depend upon the development of new products and enhancements to our existing products, and the success of our substantial research and development investments is uncertain.

Rapid technological and market changes in our industry require us to make significant investments in technological innovation. We invest significantly in new technology, products and solutions, e.g. related to 5G. In order for us to be successful, those technologies, products and solutions must often be accepted by relevant standardization bodies and/or by the industries and markets as a whole. The failure of our research and development efforts to be technically or commercially successful could have adverse effects on our business, operating results and financial condition. If we invest in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, or are not successful in the marketplace, our sales and earnings may materially suffer. Additionally, it is common for research and development projects to encounter delays due to changing requirements and unforeseen problems. Delays in production and research and development may increase the cost of research and development efforts and put us at a disadvantage against our competitors, and can also include delays of communicated product availability dates. This could have a material adverse effect upon our business, customer relationships, operating results and financial condition.

1.21 We may not be successful in implementing our strategy to reach the Digital Services business objectives.

Ericsson may be unable to meet its set target of bringing Digital Services to low single digit operating margin by 2020, excluding restructuring charges. Several risks related to market, technology and operations can impact the turnaround plan.

5G market development and the uptake of virtualization and consequent adoption of our new products can be slower than expected. We may also fail to secure good share in key markets like China and increased competition from both emergent and established competitors may impact our market position.

We could be too slow to adapt and adopt new technologies like AI and Machine Learning to drive more automation in products and solutions. The product overhaul to cloud native solutions mandated by customers could also take longer than expected. In addition, the increasing influence of open source initiatives such as Open Network

Automation Platform (ONAP) could drive a best of breed approach in our customers, driving prices down and adversely impact our full suite offerings.

We believe the biggest risks in the near term are in the operational dimension. This includes being unable to successfully execute as per plan on continued cost efficiency measures in service delivery, R&D and Selling, General and Adminstrative expenses; inability in implementing and successfully driving organizational-wide transformation programs across the develop-sell-deliver dimension for operating model simplification; as well as being unable to mitigate significant project risks in the current list of critical customer projects, and the risk of adding further operationally challenging and financially unsound customer projects.

1.22 Our ability to benefit from intellectual property rights (IPR), which are critical to our business, may be limited by changes in regulation relating to patents, inability to prevent infringement, the loss of licenses to or from third-parties, infringement claims brought against us by competitors and others and changes in the area of open standards, especially in light of recent attention to licensing of open standard essential patents.

Although we have a large number of patents, there can be no assurance that they will not be challenged, invalidated, or circumvented, or that any rights granted in relation to our patents will in fact provide us with competitive advantages.

We utilize a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect our intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. In addition, we rely on many software patents, and limitations on the patentability of software may materially affect our business.

Moreover, we may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce our proprietary rights. In fact, existing legal systems of some countries in which we conduct business offer only limited protection of intellectual property rights, if at all. Our solutions may also require us to license technologies from third-parties. It may be necessary in the future to seek or renew licenses and there can be no assurance that they will be available on acceptable terms, or at all. Moreover, the inclusion in our products of software or other intellectual property licensed from third-parties on a non-exclusive basis could limit our ability to protect proprietary rights in our products.

Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases. In addition to industry-wide standards, other key industry-wide software solutions are today developed by market participants as free and open source software. Contributing to the development and distribution of software developed as free and open source software may limit our ability to enforce applicable patents in the future. Third-parties have asserted, and may assert in the future, claims, directly against us or against our customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of our management and/or technical personnel. As a result of litigation, we could be required to pay damages and other compensation directly or to indemnify our customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that such licenses will be available to us on commercially reasonable terms or at all, and such judgments could have a material adverse effect on our business, reputation, operating results and

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financial condition. Using free and open source software may allow third-parties to further investigate our software due to the accessibility of source code. This may in turn make this software more prone to assertions from third-parties.

Recent attention on licensing of patents necessary to conduct an open standard (e.g. 3G, 4G and 5G technology), investigations held by antitrust authorities, court judgments and legislative change could potentially affect Ericsson’s ability to benefit from its patent portfolio in the area of such open standards, which could have a material adverse effect on our business, reputation, operating results and financial condition. Ericsson holds a leading patent portfolio in open standards and possible changes regarding such a portfolio may materially affect our reputation, business, operating results and financial condition.

1.23 We may not be successful to continue attracting and retaining highly qualified employees to remain competitive.

We believe that our future success largely depends on our continued ability to hire, develop, motivate and retain engineers and other qualified employees who develop successful new products/solutions, support our existing product range and provide services to our customers and create great customer experience.

Competition for highly qualified people in the industries in which we operate remains intense and we see also a trend that other industries are looking for the same talent. We are continuously developing our corporate culture, and our people philosophies with the aim to create a positive people experience that makes it easy for us to focus on our business and our customers as well as inspiring our people to grow and to find “their great”. However, there are no guarantees that we will be successful in attracting and retaining employees with the right skills in the future, and failure in retention and recruiting could have a material adverse effect on our business and brand.

1.24 Our operations are complex and several critical operations are centralized in a single location. Any disruption of our operations, whether due to natural or man-made events, may be highly damaging to the operation of our business.

Our business operations rely on complex operations and communications networks, which are vulnerable to damage or disturbance from a variety of sources. Having outsourced significant portions of our operations, such as IT, finance and HR operations, we depend on the performance of external companies, including their security and reliability measures. Regardless of protection measures, systems and communications networks are susceptible to disruption due to failure, vandalism, computer viruses, security or privacy breaches, natural disasters, power outages and other events. We also have a concentration of operations on certain sites, including R&D, production, network operation centers, ICT centers and logistic centers and shared services centers, where business interruptions could cause material damage and costs. The delivery of goods from suppliers, and to customers, could also be hampered for the reasons stated above. Interruptions to our systems and communications may have an adverse effect on our operations and financial condition.

2 Risks related to Ericsson’s financial situation

2.1 Our debt increases our vulnerability to general adverse economic and industry conditions, limits our ability to borrow additional funds, and may limit our flexibility in planning for, or reacting to, changes in our business and industry.

As of December 31, 2019, our outstanding debt was SEK 37.7 billion. In addition, throughout 2019, each of Standard & Poor’s and Moody’s maintained Ericsson’s long-term below investment grade rating. This degree of leverage and our long-term ratings could have important consequences, including:

•	Making it more difficult for us to make payments on our indebtedness

•	Increasing our vulnerability to general economic and industry conditions

•	Requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities

•	Restricting us from making strategic acquisitions or causing us to make non-strategic divestitures

•	Limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes

•	Limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We may choose to incur substantial additional indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks that we now face could increase.

If our financial performance were to deteriorate, we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. While we believe that we currently have adequate cash flows to service our indebtedness, if our financial performance were to deteriorate significantly, we might be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If, due to such a deterioration in our financial performance, our cash flows and capital resources were to be insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, if we were required to raise additional capital in the current financial markets, the terms of such financing, if available, could result in higher costs and greater restrictions on our business. In addition, if we were to refinance our existing indebtedness, the conditions in the financial markets at that time could make it difficult to refinance our existing indebtedness on acceptable terms or at all. If such alternative measures proved unsuccessful, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

2.2 Due to having a significant portion of our costs in SEK and revenues in other currencies, our business is exposed to foreign exchange fluctuations that could negatively impact our revenues and operating results.

We incur a significant portion of our expenses in SEK, please refer to the consolidated financial statement note F1, “Financial risk management”. As a result of our international operations, we generate, and expect to continue to generate, a significant portion of our revenue in currencies other than SEK. To the extent we are unable to match revenue received in foreign currencies with costs paid in the same currency, exchange rate fluctuations could have a negative impact on our consolidated income statement, balance sheet and cash flows when foreign currencies are exchanged or translated to SEK, which increases volatility in reported results.

104	Financials – Risk factors	Ericsson Annual Report on Form 20-F 2019

As market prices are predominantly established in US dollars or Euros, we presently have a net revenue exposure in foreign currencies which means that a stronger SEK exchange rate would generally have a negative effect on our reported results. Our attempts to reduce the effects of exchange rate fluctuations through a variety of natural and financial hedging activities may not be sufficient or successful, resulting in an adverse impact on our results and financial condition.

2.3 We rely on various sources for short-term and long-term capital for the funding of our business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, our business, financial condition and cash flow may materially suffer.

Our business requires a significant amount of cash. If we do not generate sufficient amounts of capital to support our operations, service our debt and continue our research and development and customer finance programs, or if we cannot raise sufficient amounts of capital at the required times and on reasonable terms, our business, financial condition and cash flow are likely to be adversely affected. Access to funding may decrease or become more expensive as a result of our operational and financial condition, market conditions, including financial conditions in the Eurozone, or due to deterioration in our credit rating. There can be no assurance that additional sources of funds that we may need from time to time will be available on reasonable terms or at all. If we cannot access capital on a commercially viable basis, our business, financial condition and cash flow could materially suffer.

2.4 Impairment of goodwill, other intangible assets, property and equipment (PP&E) and righ-of -use (RoU) leased by the Company have impacted and may continue to negatively impact our financial condition and results of operations. An impairment of goodwill, other intangible assets, PP&E and RoU could adversely affect our financial condition or results of operations.

We have a significant amount of these assets; for example, patents, customer relations, trademarks, software, PP&E and RoU.

Goodwill is the only intangible asset the company has recognized to have indefinite useful life. Other assets are mainly amortized on a straight-line basis over their estimated useful lives and the assets are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be fully recoverable. Those intangible assests not yet in use are tested for impairment annually.

Historically, we have recognized impairment charges mainly due to restructuring, which is usually limited, but occasionally significant. For example, for the year ended December 31, 2018, the Company wrote down SEK –275 million of goodwill, whereas the corresponding figure for 2017 was SEK –13.0 billion. Additional impairment charges may be incurred in the future and could be significant due to various reasons, including strategy changes, restructuring actions or adverse market conditions that are either specific to us or the broader industries in which we operate or more general in nature and that could have an adverse effect on our operating results and financial condition.

Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Estimates require management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and may differ from the actual financial condition in the future.

In relation to 2019 it should be noted that all leases are recognized in the balance sheet from this year due to the new lease standard, IFRS 16 Leases, effective from January 1st, 2019, and are subject to impairment testing going forward.

3 Legal and regulatory risk

3.1 Ericsson may fail or be unable to comply with laws or regulations and could experience penalties and adverse rulings in enforcement or other proceedings. Compliance with changed laws or regulations may subject Ericsson to increased costs or reduced products and services demand. Compliance failure as well as required operational changes could have a material adverse impact on our business, financial condition and brand.

The industries in which we operate are subject to laws and regulations. While Ericsson strives for compliance, we cannot assure that violations do not occur. If we fail to or are unable to comply with applicable laws and regulations, we could experience penalties and adverse rulings in enforcement or other proceedings, which could have a material adverse effect on our business, financial condition and reputation.

Further changes in laws or regulations could subject us to liability, increased costs, or reduced products and services demand and have a material adverse effect on our business, financial condition and brand.

Changes to regulations may adversely affect both our customers’ and our own operations. For example, regulations imposing more stringent, time-consuming or costly planning and zoning requirements or building approvals for radio base stations and other network infrastructure could adversely affect the timing and costs of network construction or expansion, and ultimately the commercial launch and success of these networks. Similarly, tariff and roaming regulations or rules on network neutrality could also affect operators’ ability or willingness to invest in network infrastructure, which in turn could affect the sales of our systems and services. Additionally, delay in radio frequency spectrum allocation, and allocation between different types of usage may adversely affect operator spending or force us to develop new products to be able to compete.

Further, we develop many of our products and services based on existing regulations and technical standards. Changes to existing regulations and technical standards, or the implementation of new regulations and technical standards relating to products and services not previously regulated, could adversely affect our development efforts by increasing compliance costs and causing delay. Demand for those products and services could also decline. Regulatory changes related to e.g. license fees, environment, health and safety, privacy (including the cross-border transfer of personal data for example between the EU and the US), and other regulatory areas may increase costs and restrict our operations or the operations of network operators. Also, indirect impacts of such changes and regulatory changes in other fields, such as pricing regulations, could have an adverse impact on our business even though the specific regulations may not apply directly to our products or us.

3.2 Our substantial international operations are subject to uncertainties which could affect our operating results.

We conduct business throughout the world and are subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. We have customers in more than 180 countries, with a significant proportion of our sales to emerging markets in the Asia Pacific region, Latin America, Eastern Europe, the Middle East and Africa.

Our extensive operations are subject to additional risks, including civil disturbances, acts of terrorism, economic and geopolitical instability and conflict, potential misuse of technology leading to human rights violations, pandemics, the imposition of exchange controls, economies which are subject to significant fluctuations, nationalization of private assets or other governmental actions affecting the flow of goods and currency, effects from changing climate and difficulty of enforcing agreements and collecting receivables through local legal systems.

105	Financials – Risk factors	Ericsson Annual Report on Form 20-F 2019

Further, in certain markets in which we operate, there is a risk that national governments actively favors or establishes local vendors in their respective markets at the expense of foreign competitors. The implementation of such measures could adversely affect our sales, our market share and our ability to purchase critical components.

We must always comply with applicable export control regulations and sanctions or other trade embargoes in force. The political situation in parts of the world, particularly in the Middle East, remains uncertain and the level of sanctions is still relatively high from a historical perspective and this level could even increase, thus impacting the possibility to operate in these markets. A universal element of these sanctions is the financial restrictions with respect to individuals and legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. The global free trade system that has allowed increased efficiency and economic growth is under sustained attack, including the dismantlement of the WTO dispute settlement body. This increases the chances that states may adopt policies and actions that violates WTO agreements. Further there is a risk in many countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, restrictions of imports, or other governmental policies which could limit our operations and decrease our profitability. Furthermore export control regulations, sanctions or other forms of trade restrictions targeting countries in which we are active may result in a reduction of commitment in those countries. As an example, escalation of trade tensions between the US and China has resulted in trade restrictions and increased tariffs, which if further negatively developed could harm our ability to compete effectively in Chinese markets or with Chinese companies. The need to terminate activities as a result of further trade restrictions may also expose us to customer claims and other inherent risks. Although we seek to comply with all export control and sanctions regulations, there can be no assurance that we are or will be compliant with all relevant regulations at all times. Such potential violations could have material adverse effects on our business, operating results, reputation and brand.

The business operations are complex involving the development, production and delivery of telecom solutions to customers in a very large number of jurisdictions. Each jurisdiction has its own tax legislation and regulations and we therefore face the challenge of complying with the relevant rules in each of these countries. These rules involve income taxes and indirect taxes such as VAT and sales taxes as well as withholding taxes on domestic and cross border payments and social security charges related to our employees. Constant changes of the rules and the interpretation of the legislation also create exposures regarding taxes. This results in complex tax issues and tax disputes that may lead to additional tax payment obligations. Being a global operation, we also face risk of being taxed for the same income in more than one jurisdiction (double taxation). This could have adverse effects on our operating results, reputation and brand.

In certain regional markets, there are trade barriers that limit competition. Should these trade barriers be removed or lowered, competition may increase, which could have material adverse effects on our business and operating results.

There has been a concern reported by some media and others, that certain countries may use features of their telecommunications systems in ways that could result in potential violation of human rights. This may adversely affect the telecommunications business and may have a negative impact for people, our reputation and brand.

3.3 We may be subject to further adverse consequences following our recent resolutions with the United States Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) of the previously disclosed investigations under the FCPA.

We are required to comply with anti-corruption laws in the jurisdictions in which we do business, including the US Foreign Corrupt Practices Act (the “FCPA”). Actions by our employees, or by third party intermediaries acting on our behalf, in violation with these laws, whether carried out in the United States or elsewhere in connection with the conduct of our business may expose us to significant liability for violations of the FCPA or other anti-corruption laws and may have a material adverse effect on our reputation, business, financial condition, results of operations, cash flows, or prospects.

In December 2019, we announced the resolution of the previously disclosed investigations by the DOJ and SEC regarding the Company’s compliance with the FCPA. The resolution with the DOJ, which relates to conduct in China, Djibouti, Indonesia, Kuwait, and Vietnam, provides for: a three-year deferred prosecution agreement (“DPA”); a fine in the amount of USD 520,650,432; and a guilty plea by our Egyptian subsidiary to criminal charges of violations of the anti-bribery provisions of the FCPA. The resolution with the SEC, which relates to conduct in China, Djibouti, Indonesia, Kuwait, Saudi Arabia, and Vietnam, provides for: consent to the entry of a judgement to resolve civil claims related to allegations of violations of the anti-bribery, books and records, and internal controls provisions of the FCPA; and a financial sanction in the amount of USD 458,380,000, plus prejudgement interest in the amount of USD 81,540,000. We also agreed to the retention of an independent compliance monitor for the term of three years pursuant to the resolutions with both the DOJ and SEC. The DOJ DPA, SEC civil consent, and guilty plea by Ericsson’s Egyptian subsidiary have all received court approval.

Under our DPA with the DOJ, we admitted to the conduct described in the statement of facts attached to the DPA, and the DOJ agreed to defer prosecution of Ericsson for the three-year term of the DPA, after which period the charges will be dismissed with prejudice if we do not violate the terms of the DPA. If the DOJ determines that we have violated the terms of the DPA, the DOJ may in its sole discretion commence prosecution, including for the charged conspiracy to violate the anti-bribery and books and records and internal controls provisions of the FCPA that were included in the information filed in conjunction with the DPA, or extend the term of the DPA for up to one year. In such circumstances, the DOJ would be permitted to rely upon the admissions we made in the DPA and would benefit from our waiver of certain procedural and evidentiary defenses. Under our consent with the SEC, Ericsson is permanently enjoined from violating the anti-bribery and books and records and internal controls provisions of the FCPA. Failure to comply with this injunction could result in the imposition of civil or criminal penalties, a new enforcement action, or both. Any criminal prosecution or civil or criminal penalties imposed as a result of non-compliance with the DPA or consent could have a material adverse effect on our reputation, business, financial condition, result of operations, cash flows, or prospects.

For additional information regarding this resolution, see the Board of Directors’ Report.

We may also face other potentially negative consequences relating to the investigations by, and settlements with, the DOJ and SEC. Neither the DPA nor the consent prevents the DOJ, SEC or any other authorities from carrying out certain additional investigations with respect to facts not covered in the agreements or in other jurisdictions, or prevents authorities from carrying out certain additional investigations related to these or other matters. It has been reported that Swedish authorities

106	Financials – Risk factors	Ericsson Annual Report on Form 20-F 2019

have initiated an investigation into the conduct that was the subject of the FCPA investigation and resulted in the above-mentioned resolution with the DOJ and SEC. Similarly, the resolutions with the DOJ and SEC do not foreclose potential third party or shareholder litigation related to these matters. In addition, there can be no assurance that the remedial measures we have taken and plan to take in the future will be effective or that there will not be a finding of material weakness in our internal controls. Any one or more of the foregoing could have a material adverse effect on our reputation, business financial condition, results of operations, cash flows, or prospects.

Additionally, any ongoing media or governmental interest in the investigations and resolutions could impact the publics’ perception of Ericsson and result in reputational harm and other negative consequences. For example, customers or suppliers may reconsider their relationships with the Company, or governmental and regulatory authorities in the relevant jurisdictions or elsewhere could seek to penalize the Company or place restrictions on its operations or ability to tender. Harm to reputation, or any resulting disruption in customer or supplier relationships, could have a material adverse impact on Ericsson’s business.

3.4 We are involved in lawsuits and investigations which, if determined unfavorably, could require us to pay substantial damages, fines and/or penalties.

In the normal course of our business we are involved in legal proceedings. These proceedings include such matters as commercial disputes, claims regarding intellectual property, antitrust, tax and labor disputes, as well as government inquiries and investigations. Legal proceedings can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular matter could have a material adverse effect on our business, operating results, financial condition and reputation.

As a publicly listed company, Ericsson may be exposed to lawsuits in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulations or other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs could have significant impact on our reported results and reputation.

For additional information regarding certain of the inquiries and lawsuits in which we are involved, see “Legal proceedings” in the Board of Directors’ Report.

In addition, we are from time to time and may in the future be subject to additional inquiries, litigation or other proceedings or actions, regulatory or otherwise, arising in relation to the matters described above and related litigation and investigative matters. An unfavorable outcome of any such litigation or regulatory proceeding or action could have a material adverse effect on our business, financial condition and results of operations.

3.5 Ericsson may be found non-compliant to privacy regulations and may be subject to regulatory penalties.

The introduction of more stringent privacy regulations by regulators in many markets in which Ericsson operates has introduced a risk that Ericsson is found to be non-compliant to privacy legislation, either accidentally, through the actions of third parties, or otherwise, and subject to penalties levied against Ericsson, with the associated damage to Ericsson’s brand and reputation. Due to the diverse nature of privacy legislation worldwide, any single incidence of non-compliance by Ericsson may lead to regulatory agencies in various jurisdictions levelling separate penalties or judgments against Ericsson. Due to the nature of Ericsson’s business and the amount of personally identifiable information of which Ericsson is the controller or processor, such an event could have far ranging consequences, even if it was caused by a third party outside of the control of Ericsson. This could include large fines, as well as significant damage claims from customers and end-users.

4 Internal control risk

4.1 Cybersecurity incidents may have a material adverse effect on our business, operations, financial performance, customer and vendor relationships, reputation and brand, and may introduce the possibility of litigations or regulatory investigations or actions.

Ericsson’s business operations involve areas that are particularly vulnerable to cybersecurity incidents that may impact the confidentiality, availability or integrity of information assets, IT assets, products, services, or solutions. These incidents may include data breaches, intrusions, espionage, know-how and data privacy infringements, leakage of confidential or sensitive data, unauthorized or accidental modification of data and general malfeasance. Examples of these areas include, among others, research and development, managed services, usage of cloud solutions, software development, lawful interception, sales, product engineering, IT, finance, operations acquired through M&A activities and HR operations.

Ericsson relies heavily on third-parties to whom we have outsourced significant aspects of our IT infrastructure, product development, services, hardware, software, finance and HR operations. Events or incidents that are caused as a result of vulnerabilities in their operations or products supplied to us could have a material adverse effect upon Ericsson, our business, financial performance, reputation and brand, potentially slowing operations, leaking valuable intellectual property, personal data or other sensitive information or damaging our products which have been installed in our customers’ networks.

It is possible that a cybersecurity incident in Ericsson’s operations or supply chain could have an adverse impact on the integrity of solutions or services provided by Ericsson as well as Ericsson’s ability to comply with legal, regulatory or contractual requirements. These incidents may include tampering with components, the inclusion of backdoors or implants, the unintentional inclusion of vulnerabilities in components or software and cybersecurity incidents which prevent a supplier from being able to fulfill commitments to Ericsson.

Any cybersecurity incident including unintended use, involving our operations, supply chain, product development, services, our third-party providers or installed product base, could cause severe harm to Ericsson and could have a material adverse effect on our business, financial performance, customer and vendor relationships, reputation and brand, and may introduce the possibility of litigation or regulatory investigations or actions.

During 2019, Ericsson has undergone an extensive evaluation of its cybersecurity capability, resulting in additional investments to enhance its cybersecurity capabilities, governance and organization.

Our network systems and storage and other business applications, and the systems and storage and other business applications maintained by our third-party providers, have been in the past, and may be in the future, subject to cyber intrusions, including attempts to gain unauthorized access, breach, malfeasance or other system disruptions. In some cases, it is difficult to anticipate or to detect immediately such incidents and the damage caused thereby. If an actual or perceived breach of security occurs in our network or any of our third-party providers’ networks, we could incur significant costs and our reputation could be harmed. While we work to safeguard our internal network systems and validate the security of our third party providers to mitigate these potential risks, including through information security policies and employee awareness and training, there is no assurance that such actions will be sufficient to prevent cyber-attacks or security breaches.

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4.2 The presence of vulnerabilities in Ericsson’s products, services or operations, may not be detected during product development and operations, and may be leveraged by a threat actor to cause material harm to Ericsson or Ericsson’s customers.

Products and Infrastructure used by Ericsson may contain vulnerabilities that can be leveraged by a threat actor. In some situations, it may be impossible to detect these vulnerabilities due to their location, or due to the fact that they are unknown vulnerabilities, often referred to as “0-Day Vulnerability”. By the very nature of these vulnerabilities it is incredibly difficult for Ericsson to guarantee that the products and services provided by Ericsson are free from such vulnerabilities. Likewise, the Infrastructure that Ericsson relies on may also contain undetected or unmitigated vulnerabilities.

4.3 Identities may be compromised, either from the misuse of Ericsson’s identities or accounts, leading to material damage to Ericsson’s products, services or brand.

Identities in Ericsson may be misused or compromised. Due to the nature of Ericsson’s business, authorized parties undertaking normal account activities can be difficult to differentiate from a threat actor’s use of a compromised identity or credential. Ericsson’s identity and access management routines are required to access our customer’s networks, and any limitation of this capability would impact Ericsson’s ability to offer services and products to our customers.

4.4 Threat actors may target specific employees, or other members of Ericsson’s workforce, through technological and non-technological means.

Recent trends have shown that there is a willingness to target end users of technology, rather than enterprises. This has manifested itself in the rise of threats such as ransomware, phishing and other extortion methods. With a diverse workforce of approximately 100,000 employees, Ericsson is susceptible to risks of disruption or information loss resulting from large scale attacks towards our employees, or society at large. This could have a material adverse effect on our business, financial condition, reputation and brand.

5 Environmental, social and governance risk

5.1 Failure to comply with occupational, environmental, health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

We are subject to certain occupational, environmental, health and safety laws and regulations that affect our operations, facilities, products and services in each of the jurisdictions in which we operate. While we work actively to ensure compliance with material laws, regulations and customer requirements related to the environment, health, and safety (including without limitation occupational health and safety)

that apply to us, we can provide no assurance that we have been, are, or will be compliant with these laws, regulations and requirements. If we have failed or fail to comply with these laws, regulations and requirements we could be subject to significant penalties and other sanctions that could have a material adverse effect on our business, operating results, financial condition, reputation and brand. Additionally, there is a risk that we may have to incur expenditures to cover occupational, environmental and health and safety-liabilities to maintain compliance with current or future applicable laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, such as climate change and extreme weather events, including potential liabilities. Adverse future events, regulations, or judgments could have a material adverse effect on our business, operating results, financial condition, reputation and brand.

5.2 We may fail to comply with our corporate governance standards, which could negatively affect our business, operating results, financial condition, reputation and brand.

We are subject to corporate governance laws and regulations as well as several sustainability and corporate responsibility requirements. In some of the countries where we operate, corruption risks are high and compliance failure could have a material impact on our business, financial condition and brand, see “US FCPA investigations” in Board of Directors report. Therefore there is a high focus on anti-corruption. To ensure that our operations are conducted in accordance with applicable laws and requirements, our management system includes a Code of Business Ethics, a Code of Conduct for Business Partners and a Sustainability Policy, as well as other Group Policies and Directives to govern our processes and operations. However, our commitment to apply the UN Global Compact ten principles, the UN Guiding Principles on Business and Human Rights and principles of the World Economic Forum’s Partnering Against Corruption Initiative to our operations cannot fully prevent unintended or unlawful use of our technology by democratic and non-democratic regimes, violation of our Code of Business Ethics, corruption, fraud, embezzlement, or violations of anti-trust legislation, trade restrictions and international sanctions or our Code of Conduct for Business Partners in Ericsson or in the supply chain. There is also an increased demand from external stakeholders, for example non-governmental organizations and investors, on transparency about sustainability and corporate responsibility issues that might be difficult to fulfill. While we attempt to monitor and audit internally and externally our compliance with the policies and directives as well as our suppliers’ adherence to our Code of Conduct and strive for continuous improvements, we cannot provide any assurances that violations will not occur which could have material adverse effects on our business, operating results, financial condition, reputation, and brand.

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5.3 Potential health risks related to radiofrequency electromagnetic fields may subject us to various product liability claims and result in regulatory changes.

The mobile telecommunications industry is subject to claims that mobile devices and other equipment that generate radiofrequency electromagnetic fields may expose users to health risks. At present, a substantial number of scientific reviews conducted by various independent research bodies have concluded that radiofrequency electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects from mobile communication devices and equipment could adversely affect us through a reduction in sales or through liability claims. Although Ericsson’s products are designed to comply with currently applicable safety standards and regulations regarding radio frequency electromagnetic fields, we cannot guarantee that we will not become the subject of product liability claims or be held liable for such claims or be required to comply with future changed regulatory requirements that may have an adverse effect on our business, operating results, financial condition, reputation and brand.

5.4 Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain more complex.

In 2012, the US Securities and Exchange Commission (SEC) adopted a rule requiring disclosures of specified minerals (“conflict minerals”) that are necessary to the functionality or production of products manufactured or contracted to be manufactured by companies that file periodic reports with the SEC, whether or not these products or their components are manufactured by third-parties. While we believe that we are able to fulfill these requirements without materially affecting our costs or access to materials we can provide no assurance that there will not be material costs associated with complying with the disclosure requirements. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain of our products. In addition, since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals contained in our products through the due diligence procedures that we implement, which may harm our reputation. We may also encounter challenges if customers require that all of the components of our products be certified as “conflict-free”.

6 Risk associated with owning Ericsson shares

6.1 Our share price has been and may continue to be volatile, especially as technology companies, securities and markets as a whole remain volatile.

Our share price has been volatile due to various factors, including our operating performance as well as the high volatility in the securities markets generally and volatility in telecommunications and technology companies’ securities in particular. Our share price is also likely to be affected by future developments in our market, our financial results and the expectations of financial analysts, as well as statements and market speculation regarding our prospects or the timing or content of any public communications, including reports of operating results, by us or our competitors.

Factors other than our financial results that may affect our share price include, but are not limited to:

•	A weakening of our brand name or other circumstances with adverse effects on our reputation

•	Announcements by our customers, competitors or us regarding capital spending plans of our customers

•	Financial difficulties for our customers

•	Awards of large supply or service contracts

•	Speculation in the press or investment community about the company and its operations or about the business level or growth in the telecommunications market

•	Technical problems, in particular those relating to the introduction and viability of new network systems, including 5G products and new platforms

•	Actual or expected results of ongoing or potential litigation or investigations – Announcements concerning bankruptcy or investigations into the accounting procedures of ourselves or other telecommunications companies

•	Our ability to forecast and communicate our future results in a manner consistent with investor expectation

•	Compliance concerns relating to governance and regulatory matters.

6.2 Currency fluctuations may adversely affect our share price or value of dividends.

Because our shares are quoted in SEK on Nasdaq Stockholm (our primary stock exchange), but in US dollars on Nasdaq New York (ADSs), fluctuations in exchange rates between SEK and US dollars may affect our share price. In addition, because we pay cash dividends in SEK, fluctuations in exchange rates may affect the value of distributions when converted into other currencies. An increasing part of the trade in our shares is carried out on alternative exchanges or markets, which may lead to less accurate share price information on Nasdaq Stockholm or NASDAQ New York.

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Forward-looking statements

This Annual Report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe”, “expect”, “foresee”, “anticipate”, “assume”, “intend”, “likely”, “projects”, “may”, “could”, “plan”, “estimate”, “forecast”, “will”, “should”, “would”, “predict”, “aim”, “ambition”, “seek”, “potential”, “target”, “might”, “continue”, or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described in the section Risk Factors.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this Annual Report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

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Corporate governance report 2019

Corporate governance describes how rights and responsibilities are distributed among corporate bodies according to applicable laws, rules and internal processes. Corporate governance also defines the decision-making systems and structure through which owners directly or indirectly control a company.

“During 2019, important focus areas of the Board include corporate governance and to ensure that sufficient investments are being made available to strengthen the Ethics and Compliance program.”

Ronnie Leten

Chair of the Board

This Corporate governance report is rendered as a separate report added to the Annual Report in accordance with the Annual Accounts Act ((SFS 1995:1554) Chapter 6, Sections 6 and 8) and the Swedish Corporate Governance Code.

The report has been reviewed by Ericsson’s auditor in accordance with the Annual Accounts Act.

A report from the auditor is appended hereto.

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Ericsson’s core values

Our values are the foundation of our culture. They guide us in our daily work, in how we relate to each other and the world around us and in the way we do business.

The Code of Business Ethics and the Code of Conduct for Business Partners can be found on Ericsson’s website.

Regulation and compliance

External rules

As a Swedish public limited liability company with securities quoted on Nasdaq Stockholm as well as on NASDAQ New York, Ericsson is subject to a variety of rules that affect its governance. Some relevant external rules applicable to Ericsson’s governance include:

•	The Swedish Companies Act

•	Applicable EU regulations

•	The Rule Book for Issuers, Nasdaq Stockholm

•	The Swedish Corporate Governance Code (the “Code”)

•	NASDAQ Stock Market Rules, including applicable NASDAQ New York corporate governance requirements (subject to certain exemptions principally reflecting mandatory Swedish legal requirements)

•	Applicable requirements of the US Securities and Exchange Commission (SEC).

Internal rules

In addition, to ensure compliance with legal and regulatory requirements and the high standards that Ericsson has set, Ericsson has adopted internal rules that include:

•	A Code of Business Ethics

•	Group Steering Documents, including Group policies and directives, instructions and business processes for approval, control and risk management

•	A Code of Conduct for Business Partners.

The articles of association and the work procedure for the Board of Directors also include internal corporate governance rules.

Sustainability and corporate responsibility governance

Ericsson’s approach to sustainability and corporate responsibility is an integral part of the Company’s strategy, business model and governance. The work rests on Ericsson’s core values and the Code of Business Ethics.

Ericsson’s approach to sustainability and corporate responsibility is integrated into the business operations and performance is regularly measured, assessed and externally assured. Group Function Marketing and Corporate Relations is accountable for developing and deploying strategies, policies, directives, targets, performance, processes and tools for sustainability and corporate responsibility.

The Board of Directors is briefed annually, or more often if needed, on sustainability and corporate responsibility performance and risk.

Ericsson has prepared a Sustainability Report in accordance with the Swedish Annual Accounts Act named the Sustainability and Corporate Responsibility Report 2019, appended to this Annual Report, pages 133–140.

Code of Business Ethics

Ericsson’s Code of Business Ethics summarizes fundamental policies and directives and contains rules to ensure that the business is conducted with a strong sense of integrity. It reflects the Company’s commitment to the United Nations Global Compact’s Ten Principles and the United Nations Guiding Principles on Business and Human Rights.

The Code of Business Ethics is applicable to all individuals performing work for Ericsson under the staff management of Ericsson and has been translated into several languages to ensure that it is understood by Ericsson’s workforce. Everyone working for the Company has an individual responsibility to ensure that business practices adhere to the Code of Business Ethics.

The Company reviews and updates the Code of Business Ethics’ content on a regular basis and periodically runs an acknowledgment process to ensure that everyone performing work for Ericsson has read and understood it. Upon recruitment, new employees are asked to acknowledge the code. In 2019, the acknowledgment was repeated throughout the global Ericsson organization for purposes of ensuring the employees’ understanding and commitment to the principles of the Code of Business Ethics and securing that business is conducted responsibly.

Compliance with regulations

Compliance with the Swedish Corporate Governance Code

The Code is based on the principle of “comply or explain” and is published on the website of the Swedish Corporate Governance Board, which administers the Code:

www.corporategovernanceboard.se. Ericsson does not report any deviations from the rules of the Code in 2019.

Compliance with applicable stock exchange rules

There has been no infringement by Ericsson of applicable stock exchange rules and no breach of good practice on the securities market reported by the disciplinary committee of Nasdaq Stockholm or the Swedish Securities Council in 2019.

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Shareholders Ownership percentage (voting rights) Source: Nasdaq

Governance structure

Shareholders may exercise their decision-making rights in Telefonaktiebolaget LM Ericsson (the “Parent Company”) at General Meetings of shareholders.

A Nomination Committee is appointed each year by the major shareholders in accordance with the Instruction for the Nomination Committee adopted by the Annual General Meeting of shareholders. The tasks of the Nomination Committee include the proposal of Board members and external auditor for election by the Annual General Meeting of shareholders and proposal of Board member and auditor remuneration.

In addition to the Board members elected by shareholders, the Board of Directors consists of employee representatives and their deputies that the unions have the right to appoint under Swedish law. The Board of Directors is ultimately responsible for the strategy and the organization of Ericsson and the management of its operations.

The President and CEO, appointed by the Board of Directors, is responsible for handling the day-to-day management of Ericsson in accordance with guidelines issued by the Board. The President and CEO is supported by the Executive Team.

The external auditor of Ericsson is elected by the General Meeting of shareholders.

Shareholders

Ownership structure

As of December 31, 2019, the Parent Company had 414,760 registered shareholders, of which 402,999 were resident or located in Sweden (according to the share register kept by Euroclear Sweden AB). Swedish institutions held approximately 60.56% of the votes. The largest shareholders as of December 31, 2019 were Investor AB with approximately 22.53% of the votes (7.2% of the shares) and AB Industrivärden (together with Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening), with approximately 19.26% of the votes (3.31% of the shares) and Cevian Capital with 4.99% of the votes (8.43% of the shares).

A significant number of the shares held by foreign investors are nominee-registered, i.e. held of record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register or included in the shareholding statistics.

More information on Ericsson’s shareholders can be found in the chapter “The Ericsson share” in the Annual Report.

Shares and voting rights

The share capital of the Parent Company consists of two classes of shares listed on Nasdaq Stockholm: A and B shares. Each Class A share carries one vote and each Class B share carries one tenth of one vote. Class A and B shares entitle the holder to the same proportion of assets and earnings and carry equal rights to dividends.

The Parent Company may also issue Class C shares, which are converted into Class B shares before they are used to create treasury stock to finance and hedge long-term variable compensation programs resolved by the General Meeting of shareholders.

In the US, the Ericsson Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR). Each ADS represents one Class B share.

The members of the Board of Directors and the Executive Team have the same voting rights on shares as other shareholders holding the same class of shares.

Governance structure

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General Meetings of shareholders

Decision-making at General Meetings

The decision-making rights of Ericsson’s shareholders are exercised at General Meetings of shareholders. Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies Act requires qualified majorities in certain cases, for example in case of:

•	Amendment of the Articles of Association

•	Resolution to transfer treasury stock to employees participating in long-term variable compensation programs.

The Annual General Meeting of shareholders

The Annual General Meeting of shareholders (AGM) is held in Stockholm. The date and venue for the meeting are announced on the Ericsson website no later than at the time of release of the third-quarter interim financial report in the preceding year.

Shareholders who cannot participate in person may be represented by proxy. Only shareholders registered in the share register have voting rights. Nominee-registered shareholders who wish to vote must request to be entered into the share register by the record date for the AGM.

The AGM is held in Swedish and is simultaneously translated into English. Documentation provided by the Company is available in both Swedish and English.

The AGM gives shareholders the opportunity to raise questions relating to the operations of the Group. Normally, the majority of the members of the Board of Directors and the Executive Team is present to answer such questions.

The external auditor is always present at the AGM.

Ericsson’s AGM 2019

Including shareholders represented by proxy, 1,673 shareholders were represented at the AGM held on March 27, 2019, representing approximately 69% of the votes.

Contact the Board of Directors

Telefonaktiebolaget LM Ericsson

The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

boardsecretariat@ericsson.com

The meeting was also attended by members of the Board of Directors, members of the Executive Team, members of the Nomination Committee and the external auditor.

Decisions of the AGM 2019 included:

•	Payment of a dividend of SEK 1 per share

•	Re-election of Ronnie Leten as Chair of the Board of Directors

•	Re-election of other members of the Board of Directors: Jon Fredrik Baksaas, Jan Carlson, Eric A. Elzvik, Nora Denzel, Börje Ekholm, Kurt Jofs, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg

•	Approval of Board of Directors’ fees:

•	Chair: SEK 4,075,000 (unchanged)

•	Other non-employee Board members: SEK 1,020,000 each (previously SEK 990,000)

•	Chair of the Audit and Compliance Committee: SEK 400,000 (previously SEK 350,000)

•	Other non-employee members of the Audit and Compliance Committee: SEK 250,000 each (unchanged)

•	Chairs of the Finance Committee, the Remuneration Committee and the Technology and Science Committee: SEK 200,000 each (unchanged)

•	Other non-employee members of the Finance Committee, the Remuneration Committee and the Technology and Science Committee: SEK 175,000 each (unchanged)

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Re-election of PricewaterhouseCoopers AB auditor for the period up until the end of the AGM 2020

•	Approval of Guidelines for remuneration to Group management

•	Implementation of a Long-Term Variable Compensation Program 2019 for the Executive Team.

The minutes om the AGM 2019 are available on Ericsson’s website.

Annual General Meeting 2020

Ericsson’s AGM 2020 will take place on March 31, 2020, at 3 p.m. at Kistamässan in Stockholm. Further information is available on Ericsson’s website.

Nomination Committee

The AGM has adopted an Instruction for the Nomination Committee that includes the tasks of the Nomination Committee and the procedures for appointing its members. The Instruction applies until the General Meeting of shareholders resolves otherwise. Under the Instruction, the Nomination Committee shall consist of:

•	Representatives of the four largest share- holders by voting power by the end of the month in which the AGM was held, and

•	The Chair of the Board of Directors.

The Committee may also include additional members following a request by a shareholder. The request must be justified by changes in the shareholder’s ownership of shares and be received by the Nomination Committee no later than December 31 of each year. No fees are paid to the members of the Nomination Committee.

Members of the Nomination Committee

The current Nomination Committee members are:

•	Johan Forssell (Investor AB), Chair of the Nomination Committee

•	Karl Åberg (AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse)

•	Jonas Synnergren (Cevian Capital Partners Limited)

•	Anders Oscarsson (AMF – Försäkring och Fonder)

•	Ronnie Leten, the Chair of the Board of Directors.

The tasks of the Nomination Committee

The main task of the Nomination Committee is to propose Board members for election by the AGM. As member of the Nomination Committee, the Chair of the Board of Directors fulfills an important role to inform the Committee of the Company’s strategy and future challenges. Such insights are necessary for the Committee to be able to assess the competence and experience that is required by the Board. In addition, the Committee must consider independence rules applicable to the Board of Directors and its committees.

The Nomination Committee also makes the following proposals, for resolution by the AGM:

•	Proposal for remuneration to non- employee Directors elected by the AGM and remuneration to the auditor

•	Proposal for election of auditor, whereby candidates are selected in cooperation with the Audit and Compliance Committee of the Board

•	Proposal for election of Chair at the AGM

•	Proposal of changes to the Instruction for the Nomination Committee (if any).

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Work of the Nomination Committee for the AGM 2020

The Nomination Committee started its work by going through a checklist of its duties under the Code and the Instruction for the Nomination Committee and by setting a time plan for its work ahead. The complete proposals of the Nomination Committee are presented in connection with the notice convening the AGM 2020.

A good understanding for Ericsson’s business and strategy is important for the Nomination Committee. Therefore, the Chair of the Board presented his views to the Committee on the Company’s strategy and challenges. The Committee also met with Ericsson’s President and CEO, Börje Ekholm, who presented his views in this respect.

The Committee has analyzed the needs of competencies in the Board and has been informed of the results of the Board work evaluation led by the Chair of the Board. On this basis the Nomination Committee has assessed the competence and experience required by Ericsson’s Board members and the need for improvement of the composition of the Board in terms of diversity in age, gender and cultural/geographic background. The Nomination Committee has applied the Swedish Corporate Governance Code, section 4.1, as diversity policy. The Nomination Committee aims to propose a composition of Board members with complementing experiences and competencies to make it possible for the Board to contribute to a positive development of Ericsson. The Nomination Committee searches for potential Board member candidates both with a long-term and a short-term perspective and always focuses on diversity to ensure that the Board get different perspectives into the Board work and considerations. The Nomination Committee also considers the need for renewal and carefully assesses whether the proposed Directors have the capability to devote necessary time and care to the Board work.

In 2019, the Committee met with the Chair of the Audit and Compliance Committee to acquaint itself with the assessments made by the Company and the Audit and Compliance Committee of the quality and efficiency of

Contact the Nomination Committee

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o The Board of Directors Secretariat SE-164 83 Stockholm

Sweden

nomination.committee@ericsson.com

external auditor work. The Audit and Compliance Committee also provided its recommendations on external auditor and audit fees. In order to secure a timely auditor rotation, Ericsson has during 2019 worked to be able to recommend a new auditor for election at the AGM 2020.

As of February 21, 2020, the Nomination Committee has held four meetings.

Board of Directors

The Board of Directors is ultimately responsible for the organization of Ericsson and the management of Ericsson’s operations. The Board appoints the President and CEO who is responsible for managing the day-to-day operations in accordance with guidelines from the Board. The President and CEO ensures that the Board is updated regularly on issues of importance to Ericsson. This includes updates on business development, results, financial position and liquidity.

Directors serve from the close of one AGM to the close of the next, but can serve any number of consecutive terms.

The President and CEO may be elected a Director of the Board, but, under the Swedish Companies Act, the President of a public company may not be elected Chair of the Board.

Conflicts of interest

Ericsson maintains rules and regulations regarding conflicts of interest. Directors are disqualified from participating in any decision regarding agreements between themselves and Ericsson. The same applies to agreements between Ericsson and any third-party or legal entity in which the Board member has an interest that may be contrary to the interests of Ericsson.

The Audit and Compliance Committee oversees the procedures for related-party transactions and has implemented a pre-approval process for non-audit services carried out by the external auditor.

Composition of the Board of Directors and diversity

The current Board of Directors consists of ten Directors elected by the shareholders at the

Proposals to the Nomination Committee

Shareholders may submit proposals to the Nomination Committee at any time, but should do so in due time before the AGM to ensure that the proposals can be considered by the Committee. Further information is available on Ericsson’s website.

AGM 2019 for the period until the close of the AGM 2020. The Board of Directors also consists of three employee representatives, each with a deputy, appointed by the trade unions for the same period of time.

The Nomination Committee advised before the AGM 2019 that the Nomination Committee had applied the Swedish Corporate Governance Code, section 4.1, as diversity policy with the aim to propose a composition of Board members with complementing experiences and competencies that is diverse also in terms of age, gender and cultural/geographical background. The current Board composition is the result of the work of the Nomination Committee prior to the AGM 2019. The Board consists of Board members with experiences from different cultural/geographic areas, competencies from different industry sectors and, excluding the President and CEO, 33% of the shareholder elected Board members are women.

Work procedure

Pursuant to the Swedish Companies Act, the Board of Directors has adopted a work procedure and Committee charters outlining rules for the distribution of tasks among the Board, its Committees and the President and CEO. This complements rules in the Swedish Companies Act and in the Articles of Association of the Company. The work procedure and the Committee charters are reviewed, evaluated and amended by the Board as required or appropriate, and are adopted by the Board at least once a year.

Independence

The Board of Directors and its Committees are subject to a variety of independence rules under applicable Swedish law, the Code and applicable US securities laws, SEC rules and the NASDAQ Stock Market Rules. Ericsson can rely on exemptions from certain US and SEC requirements and may decide to follow Swedish practices in lieu of the NASDAQ Stock Market independence rules.

The composition of the Board of Directors meets all applicable independence criteria. The Nomination Committee concluded before the AGM 2019 that, for purposes of the Code, at least six of the nominated Directors were independent from Ericsson, its senior management and its major shareholders. These were Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Eric A. Elzvik, Kurt Jofs and Kristin S. Rinne.

At Board meetings where the Board members meet in person, a non-executive session is normally held without Ericsson management present.

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Structure of the work of the Board of Directors

The work of the Board follows a yearly cycle. This enables the Board to appropriately address each of its duties and to keep strategy, risk assessment and value creation high on the agenda.

As the Board is responsible for financial oversight, financial information is presented and evaluated at Board meetings. Furthermore, the Chair of each Committee, reports on Committee work at Board meetings and minutes from the Committee meetings are made available to all Directors.

At Board meetings, the President and CEO reports on business and market developments as well as on the financial performance of the Group. Strategic issues and risks are also addressed at most Board meetings. The Board is regularly informed of developments in legal and regulatory matters of importance. Board and Committee meetings may, as appropriate, be held by way of telephone or video conference, and resolutions may be taken per capsulam (unanimous written consent). Such resolutions are accounted for as Board/ Committee meetings.

The 2019 annual work cycle of the Board

•	Fourth-quarter and full-year financial results meeting

Following the end of the calendar year, the Board held a meeting which focused on the financial results of the entire year 2018 and handled the fourth-quarter financial report.

•	Board meeting

In March, an ordinary Board meeting was held.

•	Statutory Board meeting

The statutory Board meeting was held in connection with the AGM 2019. At this meeting, members of each of the Board Committees were appointed and the Board resolved on signatory powers.

•	First interim report meeting

At the next ordinary meeting, the Board handled the interim financial report for the first quarter of the year.

•	Strategy meeting

A strategy Board meeting was held, in essence dedicated to short- and long-term strategies of the Group, including deep-dives into the business area strategies.

•	Second interim report meeting

At the second interim report meeting, the Board handled the interim financial report for the second quarter of the year.

•	Strategy meeting

A strategy Board meeting was held to address particular strategy matters in further detail, including deep-dives into the market area strategies.

•	Third interim report meeting

A Board meeting was held to handle the interim financial report for the third quarter of the year and the financial outlook. At this meeting, the results of the Board evaluation were presented to and discussed by the Board.

•	Financial targets meeting

A meeting was held for the Board to address the financial tagets.

Training

New Directors receive training tailored to their individual needs. Introductory training typically includes meetings with heads of business areas and Group functions, as well as training required by Nasdaq Stockholm on listing issues and insider rules.

The Board’s strategy discussions are usually combined with deep dives into issues of importance for the Ericsson Group, including business area and market area deep dives. Directors’ knowledge in these fields is crucial to allow well-founded Board resolutions, and to ensure that the Company takes due advantage of the different competencies of the Directors.

Auditor involvement

The Board meets with Ericsson’s external auditor in closed sessions at least once a year to receive and consider the auditor’s observations. The auditor provides reports to management on the accounting and financial reporting of the Group.

The Audit and Compliance Committee also meets regularly with the auditor to receive and consider observations on the interim reports and the Annual Report.

In addition, the Board reviews and assesses the process for financial reporting, as described on page 130 under Internal control over financial reporting 2019. Combined with other steps taken internally, the Board’s and the auditor’s review of the interim and annual reports are deemed to give reasonable assurance of the effectiveness of the internal controls over financial reporting.

Work of the Board of Directors in 2019

In 2019, 17 Board meetings were held. For attendance at Board meetings, see the table on page 117. In addition to the Board meetings held as a part of the annual work cycle of the Board the Board receives information updates, in writing or in telephone meetings, as deemed appropriate.

Business strategy, the Ethics and Compliance progam (including the investigation by the US authorities) geopolitics and cyper security, are among the matters that have been in focus within the Board during the year. Strategy and risk management are always high on the Board’s agenda and sustainability and corporate responsibility, which are integrated into the business strategy. The Board continuously monitors the international developments and their possible impact on Ericsson.

Board work evaluation

A key objective of the Board work evaluation is to ensure that the Board work is functioning well. This includes gaining an understanding of the issues that the Board thinks warrant greater focus, as well as determining areas where additional competence is needed within the Board and whether the Board composition is appropriate. The evaluation also serves as guidance for the work of the Nomination Committee.

Each year, the Chair of the Board initiates and leads the evaluation of the Board and Committee work and procedures. Evaluation tools include detailed questionnaires and discussions. The services of an external corporate advisory firm have been retained by the Company to assist in developing questionnaires, carrying out surveys and summarizing responses.

In 2019, Directors responded to a written questionnaire covering the Board work in general as well as the work of the Chair of the Board, the Audit and Compliance Committee, the Finance Committee, the Remuneration Committee and the Technology and Science Committee. In addition, each Director responded to a questionnaire on the Director’s individual performance. As part of the evaluation process, the Chair of the Board also had individual discussions with each of the Directors. The results from the evaluations were presented to the Board and were thoroughly discussed. The Nomination Committee was informed of the results of the Board work evaluation.

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Committees of the Board of Directors

The Board of Directors currently has established four Committees: the Audit and Compliance Committee, the Finance Committee, the Remuneration Committee and the Technology and Science Committee. Members of each Committee are appointed for one year from amongst the Board members.

The task of the Committees is mainly to prepare matters for resolution by the Board. However, the Board has authorized each Committee to determine and handle certain issues in limited areas. It may also on occasion provide extended authorization for the Committees to determine specific matters. If deemed appropriate, the Board of Directors and each Committee have the right to engage independent external expertise, either in general or with respect to specific matters.

The minutes from the Committee meetings are made available to all Directors and the Chair of the Committee reports on the work of the Committee at Board meetings.

Audit and Compliance Committee

On behalf of the Board, the Audit and Compliance Committee monitors the following:

•  The scope and accuracy of the financial statements

•  Compliance with material legal and regulatory requirements

•  Internal control over financial reporting

•  Risk management

•  The effectiveness and appropriateness of the Group’s anti-corruption program.

The Audit and Compliance Committee also reviews the annual and interim financial reports and oversees the external audit process, including audit fees.

The Audit and Compliance Committee itself does not perform audit work. The Head of Ericsson’s internal audit function reports directly to the Audit and Compliance Committee.

Ericsson’s external auditor is elected by the AGM. The Committee is involved in the preparatory work for the Nomination Committee to propose external auditor for election by the AGM. It also monitors the ongoing performance and independence of the auditor with the aim to avoid conflicts of interest.

In order to ensure the auditor’s independence, there are pre-approval policies and procedures in place for audit and non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management.

The Audit and Compliance Committee, regularly receives reporting on compliance related matters, from the Chief Legal Officer, the Chief Compliance Officer and the Head of Corporate Investigations. The Chief Legal Officer has a direct reporting line to the Audit and Compliance Committee, and the Chief Compliance Officer and the Head of Corporate Investigations have an extraordinary reporting line to the Committee in the event they are impeded or obstructed in fulfilling their duties.

The Audit and Compliance Committee also oversees Ericsson’s process for reviewing transactions with related parties and Ericsson’s whistle-blower procedures.

Whistle-blower tool

Employees, suppliers and others may report alleged violation of laws or the Code of Business Ethics through Ericsson’s external whistle-blower tool, Ericsson Compliance Line, managed by a third party, if the alleged violation

•  is conducted by Group or local management, and

•  relates to corruption, questionable accounting, deficiencies in the internal control of accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety.

Significant alleged violations reported through the Ericsson Compliance Line and certain other channels are reported to the Audit and Compliance Committee. Investigations relating to severe alleged violations are handled by Corporate Investigations. Other investigations are handled in the market areas. Corporate Investigations oversees these investigations as deemed appropriate.

Members of the Audit and Compliance Committee

The Audit and Compliance Committee consists of four Board members appointed by the Board in connection with the AGM 2019: Eric A. Elzvik (Chair), Jan Carlson, Nora Denzel, and Torbjörn Nyman (employee representative). The Board has appointed shareholder elected Board members with CFO or CEO experience to the Committee.

The composition of the Audit and Compliance Committee meets all applicable

The Board’s annual work cycle 2019

The annual cycle applied to the Board’s work allows the Board to appropriately address its duties during the year. It also facilitates the organization in aligning its global processes to allow appropriate Board involvement.

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independence requirements, including the conditions for reliance on an exemption for employee representatives. The Board of Directors has determined that each of Eric A. Elzvik, Jan Carlson and Nora Denzel is an audit committee financial expert, as defined under the SEC rule. Each of these three members is considered independent under applicable US securities laws, SEC rules and NASDAQ Stock Market Rules and each of them is financially literate and familiar with the accounting practices of an international company, such as Ericsson.

Work of the Audit and Compliance Committee in 2019

The Audit and Compliance Committee held ten meetings in 2019. Directors’ attendance is reflected in the table on page 117. During the year, the Audit and Compliance Committee reviewed the scope and results of external financial audits and the independence of the external auditor. Prior to publishing, the Committee also reviewed and discussed each interim report and the annual report with the external auditor. The Committee also monitored the external audit fees and approved non-audit-services performed by the external auditor in accordance with such policies and procedures. During 2019, the Audit and Compliance Committee has overseen the selection procedures for proposing a new auditor for election at the AGM 2020.

The Committee approved the audit plan for the internal audit function based on among other things the annual risk assessment, and reviewed the reports of the internal audit function. The Committee also received and reviewed updates and reports under the whistle-blower tool, Ericsson Compliance Line, and from other internal reporting channels including updates on on-going investigations within the Group.

The Committee monitored the continued compliance with the Sarbanes-Oxley Act as well as the internal control and risk management process and monitored and evaluated the effectiveness and appropriateness of Ericsson’s anti-corruption program.

Finance Committee

The Finance Committee is responsible for preparing for resolution by the Board, matters related to the finance strategy including treasury operations with capital structure, capital targets and rating strategy.

Members of the Finance Committee

The Finance Committee consists of four Board members appointed by the Board in connection with the AGM 2019: Ronnie Leten (Chair), Helena Stjernholm, Roger Svensson (employee representative) and Jacob Wallenberg. The Board has appointed shareholder elected Board members with extensive industrial and financial experience to the Committee.

Work of the Finance Committee in 2019

The Finance Committee held three meetings in 2019. Directors’ attendance is reflected in the table on page 117. During 2019, a review of the Finance Committee work was performed with the aim to make the decision process more agile and allow the Finance Committee to focus more on strategic items while also increasing all Board members’ awareness of strategic financial matters of relevance to the Group. Based on this analysis, it was resolved to reduce the areas of responsibility and mandates of the Finance Committee. Following the review, the Committee focuses on the Company’s finance strategy including treasury operations with capital structure, capital targets and rating strategy.

Remuneration Committee

The Remuneration Committee’s responsibilities include:

•	Reviewing and preparing, for resolution by the Board, proposals on salary and other remuneration, including retirement compensation, for the President and CEO

•	Reviewing and preparing, for resolution by the Board, proposals to the AGM on guidelines for remuneration to the Executive Team

•	Reviewing and preparing, for resolution by the Board, proposals to the AGM on the Long-Term Variable Compensation Program (LTV) and similar equity arrangements

•	Approving proposals on salary and other remuneration, including retirement compensation, for the members of the Executive Team (other than the President and CEO)

•	Approving proposals on targets for the short-term variable compensation (STV) for the members of the Executive Team (other than the President and CEO)

•	Approving payout of the STV for the members of the Executive Team members (other than the President and CEO), based on achievements and performance.

In its work, the Remuneration Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. It reviews salary survey data before preparing salary adjustment recommendations for the President and CEO for resolution by the Board and before approving any salary adjustments for the other members of the Executive Team.

Organization of the Board work

Number of Committee members as of December 31, 2019

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Members of the Remuneration Committee

The Remuneration Committee appointed by the Board in connection with the AGM 2019 consisted of four Board members: Jon Fredrik Baksaas (Chair), Kurt Jofs, Ronnie Leten and Kjell-Åke Soting (employee representative). The Board has appointed shareholder elected Board members to the Committee with experiences from different markets of relevance to the Group.

During the year 2019, Peter Boreham from Mercer advised and assisted the Remuneration Committee as an independent expert.

Work of the Remuneration Committee in 2019

The Remuneration Committee held ten meetings in 2019. Director’s attendance is reflected in the table on page 117.

The Remuneration Committee reviewed and prepared a proposal for LTV 2019 for the Executive Team, for resolution by the Board and further approval by the AGM 2019. It further resolved on salaries and STV 2019 for the members of the Executive Team (other than the President and CEO), reviewed the vesting results for the 2016 Executive Performance Stock Plan and prepared proposals regarding remuneration to the President and CEO for resolution by the Board. It also prepared guidelines for remuneration to the Executive Team for resolution by the Board and subsequent referral to the AGM 2019 for approval. There were two changes in the Executive Team during 2019 and the Remuneration

Committee has also resolved on salaries and STV remuneration for these two new members joining the Executive Team.

During the latter part of 2019, the Remuneration Committee reviewed the current LTV structure and executive remuneration, including 2020 targets for STV for the members of the Executive Team (other than the President and CEO). The resulting proposals on LTV 2020 and guidelines for remuneration to the Executive Team will be referred to the AGM 2020 for resolution.

For further information on fixed and variable remuneration, please see Notes to the consolidated financial statements – note G2 “Information regarding members of the Board of Directors, the Group management” and note G3 “Share-based compensation” in the Annual Report and the “Remuneration Report” appended to the Annual Report.

Technology and Science Committee

The responsibilities of the Technology and Science Committee include:

•	Reviewing and preparing for consideration and/or resolution by the Board, matters related to technology strategy and planning for the Group, monitoring the Group’s technology ecosystem and relationships and partnerships

•	Reviewing and preparing for consideration and/or resolution by the Board, matters related to science direction and influence on a geopolitical level.

Members of the Technology and Science Committee

The Technology and Science Committee consists of five Board members appointed by the Board in connection with the AGM 2019: Kristin S. Rinne (Chair), Jan Carlson, Nora Denzel, Kurt Jofs and Roger Svensson (employee representative). The Board has appointed Board members to the Committee with extensive experience within technology.

Work of the Technology and Science Committee in 2019

The Technology and Science Committee held four meetings in 2019. Directors’ attendance is reflected in the table on page 117. The Technology and Science Committee has during the year reviewed selected focus areas:

•	AI and data management

•	Connectivity for industries

•	5G RAN and Core

•	Geopolitical and ecosystem

•	Research and development.

Members of the Committees as of December 31, 2019

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Directors’ attendance and fees 2019

	Fees resolved by the AGM 2019			Number of Board/Committee meetings attended in 2019
Board member	Board fees, SEK1)		Committee fees, SEK	Board	Audit and Compliance- Committee	Finance Committee	Remun. Committee	Tech. and Science Committee
Ronnie Leten	4,075,000		375,000	17		3	10
Helena Stjernholm	1,020,000		175,000	17		3
Jacob Wallenberg	1,020,000		175,000	17		3
Jon Fredrik Baksaas	1,020,000		200,000	13			10
Jan Carlson	1,020,000		425,000	16	10			4
Nora Denzel	1,020,000		425,000	16	9			4
Börje Ekholm	—	2)	—	17
Eric A. Elzvik	1,020,000		400,000	17	10
Kurt Jofs	1,020,000		350,000	16			10	4
Kristin S. Rinne	1,020,000		200,000	15				4
Torbjörn Nyman	25,500	3)	15,000	17	10
Kjell-Åke Soting	25,500	3)	15,000	17			10
Roger Svensson	25,500	3)	10,500	17		3		4
Per Holmberg	25,500	3)	—	17
Anders Ripa	25,500	3)	—	17
Loredana Roslund	25,500	3)	—	17

Total number of meetings				17	10	3	10	4

1)	Non-employee Directors can choose to receive part of their Board fee (exclusive of Committee fees) in the form of synthetic shares.

2)	Board member remuneration resolved by the AGM is only for non-employee Directors elected by the shareholders.

3)	Employee representative Board members and their deputies are not entitled to a Board fee, but instead get paid compensation in the amount of SEK 1,500 per attended Board and Committee meeting.

Remuneration to Board members

Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the AGM.

The AGM 2019 approved the Nomination Committee’s proposal for fees to non-employee Board members for Board and Committee work. For further information on Board of Directors’ fees 2019, please refer to Notes to the consolidated financial statements – note G2 “Information regarding members of the Board of Directors and Group management” in the Annual Report.

The AGM 2019 also approved the Nomination Committee’s proposal that Board members may be paid part of their Board fee in the form of synthetic shares. A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a Class B share in Ericsson at the time of payment. The Directors’ right to receive payment with regard to allocated synthetic shares occurs, as a general rule, after the publication of the Company’s year-end financial statement during the fifth year following the General Meeting that resolved on the allocation of the synthetic shares. The purpose of paying part of the Board of Directors’ fee in the form of synthetic shares is to further align the Directors’ interests with shareholder interests. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the AGM 2019 and to the minutes from the AGM 2019, which are available at Ericsson’s website.

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Members of the Board of Directors

Board members elected by the AGM 2019

Ronnie Leten

(first elected 2018)

Chair of the Board of Directors, Chair of the Finance Committee, Member of the Remuneration Committee

Born 1956. Master of Science in Applied Economics, University of Hasselt, Belgium.

Nationality: Belgium

Board Chair: Epiroc AB and Piab.

Board Member: AB SKF.

Holdings in Ericsson: 100,000 Class B shares1), 128,452 call options2). and 52,525 synthetic shares3).

Principal work experience and other information: President and CEO of Atlas Copco AB 2009–2017 and various leadership positions within the Atlas Copco Group 1997–2009 and 1985–1995. Previous positions include plant manager of Tenneco Automotive Inc., Belgium, 1995–1997 and various positions within General Biscuits 1979–1985.

Helena Stjernholm

(first elected 2016)

Deputy Chair of the Board of Directors, Member of the Finance Committee

Born 1970. Master of Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden

Board Member: AB Industrivärden, AB Volvo and Sandvik AB.

Holdings in Ericsson: 20,060 Class B shares1) and 32,672 synthetic shares3).

Principal work experience and other information: President and CEO of AB Industrivärden since 2015. Partner in the private equity firm IK Investment Partners (2008–2015), with responsibility for the Stockholm office from 2011 to 2015. Investment Manager at IK Investment Partners (1998–2008). Previous experience as consultant for Bain & Company (1997–1998).

Jacob Wallenberg

(first elected 2011)

Deputy Chair of the Board of Directors, Member of the Finance Committee

Born 1956. Bachelor of Science in Economics and Master of Business Administration, Wharton School, University of Pennsylvania, USA. Officer of the Reserve, Swedish Navy.

Nationality: Sweden

Board Chair: Investor AB.

Deputy Board Chair: ABB Ltd., FAM and Patricia Industries.

Board Member: The Knut and Alice Wallenberg Foundation and Nasdaq Inc.

Holdings in Ericsson: 427,703 Class B shares1) and 44,792 synthetic shares3).

Principal work experience and other information: Chair of the Board of Investor AB since 2005. President and CEO of SEB in 1997 and Chair of SEB’s Board of Directors 1998–2005. Executive Vice President and CFO of Investor AB 1990–1993. Honorary Chair of IBLAC (Mayor of Shanghai’s International Business Leaders Advisory Council) and member of the steering committee of the European Round Table of Industrialists, Deputy Chair of the Swedish-American Chamber of Commerce US, member of the International Advisory Board of the Atlantic Council, Washington DC, member of the International Business Council of the World Economic Forum, Trilateral Commission and the Advisory Board of Tsinghua University.

Jon Fredrik Baksaas

(first elected 2017)

Chair of the Remuneration Committee

Born 1954. Master of Science in Economics, NHH Norwegian School of Economics & Business Administration, Norway.

Nationality: Norway

Board Chair: Statnett SA.

Deputy Board Chair: DNV GL Group AS.

Board Member: Svenska Handelsbanken AB and Cloudberry Partners AS.

Holdings in Ericsson: 32,370 synthetic shares3).

Principal work experience and other information: President and CEO of Telenor (2002–2015). Previous positions within the Telenor Group since 1989, including deputy CEO, CFO and CEO of TBK AS. Previous positions include CFO of Aker AS, finance director of Stolt Nielsen Seaway AS and controller at Det Norske Veritas, Norway and Japan. Member of the GSMA Board (2008–2016) and Chair of the GSMA Board (2014–2016).

The Board memberships and holdings in Ericsson reported above are as of December 31, 2019.

1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)	Call options issued by Investor AB entitling to purchase Ericsson Class B shares.
3)

Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 117 for further information.

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Jan Carlson

(first elected 2017)

Member of the Audit and Compliance Committee and the Technology and Science Committee

Born 1960. Master of Science degree in Engineering Physics and Electrical Engineering, the University of Linköping, Sweden.

Nationality: Sweden

Board Chair: Autoliv Inc. and Veoneer Inc.

Board Member: BorgWarner Inc.

Holdings in Ericsson: 7,900 Class B shares1) and 32,370 synthetic shares2).

Principal work experience and other information: Chair and President and CEO of Veoneer Inc. since June 2018. President and CEO of Autoliv Inc. 2007–2018 and Chair of Autoliv Inc. since 2014. Previous positions within the Autoliv Group since 1999, including President Autoliv Europe, Vice President Engineering of Autoliv and President Autoliv Electronics. Previous positions include President of Saab Combitech and of Swedish Gate Array.

Nora Denzel

(first elected 2013)

Member of the Audit and Compliance Committee and the Technology and Science Committee

Born 1962. Master of Business Administration, Santa Clara University, USA. Bachelor of Science in Computer Science, State University of New York, USA.

Nationality: USA

Board Member: Advanced Micro Devices Inc., NortonLifeLock Inc., Talend Inc. and Talend S.A.

Holdings in Ericsson: 3,850 ADS1) and 13,301 synthetic shares2).

Principal work experience and other information: CEO (interim) of Outerwall Inc. (January 2015–August 2015). Senior Vice President Big Data, Marketing and Social Product Design and General Manager QuickBooks Payroll Division (2008–2012). Previous positions include Senior Vice President and General Manager of HP’s Global Software, Storage and Consulting Divisions (2000–2006), Senior Vice President Product Operations Legato Systems (bought by EMC) and various engineering, marketing and executive positions at IBM. Non-Profit board member of the National Association of Corporate Directors (NACD) Northern California Chapter. Member of the Advisory Board of SUSE Linux.

Börje Ekholm

(first elected 2006)

President, CEO and Member of the Board

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Nationality: Sweden and USA

Board Member: Alibaba Group.

Holdings in Ericsson: 21,760 Class B shares and 1,009,000 ADS1), 15,860 synthetic shares2), and 2,000,000 call options3).

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson since 2017. CEO of Patricia Industries, a division within Investor AB (2015–2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Holds honorary Doctorate at KTH Royal Institute of Technology, Sweden. Since 2017, member of the Steering Committee of the World Economic Forum Digital Communication Governors and a member of the Broadband Commission for Sustainable Development. Member of the Board of Trustees of Choate Rosemary Hall and member of the Board of the Swedish-American Chamber of Commerce New York.

Eric A. Elzvik

(first elected 2017)

Chair of the Audit and Compliance Committee

Born 1960. Master of Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden and Switzerland

Board Chair: IP-Only.

Board Member: Fenix Marine Services, Landis+Gyr Group AG, AB Volvo and VFS Global.

Holdings in Ericsson: 10,000 Class B shares1) and 10,788 synthetic shares2).

Principal work experience and other information: CFO and member of the Group Executive Committee of ABB Ltd (2013–2017). Division CFO ABB Discrete Automation & Motion (2010–2012) and division CFO Automation Products Division (2006–2010). Previous positions within the ABB Group since 1984, including senior management positions within finance, mergers & acquisitions and new ventures. Currently, senior industrial advisor to EQT.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2019.

1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)

Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 117 for further information.

3)

Call options issued by AB Industrivärden (1,000,000 call options) and Investor AB (1,000,000 call options), each entitling the purchase of one Ericsson B share from AB Industrivärden/Investor AB respectively (further information is available in the Notes to the consolidated financial statements – note G2 “Information on the members of the Board of Directors and Group management” in the Annual Report).

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Board members elected by the AGM 2019, cont’d.

Kurt Jofs

(first elected 2018)

Member of the Remuneration Committee and the Technology and Science Committee

Born 1958. Master of Science in Engineering, Royal Institute of Technology, Stockholm, Sweden.

Nationality: Sweden

Board Chair: Höganäs AB, Silver Resorts AB and Vesper Group.

Board member: Feal AB.

Holdings in Ericsson: 50,000 Class B shares 1) and 19,378 synthetic shares 2).

Principal work experience and other information: Entrepreneur and investor with extensive experience in various industries. Previous positions include Executive Vice President and responsible for Ericsson’s Networks business 2003–2008, CEO of Segerström & Svensson 1999–2001. CEO of Linjebuss 1996–1999, and various positions within ABB and Ericsson.

Kristin S. Rinne

(first elected 2016)

Chair of the Technology and Science Committee

Born 1954. Bachelor of Arts, Washburn University, USA.

Nationality: USA

Board member: Synchronoss.

Holdings in Ericsson: 22,514 synthetic shares 2).

Principal work experience and other information: Previously Senior Vice President, Network Technology, Network Architecture & Planning, at AT&T (2007–2014). CTO of Cingular Wireless (2005–2007) and VP Technology & New Product Development of Cingular Wireless (2000–2005). Previous positions within Southwestern Bell and SBC (1976–2000). Trustee of Washburn University Foundation and member of the Board of Wycliffe Associates. Member of the Advisory Board of Link Labs.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2019.

1)	The number of shares and ADS includes holdings by related person, if applicable.
2)

Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 117 for further information.

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Board members and deputies appointed by the trade unions

Torbjörn Nyman

(first appointed 2017)

Employee representative, Member of the Audit and Compliance Committee

Born 1961. Appointed by LO, the Swedish Trade Union Confederation.

Nationality: Sweden

Holdings in Ericsson: 31,591 Class B shares 1).

Employed since 1996. Working as ICT Strategic Product Manager within Business Area Networks.

Kjell-Åke Soting

(first appointed 2016)

Employee representative, Member of the Remuneration Committee

Born 1963. Appointed by PTK.

Nationality: Sweden

Holdings in Ericsson: 7,942 Class B shares 1).

Employed since 1996. Working as Global SQA Manager within Business Area Networks.

Roger Svensson

(first appointed 2011)

Employee representative, Member of the Finance Committee and of the Technology and Science Committee

Born 1971. Appointed by the PTK.

Nationality: Sweden

Holdings in Ericsson: 13,901 Class B shares 1).

Employed since 1999. Working as Global Process Architect for Test within Business Area Networks.

Anders Ripa

(first appointed 2017)

Employee representative - Deputy

Born 1962. Appointed by PTK.

Nationality: Sweden

Holdings in Ericsson: 2,174 Class B shares and 608 Class A shares1).

Employed since 1998. Working as Security Advisor for Mission Critical and Private Networks within Business Area Networks.

Loredana Roslund

(first appointed 2017)

Employee representative - Deputy

Born 1967. Appointed by PTK.

Nationality: Sweden

Holdings in Ericsson: 1,954 Class B shares1).

Employed since 1994. Working as Project Manager within R&D, Business Area Networks.

Per Holmberg

(first appointed 2018)

Employee representative - Deputy

Born 1966. Appointed by LO, the Swedish Trade Union Confederation.

Nationality: Sweden

Holdings in Ericsson: None1).

Employed since 1996. Working as Product Development Leader within Business Area Networks.

Börje Ekholm was the only Director who held an operational management position at Ericsson in 2019.

1)	The number of shares and ADS reflects ownership as of December 31, 2019 and includes holdings by related persons, if applicable.

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Management

The President/CEO and the Executive Team

The Board of Directors appoints the President and CEO and the Executive Vice President(s). The President and CEO is responsible for the management of day-to-day operations and is supported by the other members of the Executive Team.

The role of the Executive Team is to:

•	Define Group strategies and policies, drive corporate agenda and establish a strong corporate culture

•	Determine targets for operational units, allocate resources and monitor unit performance

•	Secure operational excellence and realize global synergies through efficient organization of the Group.

The organizational structure includes four business areas, five geographical market areas and a number of supporting group functions.

Business Areas are responsible for developing competitive product-led business solutions, including both products and services and for investing in research and development for technology and cost leadership.

Market Areas are responsible for selling and delivering customer solutions. Resources are moved closer to the customers in order to establish leading positions in critical markets.

Group functions are responsible for providing an effective support platform to the market areas and business areas to drive synergies and align ways of working across units and for driving the corporate agenda.

The Executive Team members as of December 31, 2019, are presented on pages 126–129.

Remuneration to the Executive Team

Guidelines for remuneration to the Executive Team were approved by the AGM 2019. For further information on fixed and variable remuneration, see the Remuneration Report and note G2, “Information regarding members of the Board of Directors and the Group management” in the Annual Report.

The Ericsson Group Management System

Ericsson has a global management system, the Ericsson Group Management System (EGMS). EGMS aims to ensure customer satisfaction, drive corporate culture and to ensure that the business is managed:

•	To fulfill the objectives of Ericsson’s major stakeholders (customers, shareholders, employees)

•	Within established risk limits and with reliable internal control

•	In compliance with relevant applicable laws, listing requirements, governance codes and corporate responsibilities.

EGMS is a framework consisting of rules and requirements for Ericsson’s business, specified through governance structures, ways of working, processes, organizational descriptions, policies, directives and instructions. The management system is applied in Ericsson’s operations globally, and its consistency and global reach is designed to build trust in the way Ericsson works. EGMS is founded on ISO 9001 (international standard for quality management systems) but is designed as a dynamic governance system to enable Ericsson to adapt the system to changing demands and expectations, including new legislation as well as customers’ and other stakeholders’ requirements. Ericsson implements external requirements only after thorough analysis and after putting them into the Ericsson context.

EGMS consists of three main elements:

•	Management and control

•	Ericsson business processes

•	Organization and resources.

Management and control

Ericsson’s strategy process includes the whole chain from business intelligence and strategic forecasting to deployment of developed strategies into targets and programs in coordinated cycles.

Ericsson Group Management System

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Group-wide policies, directives and instructions govern how the organization works and are core elements in managing and directing Ericsson. The Group policies, directives and instructions contain, among other things, a Code of Business Ethics, a Code of Conduct for Business Partners and accounting and reporting directives to fulfill external reporting requirements. Ericsson has a Group Steering Documents Committee that works to align policies and directives with Group strategies, values and structures.

Ericsson business processes

Ericsson business processes is a set of defined Group-wide processes integrated in EGMS. They describe how Ericsson delivers value to customers, proactively and on-demand. Ericsson business processes offer capabilities to translate customer requirements into defined products, solutions and services offered by Ericsson.

Organization and resources

Ericsson is operated in two dimensions: one operational structure and one legal structure. The operational structure aligns accountability and authority regardless of country borders and supports the process flows with cross-country operations. In the operational structure, Ericsson is organized in group functions, segments, business areas and market areas. The legal structure is the basis for legal requirements and responsibility as well as for tax and statutory reporting purposes. There are more than 200 legal entities within the Ericsson Group with approximately 80 branch offices with representation (via legal entities, branch and representative offices) in more than 150 countries.

Chief Compliance Officer

Ericsson’s Chief Compliance Officer is heading the Compliance Office and is responsible for the Ethics and Compliance program at Ericsson, with particular focus on anti-corruption, anti-trust and anti-money laundring regulations. A team of full time compliance officers report on a solid line to the Chief Compliance Officer and drives the Ethics and Compliance program from their various global locations. In addition to a dedicated compliance team, all employees play a role in ensuring compliance throughout the Group. The Chief Compliance Officer reports to the Chief Legal Officer with an extraordinary reporting line to the Audit and Compliance Committee. Ericsson’s anti-corruption program is reviewed and evaluated by the Audit and Compliance Committee regularly. A high level of senior management and Board commitment to compliance is important to ensure that the Ethics and Compliance program remains a priority for the Group.

Insider Committee

Ericsson has established an Insider Committee to make assessments relating to the disclosure of inside information. The Insider Committee comprises of the Chief Legal Officer, the Chief Financial Officer and the Chief Marketing and Communications Officer.

Audits, assessments and certification

The purpose of audits and assessments is to determine the level of compliance and to provide valuable information for understanding, analyzing and continually improving performance. Management monitors compliance with policies, directives and processes through internal self-assessment within the respective units. This is complemented by internal and external audits and assessments.

Due to demands and requirements from customers and other external stakeholders, Ericsson sometimes needs to take decisions on certification to stay competitive in the market. Certification means that Ericsson’s interpretation of standards or requirements are confirmed by a third-party via an assessment activity.

As the EGMS is a global system, group-wide certificates are issued by a third-party certification body proving that the system is efficient throughout the whole organization. Ericsson is currently globally certified to ISO 9001 (Quality), ISO 14001 (Environment), OHSAS 18001 (Health & Safety) and ISO 27001 (Information Security). Selected Ericsson units are also certified to TL 9000 (telecom-specific standard). EGMS is also assessed within the scope of the audit plan of Ericsson’s internal audit function.

Ericsson’s external financial audits are performed by PricewaterhouseCoopers AB, and ISO/management system audits are performed by EY CertifyPoint. Internal audits are performed by the company’s internal audit function which reports to the Audit and Compliance Committee.

With a risk based approach, Ericsson conducts audits of suppliers to secure compliance with Ericsson’s Code of Conduct for Business Partners, which includes rules that suppliers to the Ericsson Group must comply with.

Risk management

The management of operational risks in Ericsson is embedded in various business processes and controls, such as decision tollgates and approvals. Certain cross-process risks are centrally coordinated, such as risks relating to information security, IT security, corporate responsibility and anti-bribery and corruption. Financial risk management is governed by a Group policy and carried out by the Treasury and Customer Finance functions. For further information on financial risk management, please see Notes to the consolidated financial statements – note F1 “Financial risk management” in the Annual Report.

Ericsson’s Enterprise Risk Management (ERM) framework is an integrated part of the EGMS. The aim of the ERM framework is to strengthen the Group’s governance by integrating risk management with the strategy-setting and execution.

The ERM framework is designed to establish an adequate and effective management of risk, i.e. the uncertainty in achieving the strategic objectives of the company. The framework provides methods to identify, assess and treat the risks, and to agree on the Company’s risk appetite and risk tolerance. The ERM framework is based on five elements (illustrated above and described in the following text). It is applied across Ericsson’s operations and covers business areas, market areas and group functions. The framework comprises the minimum requirements that the units must meet to have a common basis for ERM to enable transparency and risk oversight.

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Risk Governance & Culture

Ericsson has defined an ERM strategy with the aim to drive transformation in certain focus areas, such as risk culture, risk as input to strategy development, and aligned assurance.

Risk Governance

Each manager is responsible for handling the risks that emerges from the respective area of responsibility. The responsibility for the identified prime risks of the Company is always allocated to an Executive Team member. The Group Risk Management function is responsible for driving the ERM strategy execution and the ERM operations on Group level. The head of each group function, market area and business area, is accountable for appointing one or several risk manager(s) to drive risk management within the unit’s area of responsibility, and for overseeing the ERM in the respective unit. The CFO is accountable for performing oversight of ERM and the Board of Directors and the Audit and Compliance Committee are responsible for reviewing the effectiveness and appropriateness of the ERM.

Risk Culture

Ericsson’s risk culture is the attitude, behavior, and understanding around risk that influence decision making. For Ericsson to be able to manage its risks centrally and autonomously, a strong and risk aware culture at all levels in the organization is needed and it is important to have the appropriate level of resources to ensure that requirements outlined in the framework can be suitably enforced, monitored and supported.

Risk & Strategy

Ericsson’s risk management activities are interconnected with the development and deployment of Ericsson’s business plans and functional strategies.

ERM Process

The ERM process (illustrated below) applies to the Group and to all roles with responsibilities with regards to risk management activities. It focuses on getting the group functions, market areas and business areas to connect their risks with strategic objectives and accountabilities for decision making, in a clear way. The process also covers the activities that are managed centrally by the Group Risk Management function.

Risk management planning

Risk management planning is done in collaboration between risk managers in the group functions, market areas, business areas and the Group Risk Management function.

Risk Identification – bottom up

Current risks within the scope of accountability for the group function, market area and business area are identified in the bottom up risk identification process. The appropriate risk manager engages the unit’s leadership team and applicable stakeholders in the organization in the work to identify risks. The Risk Universe (illustrated on page 125) is used as inspiration to identify emerging risks and secure that the unit’s risk register covers all applicable risk areas. The bottom up risk identification process is closely linked to the top down risk identification process, described below. For more information on risks related to Ericsson’s business, see the chapter “Risk factors” in the Annual Report.

Risk Analysis

The impact of an identified risk is estimated considering four dimensions – financial, strategic, occupational health and safety, and reputational. The key risks in a unit are presented in a heat map (see example on page 125). The heat map shows the impact and probability for each key risk and enables comparison for all kinds of risks and support prioritization.

Risk Treatment

For identified risks of relevance, a treatment option is chosen, i.e. avoid or accept the risk, mitigate the probability or impact of the risk, or increase the risk in order to pursue an opportunity. Once the treatment plan is implemented, its effectiveness shall be assessed on an ongoing basis, and decisions shall be made where corrective actions are needed.

ERM Process

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Risk sign-off

The risk sign-off entail a process where the risks, including the responsibility for handling a risk and treatment plans, are acknowledged by the unit’s leadership team and aligned cross-Group in a workshop with the applicable leadership team and the head of the Group Risk Management function. Such workshops are arranged by the appropriate risk manager.

Risk identification – top down

In the top down risk identification, the Group Risk Management function conducts interviews with senior management, and external experts, to identify and refine the risks Ericsson faces, supported by the Risk Universe.

Group Risk Consolidation

The Group Risk Management function works to identify opportunities to consolidate risks based on commonalities: e.g. similar treatment plans or root causes. Further, the Group Risk Management function works to identify and hand over the responsibility of the Group consolidated risks, to the suitable unit for further analysis and treatment.

Prime Risk Identification

Ericsson’s prime risks are defined as the identified top risks in the Group. The responsibility for each such risk is allocated to an Executive Team member and these risks are given additional attention in terms of analysis and reporting. The Group Risk Management function identifies potential prime risks in the Ericsson risk register in collaboration with the responsible units and the Executive Team.

Risk Communication & Reporting

Risk Reporting

The risk managers coordinate the reporting of key risk status to the leadership teams within the respective unit on a regular basis. Each unit’s risk register is also reported to the Group Risk Management function as part of the Group risk consolidation and prime risk selection. Although the formal reporting to the Group Risk Management function is only required once a year, risks identified outside of the reporting cycle, that could potentially be significant at Group level, are required to be escalated when identified to the Group Risk Management function.

The Head of the Group Risk Management function reports the status of the identified prime risks to the Executive Team and the Audit and Compliance Committee on a regular basis. These reports include a heat map overview and a more detailed reporting of prime risks and relevant treatment.

Risk Communication

Effective communication is important to enable employees to share information, work together, and support each other in managing risks in all areas of the business. The risk management community has the mission to create awareness, improve knowledge and favorably influence behavior of both internal and external stakeholders with respect to risk management issues and requirements. Ericsson has established a Group Risk Council to facilitate cross-Group alignment and improvements of the ERM framework as well as of the management of actual risks. The Head of Group Risk Management is the chair of the council in which all risk managers participate.

Monitoring ERM Performance

The Group Risk Management function provides assessment requirements regarding risk management to the ISO 9001 internal assessment process and follows up on the internal assessment results. The Group Risk Management function also reviews internal and external audit results to address identified weaknesses as part of the continuous work with improving the ERM framework.

128 Corporate governance – Corporate governance report	Ericsson Annual Report on Form 20-F 2019

Members of the Executive Team

Börje Ekholm

President and CEO since 2017

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Nationality: Sweden and USA

Board Member: Telefonaktiebolaget LM Ericsson and Alibaba Group.

Holdings in Ericsson:1)

21,760 Class B shares, 1,009,000 ADS, 15,860 synthetic shares, and 2,000,000 call options 2).

Background: CEO of Patricia Industries, a division within Investor AB (2015–2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Since 2017, member of the Steering Committee of the World Economic Forum Digital Communication Governors and a member of the Broadband Commission for Sustainable Development. Member of the Board of Trustees of Choate Rosemary Hall and member of the Board of the Swedish-American Chamber of Commerce New York.

Fredrik Jejdling

Executive Vice President and Head of Business Area Networks (since 2017) and Head of Segment Networks

Born 1969. Master of Science in Economics and Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden

Board Member: Teknikföretagen and the Confederation of Swedish Enterprise.

Holdings in Ericsson:1)

14,522 Class B shares.

Background: Senior Vice President and Head of Business Unit Network Services (2016–2017). Has held a variety of positions in commercial operations and financials, including Head of Region Sub-Saharan Africa, Head of Region India, and Head of Sales and Finance for Business Unit Global Services. Previous positions include senior positions with LUX Asia Pacific and Tele2 Group.

MajBritt Arfert

Senior Vice President, Chief People Officer and Head of Group Function People (since 2017)

Born 1963. Bachelor of Human Resources, University of Gothenburg, Sweden.

Nationality: Sweden

Board Member: None.

Holdings in Ericsson:1)

22,645 Class B shares.

Background: Acting Head of Group Function Human Resources (2016–2017), Head of Human Resources Ericsson Sweden (2015–2017). Previously Vice President and Head of Human Resources Business Unit Support Solutions (2007–2015). Previous positions include various Human Resources positions, including Head of Human Resources for Sony Ericsson in Germany (2001–2004).

Arun Bansal

Senior Vice President and Head of Market Area Europe & Latin America (since 2017)

Born 1968. Bachelor of Engineering (Electronics), University of Jiwaji, India, and Postgraduate Diploma in Marketing, Indira Gandhi National Open University, India.

Nationality: India

Board Member: OPCOM Cables Sdn Bhd.

Holdings in Ericsson:1)

14,126 Class B shares and 17,636 ADS.

Background: Senior Vice President and Head of Business Unit Network Products (2016–2017). Joined Ericsson in 1995 and has held various senior positions in the company, including Senior Vice President and Head of Business Unit Radio, Head of Region South East Asia and Oceania and Country Manager in Indonesia and Bangladesh and has also worked in Sweden, USA, Malaysia and Singapore.

Changes in the Executive Team

•	Effective September 1, 2019, Fadi Pharaon was appointed Head of Market Area Middle East & Africa, replacing Rafiah Ibrahim.

•	Effective June 10, 2019, Stella Medlicott was appointed Head of Marketing and Corporate Relations, replacing Helena Norrman.

The Board memberships and Ericsson holdings reported above are as of December 31, 2019.

1)	The number of shares and ADS includes holdings by related persons, if applicable.
2)

Call options issued by AB Industrivärden (1,000,000 call options) and Investor AB (1,000,000 call options), each entitling the purchase of one Ericsson B share from AB Industrivärden/Investor AB respectively (further information is available in the Notes to the consolidated financial statements – note G2 “Information regarding members of the Board of Directors and the Group management” in the Annual Report).

129 Corporate governance – Corporate governance report	Ericsson Annual Report on Form 20-F 2019

Xavier Dedullen

Senior Vice President, Chief Legal Officer, Head of Group Function Legal Affairs and Compliance and secretary of the Board of Directors of Telefonaktiebolaget LM Ericsson (since 2018)

Born 1964. Master of Laws (LL.M), New York University School of Law, USA, Master of Laws (Lic. Jur), KU University of Leuven, Belgium, and Bachelor in Law, Facultés Notre Dame de la Paix, Belgium.

Nationality: Belgium

Board Member: None.

Holdings in Ericsson:1)

None.

Background: Previously Group General Counsel at Holcim Ltd (now called LafargeHolcim) (2013–2018) with responsibility for the legal and compliance functions, based in Switzerland. Various senior legal management positions, including most recently, Vice President International – Legal and External Affairs, and other senior management positions at Verizon Business (2004–2013), based in the UK and Hong Kong with responsibility for EMEA and APAC. Prior to that, various senior legal positions in the telecoms, banking and power industries, based in the UK and Switzerland. Started his career in private practice in New York.

Erik Ekudden

Senior Vice President, Chief Technology Officer and Head of Group Function Technology (since 2018)

Born 1968. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden.

Nationality: Sweden

Board Member: None.

Holdings in Ericsson:1)

18,195 Class B shares and 6,686 ADS.

Background: Group Chief Technology Officer and Head of Technology and Architecture within Group Function Technology and Emerging Business (July 2017–March 2018). Joined Ericsson in 1993 and has held various management positions in the company, including Head of Technology Strategy, Chief Technology Officer Americas in Santa Clara US, and Head of Standardization and Industry. Member of the Royal Swedish Academy of Engineering Sciences (IVA).

Niklas Heuveldop

Senior Vice President and Head of Market Area North America (since 2017)

Born 1968. Master of Science in Industrial Engineering and Management, the Linköping Institute of Technology, Sweden.

Nationality: Sweden

Board Member: The Swedish-American Chamber of Commerce New York and CTIA – US wireless industry trade association.

Holdings in Ericsson:1)

4,732 Class B shares and 13,585 ADS.

Background: Senior Vice President, Chief Strategy Officer and Head of Group Function Technology & Emerging Business (April 2017–March 2018). Previous positions include Chief Customer Officer and Head of Group Function Sales (2016–2017) and senior leadership positions across Europe and the Americas, including Head of Global Customer Unit AT&T and Head of Market Unit Central America and Caribbean. Previous positions outside Ericsson include CEO of ServiceFactory and COO of WaterCove Networks.

Chris Houghton

Senior Vice President and Head of Market Area North East Asia (since 2017)

Born 1966. Bachelor of Law, Huddersfield Polytechnic, United Kingdom.

Nationality: United Kingdom

Board Member: None.

Holdings in Ericsson:1)

33,761 Class B shares.

Background: Head of Region North East Asia (2015–2017). Has also previously held management positions within Ericsson, including Head of Region India, Head of Customer Unit UK and Ireland and various management positions within Ericsson in China, Hungary, India, Ireland, Japan, Sweden and the UK.

The Board memberships and Ericsson holdings reported above are as of December 31, 2019.

1)	The number of shares and ADS includes holdings by related persons, if applicable.

130 Corporate governance – Corporate governance report	Ericsson Annual Report on Form 20-F 2019

Members of the Executive Team, cont’d.

Jan Karlsson

Senior Vice President, Head of Business Area Digital Services (since 2018) and Head of Segment Digital Services

Born 1966. Bachelor in Business Administration, ESSEC Business School, France.

Nationality: Sweden

Board Member: None

Holdings in Ericsson:1)

691 Class B-shares and 5,883 ADS

Background: Acting Head of Business Area Digital Services February–July 2018. Previous Head of Solution Area BSS within Business Area Digital Services. Before joining Ericsson early 2017 Jan Karlsson was the CEO of DigitalRoute, an ISV focusing on data collection & pre-processing across Telco and Non-telco verticals.

Peter Laurin

Senior Vice President and Head of Business Area Managed Services (since 2017) and Head of Segment Managed Services

Born 1971. Master of Technology, Chalmers University of Technology, Sweden, and Master of Business Administration, Gothenburg School of Economics and Commercial Law, Sweden.

Nationality: Sweden

Board Member: ByggVesta AB.

Holdings in Ericsson:1)

2,091 Class B shares.

Background: Previously Head of Region Northern Europe and Central Asia. Previous management positions within Ericsson include Head of Ericsson’s Global Customer Unit Vodafone (2013–2016) and various executive positions in North America, Asia and Europe. Previous external roles include positions in Arthur D. Little and Mediatude Ltd.

Stella Medlicott

Senior Vice President, Chief Marketing and Communications Officer and Head of Group Function Marketing & Corporate Relations (since June 10, 2019)

Born 1969. Bachelors of Arts (Hons) degree in Social Science, University of Lincoln (known at that time as University of Humberside), United Kingdom and Postgraduate Diploma in Marketing, Chartered Institute of Marketing, United Kingdom.

Nationality: United Kingdom

Board Member: None.

Holdings in Ericsson:1)

6,479 Class B shares.

Background: Vice President of Marketing, Communications and Government Relations for Ericsson Market Area Europe and Latin America July 2017–June 2019. Prior to joining Ericsson, Stella Medlicott was Chief Marketing Officer at Red Bee Media, which was acquired by Ericsson in May 2014. She has over 25 years of marketing experience in major IT, telecoms and mdia companies including two years at Technicolor as VP Marketing and ten years at Siemens Communications as Global VP Marketing.

Carl Mellander

Senior Vice President, Chief Financial Officer and Head of Group Function Finance and Common Functions (since 2017)

Born 1964. Bachelor of Business Administration and Economics, University of Stockholm, Sweden.

Nationality: Sweden

Board Member: International Chamber of Commerce (ICC) Sweden.

Holdings in Ericsson:1)

33,461 Class B shares.

Background: Acting Chief Financial Officer and Head of Group Function Finance and Common Functions (July 2016–March, 2017). Has previously held various positions within finance and business control within Ericsson, including Vice President and Group Treasurer and Head of Finance in Region Western and Central Europe. Previous positions include Head of Finance / CFO positions within the telecom operator space and defense industry.

The Board memberships and Ericsson holdings reported above are as of December 31, 2019.

1)	The number of shares and ADS includes holdings by related persons, if applicable.

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Nunzio Mirtillo

Senior Vice President and Head of Market Area South East Asia, Oceania & India (since 2017)

Born 1961. Master in Electronic Engineering, Sapienza University, Italy.

Nationality: Italy

Board Member: None.

Holdings in Ericsson:1)

37,888 Class B shares.

Background: Previously Head of Region Mediterranean. Previous management positions within Ericsson include Head of Sales Networks for Western Europe within Business Unit Networks, Head of Business Operations in Market Unit South East Europe and Key Account Manager for Wind Italy, Vodafone Italy and other customers.

Fadi Pharaon

Senior Vice President and Head of Market Area Middle East & Africa (since September 1, 2019)

Born 1972. Master of Science in Computer Science, KTH Royal Institute of Technology, Sweden and a Master of Business Administration, Heriot Watt University, Edinburgh Business School, Scotland.

Nationality: Sweden and Lebanon

Board Member: None.

Holdings in Ericsson:1)

153 Class B shares and 1,113 ADS.

Background: Vice President of Networks & Managed Services (presales and commercial management) within Market Area Europe & Latin America. Previous management positions within Ericsson include Head of Presales and Strategy for Ericsson Region South East Asia & Oceania, and Country Manager for Ericsson Singapore and Brunei.

Åsa Tamsons

Senior Vice President and Head of Business Area Technologies & New Businesses (since 2018) and Head of Segment Emerging Business and Other

Born 1981. Master of Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden

Board Member: None.

Holdings in Ericsson:1)

6,553 Class B shares.

Background: Head of Business Area Technology and Emerging Business (April–September 2018). Previous position as partner in McKinsey & Company, with focus on growth strategy, marketing and sales, hightech, and telecommunications across Europe, the USA, and Latin America, based in the Stockholm, San Francisco and Sao Paulo offices.

The Board memberships and Ericsson holdings reported above are as of December 31, 2019.

1)	The number of shares and ADS includes holdings by related persons, if applicable.

132 Corporate governance – Corporate governance report	Ericsson Annual Report on Form 20-F 2019

Auditor

According to the Articles of Association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditor. Ericsson’s auditor is currently elected each year at the AGM for a one-year mandate period. The auditor reports to the shareholders at General Meetings.

The duties of the auditor include:

•	Updating the Board of Directors regarding the planning, scope and content of the annual audit work

•	Reviewing the interim reports to assess that the financial statements are presented fairly in all material respects and providing review opinions over the interim reports for the third and fourth quarters and the year-end financial statements

•	Providing an audit opinion over the Annual Report

•	Advising the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditor’s independence.

Auditing work is carried out by the auditor continuously throughout the year. For further information on the contacts between the Board and the auditor, please see “Work of the Board of Directors” earlier in this Corporate Governance report.

Current auditor

PricewaterhouseCoopers AB was elected auditor at the AGM 2019 for a period of one year, i.e. until the close of the AGM 2020. PricewaterhouseCoopers AB has appointed Bo Hjalmarsson, Authorized Public Accountant, to serve as auditor in charge. Bo Hjalmarsson is also auditor in charge in SAAB AB. Under applicable rules for auditor rotation, Ericsson must appoint a new audit firm no later than in 2021. In order to secure a timely auditor rotation, Ericsson has during 2019 worked to be able to recommend a new auditor for election at the AGM 2020.

Fees to the auditor

Ericsson paid the fees (including expenses) for audit-related and other services listed in the table in note H5, “Fees to auditors” in the Annual Report.

Internal control over financial reporting 2019

This section has been prepared in accordance with the Annual Accounts Act and the Swedish Corporate Governance Code and is limited to internal control over financial reporting.

Since Ericsson is listed in the US, the requirements outlined in the Sarbanes-Oxley Act (SOX) apply, subject to certain exceptions. These regulate the establishment and maintenance of internal control over financial reporting as well as management’s assessment of the effectiveness of the controls.

In order to support high-quality reporting and to meet the requirement of SOX, the Company has implemented detailed documented controls and testing and reporting procedures based on the internationally established 2013 COSO framework for internal control. The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s internal control report according to SOX will be included in Ericsson’s Annual Report on Form 20-F and filed with the SEC in the US.

Disclosure policies

Ericsson’s financial reporting and disclosure policies aim to ensure transparent, relevant and consistent communication with equity and debt investors on a timely, fair and equal basis. This will support a fair market value for Ericsson securities. Ericsson wants current and potential investors to have a good understanding of how the Company works, including operational performance, prospects and potential risks.

To achieve these objectives, financial reporting and disclosure must be:

•	Transparent – enhancing understanding of the economic drivers and operational performance of the business, building trust and credibility
•	Consistent – comparable in scope and level of detail to facilitate comparison between reporting periods

•	Simple – to support understanding of business operations and performance and to avoid misinterpretations

•	Relevant – with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload

•	Timely – with regularly scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed in a timely manner

•	Fair and equal – where all material information is published via press releases to ensure that the whole investor community receives the information at the same time

•	Complete, free from material errors and a reflection of best practice – disclosures compliant with applicable financial reporting standards and listing requirements and in line with industry norms.

Ericsson’s website comprises comprehensive information about the Group, including:

•	An archive of annual and interim reports

•	Access to recent news.

Disclosure controls and procedures

Ericsson has controls and procedures in place to allow for timely disclosure in accordance with applicable laws and regulations, including the US Securities Exchange Act of 1934, and under agreements with Nasdaq Stockholm and NASDAQ New York. These procedures also require that such information is provided to management, including the CEO and the CFO, so timely decisions can be made regarding required disclosure.

The Disclosure Committee assists management in fulfilling their responsibility regarding disclosures made to the shareholders and the investment community. One of the main tasks of the committee is to monitor the integrity and effectiveness of the disclosure controls and procedures. The Disclosure Committee comprises members with various expertise.

133 Corporate governance – Corporate governance report	Ericsson Annual Report on Form 20-F 2019

Ericsson has investments in certain entities that the Company does not control or manage. With respect to such entities, disclosure controls and procedures are substantially more limited than those maintained with respect to subsidiaries.

Ericsson’s President and CEO and the CFO evaluated the Company’s disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as of December 31, 2019. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Internal control over financial reporting

Ericsson has integrated risk management and internal control over financial reporting into its business processes. As defined in the COSO framework, internal control is an aggregation of components such as a control environment, risk assessment, control activities, information and communication and monitoring.

During the period covered by the Annual Report 2019, the control framework was updated due to the implementation of the new accounting standard IFRS 16 Leases. There were otherwise no changes to the internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Control environment

The Company’s internal control structure is based on the division of tasks between the Board of Directors and its Committees and the President and CEO. The Company has implemented a management system that is based on:

•	Steering documents, such as policies and directives, and a Code of Business Ethics

•	A strong corporate culture

•	The Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority

•	Several well-defined Group-wide processes for planning, operations and support.

The most essential parts of the control environment relative to financial reporting are included in steering documents and processes for accounting and financial reporting. These steering documents are updated regularly to include, among other things:

•	Changes to laws

•	Financial reporting standards and listing requirements, such as IFRS and SOX.

The processes include specific controls to be performed to ensure high-quality financial reports. The management of each reporting legal entity, region and business unit is supported by a financial controller function with execution of controls related to transactions and reporting. The company controller functions are organized in a number of Company Control Hubs, each supporting a number of legal entities within a geographical area. A financial controller function is also established on Group level, reporting to the CFO.

Risk assessment

Risks of material misstatements in financial reporting may exist in relation to recognition and measurement of assets, liabilities, revenue and cost or insufficient disclosure. Other risks related to financial reporting include fraud, loss or embezzlement of assets and undue favorable treatment of counterparties at the expense of the Company.

Policies and directives regarding accounting and financial reporting cover areas of particular significance to support correct, complete and timely accounting, reporting and disclosure.

Identified types of risks are mitigated through well-defined business processes with integrated risk management activities, segregation of duties and appropriate delegation of authority. This requires specific approval of material transactions and ensures adequate asset management.

Control activities

The Company’s business processes include financial controls regarding the approval and accounting of business transactions.

The financial closing and reporting process has controls regarding recognition, measurement and disclosure. These include the application of critical accounting policies and estimates, in individual subsidiaries as well as in the consolidated accounts.

Regular analyses of the financial results for each subsidiary, region and business unit cover the significant elements of assets, liabilities, revenues, costs and cash flow. Together with further analysis of the consolidated financial statements performed at Group level, these procedures are designed to produce financial reports without material errors.

For external financial reporting purposes, the Disclosure Committee performs additional control procedures to review whether the disclosure requirements are fulfilled.

The Company has implemented controls to ensure that financial reports are prepared in accordance with its internal accounting and reporting policies and IFRS as well as with relevant listing regulations. It maintains detailed documentation on internal controls related to accounting and financial reporting. It also keeps records on the monitoring of the execution and results of such controls. This allows the President and CEO and the CFO to assess the effectiveness of the controls in a way that is compliant with SOX.

Entity-wide controls, focusing on the control environment and compliance with financial reporting policies and directives, are implemented in all subsidiaries. Detailed process controls and documentation of controls performed are also implemented in almost all subsidiaries, covering the items with significant materiality and risk.

In order to secure compliance, governance and risk management in the areas of legal entity accounting and taxation, as well as securing funding and equity levels, the Company operates through a Shared Service Center structure and a Company Control hub structure, covering subsidiaries in each respective geographical area.

134 Corporate governance – Corporate governance report	Ericsson Annual Report on Form 20-F 2019

Based on a common IT platform, a common chart of account and common master data, the hubs and shared services centers perform accounting and financial reporting services for most subsidiaries.

Information and communication

The Company’s information and communication channels support complete, correct and timely financial reporting by making all relevant internal process instructions and policies accessible to all the employees concerned. Regular updates and briefing documents regarding changes in accounting policies, reporting and disclosure requirements are also supplied.

Subsidiaries and operating units prepare regular financial and management reports for internal steering groups and Company management. These include analysis and comments on financial performance and risks. The Board of Directors receives financial reports monthly. Ericsson has established a whistleblower tool, Ericsson Compliance Line, that can be used for the reporting of alleged violations that:

•	are conducted by Group or local management, and

•	relate to corruption, questionable accounting, deficiencies in the internal control of accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety.

Monitoring

The Company’s process for financial reporting is reviewed annually by management. This forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas related to financial reporting. The shared service center and Company Control hub management continuously monitor accounting quality through a set of performance indicators.

Compliance with policies and directives is monitored through annual self-assessments and representation letters from heads and company controllers in subsidiaries as well as in business areas and market areas.

The Company’s financial performance is also reviewed at each Board meeting. The Committees of the Board fulfill important monitoring functions regarding remuneration, loans, investments, customer finance, cash management, financial reporting and internal control. The Audit and Compliance Committee and the Board of Directors review all interim and annual financial reports before they are released to the market. The Company’s internal audit function reports directly to the Audit and Compliance Committee. The Audit and Compliance Committee also receives regular reports from the external auditor. The Audit Committee follows up on any actions taken to improve or modify controls.

Board of Directors

Stockholm, March 2, 2020

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016-0680

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Remuneration report

Introduction

This report outlines how the remuneration policy is implemented throughout Ericsson with specific references to Group management which includes the President and CEO and the other members of the Executive Team (ET).

The work of the Remuneration Committee in 2019 and the remuneration policy are explained below, followed by descriptions of plans and their outcomes.

More details on the remuneration to Group management and on Board members’ fees can be found in the Notes to the Consolidated financial statements – note G2 Information regarding members of the Board of Directors and Group management and note G3 Share-based compensation in the Annual Report.

Board member remuneration is resolved annually by the Annual General Meeting of shareholders (AGM).

The Remuneration Committee

The Remuneration Committee (the Committee) is a Board Committee appointed by the Board of Directors to handle the remuneration to the Group management, consisting of the ET. This includes fixed salaries, pensions, other benefits and short-and long-term variable compensation. The Committee reviews and prepares for resolution by the Board:

•	Proposals on salary and other remuneration, including retirement compensation, for the President and CEO.

•	Proposals to the AGM on guidelines for remuneration to the ET.

•	Proposals to the AGM on long-term variable compensation (LTV) and equity arrangements.

The responsibility of the Committee is also to:

•	Approve proposals on salary and other remuneration, including retirement compensation, for the members of the ET other than the President and CEO.

•	Approve proposals on targets for the short-term variable compensation (STV) for the members of the ET other than the President and CEO.

•	Approve payout of the STV for the members of the ET other than the President and CEO, based on achievements and performance.

The Committee’s work forms the foundation for the governance of Ericsson’s remuneration processes, together with Ericsson’s internal systems and audit controls. The Committee is chaired by Jon Fredrik Baksaas and its other members are Kurt Jofs, Ronnie Leten and Kjell-Åke Soting (employee representative). All members are non-executive directors, independent (except for the employee representative) as required by the Swedish Corporate Governance Code and have relevant knowledge and experience of remuneration matters.

The Company’s Chief Legal Officer acts as secretary to the Committee. The President and CEO, the Senior Vice President and Head of People, the Vice President and Global Head of Total Rewards and the Head of Executive Remuneration attend Committee meetings by invitation and assist the Committee in its considerations. No employee is present at the Committee’s meeting when issues relating to their remuneration are being discussed.

The Committee used an independent expert advisor, Peter Boreham from Mercer, to assist and advise in its work during 2019. The Committee resolved to continue with Peter Boreham as its independent advisor for 2020. The Committee is also furnished with national and international pay data collected from external survey providers and can call on other independent expertise, should it so require. The Chair strives to ensure that contact is maintained, as necessary and appropriate, with shareholders regarding remuneration.

Further information on the Committee and its responsibilities can be found in the Corporate Governance Report. These responsibilities, together with the Guidelines for Remuneration to Group Management and the the Company’s Long-Term Variable Compensation Programs are reviewed and evaluated annually in light of matters such as changes to corporate governance best practice or changes to accounting, legislation, political opinion or business practices among peers and external market conditions. This helps to ensure that the total rewards policy continues to provide Ericsson with a competitive remuneration strategy.

The Guidelines for remuneration to Group management are, in accordance with Swedish law, brought to shareholders annually for approval.

The Committee held ten meetings including per capsulams during 2019. The meeting in February 2019 focused on following up on results from the 2018 variable compensation programs and preparing proposals to shareholders for the AGM 2019. In this meeting, the Committee approved target levels for the 2019 STV and reviewed and proposed the 2016 Executive Performance Stock Plan (EPSP) vesting result to the Board of Directors for approval. The Committee proposed an unchanged LTV 2019 from LTV 2018 for the Executive Team which includes a one-year Group operating income performance criteria with 50% weight in addition to the two total shareholder return (TSR) performance criteria which were the performance criteria for LTV since 2017. Furthermore, the weights of the absolute and relative TSR performance criteria were kept the same as they were for LTV 2018 at 30% and 20% respectively. The companies in the comparator group for the relative TSR performance criteria were also kept the same as those for LTV 2018. LTV 2019 was approved at the AGM 2019. The details of LTV 2019 is explained

Total rewards policy

Total rewards policy at Ericsson is based on the principles of competitiveness, fairness, transparency and impact. The total rewards policy, together with the mix of remuneration elements, is designed to reflect these principles by creating a balanced remuneration package. The Guidelines for Remuneration to Group Management 2019,

approved at the AGM, can be found in note G2. The auditor’s report regarding whether the company has complied with the guidelines for remuneration to Group management during 2019 is posted on the Ericsson website.

136 Corporate governance – Remuneration report	Ericsson Annual Report on Form 20-F 2019

under Long-term Variable Compensation on pages 136 and 137. The Committee has also approved the 2018 STV pay-outs for the members of the ET. During the summer of 2019 the Committee approved the remuneration packages of the new ET members Stella Medlicott, Senior Vice President and Head of Group Function Marketing and Corporate Relations, and Fadi Pharaon, Senior Vice President and Head of Market Area Middle East and Africa. During the fall, the independent advisor presented the 2019 report on Executive Remuneration market issues and trends and shared an update on the European Union Shareholder Rights Directive (SRD II) as implemented into Swedish law. The Committee also approved the 2020 STV targets for the ET members other than the President and CEO and decided to recommend to the Board that the structure and conditions for LTV for the members of the ET for 2020 (LTV 2020) remain unchanged from LTV 2019. In the final meeting of 2019 in December, the Committee also discussed the salary review for the President and CEO and referred the matter to the Board for resolution along with the proposals on the cash-based long-term variable compensation programs Executive Performance Plan for 2020 (EPP 2020) for senior managers and Key Contributor Plan for 2020 (2020 KC Plan) for key employees. The Committee further reviewed and resolved to submit the amended Guidelines for Remuneration to Group Management according to SRD II requirements to the Board of Directors for referral to the AGM 2020 for approval.

The Committee throughout the year approved adjustments and changes to individual remuneration packages of some of the members of the ET.

Evaluation of the Guidelines for Remuneration to Group Management and of the LTV Program

The Committee supports the Board of Directors with the review and evaluation of the Guidelines for Remuneration to Group Management and Ericsson’s application of these guidelines. The Committee and the Board of Directors have concluded that the guidelines should be revised in line with the requirements of SRD II in 2020 keeping the main essence unchanged.

In 2019, with approval from the AGM, LTV 2019 was introduced. Following evaluation of LTV 2017, LTV 2018 and LTV 2019 by the Remuneration Committee and the Board of Directors, the Board of Directors, upon recommendation from the Remuneration Committee, has resolved to propose to the AGM 2020 an LTV program with the same structure as LTV 2019, with the same values of the underlying shares in respect of the Performance Share Awards made to the ET in 2019 including the President and CEO. The aim of LTV 2020 remains to support achieving the Company’s strategic business objectives, sustainable long-term interests and to increase the long-term focus of the members of the ET and align their interests with the long-term expectations and the interests of the shareholders.

Total Remuneration in 2019

When considering the remuneration of an individual, it is the total remuneration that matters. First, the annual total target cash compensation is defined, consisting of the target level of short-term variable compensation plus fixed salary. Thereafter, target long-term variable compensation is added to get to the total target compensation and, finally, pension and other benefits are added to arrive at the total remuneration.

When determining the total remuneration for the members of the ET, the Committee considers the total remuneration and employment conditions of the Company’s employees by reviewing the application of Ericsson’s remuneration policy for the wider employee population in order to ensure consistency.

For the members of the ET other than the President and CEO, total remuneration consists of fixed salary, short-term and long-term variable compensation, pension and other benefits. The President and CEO’s total remuneration does not contain any short-term variable compensation element. If the size of any one of these elements is increased or decreased when setting the remuneration, at least one other element has to change if the total remuneration is to remain unchanged.

The remuneration costs for the President and CEO and the ET are reported in note G2 Information regarding members of the Board of Directors and Group management.

Fixed Salary

When setting fixed salaries, the Committee considers the impact on total remuneration, including pensions and associated costs. The absolute levels are determined based on Ericsson’s overall business performance, business performance of the Unit that the individual is repsonsible for, the year-on-year performance of the individual, the external economic environment, the size and complexity of the position, external market data, and pay and conditions for other employees based in locations considered to be relevant to the role. Together with other elements of remuneration, ET salaries are subject to an annual review by the Committee, which considers external pay data to ensure that levels of pay remain competitive and appropriate to the remuneration policy.

Variable Compensation

Ericsson believes that, where possible, variable compensation should be encouraged as an integral part of total remuneration. First and foremost, this aligns the employees’ interests with Ericsson’s strategic business objectives, sustainable long-term interests and the relevant Unit’s performance. In addition it enables more flexible payroll costs and emphasizes the link between performance and pay.

Short-term variable compensation payouts as percentage of maximum opportunity	Fixed salary, short-term and long-term variable compensation as percentage of total target compensation for 2019

137 Corporate governance – Remuneration report	Ericsson Annual Report on Form 20-F 2019

Summaries of short-and long-term variable compensation

What we call it	What is it?	What is the objective?	Who participates?	How is it earned?

Short-term: Compensation delivered over twelve months or less

Fixed Salary	Fixed compensation paid at set times	Attract and retain employees, delivering part of annual compensation in a predictable format	All employees	Market appropriate levels set according to position and evaluated according to individual performance

Short-Term Variable compensation (STV)	A variable plan that is measured and paid over a single year	Align employees with clear and relevant targets, providing an earnings opportunity in return for performance at flexible cost	Enrolled employees, including Executive Team, excluding the President and CEO approximately 75,000 in 2019	Achievements against set targets. Reward can increase to up to twice the target opportunity and decrease to zero, depending on performance

Sales Incentive Plan (SIP)	Tailored version of the STV	As for STV, tailored for local or business requirements, such as sales	Employees in Sales. Approximately 2,000 in 2019	Similar to STV, but reward can increase to up to three times the target opportunity depending on performance. All plans have maximum award and vesting limits

Long-term: Compensation delivered over three years or more

Long-Term Variable Compensation Program (LTV )	Share-based plan for Executive Team members	Compensate for long-term commitment and value creation in alignment with shareholder interests	14 Executive Team members in 2019	Ericsson B shares as Performance Share Awards subject to achievement of performance conditions

Executive Performance Plan (EPP)	Cash-based plan for senior managers	Compensate for long-term commitment and value creation in alignment with shareholder interests	161 Senior managers in 2019	Cash award subject to achievement of performance conditions

Key Contributor Plan (KC Plan)	Cash-based plan for selected individuals	Recognize best talent, individual performance, potential, critical skills & retention	6,941 employees in 2019	Cash award subject to continued employment during a three-year service period

Stock Purchase Plan (SPP) Discontinued after 2016	All employee share-based plan	Reinforce a “one Ericsson” mentality and align employees’ interests with those of shareholders	Where practicable, all employees are eligible	Buy one Ericsson B share and it will be matched by one Ericsson B share after three years if still employed

Executive Performance Stock Plan (EPSP) Discontinued after 2016	Share-based plan for senior managers	Compensation for long-term commitment and value creation	Senior managers, including Executive Leadership Team	Subject to performance, receive up to four, six, or for the former President and CEO, nine further Ericsson B shares matched to each SPP share for long-term performance

Key Contributor Retention Plan (KC) Discontinued after 2016	Share-based plan for selected individuals	Recognize, retain and motivate key contributors for performance, critical skills and potential	Up to 10% of employees	If selected, receive one more Ericsson B matching share in addition to the SPP one

All variable compensation plans have maximum award and vesting limits. Short-term variable compensation is to a greater extent dependent on the performance of the Company and the specific Unit, while long-term variable compensation is dependent on the achievements of the Ericsson Group.

Short-Term Variable Compensation

Annual variable compensation is delivered through cash-based programs. Specific business targets are derived from the annual business plan approved by the Board of Directors and, in turn, defined by the Company’s long-term strategy. Ericsson strives to achieve best-in-class margins and return on investment along with strong cash conversion and therefore the starting point is to have one core economic profit target which is a measure of profitability after the deduction of cost of capital employed.

For the ET, economic profit targets are defined:

•  At Group level for heads of Group functions

•  As a combination of Group level and businiess area level for heads of business areas

•  As a combination of Group level and market area level for heads of market areas.

The chart on page 134 illustrates how payouts to the members of the ET have varied with performance over the past five years.

The President and CEO does not have any short-term variable compensation. The Remuneration Committee decides on all targets which are set for other members of the ET. These targets are cascaded within the organization and broken down to Unit-related targets throughout the Company where applicable. The Committee monitors the appropriateness and fairness of Group, Business Area and Market

Short-term variable compensation structure

	Short-term variable compensation as percentage of fixed salary			Percentage of short-term variable compensation maximal opportunity
	Target level	Maximum level	Actual paid	Group financial targets	Unit/functional financial targets	Non-financial targets
President and CEO 2019 1)	0%	0%	0%	0%	0%	0%
President and CEO 2018 1)	0%	0%	0%	0%	0%	0%
Average ET 2019 2)	25%	51%	46.2%	61%	39%	0%
Average ET 2018 2)	26%	52%	43.1%	60%	40%	0%

1)	Since 2017, the President and CEO does not have any short-term variable compensation.
2)	Excludes the President and CEO, differences in target and maximum levels from year to year are typically due to changes in the composition of the ET.

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Area target levels throughout the performance year and has the authority to revise them should they cease to be relevant or stretching or to enhance shareholder value.

During 2019, approximately 77,000 employees participated in short-term variable compensation plans.

Long-Term Variable Compensation

All long-term variable compensation programs have been designed to form part of a well-balanced total remuneration package and in general to span over a minimum of three years (vesting period). As these are variable compensation programs, the outcomes cannot be predicted when the programs are introduced and rewards depend on long-term personal commitment, corporate performance and the share price performance.

Following discontinuation of the previous long-term variable compensation programs at the end of 2016, the Company introduced a new share-settled Long-Term Variable Compensation Program (LTV) for the Executive Team, a new cash-settled Executive Performance Plan (EPP) for senior managers and a new-cash settled Key Contributor Plan (KC Plan) for key employees as integral parts of its remuneration strategy starting from 2017.

All new programs are share-based payment programs as defined by IFRS 2 “share-based payment,” either share- or cash-settled.

Share-Settled Programs

Share-based long-term variable compensation programs have been submitted each year for approval by shareholders at the AGM.

Long-Term Variable Compensation Program for the Executive Team

The Long-Term Variable Compensation Program (LTV) for the ET is designed to provide long-term incentives for members of the ET and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain, and motivate the executives in a competitive market through performance based share-related incentives and to encourage the build-up of significant equity holdings to align the interests of the participants with those of the shareholders. These are share-settled plans as defined by IFRS.

Awards under LTV (Performance Share Awards) are granted to the participants, provided that certain performance conditions are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (performance period). Allotment of shares pursuant to Performance Share Awards are subject to the achievement of challenging performance criteria which are defined specific to each year’s program when the program is introduced.

Which portion, if any, of the Performance Share Awards for LTV will vest is determined at the end of the relevant performance period based on the satisfaction of the predetermined performance criteria for that year’s LTV program. The performance criteria for the currently running LTV and EPP are summarized in the below table along with the satisfaction and achieved vesting levels for the ones which the performance period has lapsed. It is generally required that the participant retains his or her employment over a period of three years from the date of grant of awards (service period) to be eligible for receiving the performance awards.

Provided that the performance criteria have been met during the performance period and that the participant has retained his or her employment (unless special circumstances are at hand) during the service period, allotment of vested shares will take place as soon as practicably possible following the expiration of the vesting period.

When determining the final vesting level of Performance Share Awards, the Board of Directors examines whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, reserves the right to reduce the vesting level to a lower level deemed appropriate.

In the event delivery of shares to the participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors is entitled to decide that participants may, instead, be offered cash settlement.

All major decisions relating to outcome of LTV are taken by the Remuneration Committee, with approval by the full Board of Directors as required.

LTV and EPP Performance Criteria

Program Year	Target	Criteria	Weight	Performance Period	Vesting Opportunity (linear pro-rata)	Achievement	Achieved Vesting Level
2019	2019 Group Operating Income	Range (SEK billion): 10.0–20.0	50%	Jan 1, 2019 - Dec 31, 2019	0%–200%	SEK 20.4 billion 2)	200.00%
2019	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2019 - Dec. 31 2021	0%–200%
2019	Relative TSR 1)	Ranking of Ericsson: 7–2	20%	Jan 1, 2019 - Dec 31, 2021	0%–200%
2019 Total			100%		0%–200%
2018	2018 Group Operating Income	Range (SEK billion): 4.6–9.6	50%	Jan 1, 2018 - Dec 31, 2018	0%–200%	SEK 11.5 billion 3)	200.00%
2018	Absolute TSR	Range: 6%–14%	30%	Jan 1, 2018 - Dec 31, 2020	0%–200%
2018	Relative TSR 1)	Ranking of Ericsson: 7–2	20%	Jan 1, 2018 - Dec 31, 2020	0%–200%
2018 Total			100%		0%–200%
2017	Absolute TSR	Range: 6%–14%	50%	Jan 1, 2017 - Dec 31, 2019	0%–200%	21.34%	200.00%
2017	Relative TSR 1)	Ranking of Ericsson: 12–5	50%	Jan 1, 2017 - Dec 31, 2019	0%–200%	5.45 out of 18	191.04%
2017 Total			100%		0%–200%		195.52%

1)

The portion of the performance share awards granted to a participant based on the relative TSR performance condition is subject to fulfillment of the related performance criteria over the performance period compared to Peer Groups consisting of 12 companies for the program years 2019 and 2018, and 18 companies for the program year 2017. The vesting of the performance share awards under this performance condition will vary depending on the Company’s TSR performance ranking versus the other companies in the Peer Group at the end of the performance period.

2)	Excludes fines and similar related to the US Department of Justice (DOJ) / Securities and Exchange Commission (SEC) investigation.
3)	Excludes restructuring charges and the provisions taken in Q4 2018 related to the revised BSS strategy.

139 Corporate governance – Remuneration report	Ericsson Annual Report on Form 20-F 2019

LTV share-settled programs for the President and CEO and the Executive Team

	Long-term variable compensation programs							Of which the President and CEO
Plan (million shares)	LTV 2019		LTV 2018		LTV 2017	Total		LTV 2019	LTV 2018	LTV 2017	Total
Maximum shares required	3.0		3.0		3.0	9.0		—	—	—	—
Granted shares	0.6		0.8		0.7	2.1		0.3	0.4	0.4	1.1
Outstanding number of shares beginning of 2019	—		1.2		0.7	1.9		—	0.6	0.4	1.0
Exercised during 2019	—		—		—	—		—	—	—	—
Forfeited during 2019	—		—		—	—		—	—	—	—
Increase due to performance condition 2019	0.3		—		0.6	0.9		0.1	—	0.5	0.6
Outstanding number of shares end of 2019	0.9		1.2		1.3	3.4		0.4	0.6	0.9	1.9
Compensation expense charged during 2019 (SEK million)	17.3	1)	27.4	1)	13.3	58.0	2)	8.0	13.7	9.8	31.5	3)

1)	Compensation expense for LTV 2019 adjusted for Group operating income target with performance fulfillment of 200%.
2)	Total compensation cost charged during 2018: SEK 32.6 million, 2017: SEK 9.9 million.
3)	Compensation cost charged for the president and CEO during 2018: SEK 18.4 million, 2017: SEK 6.1 million.

2019 Long-Term Variable Compensation Program for the Executive Team (LTV 2019)

LTV 2019 was approved at the AGM 2019 and includes all members of the ET, a total of 14 employees in 2019, including the President and CEO, but excluding Helena Norrman who was not granted LTV 2019 due to her resignation, and Stella Medlicott and Fadi Pharaon who carried over their EPP entitlements for 2019 after their appointments to the ET.

The participants were granted Performance Share Awards on May 18, 2019. The value of the underlying shares in respect of the Performance Share Award made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Award entitles was calculated as the volume- weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2019.

Following evaluation of the previously introduced Long-Term Variable Compensation Programs, the Board of Directors decided to use the same performance criteria for LTV 2019 as the ones used for LTV 2018 in order to secure continuity and consistency in supporting achievement of the Company’s 2020 targets. Hence again a one-year Group operating income target measured over the period January 1, 2019 to December 31, 2019 was included as a performance condition for LTV 2019 in addition to the standard three-year total shareholder return (TSR) performance conditions, which were also used for LTV 2018 and 2017.

The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2019 to December 31, 2021 (the performance period).

The performance criteria for LTV 2019 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2019 under Item 17.

The Board of Directors resolved on the achieved vesting level for the 2019 Group operating income performance criteria as 200% for this portion of the performance share awards granted based on a 2019 Group operating income outcome excluding fines and similar related to the US Department of Justice (DoJ) / Securities and Exchange Commission (SEC) investigation,

2018 Long-Term Variable Compensation Program for the Executive Team (LTV 2018)

LTV 2018 was approved at the AGM 2018 and includes all members of the ET, a total of 14 employees in 2018, including the President and CEO, but excluding Ulf Ewaldsson, Elaine Weidman-Grunewald and

Nina Macpherson who left the ET prior to the award grant date of May 18, 2018, and Jan Karlsson who carried over his EPP entitlement for 2018 after his appointment to the ET.

The participants were granted Performance Share Awards on May 18, 2018. The value of the underlying shares in respect of the Performance Share Award made to the President and CEO was 180% of the annual base salary, and for other participants ranged between 30% and 70% of the participants’ respective annual base salaries at the time of grant. The maximum value of underlying shares in respect of the Performance Share Awards made to the ET members other than the President and CEO were increased from 22.5% in 2017 to between 30% and 70% of participants’ respective base salaries at the time of grant in 2018. The increases were approved at the AGM 2018 with the intention to increase the long-term focus and alignment with the long-term expectations of the shareholders. The share price used to calculate the number of shares to which the Performance Share Award entitles was calculated as the volume- weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2018.

Following continuous evaluation of the Long-Term Variable Compensation Programs, a one-year Group operating income target was added to LTV 2018 measured over the period January 1, 2018 to December 31, 2018, to support achieving the Company’s 2020 targets, in addition to the three-year targets relating to total shareholder return (TSR), which were also used for LTV 2017.

The performance criteria relating to TSR are absolute TSR development and relative TSR development for the Ericsson B share over the period January 1, 2018 to December 31, 2020 (the performance period).

The performance criteria for LTV 2018 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2018 under Item 17.

The Board of Directors resolved on the achieved vesting level for the 2018 Group operating income performance criteria as 200% for this portion of the performance share awards granted based on a 2018 Group operating income outcome excluding restructuring charges and the provisions taken in Q4 2018 related to the revised BSS strategy.

2017 Long-Term Variable Compensation Program for the Executive Team (LTV 2017)

LTV 2017 was approved at the AGM 2017 and includes all members of the ET, a total of 16 employees in 2017, including the President and CEO.

The participants were granted Performance Share Awards on May 18, 2017. The value of the underlying shares in respect of the Performance Share Award made to the President and CEO was 180% of the

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annual base salary, and for other participants 22.5% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Award entitles was calculated as the volume-weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2017.

Absolute and relative TSR development for the Ericsson B share over the period January 1, 2017 to December 31, 2019 (the performance period) were the two performance criteria used for LTV 2017.

The performance criteria for LTV 2017 along with the details on how the performance criteria will be calculated and measured are explained in minutes from the AGM 2017 under Item 17.

The Board of Directors resolved on the achieved vesting levels for the absolute and relative TSR development performance criteria as 200.00% and 191.04% respectively based on the achievement results of 21.34% absolute TSR and 5.45th ranking for relative TSR, which resulted in an overall achieved vesting level of 195.52% for LTV 2017 as illustrated in the table LTV and EPP Performance Criteria on page 136.

The total number of maximum shares required and the related total compensation expenses for the currently running share-settled long-term variable compensation programs for the President and CEO and the ET are summarized in the table on the previous page. The total compensation expense for the share-settled long-term variable compensation programs for the President and CEO and the ET during 2019 were SEK 58 million. The compensation expense is based on the fair value (FV) and the number of shares.

The FV per performance criteria and program is shown in the table below.

Fair value share-settled programs

	Executive team programs
(SEK)	LTV 2019	LTV 2018	LTV 2017
Fair value Absolute TSR	91.93	80.40	54.40
Fair value Relative TSR	94.98	78.66	76.95
Fair value Operating Income	86.94	62.93	—

The accounting treatment for LTV is prescribed in IFRS 2 share-based payment as described in note A1 Significant accounting policies.

Shareholding Guidelines for the Executive Team

The Board of Directors have adopted the following shareholding guidelines to be applied to the current and future members of the ET effective from January 1, 2019 in order to encourage acquiring and maintaining a level of ownership of shares that more closely aligns the interests of the members of the ET with those of the Company’s shareholders:

•	The President and CEO is required to build up and maintain a shareholding equivalent to at least 200% of his gross annual base salary

•	The other members of the ET are required to build up and maintain a shareholding equivalent to at least 75% of their gross annual base salaries.

The current members of the ET have five years to build up the required share ownership starting from January 1, 2019. In case of new appointments to the ET, the new members will be expected to fulfil the share ownership requirement at the fifth anniversary of the receipt of their first grant of Performance Share Awards under the LTV program.

The Board of Directors will consider as counting towards the applicable shareholding objective;

•	any interests in Ericsson B shares held or acquired directly by the member of the ET,

•	any vested but unexercised options (post-tax, post-exercise cost value),

•	any equity awards held by the member of the ET where performance and/or employment conditions have been met, but which are subject to a holding period (on a post-tax basis).

Any unvested share, synthetic share or share option awards subject to performance conditions or continued employment shall not count towards the shareholding guideline requirements.

The Remuneration Committee shall monitor adherence to the shareholding guidelines and report periodically to the Board of Directors, and inform the members of the ET of the extent to which the shareholding guidelines have been met.

Cash-Settled Plans

Executive Performance Plans (EPP)

The Executive Performance Plan (EPP) is designed to attract, retain, and motivate senior managers in a competitive market through performance based long-term cash incentive supporting the achievement of the Company’s long-term strategies and business objectives. These plans are cash-settled with performance criteria being the same as under the respective year’s long-term variable compensation program for the ET.

Senior managers, except for the members of the ET, are selected as participants to EPP annually through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles. The number of senior managers selected as paricipants in EPP 2019, 2018 and 2017 are 161, 171 and 452 respectively.

There are two award levels at 15% and 22.5% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV. The three-year vesting period is the same as for the LTV. The vesting level of the award is subject to the achievement of the same performance criteria over the same performance periods defined for the respective year’s, and generally requires that the participant retains his or her employment over the vesting period. At the end of the vesting period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares at Nasdaq Stockholm at the payout date, and this final amount is paid to the participant in cash gross before tax.

Key Contributor Plans (KC Plan)

The KC Plan is a cash-settled plan designed to recognize the best talent, individual performance, potential and critical skills as well as to encourage the retention of key employees.

Employees, except for senior managers and the members of the ET, are selected as participants to KC Plan annually through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles.

Participants are assigned a potential award based on a percentage of their annual gross salary, which is converted into a number of synthetic shares based on the same market price of Ericsson B shares used for the respective year’s LTV.

The KC Plan is a retention plan, therefore there are no performance criteria for vesting of awards. In general, there is a three-year service period for receiving the award in full and the award is subject only to continued employment during the service period. The value of each

141 Corporate governance – Remuneration report	Ericsson Annual Report on Form 20-F 2019

Cash-settled plans

											Total cash-
	Executive performance plan					Key contributor plan					settled plans
Plan	EPP 2019	EPP 2018	EPP 2017	Total		KC 2019	KC 2018	KC 2017	Total		Total
Number of participants	161	171	452	—		6,941	5,886	6,876	—		—
Number of synthetic shares (million shares)	0.7	1.2	1.7	3.6		8.7	8.7	9.7	27.1		30.7
Compensation cost year 2019 (SEK million)	11.6	52.8	116.0	180.4	1)	248.0	245.2	272.3	765.5	2)	945.9	3)

1)	Total compensation cost charged during 2018: EPP SEK 130.5 million, 2017: EPP SEK 31.4 million.
2)	Total compensation cost charged during 2018: KC SEK 478.8 million, 2017: KC SEK 138.6 million.
3)	Total compensation cost charged during 2018: SEK 609.3 million, 2017: SEK 170 million.

synthetic share is driven by the absolute share price performance of Ericsson B shares during the service period. At the end of the service period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson B shares Nasdaq Stockholm at the payout date, and this final amount is paid to the Participant in cash gross before tax.

Key Contributor Plan 2019 (KC Plan 2019)

6,941 employees were selected to participate in KC Plan 2019. There are three award levels at 10%, 25% and 30% of the participants’ annual gross salary. The total service period is three years, however the payout is distributed over the entire service period with staggered payments according to the below schedule:

•	25% of the award to be paid at the end of the first year,

•	25% of the award to be paid at the end of the second year, and

•	the remaining 50% of the award to be paid at the end of the third year.

Key Contributor Plan 2018 (KC Plan 2018)

5,886 employees were selected to participate in KC Plan 2018. There are two award levels at 10% and 25% of the participants’ annual gross salary. The total service period is three years and the awards are paid at the end of the full service period.

Key Contributor Plan 2017 (KC Plan 2017)

6,876 employees were selected to participate in KC Plan 2017. There are two award levels at 10% and 25% of the participants’ annual gross salary. The total service period is three years and the awards are paid at the end of the full service period.

The total compensation expenses for the EPP and KC Plans during 2019 were SEK 180.4 million and SEK 765.5 million respectively as shown in the table above. The compensation expense is based on FV and the number of synthetic shares allocated.

The FV of the cash-settled plans are shown in the table below.

Fair value cash-settled plans

Fair value cash-settled plans

	Executive performance plans
(SEK)	EPP 2019	EPP 2018	EPP 2017
Fair value Absolute TSR	69.86	147.77	173.59
Fair value Relative TSR	86.50	130.14	161.80
Fair value Group operating income	83.14	85.28	—

	Key contributor plans
	KC 2019	KC 2018	KC 2017
Fair value – T1	86.27	—	—
Fair value – T2	84.69	—	—
Fair value – T3	83.14	—	—
Fair value	—	85.28	86.87

The Stock Purchase Plan (SPP)

The SPP was a share-settled plan designed to offer an incentive for all employees to participate in the Company’s long-term variable compensation programs where practicable. Under SPP employees were able to save up to 7.5% of their gross fixed salaries for purchase of Ericsson B contribution shares at market price on Nasdaq Stockholm or American Depositary Shares (ADSs) on Nasdaq New York (contribution shares) during a twelve-month period (contribution period). If the contribution shares were retained by the employee for three years after the investment and their employment with the Ericsson Group continued during that time, then the employee’s shares are to be matched with a corresponding number of Ericsson B shares or ADSs free of consideration. Employees in 100 countries participated SPP.

The table below shows the contribution periods and participation details for the only open SPP from 2016 as of December 31, 2019.

Stock Purchase Plan

		Number of	Take-up rate
	Contribution	participants at	– percent of eligible
Plan	period	launch	employees
Stock Purchase plan 2016	August 2016 – July 2017	31,500	29%

The Key Contributor Retention Plan

The Key Contributor Retention Plan was part of Ericsson’s talent management strategy and was designed to give recognition for performance, critical skills and potential as well as to encourage retention of key employees. Under the program, up to 10% of employees were selected through a nomination process that identifies individuals according to performance, critical skills and potential. Participants selected obtained one extra matching share in addition to the ordinary one matching share for each contribution share purchased under SPP during a twelve-month period.

Since no SPP was proposed after 2016, the cash-based KC Plan described above was introduced replacing the Key Contributor Retention Plan.

The Executive Performance Stock Plan (EPSP)

The EPSP was a share-settled program designed to focus management on driving earnings and provide competitive remuneration. Senior managers, including the members of the ET, were selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under SPP. Up to 0.5% of employees were offered participation in the plan. The performance targets were linked to growth of Net Sales, Operating Income and Cash Conversion, and each accounted for one third of the total performance matching shares.

142 Corporate governance – Remuneration report	Ericsson Annual Report on Form 20-F 2019

The table below shows the performance targets for the only open EPSP from 2016 as of December 31, 2019.

Executive Performance Stock Plan targets

	Base year value SEK billion	Year 1	Year 2	Year 3
2016
Growth (Net sales growth)	Compound annual growth rate of
	246.9			2%–6%
Margin (Operating income growth)1)	Compound annual growth rate of
	24.8			5%–15%
Cash Flow (Cash conversion)	—	≥70%	≥70%	≥70%

1)	Excluding extraordinary restructuring charges.

With all three years of 2016 EPSP completed, the Board of Directors resolved the results of the performance targets as below:

•	Growth (compound annual net sales growth rate) was –5.13% which was below the threshold and resulted in no vesting for the portion of the award subject to this target.

•	Margin (compound annual operating income growth rate) was –28.00% which was below the threshold and resulted in no vesting for the portion of the award subject to this target.

•	Cash flow (cash conversion) was met, which resulted in vesting of 66.67% of the portion of the award subject to this target.

•	Accordingly, the 2016 EPSP vested at 22.22% of maximum matching.

Since no SPP was proposed after 2016, the share-based LTV were introduced for the members of the ET with the approval of relevant AGM replacing EPSP. For the senior managers, the cash-based EPP were introduced replacing EPSP. The LTV and the EPP are described above.

The accounting treatment of all the long-term variable compensation programs are explained in note G3 Share-based compensation.

Benefits and terms of employment

Pension benefits follow the competitive practice in the employee’s home country and may contain various supplementary plans, in addition to any national system for social security. Where possible, pension plans are operated on a defined contribution basis, i.e. Ericsson pays contributions but does not guarantee the ultimate benefit. This applies unless local regulations or legislation prescribe that defined benefit plans that do give such guarantees have to be offered.

The members of the ET who are appointed after 2011 and are employed under Swedish employment agreements participate in the defined contribution plan (ITP1) which applies for the wider workforce in Sweden. For ET members employed outside of Sweden, local market competitive pension arrangements apply.

Due to the fact that the President and CEO is resident in the United States, and not in Sweden, it is not possible to enroll him in ITP1. Tax legislation in the US and Sweden significantly complicates a pension arrangement. Therefore, the President and CEO receives a cash payment in lieu of a defined contribution pension. This cash payment is treated as salary for the purposes of tax and social security and is made in a way which is cost neutral for Ericsson.

While defining benefits the competitive practices in the individuals’ country of employment are taken into account and are set to be competitive, but not excessive in the local market. Benefits may for example include company phones, company cars, medical and other insurance benefits, tax support, travel, Company gifts and any international relocation and/or commuting benefits if the individual is required to relocate and/or commute internationally to execute the requirements of the role. The levels of benefits provided may vary year on year depending on the cost of the provision of benefits to the Company.

Additional benefits and allowances for members of the ET who are commuters into Sweden or who are on long-term assignment (LTA) in countries other than their home countries of employment, are determined in line with the Company’s international mobility policy which may include (but is not limited to) commuting or relocation costs; cost of living adjustment, housing, home travel or education allowance; tax and social security equalization assistance.

The members of the ET may not receive loans from the Company.

Total rewards policy in practice

Ericsson has taken a number of measures over the years to enhance the understanding of how the company translates remuneration principles and policy into practice. This includes the continuous briefings of line managers on pay principles and their practical execution enabled further progress towards globally consistent principles while allowing room for adaptation to local legislation and pay markets.

143 Sustainability – About this report	Ericsson Annual Report on Form 20-F 2019

Sustainability and Corporate Responsibility report 2019

“We are convinced that digitalization and mobile broadband networks will help tackle some of the global challenges our world faces today. We aim to be a trusted partner committed to building a better future for all stakeholders.”

Ronnie Leten

Chair of the Board

Sustainability management

Governance

Sustainability and corporate responsibility performance and related risks are presented to the Board of Directors annually, or more often if needed. In 2019, briefings covered progress on anti-corruption, ethics and compliance, respect for human rights, occupational health and safety, responsible sourcing, climate action and social inclusion. The Board of Directors was also informed about the inquiries from the United States Securities and Exchange Commission and the United States Department of Justice regarding the Group’s compliance with the US Foreign Corrupt Practices Act.

Group Function Marketing and Corporate Relations is accountable for developing and deploying strategies, policies, directives, targets, processes and tools for sustainability and corporate responsibility. Ericsson has sustainability and corporate responsibility related Group policies and directives. These include the Code of Business Ethics and Group steering documents concerning sustainability, information security, privacy, occupational health and safety, electromagnetic fields and health, anti-corruption and the Code of Conduct for Business Partners – all of which reflect Ericsson’s commitments to and requirements on its stakeholders, reinforced by awareness and training programs. The Company’s sustainability and corporate responsibility performance is regularly measured, assessed and externally assured.

The Code of Business Ethics

Ericsson’s Code of Business Ethics (CoBE) summarizes fundamental Group policies and directives and includes requirements to ensure that business is conducted with a strong sense of integrity. The CoBE is applicable to the Company´s workforce and it reflects its commitment to the UN Global Compact’s Ten Principles and the UN Guiding Principles on Business and Human Rights.

The CoBE is reviewed on a regular basis, employees and others performing work for Ericsson must comply to it and acknowledge that they have read and understood it. Everyone working for Ericsson has an individual responsibility to ensure that business practices adhere to the CoBE. The CoBE is available in multiple languages to ensure that it is understood across the entire workforce.

During 2019, Ericsson added resources and reinforced efforts to raise awareness of ethical behavior to manage allegations of breaches of the CoBE and to enforce adherence as well as consequence management, see page 143 of this report. In 2019, following the Board of Directors’ endorsement of the updated CoBE and all Board members’ confirmation of their commitment to uphold it, the Company’s entire workforce was asked to read the updated CoBE and to acknowledge that it has been understood. 99% of Ericsson employees have acknowledged the CoBE by the end of 2019.

The Code of Conduct for Business Partners

As part of the Company’s responsible sourcing practices, Ericsson strives to continuously strengthen its requirements and expectations on social, ethical, environmental, and human rights related topics applicable to its supply chain.

The Code of Conduct for Business Partners (CoC) specifies requirements and expectations that the Company’s business partners must comply with when doing business with Ericsson. The CoC covers areas such as anti-corruption, labor and human rights, occupational health and safety and environmental requirements. The CoC is based on the UN Global Compact’s Ten Principles, the UNGPs on Business and Human Rights, the OECD Guidelines for Multinational Enterprises and the Responsible Business Alliance Code of Conduct.

In 2019 Ericsson released an updated CoC, available on the Company’s website. As part of the 2019 update of the CoC, Ericsson strengthened the requirements relating to anti-corruption and business ethics, and included new requirements for environmental management, privacy, responsible artificial intelligence and land rights. The CoC further clarified the definition of a business partner.

Management system

Sustainability and corporate responsibility significant topics are regularly assessed and related risks are identified and evaluated in accordance with Ericsson’s Risk Management framework.

Ericsson’s objectives on sustainability and corporate responsibility are set and reviewed annually as part of the Company strategy process. Performance, internal and external audits and assessment results as well as the Company’s environmental life-cycle assessment and research studies are used as input when setting objectives. Sustainability and corporate responsibility objectives are followed-up on a regular basis by the accountable organization.

144 Sustainability – Significant topics, risks and opportunities	Ericsson Annual Report on Form 20-F 2019

Significant topics, risks and opportunities

Ericsson regularly assesses its significant economic, environmental and social topics to provide a foundation for the Company’s sustainability and corporate responsibility strategic priorities. This is a central component of the situational analysis for the strategy, target setting, risk management and reporting.

The assessment is done on an annual basis and it combines two perspectives, the Company’s business impact on economic, environmental and social topics, and their importance to stakeholders. The definition of the topics assessed is made in accordance to the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB).

Ericsson begins each year’s assessment by reviewing the previous year’s results as well as the inputs from surveys and dialogues with its stakeholders, all of which help to inform the process and is considered in the selection and relevance of the topics to be assessed.

Ericsson conducted its annual employee sustainability and responsible business survey in 2019, which was answered by over 11,000 employees who assessed sustainability related topics in order of importance. The result has been integrated to the materiality assessment, and the three top topics were: respect for human rights, anti-corruption, occupational health and safety.

The Company continues to evolve its materiality assessment process and in 2019 it conducted materiality assessment workshops with each Market Area. Sustainability focus in Ericsson’s Business Areas and Market Areas is described in pages 14–23 in the Annual Report.

The consolidated Ericsson materiality assessment result, including the Company’s identified significant topics has been reviewed by the Executive Team.

This year shows no substantial changes of the identified significant topics and their rating compared to 2018. Ericsson’s topics are available on the Company’s website. The identified significant topics are covered in this report on pages 143–146.

Risk management

Ericsson’s sustainability and corporate responsibility related risks are managed in accordance with Ericsson’s Enterprise Risk Management framework (ERM), see pages 123–125 in this Annual Report. The responsibility for those risks is allocated to the respective Head of Group Function, Market Area and Business Area, who are also accountable for overseeing the ERM in their unit.

As part of the sustainability and corporate responsibility strategy work, risks and treatment plans (including mitigation and adaptation actions) related to long-term objectives as well as short-term targets are identified and prioritized. These are summarized in Ericsson’s sustainability and corporate responsibility Risk Heat Map and are regularly followed-up in governance meetings and presented to the Board of Directors annually. For information on Ericsson’s Risk Factors, see pages 96–106 in the Annual Report.

145 Sustainability – Significant topics, risks and opportunities	Ericsson Annual Report on Form 20-F 2019

Responsible business

Anti-corruption

Corruption is a considerable obstacle to economic and social development around the world. It holds back sustainable development and often affects fragile communities the most. Ericsson strives to be a responsible and relevant driver of positive change in the communities where it operates.

From a business perspective, corruption undermines fair competition, impedes innovation, raises costs and poses serious legal and reputational consequences. Ericsson is committed to winning business on merit, ability and fairness and, as part of this commitment, fighting corruption is a high priority.

Anti-Bribery and Corruption (ABC) program

Ericsson’s anti-bribery and corruption program, described on page 8 of the Annual Report, consists of ten core elements that enable the Company to raise awareness and prevent and detect potential breaches as well as respond to and remediate actual breaches of our Code of Business Ethics.

The program is reviewed at least quarterly by the Audit and Compliance Committee (ACC) of the Board of Directors. In recent years, Ericsson has made significant investments to strengthen its Ethics and Compliance program, particularly its Anti-Bribery and Corruption (ABC) Program, with enhanced leadership programs, policies, trainings, controls and tools.

2019 improvements

In 2019, a new Chief Compliance Officer was appointed to drive global implementation of Ericsson’s Ethics and Compliance Program. With the appointment of the new Chief Compliance Officer, Ericsson’s Executive Team (ET) also approved the enhancement of the compliance organization with additional headcount and resources. Compliance governance committees, including a Group Compliance Committee comprised of ET members, ensure high level operational oversight of the program.

Ericsson continued to enhance policies and procedures needed to ensure state-of-the art principles applies to its employees when dealing with ABC sensitive topics and transactions. In 2019, Ericsson revised its Anti-Bribery and Corruption Directive, Third Party Management Directive, Allegation Management Instruction and Conflict of Interest Instruction. A compliance consultation desk was established.

ABC training efforts continued in 2019 with close to 89,000 employees completing the mandatory online anti-corruption training. A new ABC face to face full day workshop has been developed and deployed (and continues to be deployed) globally. An ABC e-learning for suppliers was also launched.

The Company enhanced its risk assessment strategy by adding an element of forensic testing for higher risk parts of the business. These exercises are aimed at clearly identifying existing control gaps as well as potential or future corruption risks. Group Function Finance in conjunction with Group Compliance works closely to strengthen Ericsson’s ABC and Anti-Money Laundering (AML) controls to address gaps identified during risk assessments and internal investigations.

Rounding out enhancements to the ABC program is the reinforcement of the Allegation Management Office and Investigation capabilities. Professionals to both teams have been added to support the intake of Compliance Concerns as well as their assessment, investigation, reporting and remediation, where necessary.

Ericsson reached a resolution on US FCPA investigations

On December 7, 2019, Ericsson announced the resolution of the previously disclosed investigations by the US Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) regarding the Company’s compliance with the US Foreign Corrupt Practices Act (FCPA). The resolution allows us to bring an end to the investigations conducted by the US authorities since 2013 and 2015 into Ericsson’s compliance with the US Foreign Corrupt Practices Act (FCPA). More information in the Annual Report on page 34.

As part of the settlement, Ericsson has agreed to engage an independent compliance monitor for a period of three years while the Company continues to undertake significant reforms to strengthen its Ethics & Compliance program so that by the end of the monitorship the Company has a best in class Ethics & Compliance Program.

Main risks include:

•	Workforce or third-party failure to comply with anti-corruption laws, regulations and Ericsson’s related Policies and Directives.

146 Sustainability – Significant topics, risks and opportunities	Ericsson Annual Report on Form 20-F 2019

Information security and privacy

Information Security and Privacy are important topics for technology companies. Changing regulatory environments, and increased government scrutiny require Ericsson to continually prioritize these areas. Ericsson has implemented frameworks for the secure development, sale and delivery of products and services, while constantly working to protect its employee data. Ericsson’s Code of Business Ethics includes consideration to the human impact of information security and data protection. Information security and the protection of personal data focus primarily on maintaining the confidentiality, integrity and availability of information, while not hindering operations. As both the value of information and the capabilities of threat actors increase, information security and privacy have become issues of national importance globally and key considerations for operations in the Information and Communication Technology (ICT) sector.

As with other companies across the world, cyber-attacks target Ericsson’s infrastructure, products, operations, and personnel, which requires the Company to invest in defensive countermeasures throughout the organization and in its supply chain. As attacks continue to increase, there is no guarantee that existing protections will prevent potential adverse impact on Ericsson’s business, operations, finances, reputation, and brand.

Governance, policies and directives

Information security and privacy are governed through Ericsson’s Group Information and IT Security Board and Security Management Board. The Product and Technology Security Board addresses product and portfolio security issues. The Audit and Compliance Committee of the Board of Directors receives periodical updates on cybersecurity.

Incidents are reported through Ericsson’s Security Incident Management System, and routed to the appropriate function for handling. Ericsson has an established Security and Privacy Framework to ensure that issues are considered throughout the entire product life-cycle.

Policies and directives establish the requirements across Ericsson. Ericsson’s Product Security framework includes a mandatory area of regulation specifically for security and privacy, which is applicable to all products.

Ericsson also enforces a Crisis Management Group directive, with a Group Crisis Management Council which is responsible for the handling of major incidents or crises. Ericsson’s Information Security Management System is globally certified to ISO/IEC 27001.

Specific security and privacy training is required for all employees, with in depth training developed to build Ericsson specific security competence.

Risk management and opportunities

Ericsson’s products, infrastructure and services handle personal data for its workforce, customers and customers’ customers. The nature of Ericsson’s business, and of the data that its products transmit, requires the Company to be at the forefront of data protection. Given that Ericsson’s financial, customer and personal data as well as its intellectual property are targeted by threat actors, the Company focuses on providing end-to-end secure services, solutions and products and protecting critical assets in a rapidly changing environment.

Ericsson has adopted a risk-based approach for investments in cybersecurity and privacy. The potential impact on human rights and on Ericsson’s reputation, in terms of customer trust and market access, is weighed against the cost of implementing tools, processes and technology to make sure that Ericsson can protect its customers and data

Secure telecommunications networks and services provide the foundation for Critical National Infrastructure (CNI) for national security and emergency coordination, financial services, education and healthcare. Secure networks require less downtime and unplanned maintenance, which increases trust in the infrastructure.

Focus areas for security and privacy

Ericsson’s security and privacy frameworks are designed to ensure that its products and services are more resilient to attacks and less likely to be impacted by unforeseen consequences.

Information security and privacy present opportunities for market differentiation. Embedding security and privacy in Ericsson’s ways of working, and progressively protecting its own data and that of its customers, are important to maintaining a strong brand and continuing as a trusted partner in this space.

Main risks include:

• Workforce or third-party failure to comply with information security and privacy laws, regulations and Ericsson’s related policies and directives.

• Threat actors targeting Ericsson’s Intellectual Property, networks, financial, customer and personal data.

• More stringent or new stakeholder or regulatory information security and privacy requirements may impact Ericsson’s business.

Ericsson’s capabilities

147 Sustainability – Significant topics, risks and opportunities	Ericsson Annual Report on Form 20-F 2019

Responsible management of suppliers

Managing the social, ethical, environmental and human rights impacts in Ericsson’s supplier base is part of its full value chain approach. Further, responsible management of the supply chain is an important topic for Ericsson and its stakeholders as regulations and societal expectations are increasing globally. This results in an increased focus from Ericsson to work with its suppliers to achieve continuous improvement aligned with the Company’s responsible business strategy.

Code of Conduct for Business Partners

During 2019, Ericsson issued a revised Code of Conduct for Business Partners (CoC) (see page 141), targeting the Company’s business partners, including suppliers. The CoC is the basis for Ericsson’s Responsible sourcing program, covering four main areas: business ethics and anti-corruption, human and labor rights, occupational health and safety and environmental management. Suppliers not adhering to Ericsson’s requirements stated in the CoC may be subject to termination of their contracts.

Ericsson offers free online training to support Business Partners in complying with Ericsson’s requirements, covering the Ericsson CoC; anti-corruption; occupational health and safety; and conflict minerals.

Audits and compliance

Ericsson engages a third-party audit firm to assess the Company’s suppliers’ compliance with the requirements in the CoC. In 2019, 160 audits were performed on suppliers located in over 50 countries.

The Responsible Sourcing audit program focuses on the suppliers in Ericsson’s top 90% purchasing spend. This represents approximately 3,000 suppliers, and among these, the Company selects a number of candidates to be audited. The selection is aligned to Ericsson’s supplier strategy and is based on the following criteria; geography, type of service or product provided and time since last audit performed. During 2019, 98% of Ericsson’s suppliers were assessed through this approach.

Ericsson views each audit as an opportunity for improvement and suppliers are expected to address all identified findings. At CoC audits during 2019, most of the major deviations were found in the working hours, wages and benefits area, and most of the minor deviations were in the health and safety and hazards area. See graph per audit area in this page.

In addition, Ericsson performs supplier audits with internal auditors for contract compliance, which are broader than the CoC audits. They cover questions from our CoC as well as other topics that are related to supplier agreements, such as Trade Compliance, Business Continuity Management and Security. In 2019, 34 contract compliance audits were performed.

Business ethics and anti-corruption

Ericsson is using an automated anti-corruption screening tool to support the Company in identifying potential ethical risks related to its suppliers, which are screened on a weekly basis. The scope of the screening includes content such as regulatory, financial, environmental, social and labor issues, adverse media as well as watchlists including politically exposed persons, sanction lists and state ownership. Alerts are monitored and reviewed in the screening process and non-compliant suppliers are handled in accordance with the Group Sourcing directive. For further information on the Company’s approach to anti-corruption, see page 143.

148 Sustainability – Significant topics, risks and opportunities	Ericsson Annual Report on Form 20-F 2019

Human and labor rights

Focus on human rights is increasing through regulations as well as stakeholder expectations and requirements. Ericsson’s salient human rights issues in responsible sourcing relate to labor rights. Main issues identified are occupational health and safety, especially in relation to installations and site maintenance, working hours, modern slavery, migrant workers’ rights and risks related to sourcing of raw materials.

One of the focus areas during 2019 was modern slavery; mapping Ericsson suppliers in high-risk countries, engaging with key suppliers to reach beyond first tier, and training of Ericsson Sourcing personnel on identification and prevention of modern slavery. For more information on the Company’s work on modern slavery see the Ericsson Modern Slavery and Human Trafficking Statement published on Ericsson’s website.

Occupational health and safety

The Company’s occupational health and safety (OHS) consequence management program aims at strengthening compliance, improving safety standards as well as encouraging and facilitating reports of non-compliance. The program applies to site service suppliers, and in 2019 the most frequently highlighted findings were related to climbing, use of personal protective equipment and lack of safety competence. During 2019 the program was expanded to include logistics service providers, as driving is seen as a high-risk activity. For more information on Ericsson’s approach to OHS, see page 144.

Environmental management

Significant environmental aspects in the supply chain are associated to suppliers’ carbon footprint and the generation of waste. The reduction of Ericsson’s supply chain carbon footprint is a prioritized environmental area for the Company. Ericsson requires its suppliers to plan for implementation of programs and targets to reduce their climate emissions to be in line with the Paris agreement to limit global warming to 1.5°C. By 2025, Ericsson’s suppliers responsible for 90% of the Company’s supply chain carbon emissions shall have a 1.5°C target.

Raw materials sourcing due diligence

Ericsson’s approach to sourcing of minerals and metals is in line with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance). Conflict minerals, tin, tantalum, tungsten and gold (3TGs), is a topic of growing importance for Ericsson and the industry.

In 2019, Ericsson informed its suppliers that the Company is considering adding more geographies into the scope of work with raw materials, and thus require more information from its suppliers. Ericsson is also investigating solutions and technologies for increased traceability of materials and minerals in the supply chain.

There are often several tiers of suppliers between Ericsson and any smelters or refiners of minerals; even more when tracing a mineral all the way back to the mines. As a result, the Company does not normally have a direct purchasing relationship with mines, smelters or refiners. During 2019 Ericsson continued its efforts to increase transparency and continued its work with due diligence relating to the sourcing of electronic, electric and mechanical components containing 3TGs.

As a member of the Responsible Mineral Initiative the Company has supported the system for certification of smelters and refiners, which is known as the Responsible Minerals Assurance Process (RMAP).

The Company’s Conflict Minerals Reports prepared under the US Dodd-Frank Act are available on Ericsson’s website.

Main risks include:

• Workforce or third-party failure to comply with the Ericsson Code of Conduct for Business Partners.

• Change or new regulatory requirements could adversely affect the reporting of the origin as well as sourcing, availability and pricing of materials used in the manufacture of products.

• Inability to sufficiently verify the origins for conflict minerals contained in Ericsson’s products through its due diligence procedures.

Responsible Minerals Assurance Process (RMAP) conformant smelters and refiners 1)

3TGs	Smelters assessed in the supply chain	Smelters conformant to RMAP	Smelters conformant to RMAP (%)
Tin	79	77	97%
Tantalum	40	40	100%
Tungsten	43	43	100%
Gold	111	106	95%

Total no. of smelters	273	266	97%

1)	Based on suppliers response by 2020/01/26.

149 Share information – The Ericsson share	Ericsson Annual Report on Form 20-F 2019

The Ericsson share

Share trading

The Telefonaktiebolaget LM Ericsson (the Parent Company) Class A and Class B shares (Ericsson shares) are listed on Nasdaq Stockholm. In the United States, the Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.

In 2019, approximately 1.9 (2.3) billion Class B shares were traded on Nasdaq Stockholm and approximately 1.5 (1.4) billion ADS were traded in the United States (incl. NASDAQ New York). A total of 3.5 (3.7) billion Ericsson Class B shares were thus traded on the exchanges in Stockholm and in the United States. According to Nasdaq, trading volume in Ericsson shares decreased by approximately 16 percent on Nasdaq Stockholm and increased by approximately 7 percent in the United States when compared to 2018.

With the implementation of the Mifid directive in the EU, share trading became heavily fragmented across a large number of venues and trading categories. Trading on MTFs (multilateral trading facilities) and other venues gained market shares from stock exchanges such as Nasdaq Stockholm. In the last few years however, following a series of merger and acquisitions among trading venues, trading has become more concentrated.

According to Nasdaq, trading in Stockholm represented 33 percent of total trading in 2019. Total trading in Ericsson B on all venues combined has decreased over the past five years from 6.2 billion shares in 2015 to 5.9 billion shares in 2019. Over the same period, trading of Ericsson ADS in the US has increased from 0.9 billion shares in 2015 to 1.5 billion shares.

The Ericsson share
Share/ADS listings
Nasdaq Stockholm
NASDAQ New York

Share data
Total number of shares in issue	3,334,151,735
of which Class A shares, each carrying one vote 1)	261,755,983
of which Class B shares, each carrying one tenth of one vote 1)	3,072,395,752
Ericsson treasury shares, Class B	19,853,247
Quotient value	SEK 5.00
Market capitalization, December 31, 2019	SEK 272 billion
ICB (Industry Classification Benchmark)	9,500

1)	Both classes of shares have the same rights of participation in the net assets and earnings.

Ticker codes
Nasdaq Stockholm	ERIC A/ERIC B
NASDAQ New York	ERIC
Bloomberg Nasdaq Stockholm	ERICA SS/ERICB SS
Bloomberg Nasdaq	ERIC US
Reuters Nasdaq Stockholm	ERICa.ST/ERICb.ST
Reuters Nasdaq	ERIC.O

Changes in number of shares and capital stock 2015–2019

		Number of shares	Share capital (SEK)
2015	December 31	3,305,051,735	16,525,258,678
2016	May 11, new issue (Class C shares, later converted to Class B-shares) 1)	26,100,000	130,500,000
2016	December 31	3,331,151,735	16,655,758,678
2017	May 10, new issue (Class C shares, later converted to Class B-shares) 2)	3,000,000	15,000,000
2017	December 31	3,334,151,735	16,670,758,678
2018	December 31	3,334,151,735	16,670,758,678
2019	December 31	3,334,151,735	16,670,758,678

1)

The Annual General Meeting (AGM) 2016 resolved to issue 26,100,000 Class C shares for the Long-Term Variable Compensation Program 2016. In accordance with an authorization from the AGM, in the second quarter 2016, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5, totaling SEK 130.5 million, representing less than one percent of capital stock, and the acquisition cost was approximately SEK 130.7 million.

2)

The AGM 2017 resolved to issue 3,000,000 Class C shares for the Long-Term Variable Compensation Program 2017. In accordance with an authorization from the AGM, in the second quarter 2017, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5, totaling MSEK 15, representing less than 0.1% of capital stock, and the acquisition cost was approximately SEK 15.1 million.

Share performance indicators

	2019	2018	20174)	20164)	2015
Earnings (loss) per share, diluted (SEK) 1)	0.67	–1.98	–9.94	0.25	4.13
Earnings (loss) per share, non-IFRS (SEK) 2)	1.07	0.27	–3.24	2.39	6.06
Dividend per share (SEK) 3)	1.50	1.00	1.00	1.00	3.70
Total shareholder return (%)	6	47	3	–32	–9
P/E ratio	122	n/a	n/a	101	20

1)	Calculated on average number of shares outstanding, diluted.
2)	EPS, diluted, excluding amortizations and write-downs of acquired intangible assets, and excluding restructuring charges, SEK.
A reconcilation of Alternative performance measures is available on pages 153– 157.
3)	For 2019 as proposed by the Board of Directors.
4)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers”.
Year 2015 have not been restated.

For definitions of the financial terms used, see Glossary and Financial Terminology.

150 Share information – The Ericsson share	Ericsson Annual Report on Form 20-F 2019

Share and ADS prices

Principal trading market – Nasdaq Stockholm – share prices

The tables state the high and low share prices for the Class A and Class B shares as reported by Nasdaq Stockholm for the periods indicated. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to trading on the exchange, there is trading off the exchange and on alternative venues during trading hours and also after 5:30 p.m. (CET).

Nasdaq Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.

Host market – NASDAQ New York – ADS prices

The tables state the high and low share prices quoted for the ADSs on NASDAQ New York for the periods indicated. The NASDAQ New York quotations represent prices between dealers, not including retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

Share prices on Nasdaq Stockholm

(SEK)	2019	2018	2017	2016	2015
Class A at last day of trading	85.40	77.40	53.25	53.00	79.35
Class A high (Apr 24, 2019)	96.80	85.20	64.80	80.80	111.30
Class A low (Jan 3, 2019)	74.70	49.05	44.17	45.20	72.00
Class B at last day of trading	81.56	77.92	53.85	53.50	82.30
Class B high (May 22, 2019)	96.74	85.66	64.95	83.60	120.00
Class B low (Aug 28, 2019)	74.02	49.04	43.75	43.19	75.30
	Source: Nasdaq Stockholm
Share prices on NASDAQ New York
(USD)	2019	2018	2017	2016	2015
ADS at last day of trading	8.78	8.88	6.68	5.83	9.61
ADS high (Apr 17, 2019)	10.46	9.45	7.47	10.20	13.14
ADS low (Aug 28, 2019)	7.58	6.00	5.52	4.83	8.87
	Source: NASDAQ New York

Share prices on Nasdaq Stockholm and NASDAQ New York

	Nasdaq Stockholm				NASDAQ New York
	SEK per Class A share		SEK per Class B share		USD per ADS 1)
Period	High	Low	High	Low	High	Low
Annual high and low
2015	111.30	72.00	120.00	75.30	13.14	8.87
2016	80.80	45.20	83.60	43.19	10.20	4.83
2017	64.80	44.17	64.95	43.75	7.47	5.52
2018	85.20	49.05	85.66	49.04	9.45	6.00
2019	96.80	74.70	96.74	74.02	10.45	7.58
Quarterly high and low
2018 First Quarter	59.10	49.05	59.22	49.04	7.37	6.13
2018 Second Quarter	71.20	51.20	71.20	50.82	8.05	6.00
2018 Third Quarter	82.20	65.60	80.42	66.30	9.11	7.47
2018 Fourth Quarter	85.20	72.80	85.66	72.82	9.45	8.04
2019 First Quarter	92.50	74.70	90.66	74.70	9.89	8.26
2019 Second Quarter	96.80	86.20	96.74	85.46	10.46	9.00
2019 Third Quarter	92.60	75.00	91.24	74.02	9.71	7.58
2019 Fourth Quarter	90.30	75.20	90.48	75.22	9.32	7.64
Monthly high and low
August 2019	89.90	75.00	87.24	74.02	9.00	7.58
September 2019	81.70	75.70	81.72	74.82	8.40	7.65
October 2019	90.30	75.20	90.48	75.22	9.24	7.64
November 2019	88.60	83.80	88.78	83.76	9.22	8.68
December 2019	89.00	83.20	89.12	81.40	9.32	8.63
January 2020	90.60	80.00	86.18	75.14	9.09	7.82

1) One ADS = 1 Class B share.	Source: Nasdaq Stockholm and NASDAQ New York.

151 Share information – The Ericsson share	Ericsson Annual Report on Form 20-F 2019

Shareholders

As of December 31, 2019, the Parent Company had 414,760 shareholders registered at Euroclear Sweden AB (the Central Securities Depository – CSD), of which 764 holders had a US address. According to information provided by the Company’s depositary bank, Deutsche Bank, there were 330,824,140 ADSs outstanding as of December 31, 2019, and 3,376 registered holders of such ADSs. A significant number of Ericsson ADSs are held by banks, brokers and/or nominees for the accounts of their customers. As of January 9, 2020, the total number of bank, broker and/or nominee accounts holding Ericsson ADSs was 118,312.

According to information known at year-end 2019, approximately 87% of the Class A and Class B shares were owned by institutions, Swedish and international. The major shareholders do not have different voting rights than other shareholders holding the same classes of shares. As far as Ericsson knows, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.

The table below shows the total number of shares in the Parent Company owned by the Executive Team and Board members (including Deputy employee representatives) as a group as of December 31, 2019.

The Executive Team and Board members, ownership

	Number of Class A shares	Number of Class B shares	Voting rights, percent
The Executive Team and Board members as a group (30 persons)	608	2,224,585	0.07%

For individual holdings, see Corporate Governance Report.

Geographical ownership breakdown of share capital including retail shareholders and treasury shares

Percent of capital

Ownership breakdown by type of owner

Percentage of voting rights

Number of shares 1)

Holding	No. of shareholders	No. of shares A	No. of shares B	Percentage of share capital	Percentage of voting rights	Market value (MSEK)
1–500	332,378	1,376,721	42,441,515	1.31%	0.99%	3,579
501–1,000	37,857	992,297	27,647,286	0.86%	0.66%	2,340
1,001–5,000	36,812	2,872,875	76,893,710	2.39%	1.86%	6,517
5,001–10,000	4,446	1,085,465	30,663,776	0.95%	0.73%	2,594
10,001–15,000	1,150	456,577	13,803,115	0.43%	0.32%	1,165
15,001–20,000	526	327,218	9,047,953	0.28%	0.22%	766
20,001–	1,589	254,644,830	2,872,132,329	93.78%	95.23%	256,049

Total, December 31, 2019 2)	414,760	261,755,983	3,072,395,752	100.00%	100.00%	272,991

1)	Source: Euroclear.
2)	Includes a nominee reporting discrepancy of 233,932 shares.

The following table shows share information as of December 31 2019 with respect to the 15 largest shareholders ranked by voting rights as well as their percentage of voting rights as of December 31 2019, 2018 and 2017.

Largest shareholders December 31, 2019 and percentage of voting rights December 31 2019, 2018 and 2017
		Of total Class		Of total Class	Of total Class
Identity of person or group1)	Number of Class A shares	A shares percent	Number of Class B shares	B shares percent	A+B shares percent	2019 Voting rights percent	2018 Voting rights percent	2017 Voting rights percent
Investor AB	115,762,803	44.23	124,266,997	4.04	7.20	22.53	22.53	22.18
AB Industrivärden	86,052,615	32.88	1,000,000	0.03	2.61	15.14	15.14	15.14
Cevian Capital	339,228	0.13	280,732,912	9.14	8.43	4.99	5.38	4.39
Svenska Handelsbankens Pensionsstiftelse	23,430,790	8.95	0	0.00	0.70	4.12	4.12	4.12
Swedbank Robur Fonder AB	9,410	0.00	174,674,204	5.69	5.24	3.07	2.35	2.11
AMF Pensionsförsäkring AB	8,560,000	3.27	68,340,810	2.22	2.31	2.71	2.78	3.31
PRIMECAP Management Company	0	0.00	132,256,222	4.30	3.97	2.32	2.34	1.48
BlackRock Institutional Trust Company, N.A.	0	0.00	122,786,229	4.00	3.68	2.16	2.11	2.11
AFA Försäkring AB	10,723,000	4.10	9,753,346	0.32	0.61	2.06	1.98	2.04
Norges Bank Investment Management (NBIM)	895	0.00	84,590,045	2.75	2.54	1.49	1.22	0.57
The Vanguard Group, Inc.	0	0.00	83,274,038	2.71	2.50	1.46	1.58	1.34
Handelsbanken Asset Management	6,740	0.00	71,207,377	2.32	2.14	1.25	1.13	0.85
Livförsäkringsbolaget Skandia, ömsesidigt	4,603,800	1.76	21,312,946	0.69	0.78	1.18	1.13	1.24
Fidelity Management & Research Company	0	0.00	66,466,174	2.16	1.99	1.17	0.71	0.11
State Street Global Advisors (US)	0	0.00	58,852,865	1.92	1.77	1.03	1.10	1.30
Others	12,266,702	4.69	1,772,881,587	57.70	53.54	33.31	34.41	37.71

Total	261,755,983	100	3,072,395,752	100	100	100	100	100

1)	Source: Nasdaq

152 Share information – The Ericsson share	Ericsson Annual Report on Form 20-F 2019

Share trend

In 2019, Ericsson’s total market capitalization increased by 4.7% to SEK 272 billion, compared to an increase by 44.7% reaching SEK 260 billion in 2018. In 2019, the index, OMX Stockholm, on Nasdaq Stockholm increased by 25.8%, the Nasdaq composite index increased by 44.3% and the S&P 500 Index increased by 35.1%.

1)  EPS, diluted, excl. restructuring charges, amortizations and write-downs of acquired intangible assets, SEK.

2)  2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers”, for more information see note A3, “changes in accounting policies.” Year 2015 have not been restated.

1)  For 2019 as proposed by the Board of Directors.

153 Other information – Five-year summary – Financial information	Ericsson Annual Report on Form 20-F 2019

Five-year summary – Financial information

For definitions of certain financial terms used, see Alternative performance measures and Financial terminology.

Five-year summary

	2019	Change	2018	2017	2016	2015
Income statement and cash flow items, SEK million
Net sales 1)	227,216	8%	210,838	205,378	220,316	246,920
Operating expenses 1)	–64,215	–4%	–66,848	–70,563	–60,501	–64,129
Operating income (loss) 1)	10,564	—	1,242	–34,743	5,187	21,805
Net income (loss) 1)	1,840	—	–6,276	–32,433	1,012	13,673
Restructuring charges	798	—	8,015	8,501	7,567	5,040
Cash flow from operating activities	16,873	81%	9,342	9,601	14,010	20,597
Year-end position, SEK million
Total assets 1)	276,383	3%	268,761	259,882	284,150	284,363
Property, plant and equipment	13,850	8%	12,849	12,857	16,734	15,901
Stockholders’ equity 1)	82,559	–5%	86,978	96,935	134,582	146,525
Non-controlling interest	–681	—	792	636	675	841
Per share indicators
Earnings (loss) per share, basic, SEK 1)	0.67	—	–1.98	–9.94	0.26	4.17
Earnings (loss) per share, diluted, SEK 1)	0.67	—	–1.98	–9.94	0.25	4.13
Dividends per share, SEK 2)	1.50	50%	1.00	1.00	1.00	3.70
Dividends per share, USD 2)	0.16	44%	0.11	0.12	0.11	0.39
Number of shares outstanding (in millions)
end of period, basic	3,314	1%	3,297	3,284	3,269	3,256
average, basic	3,306	0%	3,291	3,277	3,263	3,249
average, diluted	3,320	0%	3,318	3,317	3,303	3,282
Other information, SEK million
Additions to property, plant and equipment	5,118	29%	3,975	3,877	6,129	8,338
Depreciations and write-downs/impairments of property, plant and equipment	3,947	3%	3,843	6,314	4,569	4,689
Acquisitions/capitalization/divestments of intangible assets	–13,692	—	2,315	1,759	5,260	5,228
Amortization and write-downs/impairments of intangible assets	2,593	–42%	4,475	21,578	4,550	5,538
Research and development expenses 1)	38,815	0%	38,909	37,887	31,631	34,844
as percentage of net sales	17.1%	—	18.5%	18.4%	14.4%	14.1%
Inventory turnover days	77	10%	70	66	71	64
Alternative Performance Measures (APMs) 3)
Gross margin 1)	37.3%	—	32.3%	23.3%	29.6%	34.8%
Operating margin 1)	4.6%	—	0.6%	–16.9%	2.4%	8.8%
EBITA margin	5.1%	—	1.4%	–8.8%	3.6%	10.5%
Cash conversion 1)	120%	—	601%	–73%	204%	85%
Free cash flow	6,128	—	2,968	5,109	254	7,515
Free cash flow before M&A	7,633	79%	4,253	4,833	876	9,715
Capital employed, SEK million 1)	165,273	10%	149,615	155,625	185,666	195,150
Return on equity 1)	2.6%	—	–7.1%	–28.1%	0.6%	9.3%
Return on capital employed 1)	6.7%	—	0.8%	–20.4%	2.8%	11.3%
Equity ratio 1)	29.6%	—	32.7%	37.5%	47.6%	51.8%
Capital turnover 1)	1.4	—	1.4	1.2	1.2	1.3
Working capital, SEK million 1)	48,821	–7%	52,508	56,439	82,327	104,811
Gross cash, SEK million	72,192	5%	68,996	67,702	57,877	66,270
Net cash, SEK million	34,496	–4%	35,871	34,657	31,191	41,150
Statistical data, year-end
Number of employees	99,417	4%	95,359	100,735	111,464	116,281
of which in Sweden	12,730	2%	12,502	13,864	15,303	17,041
Export sales from Sweden, SEK million 1)	120,822	10%	109,969	87,463	105,552	117,486

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.” Year 2015 has not been restated.
2)	For 2019, as proposed by the Board of Directors.
3)	A reconciliation to the most directly reconcilable line items in the financial statements for 2019 and five comparison years is available on pages 153–157.

154 Other information – Five-year summary – Non-financial information	Ericsson Annual Report on Form 20-F 2019

Five-year summary – Non-financial information

Five-year summary

	2019	Change	2018		2017	2016	2015
Number of employees
Headcount at year-end	99,417	4%	95,359		100,735	111,464	116,281
Average	94,503	–3%	97,843		107,369	114,302	119,718
Temporary employees	582	4%	560		676	1,142	1,413
Employees who have left the Company	11,078	–33%	16,630		21,791	18,998	16,610
Employees who have joined the Company	15,136	34%	11,254		11,062	15,048	14,836
Employee diversity by age at year-end (%)
Under 25 years old	3%	0%	3%		4%	4%	4%
25–35 years old	35%	–3%	36%		37%	38%	40%
36–45 years old	32%	0%	32%		32%	31%	31%
46–55 years old	22%	0%	22%		21%	20%	19%
Over 55 years old	8%	14%	7%		7%	6%	6%
Employee diversity – female representation (%)
Overall workforce	25%	9%	23%		25%	23%	22%
Line manager	20%	0%	20%		20%	20%	18%
Executive team	20%	–26%	27%		31%	35%	31%
Board of directors	42%	83%	23%		48%	40%	36%
Number of reported compliance concerns
Total reported compliance concerns	538	21%	445		412	145	116
Number of cases reviewed in the Sensitive Business process
Cases approved	262	–28%	362		593	350	312
Cases approved with conditions	358	80%	199		210	209	98
Cases rejected	31	19%	26		43	45	28
Total cases reviewed in the sensitive business process	651	11%	587		846	604	438
Number of information security and privacy incidents reported
Incidents reported	3,840	16%	3,312		3,235	2,525	2,824
Occupational health and safety
Number of fatalities – Ericsson employees	0	0%	0		0	0	0
Number of fatalities – Supply chain and public	11	–21%	14		23	17	27
Number of major incidents – Ericsson employees, supply chain and public	179	33%	135	1)	213	186	168
Environmental aspects
Energy consumption – Electricity (facilities’ energy use) (GWh)	588	–7%	634		704	788	759
of which renewable (facilities’ energy use) (GWh)	333	–1%	335		357	351	331
Energy consumption – District heating (facilities’ energy use) (GWh)	26	–21%	33		33	34	30
Energy consumption – Other energy (facilities’ energy use) (GWh)	50	2%	49		45	60	81
Total energy consumption – Electricity, district heating and other energy (facilities) (GWh)	665	–7%	716		782	882	870
Energy intensity (GWh/SEK Billion)	2.9	–15%	3.4		3.8	4.0	3.5
Business travel – Fleet vehicles (Mpkm)	198	–24%	260		351	377	386
Business travel – Air and road travel and commuting (Mpkm)	1,309	7%	1,227		1,398	1,645	1,716
Product transportation – Air, road, sea and rail transport (Mtonnekm)	800	–3%	827		662	857	768
Total water consumption (Mm3)	1.5	–6%	1.6		1.8	2.7	2.5
Environmental impacts
Office and production sites waste management – Recycling (%)	44.5%	29%	34.4%		38.0%	37.0%	42.7%
Office and production sites waste management – Energy (%)	21%	–25%	28.0%		25.0%	29.2%	24.9%
Office and production sites waste management – Landfill (%)	34.5%	–8%	37.5%		36.8%	33.6%	32.3%
Office and production sites waste management – Hazardous (%)	0.2%	0%	0.2%		0.1%	0.2%	0.2%
Total office and production sites waste management (Tonne)	11,013	8%	10,217		11,755	13,670	14,490
Total product take–back (including batteries) and end–of–life treatment (Tonne)	8,403	0%	8,380		12,252	14,009	16,446
Green House Gas Emissions (CO2e)
Facilities’ energy use (S1) (Ktonne)	11	0%	11		14	14	18
Fleet vehicles (S1) (Ktonne)	38	–12%	43		59	61	64
Facilities’ energy use (S2) (Ktonne)	124	–7%	134		156	185	183
Business travel (S3) (Ktonne)	114	4%	110		123	154	163
Product transport (S3) (Ktonne)	139	–35%	215		129	146	172
Use of sold products. Products in operation (S3) (Mtonne)	33	3%	32		34	34	30

1)	Nominal discrepancies with previous reporting.

155 Other information – Alternative performance measures	Ericsson Annual Report on Form 20-F 2019

Alternative performance measures

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods. Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

The implementation of IFRS 16 “Leases” as of January 1, 2019, has had an impact on many of the APMs for 2019. For more information, see note A3, “Changes in accounting polices.” The APMs for 2010–2018 has not changed. The definition of the APM Net cash has been clarified.

Beginning in the second quarter of 2019, the Company decided to change the definition of Return on capital employed (ROCE) and no longer include Financial income in the calculation. The Company believes the updated definition is a better way of reflecting the underlying results of the operation of the Company. Prior periods have been restated to reflect the change.

Beginning in the fourth quarter of 2019, the Company decided to update the definitions of Free cash flow and Free cash flow before M&A to include the repayment of lease liabilities. The Company believes the updated definitions are a better way of reflecting the cash flows generated by the company that can be used to expand the business, pay dividends and reduce debt. This change also ensures Free cash flow and Free cash flow before M&A are comparable to prior years when lease payments were included in operating cash flow.

Capital employed 1)

SEK million	2019	2018	2017	2016	2015
Total assets	276,383	268,761	259,882	284,150	284,363
Non-interest-bearing provisions and liabilities
Provisions, non-current	2,679	5,471	3,596	946	176
Deferred tax liabilities	1,224	670	901	2,147	2,472
Other non-current liabilites	2,114	4,346	2,776	2,621	1,851
Provisions, current	8,244	10,537	6,283	5,374	3,662
Contract liabilities	29,041	29,348	29,076	24,930	—
Trade payables	30,403	29,883	26,320	25,844	22,389
Other current liabilities	37,405	38,891	35,305	36,622	58,663
Capital employed	165,273	149,615	155,625	185,666	195,150

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.” Year 2009–2015 have not been restated.

Definition	Reason to use

Total assets less non-interest-bearing provisions and liabilities.	Capital employed represents the value of the balance sheet assets that contributes to revenue and profit generation. It is also used in the calculation of return on capital employed.

Capital turnover 1)

SEK million	2019	2018	2017	2016	2015
Net sales	227,216	210,838	205,378	220,316	246,920
Average capital employed
Capital employed at beginning of period	149,615	155,625	185,666	190,797	189,839
Captial empoyed at end of period	165,273	149,615	155,625	185,666	195,150
Average capital employed	157,444	152,620	170,646	188,232	192,495
Capital turnover (times)	1.4	1.4	1.2	1.2	1.3

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.” Year 2009–2015 have not been restated.

Definition	Reason to use

Net sales divided by average capital employed.	Capital turnover indicates how effectively investment capital is used to generate revenues.

156 Other information – Alternative performance measures	Ericsson Annual Report on Form 20-F 2019

Cash conversion 1)

SEK million	2019	2018	2017	2016	2015
Net income (loss)	1,840	–6,276	–32,433	1,012	13,673
Net income reconciled to cash	14,066	1,554	–13,109	6,875	24,284
Cash flow from operating activities	16,873	9,342	9,601	14,010	20,597
Cash conversion (%)	120%	601%	–73%	204%	85%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.” Year 2009–2015 have not been restated.

Definition	Reason to use

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as percent.	The cash conversion target reflects a high focus on cash flow in the company. The measurement has also been used as one of the three targets in the Long-Term Variable Compensation program (LTV).

Earnings (loss) per share (non-IFRS) 1)

SEK	2019	2018	2017	2016	2015
Earnings (loss) per share, diluted	0.67	–1.98	–9.94	0.25	4.13
Restructuring charges	0.18	1.88	1.93	1.59	1.07
Amortization and write-downs of acquired intangibles	0.22	0.37	4.77	0.55	0.86
Earnings (loss) per share (non-IFRS)	1.07	0.27	–3.24	2.39	6.06

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.” Year 2009–2015 have not been restated.

Definition	Reason to use

Earnings (loss) per share (EPS), diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.	Restructuring charges vary between years. This measurement gives an indication of the performance without restructuring and without the impact of amortizations and write-down of acquired intangible assets from acquired companies.

EBITA margin 1)

SEK million	2019	2018	2017	2016	2015
Net income (loss)	1,840	–6,276	–32,433	1,012	13,673
Taxes	6,922	4,813	–3,525	1,882	6,199
Financial income and expenses, net	1,802	2,705	1,215	2,293	1,933
Amortizations and write-downs of acquired intangibles	1,038	1,662	16,652	2,650	4,139
EBITA	11,602	2,904	–18,091	7,837	25,944
Net sales	227,216	210,838	205,378	220,316	246,920
EBITA margin (%)	5.1%	1.4%	–8.8%	3.6%	10.5%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.” Year 2009–2015 have not been restated.

Definition	Reason to use

Earnings (loss) before interest, taxes, amortizations and write-downs of acquired intangibles, as a percentage of net sales.	Amortizations and write-downs of intangible assets are normally non-cash items in the annual income statement, EBITA margin % gives an indication of the financial performance without the impact from acquired companies.

Equity ratio 1)

SEK million	2019	2018	2017	2016	2015
Total equity	81,878	87,770	97,571	135,257	147,366
Total assets	276,383	268,761	259,882	284,150	284,363
Equity ratio (%)	29.6%	32.7%	37.5%	47.6%	51.8%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.” Year 2009–2015 have not been restated.

Definition	Reason to use

Equity, expressed as a percentage of total assets.	An equity ratio above 40% is one of the company’s capital targets. This supports financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

157 Other information – Alternative performance measures	Ericsson Annual Report on Form 20-F 2019

Free cash flow and Free cash flow before M&A

SEK million	2019	2018	2017	2016	2015
Cash flow from operating activities	16,873	9,342	9,601	14,010	20,597
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	–5,118	–3,975	–3,877	–6,129	–8,338
Sales of property, plant and equipment	744	334	1,016	482	1,301
Product development	–1,545	–925	–1,444	–4,483	–3,302
Other investing activities	–331	–523	–463	–3,004	–543
Repayment of lease liabilities	–2,990	—	—	—	—
Free cash flow before M&A	7,633	4,253	4,833	876	9,715
Acquisitions of subsidiaries and other operations	–1,753	–1,618	–289	–984	–2,201
Divestments of subsidiaries and other operations	248	333	565	362	1
Free cash flow	6,128	2,968	5,109	254	7,515

Definition	Reason to use

Free cash flow: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities. Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities (excluding M&A).

Free cash flow represents the cash that the company generates after capital expenditures, other investments and repayment of lease liabilities. The Company decided to include the repayment of lease liabilities. The Company believes that including lease liabilities are a better way of reflecting the cash flows generated by the company that can be used to expand the business, pay dividends and reduce debt.

Gross cash

SEK million	2019	2018	2017	2016	2015
Cash and cash equivalents	45,079	38,389	35,884	36,966	40,224
Interest-bearing securities, current	6,759	6,625	6,713	13,325	26,046
Interest-bearing securities, non-current	20,354	23,982	25,105	7,586	—
Gross cash	72,192	68,996	67,702	57,877	66,270

Definition	Reason to use

Cash and cash equivalents plus interest-bearing securities (current and non-current).	Gross cash is showing total available cash and interest-bearing securities and is a parameter for calculating the net cash position.

Gross margin 1)

SEK million	2019	2018	2017	2016	2015
Gross income	84,824	68,200	47,927	65,254	85,819
Net sales	227,216	210,838	205,378	220,316	246,920
Gross margin (%)	37.3%	32.3%	23.3%	29.6%	34.8%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.” Year 2009–2015 have not been restated.

Definition	Reason to use

Reported gross income as a percentage of net sales.	Gross margin shows the difference between net sales and cost of sales, in percentage of net sales. Gross margin is impacted by several factors such as business mix, service share, price development and cost reductions. Gross margin is an important internal measure and this number is also provided in the Income statement as the Company believes that it provides users of the financial statements with a better understanding of the Group’s business development.

158 Other information – Alternative performance measures	Ericsson Annual Report on Form 20-F 2019

Net cash

SEK million	2019	2018	2017	2016	2015
Cash and cash equivalents	45,079	38,389	35,884	36,966	40,224
+ Interest-bearing securities, current	6,759	6,625	6,713	13,325	26,046
+ Interest-bearing securities, non-current	20,354	23,982	25,105	7,586	—
– Borrowings, current	9,439	2,255	2,545	8,033	2,376
– Borrowings, non-current	28,257	30,870	30,500	18,653	22,744
Net cash	34,496	35,871	34,657	31,191	41,150

Definition	Reason to use

Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).	A positive net cash position that is larger than the pension liability is one of the company’s capital targets. This creates financial flexibility and independence to operate and manage variations in working capital needs

Operating expenses, excluding restructuring charges

SEK million	2019	2018	2017	2016	2015
Operating expenses	–64,215	–66,848	–70,563	–60,501	–64,129
Restructuring charges included in R&D expenses	344	1,293	2,307	2,739	2,021
Restructuring charges included in selling and administrative expenses	117	784	952	1,353	745
Operating expenses, excluding restructuring charges	63,754	–64,771	–67,304	–56,409	–61,363

Definition	Reason to use

Reported operating expenses, excluding restructuring charges.	Restructuring charges vary between years and in order to analyse trends in reported expenses overtime, restructuring charges are excluded.

Operating margin 1)

SEK million	2019	2018	2017	2016	2015
Operating income (loss)	10,564	1,242	–34,743	5,187	21,805
Net sales	227,216	210,838	205,378	220,316	246,920
Operating margin (%)	4.6%	0.6%	–16.9%	2.4%	8.8%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.” Year 2009–2015 have not been restated.

Definition	Reason to use

Reported operating (loss) income as a percentage of net sales.	Operating margin shows the operating income in percentage of net sales. Operating margin is a key internal measure and this number is also provided in the Income statement as the Company believes that it provides users of the financial statements with a better understanding of the Group’s financial performance both short and long term.

Return on capital employed 1) 2)

SEK million	2019	2018	2017	2016	2015
Operating income (loss)	10,564	1,242	–34,743	5,187	21,805
Average capital empolyed
Capital employed at beginning of period	149,615	155,625	185,667	190,797	189,839
Capital employed at end of period	165,273	149,615	155,625	185,666	195,150
Average capital empolyed	157,444	152,620	170,646	188,232	192,495
Return on capital employed (%)	6.7%	0.8%	–20.4%	2.8%	11.3%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.” Year 2009–2015 have not been restated.
2)	The definition was updated during 2019 and the years 2010–2018 have been restated according to the new defintion. More information is provided in the beginning of the APM section.

Definition	Reason to use

The total of operating income (loss) as a percentage of average capital employed.	The Company has decided to change the definition of Return on capital employed (ROCE) and no longer include Financial income in the calculation. The Company believes the updated definition is a better way of reflecting the underlying results of the operation of the Company. Prior periods have been restated to reflect the change.

159 Other information – Alternative performance measures	Ericsson Annual Report on Form 20-F 2019

Return on equity 1)

SEK million	2019	2018	2017	2016	2015
Net income (loss) attributable to owners of the Parent Company	2,223	–6,530	–32,576	833	13,549
Average stockholders’ equity
Stockholders’ equity, beginning of period 2)	86,729	95,952	134,582	142,172	144,306
Stockholders’ equity, end of period	82,559	86,978	96,935	134,582	146,525
Average stockholders’ equity	84,644	91,465	115,759	138,377	145,416
Return on equity (%)	2.6%	–7.1%	–28.1%	0.6%	9.3%

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.” Year 2009–2015 have not been restated.
2)

For 2019, adjusted opening balance due to implementation of IFRS 16 “Leases,” for 2018, adjusted opening balance due to implementation of IFRS 9 “Financial instruments” and for 2016, adjusted opening balance due to implementation of IFRS 15 “Revenue from Contracts with Customers.”

Definition	Reason to use

Net income (loss) attributable to owners of the Parent Company as a percentage of average stockholders’ equity.	Return on equity is a measure of the profitability in relation to the book value of shareholder equity. Return on equity is a measure of how investments are used to generate earnings growth.

Sales growth adjusted for comparable units and currency

SEK million	2019	2018
Net sales	227,216	210,838
Acquired/divested business	–96	—
Net FX impact	–10,675	–4,232
Comparable net sales, excluding FX impact	216,445	206,606
Comparable net sales adjusted for divested business 1)	208,130	—
Sales growth adjusted for comparable units and currency (%)	4%	1%

1)	Adjusted for MediaKind divestment.

Definition	Reason to use

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.	Ericsson’s presentation currency is SEK while the total revenues are mainly in other currencies. Reported sales growth is dependent on fluctuations in SEK versus other currencies and in addition acquired or divested business can have an impact on reported net sales. Sales growth adjusted for comparable units and currency shows the underlying sales development without these parameters.

Working capital 1)

SEK million	2019	2018	2017	2016	2015
Current assets	153,914	161,167	153,423	175,097	189,525
Current non-interest-bearing provisions and liabilities
Provisions, current	–8,244	–10,537	–6,283	–5,374	–3,662
Contract liabilities	–29,041	–29,348	–29,076	–24,930	—
Trade payables	–30,403	–29,883	–26,320	–25,844	–22,389
Other current liabilities	–37,405	–38,891	–35,305	–36,622	–58,663
Working capital	48,821	52,508	56,439	82,327	104,811

1)	2017 and 2016 are restated due to implementation of IFRS 15 “Revenue from Contracts with Customers.” Year 2009–2015 have not been restated.

Definition	Reason to use

Current assets less current non-interest-bearing provisions and liabilities (which include: current provisions, contract liabilities, trade payables and other current liabilities).	Due to the need to optimize cash generation to create value for Ericsson’s shareholders, management focuses on working capital and reducing lead times between orders booked and cash received. Managing and reducing Working capital is key for reaching the Cash conversion of the Long-Term Variable Compensation program (LTV).

160 Other information – Financial terminology and exchange rates	Ericsson Annual Report on Form 20-F 2019

Financial terminology

CAPEX

Capital expenditures.

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions; deferred tax liabilities; contract liabilities; other non-current liabilities; current provisions; trade payables and other current liabilities).

Capital turnover

Net sales divided by average capital employed.

Cash conversion

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as percent.

Cash dividends per share

Dividends paid divided by average number of basic shares.

Compound annual growth rate (CAGR)

The year-over-year growth rate over a specified period of time.

Days sales outstanding (DSO)

Trade receivables balance at quarter end divided by net sales in the quarter and multiplied by 90 days. If the amount of trade receivables is larger than last quarter’s sales, the excess amount is divided by net sales in the previous quarter and multiplied by 90 days, and total DSO are the 90 days of the most current quarter plus the additional days from the previous quarter.

Earnings (loss) per share (EPS)

Basic earnings (loss) per share: profit or loss attributable to stockholders of the Parent Company divided by the weighted average number of ordinary shares outstanding during the period.

Earnings (loss) per share diluted (EPS diluted)

Earnings (loss) per share, using the weighted average number of shares outstanding adjusted for the effects of dilutive potential ordinary shares.

Earnings (loss) per share (non-IFRS)

Earnings (loss) per share (EPS), diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangible assets as a percentage of net sales.

Equity ratio

Equity, expressed as a percentage of total assets.

Free cash flow

Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

Free cash flow before M&A

Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities (before M&A).

Gross cash

Cash and cash equivalents plus interest-bearing securities (current and non-current).

Gross margin

Reported gross income as a percentage of net sales.

Inventory turnover days (ITO days)

365 divided by inventory turnover, calculated as total cost of sales divided by the average inventories for the year (net of advances from customers).

Net cash

Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

OCI

Other comprehensive income.

Operating margin

Reported operating income (loss) as a percentage of net sales.

OPEX

Operational expenses.

P/E ratio

The P/E ratio is calculated as the price of a Class B share at last day of trading divided by earnings per basic share.

Payable days

The average balance of trade payables at the beginning and at the end of the year divided by cost of sales for the year, and multiplied by 365 days.

Return on capital employed

The total of operating income as a percentage of average capital employed (based on the amounts at January 1 and December 31).

Return on equity

Net income (loss) attributable to owners of the Parent Company as a percentage of average stockholders’ equity (based on the amounts at January 1 and December 31).

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

SG&A

Selling, General & Adminstrative operating expenses.

Total shareholder return (TSR)

The increase or decrease in Class B share price during the period, including dividend, expressed as a percentage of the share price at the start of the period.

Value at Risk (VaR)

A statistical method for calculating the maximum potential loss that may occur with a given confidence level over a given time period.

Working capital

Current assets less current non-interest-bearing provisions and liabilities (which include current provisions, contract liabilities, trade payables and other current liabilities).

Exchange rates

Exchange rates in consolidation

	January–December
	2019	2018
SEK/EUR
Average rate 1)	10.56	10.25
Closing rate	10.43	10.25
SEK/USD
Average rate 1)	9.41	8.68
Closing rate	9.32	8.94

1)	Average for the year for disclosure purpose only. Period income and expenses for each income statement are translated at period average exchange rates.

161 Other information – Glossary	Ericsson Annual Report on Form 20-F 2019

Glossary

2G

Second generation of mobile systems (the first digital generation). Includes GSM, TDMA, PDC and cdmaOne.

3G

Third generation mobile systems. Includes WCDMA/HSPA, CDMA2000 and TD-SCDMA.

3GPP

Third Generation Partnership Project. Unites telecommunications standard development organizations and produce specifications that defines a mobile technology (2G, 3G etc.).

4G

Forth generation mobile systems, also known as LTE.

4K video streaming

A horizontal display resolution of approximately 4,000 pixels used in television and consumer media.

5G

The fifth generation of mobile systems. An evolution of 4G/LTE.

5G NR

New radio as defined by 3GPP Release 15, is the new radio access technology developed by 3GPP for the 5G. It has been designed to be the global standard for the air interface of 5G networks.

ADM

Application Development and Modernization. A service offering addressing maintenance, development and evolution of software.

AR

Augmented reality. An interactive experience of a real-world environment whereby the objects that reside in the real world are augmented by computer generated information.

BSS

Business Support Systems, the IT-systems that a service provider uses to run its business operations towards customers. Together with operations support systems (OSS), they are used to support various services for both business processes and the network end-to-end.

CDMA

Code Division Multiple Access. A radio technology on which the cdmaOne (2G) and CDMA2000 (3G) mobile communication standards are both based.

Cloud

When data and applications reside in accessible data centers.

CO2e

The amount of a particular greenhouse gas, expressed as the amount of carbon dioxide that gives the same greenhouse effect.

Core network

The mobile network’s core part, which offers numerous services to the end users who are interconnected by the access network. Its key function is to direct voice calls and route data traffic.

Global Reporting Initiative (GRI) Standards

The GRI Sustainability Reporting Standards are the first and most widely adopted global standards for sustainability reporting. GRI is an independent international organization that has pioneered sustainability reporting since 1997.

GSM

Global System for Mobile Communications. Second generation mobile system.

ICT

Information and Communication Technology.

IoT

Internet of things, interconnection of computing things enabling them to send and receive data.

IP

Internet Protocol. Defines how information travels between network elements across the internet.

IPR

Intellectual Property Rights, or specifically patents.

LTE

Long-Term Evolution. 4G; the evolutionary step of mobile technology beyond 3G HSPA, allowing data rate above 100 Mbps.

Managed services

Management of operator networks and/or hosting of their services.

Mobile broadband

Wireless high-speed internet access using the HSPA, LTE, CDMA2000EV-DO and 5G technologies.

NFV

Network Functions Virtualization. Software implementation of network functions that can be deployed in virtualized infrastructure, offering efficient orchestration, automation and scalability.

OSS

Operations Support Systems, IT-systems used by service providers to manage their networks. They support management functions such as network inventory, service provisioning, network configuration and fault management. Together with Business Support Systems (BSS), they are used to support various services for both business processes and the network end-to-end.

RAN

Radio Access Network, consists of a large number radio base stations that handsets and devices can connect to.

SBT

Science-based targets provide companies with a clearly defined pathway to future-proof growth by specifying how much and how quickly they need to reduce their greenhouse gas emissions.

SDGs

The 2030 Agenda for Sustainable Development, adopted by all United Nations Member States in 2015, provides a shared blueprint for peace and prosperity for people and the planet, now and into the future. At its heart are the 17 Sustainable Development Goals (SDGs), which are an urgent call for action by all countries – developed and developing – in a global partnership.

UDN

Unified Delivery Network. A way to provide a low-latency and high performing platform to deliver compute-intensive applications.

UNGP

The UN Guiding Principles Reporting Framework was launched in February 2015 and is the first comprehensive guidance for companies to report on human rights issues in line with their responsibility to respect human rights. This responsibility is set out in the UN Guiding Principles on Business and Human Rights, which constitute the authoritative global standard in this field.

WCDMA

Wideband Code Division Multiple Access, third generation mobile networks.

The terms “Ericsson”, “the Company”, “the Group”, “us”, “we”, and “our” all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

162 Other information – Shareholder information	Ericsson Annual Report on Form 20-F 2019

Shareholder information

Telefonaktiebolaget LM Ericsson’s Annual General Meeting of shareholders 2020 will be held on Tuesday, March 31, 2020, at 3 p.m. at Kistamässan, Arne Beurlings Torg 5, Kista/Stockholm, Sweden.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must:

•	be recorded in the share register kept by Euroclear Sweden AB (the Swedish Securities Registry) on Wednesday, March 25, 2020; and

•	give notice of attendance to the Company at the latest on Wednesday March 25, 2020. Notice of attendance can be given by telephone: +46 8 402 90 54 on week-days between 10 a.m. and 4 p.m., or on Ericsson’s website: www.ericsson.com

Notice of attendance may also be given in writing to:

Telefonaktiebolaget LM Ericsson

c/o Euroclear Sweden AB

General Meeting of shareholders

Box 191, SE-101 23 Stockholm, Sweden

When giving notice of attendance, please state the name, date of birth or registration number, address, telephone number and number of assistants, if any.

The meeting will be conducted in Swedish and simultaneously translated into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee must request the nominee to temporarily enter the shareholder into the share register as per Wednesday, March 25, 2020, in order to be entitled to attend the meeting. The shareholder should inform the nominee to that effect well before that day.

Proxy

Shareholders represented by proxy shall issue and submit to the Company a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration, or if no such certificate exists, a corresponding document of authority. Such documents must not be older than one year unless the power of attorney explicitly provides that it is valid for a longer period, up to a maximum of five years. In order to facilitate the registration at the Annual General Meeting, the original power of attorney, certificates of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Monday, March 30, 2020. Forms of power of attorney in Swedish and English are available on Ericsson’s website: www.ericsson.com.

Dividend

The Board of Directors will propose a dividend for 2019 of SEK 1.50 (1.00) per share to the Annual General Meeting. The dividend is proposed to be paid in two equal installments, SEK 0.75 per share with the record date April 2, 2020, and SEK 0.75 per share with the record date October 2, 2020.

Financial information from Ericsson

2019 Form 20-F for the US market

•	March 19, 2020

Interim reports 2020

•	Q1, April 22, 2020

•	Q2, July 17, 2020

•	Q3, October 21, 2020

•	Q4, January 29, 2021

Annual Report 2020

•	March, 2021

163 Other information – Shareholder information	Ericsson Annual Report on Form 20-F 2019

More information

Information about Ericsson and its development is available on the website: www.ericsson.com. Annual and interim reports and other relevant shareholder information can be found at: www.ericsson.com/investors

For printed publications

A printed copy of the Annual Report is provided on request

Strömberg Distribution

SE-120 88 Stockholm, Sweden

Phone: +46 8 449 89 57

Email: ericssonreports@strd.se

Shareholder Services North America

Ericsson’s Transfer Agent

Deutsche Bank,

Deutsche Bank Shareholder Services

American Stock Transfer & Trust Company

Registered holders

Toll-free number: +1 (800) 937-5449

Interested investors

Direct dial: +1 (718) 921-8124

Email: DB@amstock.com

Ordering a hard copy of the Annual Report

https://www.ericsson.com/en/investors/financial-reports

Contact details

Ericsson headquarters

Torshamnsgatan 21

Kista, Stockholm, Sweden

Registered office

Telefonaktiebolaget LM Ericsson

SE-164 83 Stockholm, Sweden

Investor relations

For questions on the Company, please contact Investor Relations:

Phone: +46 (10) 719 00 00

Email: investor.relations@ericsson.com

Ericsson Annual Report 2019

Project management

Ericsson Investor Relations

Design and production

Hallvarsson & Halvarsson

Photos of Board of Directors and Executive Team

Per Myrehed

Printing

Göteborgstryckeriet 2020

Printed on Amber Graphic

164 Other information – Signatures	Ericsson Annual Report on Form 20-F 2019

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

March 19, 2020

By:	/s/ Jonas Stringberg
Jonas Stringberg
Vice President, Head of Financial Control and Business Services

By:	/s/ Xavier Dedullen
Xavier Dedullen
Senior Vice President, Chief Legal Officer